As filed with the Securities and Exchange Commission on September 16, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Keter Group SA

(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Zone Industrielle, Hahneboesch

L-4587 Differdange

Grand Duchy of Luxembourg

+352 584545215

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Keter US, Inc.

6435 S Scatterfield Rd

Anderson, IN

46013-9619

(765) 298 6800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff Tim Cruickshank Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	François Warken Arendt & Medernach SA 41A avenue JF Kennedy L-2082 Luxembourg +352 4 0787 81	Stelios G. Saffos Erika L. Weinberg Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value €0.01 per share	$100,000,000.00	$10,910.00

(1)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the additional ordinary shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it’s not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2021

PRELIMINARY PROSPECTUS

             Ordinary Shares

Keter Group SA

This is the initial public offering of Keter Group SA. Prior to this offering, there has been no public market for our ordinary shares. We are selling                 ordinary shares. We expect our initial public offering price will be between $         and $         per ordinary share.

We intend to apply to list our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “KETR.”

Each ordinary share will be entitled to one vote per share.

We are a “foreign private issuer” as defined under the United States Securities and Exchange Commission, or SEC, rules and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Our Business—Implications of Being a Foreign Private Issuer.” Affiliates of BC Partners are currently our majority shareholders. Following this offering, affiliates of BC Partners will own                  ordinary shares, which will represent approximately     % of our total outstanding ordinary shares and approximately    % of the combined voting power of our ordinary shares outstanding immediately after this offering. Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE.

Our business and an investment in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 32 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER ORDINARY SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional                  ordinary shares from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, solely to cover overallotments.

Delivery of the ordinary shares is expected to be made on or about                 , 2021.

Joint Global Co-coordinators and Joint Bookrunners

Goldman Sachs International	J.P. Morgan
BofA Securities	Jefferies
Joint Bookrunners
RBC Capital Markets	BC Partners

Baird	Oppenheimer & Co.	Piper Sandler	Truist Securities

Co-manager
BNP PARIBAS

Prospectus dated                 , 2021

Keter Shaping what’s next for a better day

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At Keter, we’re driven to invent. We create lifestyle solutions for in and around the home in ways only we can. We design with the most innovative technologies and build with sustainable materials to create products that enhance people’s spaces and elevate their experiences. We’re constantly looking for the new to shape what’s next – relentless in our pursuit of solving for the needs of today while designing for tomorrow, At Keter, we’re shaping what’s next for a better day. keter

We invent what’s new and next.

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PRINCIPLES

We create solutions for the global marketplace.

We create solutions for the global marketplace.

We design with people in mind.

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We build in a sustainable manner.

Our DNA

Innovation

We continuously innovate products and processes to meet the needs of our customer and consumer.

Agility

We respond positively to change.

Respect

We believe in diversity and ensure that everyone feels welcome, valued and safe in the workplace.

Entrepreneurship

We are passionate, optimistic and never give up.

Accountability

We deliver what we promise.

One team

We are one Keter.

Our DNA

At a Glance

€1.2B
Net sales

100+
Countries

$28B
TAM[1]

30%
Of sales from new products

17%
Market share[2]

30%
Of sales through digital platforms

40%
Recycled materials

#1 / #2
Brand awareness in Europe across categories[3]

KETER CURVER.

Note: all figures presented are as at December 31, 2020
1. North America and Europe.
2. Indoor and Outdoor resin-based categories.
3. #1 brand awareness in home organization and top 2 brand awareness in Outdoor.

At a Glance

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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For investors outside the United States:

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

This prospectus has been prepared on the basis that all offers of ordinary shares will be made pursuant to an exemption under the Regulation (EU) 2017/1129, or the Prospectus Regulation, and the relevant implementing measures in member states of the European Economic Area, or EEA, from the requirement to produce a prospectus for offers of the ordinary shares. Accordingly, any person making or intending to make any offer within the EEA of ordinary shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ordinary shares contemplated in this prospectus.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Keter,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Krona Holding (Luxembourg) I SARL, a société à responsabilité limitée, incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B209182, having its registered office at Zone Industrielle, Hahneboesch, L - 4587 Differdange, Grand Duchy of Luxembourg, or Krona Holding, together with its subsidiaries, prior to the acquisition by Keter Group SA of all of the assets and operations of Krona Holding by way of contribution by Krona Acquisition SARL of all of its shares in Krona Holding to Keter Group SA, a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B255799, having its registered office at Zone Industrielle, Hahneboesch, L - 4587 Differdange, Grand Duchy of Luxembourg, which will occur prior to consummation of this offering, and (ii) Keter Group SA together with its subsidiaries after giving effect to the contribution of all of the shares of Krona Holding to Keter Group SA, which will occur prior to consummation of this offering. In addition, prior to consummation of this offering, Krona Management SA, an entity through which certain of our current and former employees indirectly own equity interests in Krona Holding, will be contributed to Keter Group SA in connection with the issuance of ordinary shares of Keter Group SA to such current and former employees. At the time of this contribution, Krona Management SA will not have any material assets or liabilities other than equity interests in a parent of Krona Holding.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the consolidated financial statements in this prospectus were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in euros. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them, and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this prospectus.

Unless otherwise indicated, all references in this prospectus to “€,” “euro,” “EUR” or “cents” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended. All references to “$,” “U.S.$” or “U.S. dollars” are to the lawful currency of the United States.

Solely for the convenience of the reader, certain euro amounts herein have been translated into U.S. dollars at the rate of €1.00 to $1.2271, the average exchange rate quoted as of December 31, 2020 by the European Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

This prospectus contains the historical financial statements and other financial information of Krona Holding. Prior to the consummation of this offering, Keter Group SA will acquire all of the assets and operations of Krona Holding by way of contribution by Krona Acquisition S.à r.l. of all of its shares in Krona Holding to Keter Group SA. Keter Group SA’s ordinary shares are being offered hereby. Keter Group SA is a newly incorporated company incorporated for the purpose of acquiring by way of contribution all of the shares of Krona Holding and effecting this offering and has not engaged in any activities except those incidental to its formation, the acquisition of Krona Holding and the initial public offering of our ordinary shares. Keter Group SA is currently a wholly-owned subsidiary of Keter Group Holding S.à r.l., has no assets, liabilities or contingent liabilities and will have no assets, liabilities or contingent liabilities until the completion of the acquisition by Keter Group SA of all of the assets and operations of Krona Holding by way of contribution by Krona Acquisition SARL of all of its shares in Krona Holding to Keter Group SA. Following the acquisition by way of contribution of all of the shares of Krona Holding, Keter Group SA will become the holding company of our

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Company. In addition, prior to consummation of this offering, Krona Management SA, an entity through which certain of our current and former employees indirectly own equity interests in Krona Holding, will be contributed to Keter Group SA in connection with the issuance of ordinary shares of Keter Group SA to such current and former employees. At the time of this contribution, Krona Management SA will not have any material assets or liabilities other than equity interests in a parent of Krona Holding.

Results reported for the twelve months ended June 30, 2021 are calculated as results for the six months ended June 30, 2021, plus results for the year ended Dec 31, 2020, less results for the six months ended June 30, 2020.

Use of Non-IFRS financial measures

This prospectus contains non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, IFRS and our calculations thereof may not be comparable to similarly titled measures reported by other companies.

We define Adjusted EBITDA as loss for the year excluding depreciation and amortization, income tax expense (benefit), finance costs, finance income, other finance (gains) losses, net, impairment charges, plant closure costs, business transformation costs, loss (gain) on disposal of assets, share-based payment expense, and certain other non-routine items that management believes are not indicative of the core performance of our business, each as described in footnote (a) in the section entitled “Prospectus Summary—Summary Consolidated Financial Data.” The most directly comparable IFRS measure to Adjusted EBITDA is our loss for the year. For a reconciliation of loss for the year to Adjusted EBITDA, please see footnote (a) in the section entitled “Prospectus Summary—Summary Consolidated Financial Data.”

We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the period, expressed as a percentage.

We believe that Adjusted EBITDA and Adjusted EBITDA Margin are indicators of the operating performance of our underlying business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they eliminate certain items that affect period-over-period comparability and provide consistency with past financial performance and additional information about underlying results and trends by excluding certain items that may not be indicative of our business, results of operations or outlook. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Additionally, we believe that Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to loss for the year, operating profit (loss), or other financial measures prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

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•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;

•

some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

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TRADEMARKS

All trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

The information in this prospectus that has been sourced from third parties has been accurately reproduced and, as far as we are aware and able to ascertain from the information published by that third-party, no facts have been omitted that would render the reproduced information inaccurate or misleading. Industry publications generally state that their information is obtained from sources they believe reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. Although we believe these sources to be reliable, as we do not have access to the information, methodology and other bases for such information, we have not independently verified the information.

In this prospectus, we make certain statements regarding the markets and the competitive position in the sectors and geographies in which we compete. We believe these statements to be true based on data from our internal research which we believe to be reasonable, as well as independent consultancy reports, market data and industry statistics which are in the public domain, but have not independently verified the information.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Unless the context otherwise requires, we use the terms “Keter,” “the Company,” “we,” “us” and “our” in this prospectus to refer to Keter Group SA and, where appropriate, our consolidated subsidiaries.

Our Business

Keter Snapshot: Shaping What’s Next for a Better Day

For over 70 years, Keter has inspired people to create amazing spaces in and around the home through an innovative, industry-leading portfolio of durable indoor and outdoor lifestyle solutions.

Our balanced and diversified portfolio of categories, brands and products, which is unmatched by our competition in terms of design, functionality, quality, breadth or global reach, is defended by an intellectual property portfolio of approximately 1,500 registered patents, as of September 5, 2021, and decades of accumulated know-how. Our products are distributed in approximately 100 countries through a network of blue-chip, omnichannel retail partners, with Keter having a superior presence in the e-commerce channel, compared to the broader home and garden solutions industry. We believe the breadth, depth and quality of our product offering makes us a preferred partner and one-stop shop for customers, who often consider us a category captain in resin-based products, and to whom we provide innovative, sustainable and cost-efficient products. In the year ended December 31, 2020, we generated €1,235.7 million in revenue, a loss for the year of €(76.8) million and €194.4 million in Adjusted EBITDA. In the six months ended June 30, 2021, we generated €855.0 million in revenue, a profit for the period of €2.4 million and €149.3 million in Adjusted EBITDA.

Keter primarily serves large, resilient and growing markets for lifestyle products used in and around the home. We believe our total addressable market, or TAM, is estimated to have generated retail sales of approximately $27.8 billion across North America and Europe in 2020, and is fueled by secular tailwinds, including increased at-home activities, growing home improvement spend and a shift toward suburban living. The most attractive market segment within this large TAM, resin-based solutions, is estimated to have generated retail sales of approximately $9.7 billion in 2020 and is expected to grow at a CAGR of 4.4% between 2020 and 2023, nearly twice the pace of products made of other materials.

At twice the size of its closest competitor, we believe Keter is best positioned to enjoy this accelerated growth in large part due to our compelling value proposition for consumers. Keter’s global leadership position enables us to leverage the strength and scale of our business to derive significant and durable competitive advantages:

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Leading Global Platform in Durable Consumer Products and Solutions with Significant Scale Advantage: Keter is often seen as a category captain for durable consumer products, with our relative global market share in resin-based solutions being nearly double that of our nearest competitor across our market. We believe that we have no direct competitors with product portfolios or operational footprints that rival our reach, scale and breadth of product offering, which we believe is a distinct competitive advantage.

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Innovation-Driven Approach to Growth: We have a long-established track record of leading our industry in innovation. Products developed between 2017 and 2020 represented approximately 30% of net sales in 2020.

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Long-Standing Relationships with Blue-Chip Retail Partners: Our products are sold in over 70% of the top 50 hardline retailers in Europe and North America. We maintain strong relationships with our retail partners, with the average relationship length being approximately 20 years across our top 20 partners, which includes retailers such as The Home Depot, Walmart, Amazon, Kingfisher, Costco and others.

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Growing Omnichannel Business Suited to Online Expansion: We believe we are well-positioned to benefit from our outsized presence in the fast-growing e-commerce channel. We estimate that our total online penetration is approximately 30%, which compares to online penetration of approximately 15% on average for home and garden solutions globally.

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Leading Brand Portfolio: The Keter and Curver brands, our leading proprietary brands in our Outdoor and Indoor segments, respectively, are broadly recognized after being in the market for over 70 years. Keter is among the top two most recognized brands in Europe in the resin-based outdoor storage and outdoor furniture categories and is well-positioned in the United States, while Curver ranks amongst the top five most recognized brands in resin-based home organization.

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Well-Invested Global Manufacturing Footprint: Our operating model and manufacturing footprint allows us to optimize production across markets based on local supply and demand dynamics. Over 65% of the production is performed locally, mitigating the risks of potential global supply chain disruptions.

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Industry Leader in Sustainability, Corporate Social Responsibility and Environmental, Social and Governance, or ESG, Issues: We aim to lead our industry on the topic of sustainability, corporate social responsibility and ESG. Our beautiful and durable consumer products are 99.9% recyclable at the end of their useful lives. We have increased the share of recycled content in total production from 21% in 2016 to 38% in 2018 and 40% in 2020, and are aiming to achieve 55% recycled content by 2025.

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Efficient and Effective Organization: Our “glocal” operating model delivers a high level of service to our clients and gathers evolving consumer insights. Our decentralized local manufacturing, sales and marketing operations are supported by effective global corporate functions, with a best-in-class international management team benefiting from decades of accumulated experience, driving the growth strategy of the business.

Keter has multiple levers to drive superior growth, underpinned by robust strategic priorities. We are maximizing opportunities within our existing business through our innovation, channel penetration, brand building potential and strength of our portfolio. Further, we believe our recent investments in sales and marketing, and product innovation, position us to continue the trend of profitable above-market growth. We also have additional growth opportunities, providing our business with significant optionality, including the opportunity to penetrate category adjacencies, geographic expansion and business model innovation. Finally, as a natural consolidator in a fragmented industry, we are able to accelerate our development through selective and complementary acquisitions.

Company Overview

Founded as a family business in Israel in 1948, Keter has experienced significant growth and global expansion to become a market leader in indoor and outdoor durable lifestyle solutions. Throughout its over 70-year history, Keter has ascended to the forefront of the industry in design, functionality and the use of advanced engineering capabilities across product categories. Since the funds advised by BC Partners acquired a controlling stake in Keter in 2016, the business has been transformed from a family-owned company to a global consumer products leader by strengthening the organization, investing in innovation, rationalizing the portfolio, developing a digital footprint, focusing on sustainability, optimizing global operations and executing on the consolidation opportunity through acquisitions.

Our product portfolio is unmatched by our competition in terms of breadth and depth, and is balanced across most outdoor living and home solutions, positioning us as a category captain to many customers in resin based products and the partner of choice for blue-chip retailers. Our portfolio is also well balanced in terms of global presence, and is supported by well recognized brands across our categories in Europe and North America.

We operate in two segments, with solutions meeting most consumer indoor and outdoor lifestyle needs.

Outdoor Segment

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Our Outdoor segment is anchored by the global equity of our Keter brand and comprises three main product solutions: outdoor furniture and planters, sheds and buildings and deck boxes and leisure. Keter has been behind many of the major innovations in the category—notably through the recent introduction of the DUOTECH and EVOTECH technologies featuring the natural look and feel of traditional wood products. Our outdoor furniture and planters business comprises decorative and weather-resistant products for a range of outdoor lifestyles and activities, including lounge sets, deck chairs, dining sets and tables, as well as raised garden beds, planters and pots. In our sheds and buildings business, we produce a range of innovative, beautifully designed and highly durable garden sheds and outdoor buildings. Our deck boxes and leisure business is comprised of practical and aesthetic outdoor storage solutions such as patio coolers.

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We are the leading resin-based player across deck boxes and leisure and outdoor furniture and planters sub-categories in both Europe and the United States. In sheds and buildings, we are the leading resin-based player in Europe and the number two resin-based player in the United States, with sale estimates of over one million sheds globally in 2020. Overall, our market share across Europe and North America in resin-based products across our Outdoor segment is approximately three times larger than the next competitor.

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Our Outdoor segment benefits from consumers’ sustained and growing investment in their outdoor spaces and the appeal of our products, which combine highly aesthetic designs with significantly greater durability, lower maintenance and greater value, compared to products manufactured with traditional materials such as wood, rattan or metal. We believe our global leadership and innovative capabilities uniquely position us to further drive resin penetration and capitalize on the growing demand in outdoor living. We also anticipate future opportunities to expand into adjacencies (e.g., “livable sheds”) as homeowners and renters look for alternative or additional living spaces.

Indoor Segment

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Our Indoor segment is led by our Curver brand and comprises four main product solutions: home storage and organization, tool storage, cabinets and shelving and totes and medical containers. Our home storage and organization business includes storage boxes and baskets, bathroom storage solutions, kitchenware and pet accessories. We provide aesthetically pleasing solutions that bring storage from the closet into the living room with our unique range of 3D and surface finishes, including weave, knit, beton and jute. Our tool storage business features a ground-breaking system approach targeted at both professional contractors and DIYers. These innovative tool storage solutions are designed, manufactured and distributed by Keter and marketed under exclusive third-party specialized brands, including the leading and fast-growing brands Milwaukee, Ridgid and Hart. Our cabinets and shelving business provides a range of storage solutions for the home and office, and the medical storage business, marketed under our AP Medical brand, provides safe medical containers for the disposal of general or sharp waste in hospitals and medical facilities.

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We are the leading resin-based home storage and organization player in Europe, enjoying market share approximately two times larger than the next competitor, and we are also well-positioned in North America. In high-growth resin-based tool storage solutions, we maintain the number one and number two market share position in the United States and Europe respectively, and have increased our market share in the overall tool storage market across North America and Europe from 6% in 2015 to 9% in 2020. In cabinets and shelving, we are the leading resin-based player in Europe and among the top three players in the United States.

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These categories benefit from the continued strength of the housing market and increasing spend on home improvement, renovation and restoration activity and the growing interest in home decoration and organization. Keter is well-positioned within the market to capitalize on these trends by offering differentiated branded solutions focused on design, high quality and durability, including those made of recycled resin.

Today, innovation underpins everything Keter does and this capacity for innovation is a core competitive advantage, a fundamental part of Keter’s corporate culture and a key driver of future success. We take a market-led approach to understanding and anticipating the needs of consumers across our various product categories and geographies to create solutions that are functional, beautifully designed, durable and accessible to a broad consumer base.

Due to our scale, we are able to invest substantial resources behind this strategic effort. We have a global team of nearly 70 designers and engineers exclusively focused on product innovation, working across four dedicated research and development hubs which are closely connected to our sales and marketing teams, locally based across our key regions. We have invested in excess of €60 million in capital expenditures related to new product molds in total in the last three years and operate a portfolio of intellectual property assets including approximately 1,500 registered patents globally, with approximately 216 additional patents pending, as of September 5, 2021. New products launched between 2017 and 2020, comprised approximately 30% of our total sales in 2020. We believe our recent investments in innovation and pipeline of new products, supported by other business initiatives, position us to experience continued growth.

For example, Keter’s DUOTECH solutions, leveraging our unique know-how in resin science and surface finishes, are a breakthrough in outdoor storage products due to the combination of innovative technology, smart engineering, and distinctive materials. Our DUOTECH products feature the natural look and feel of traditional wood products, are easily customized and have solid design and resistance to all weather conditions. We have similarly redefined the tool storage market, with the fast-growing family of storage solutions introduced under the Milwaukee PACKOUT brand, which revolutionizes the transportation, storage and organization of tools for both professional contractors and DIYers. Built from impact-resistant polymer, its patented multi-footprint system allows users to stack and lock boxes, organizers and crates in any configuration. Its design has given Keter a top mark in product innovation, resulting in recognition as a finalist for the prestigious Innovation Award from The Home Depot.

We have defined our brand strategy to maximize our market presence and drive our profitable growth across markets and categories. Consumers are increasingly relying on online search to make informed purchases, whether through physical retail channels or through e-commerce sites, and we continue to invest in brand recognition to capitalize on this trend. Our portfolio is primarily marketed under our range of proprietary brands and under exclusive licenses with widely recognized third-party brands. Our branded offering is tactically supplemented by store-branded product lines, which we undertake in collaboration with select retail partners based on a set of strict criteria related to volume, growth potential and profitability.

Our proprietary brands

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In 2020, 74% of our sales were generated by products under our proprietary brands, and our portfolio is anchored by two brands with strong recognition across key consumer segments and categories. Keter is our leading brand in the Outdoor segment, which for over 70 years has been inspiring people to create amazing spaces in their homes and gardens with innovative, high-quality products. Curver, our leading brand in the Indoor segment, was created in 1949 and stands for intelligent, beautiful and innovative solutions for home organization.

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We are continuing to invest in our brands—the Keter and Curver brands sit among the top three recognized brands across resin-based outdoor storage, outdoor furniture and home organization in Europe, and are well-positioned in the United States and feature strong net promoter scores, or NPS, relative to direct competitors across regions and categories.

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These two anchor brands are complemented by a portfolio of local and regional brands which we strategically and tactically use in certain regions and product categories. These brands include Adams and Allibert in our Outdoor segment and KIS in our Indoor segment.

Partnerships with third-party brands

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In 2020, 9% of our sales were generated by products sold under market-leading third-party brands. We selectively partner with global brands to promote our products in certain categories where such partnerships can create a competitive advantage and bolster product recognition.

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Historically, we have partnered with brands such as Disney on a range of kids’ storage solutions, as well as a number of brands owned by Techtronic Industries Company Limited, or Techtronic, an operator of some of the most successful and recognized brands in power tools and outdoor power equipment in the world. Our partnership with Techtronic has been a driver of the success and growth of our tool storage business. In 2018, we redefined the tool storage market with the launch of Milwaukee PACKOUT, a multi-unit system with patented stackable parts and customizable layouts aimed at professional contractors and serious DIYers, and we recently expanded the relationship with the launch of Hart tool storage systems. We believe our significant investments into our tool storage business positions us to further grow in this strategic and attractive category.

Retail partnerships

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In 2020, 17% of our sales were generated by private label products co-developed in partnership with our largest strategic retailers. We believe this approach provides us with a distinct competitive advantage in delivering value to our retail partners, and also provides an avenue for us to optimize our branded assortment within a channel and increase our overall share of spend with each customer.

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We are focused on growing profitably with these strategic partners by offering a range of value-added innovations, and well-designed and high-quality products, combined with high production volumes to capture benefits from scale. This collaboration has been key to our relationship with such retailers as The Home Depot, with whom we have been working on product lines for the Husky and HDX brands for over 25 years, and IKEA, with whom we also have been partnering for over 25 years to create innovative home solutions.

We are focused on the attractive North America and Europe markets where our products are sold in over 70% of the top 50 hardline retailers. However, we bring our products to market through a diverse and powerful group of retail partners in approximately 100 countries around the world. We have long-established partnerships with most of Europe and North America’s largest retailers across the key home improvement, mass, club and specialist channels, including The Home Depot, Lowe’s, Costco, Walmart, Target, B&Q, Leroy Merlin, Castorama, IKEA, Action and many others. We also have a fast-growing digital presence, including through e-commerce pure players such as Amazon and Wayfair, and through the e-commerce websites of many of our retail partners pursuing omnichannel strategies. Across our entire distribution network, we estimate that approximately 30% of our sales in 2020 were to consumers through an online platform, whether pure-play or omnichannel. Sales from pure-play and trackable omnichannel retailers have increased at a CAGR of 21% from 2018 to 2020. We believe we are well-positioned to benefit from the increasing penetration of online shopping given the appeal of our brands and products, our global infrastructure and significant scale.

Keter has an organization of over 5,000 employees working across regional business units in regional business units, local sales and marketing teams and 18 manufacturing sites across Western Europe, North America and Israel. While our global organization aims to deliver scale benefits across critical functions, our operating principles are based on a nimble and entrepreneurial culture with lean and effective central oversight. This “glocal” approach relies on strong local sales and marketing teams, with decades of in-market experience building customer relationships and collecting consumer insights. We believe our local, on-the-ground presence acts as a key competitive advantage and a strong barrier to entry, strengthens our market penetration and ensures agility and elevated service levels. This local presence is complemented by the benefits we derive from our global scale, which represent a significant and durable competitive advantage in a market where competition is largely comprised of smaller, less capitalized companies. Our scale allows us to invest meaningfully in innovation and product development, in our brands and in our manufacturing setup and our supply chain, all while offering the opportunity to optimize our global marketing effort and operations. Our large and global scale also allows us to leverage expertise across various technologies, including traditional and innovative injection molding, extrusion processes, mold design, process automation and surface finishes. In addition, our scale and the quality of our supply chain are essential to supporting fast-growing omnichannel strategies and leading e-commerce players, which has allowed us to establish ourselves at the forefront of our industry with regard to sustainability and the use of recycled materials or waste in our production processes.

We are proud of having established Keter as a thought leader on sustainability and corporate and social responsibility in our industry. While our focus on profitable growth is essential, we are also deeply committed to being part of the solution for a better planet by delivering highly durable products that are made with recycled content and that are themselves 99.9% recyclable, and by operating in an efficient, sustainable manner throughout our value chain. Our goal is to create products that are truly durable and recyclable while being functional, aesthetically appealing and affordable compared to products manufactured with alternative materials. Reducing our environmental footprint also includes leading our industry when it comes to incorporating post-industrial and post-consumer plastics as a raw material in manufacturing process and promoting circular economy and recycling initiatives. In 2019, we formalized a strategy to further drive our positive impacts on people, society and the planet, while accelerating a reduction in our environmental footprint by publishing our first Sustainability Report. These goals include increasing the amount of recycled content in production, continued zero production of single-use plastic consumer products, achieving zero waste to landfill from production, implementing product end-of-life programs in all regions and a reduction of greenhouse gas emissions from production, among other goals. As an example, we have increased the usage of recycled materials in our production process from 21% in 2016 to 38% in 2018 and 40% in 2020 and have set ourselves the goal of 55% by 2025. Keter is an industry leader in sustainability initiatives, and we believe our leadership will expand Keter’s competitive advantage as consumers become increasingly focused on the environmental footprint of their purchasing decisions.

The growing demand for our products is evidenced by our net sales growth from €1,119.8 million in 2018 to €1,433.2 million in the twelve months ended June 30, 2021, representing a CAGR of 10.4%, on the back of continued favorable market tailwinds, successful new product developments, strong sales execution and strategic acquisitions. During this time, we significantly improved the quality of our revenues rationalizing our portfolio and disposing of a non-core subsidiary. In the same period, our loss for the year decreased from €(762.3) million in 2018 to €(55.6) million in the twelve months ended June 30, 2021 and our Adjusted EBITDA increased from €93.4 million in 2018 to €231.6 million in the twelve months ended June 30, 2021, representing a CAGR of 44.0%, as we have driven margin expansion through a focus on value-add innovation and building an efficient and scalable organization. Our business was also highly resilient during the COVID-19 pandemic. While we experienced some order cancellations from retail partners across March and April 2020, we were able to successfully refocus our nimble organization on in-demand categories and growing channels, such as e-commerce and DIY, in order to return to strong growth in the second half of 2020. This strong momentum continued into 2021, with revenue in the first half of 2021 up 30% compared to the first half of 2020, driven by strong performance across both our Outdoor and Indoor segments.

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The growth rate for the first half of 2019 as compared to the first half of 2018 is calculated pro forma excluding the revenue contribution from Adams (acquired in September 2018) and Hovac (disposed of in November 2018) from both the second half of 2018 and the second half of 2019. Reported growth rate for the first half of 2019 as compared the first half of 2018 was 7.2%.

Industry Overview

Keter primarily serves large, resilient and growing markets for lifestyle products used in and around the home. In the Outdoor market segment, categories span outdoor furniture and planters, sheds and buildings and deck boxes and leisure. In the Indoor market segment, categories span home storage and organization, tool storage, cabinets and shelving and totes. Based on industry data, we estimate that our core categories generated total retail sales of $27.8 billion in North America and Europe in 2020. Across these categories, Keter is a market leader and is considered by many of its customers as a category captain for resin-based solutions. Keter has 17% market share in indoor and outdoor resin-based categories across North America and Europe. We benefit from growing spend on home improvement, renovation and restoration, as well as home decoration and consumers’ growing investment in their homes and outdoor spaces. Across all categories, consumers are increasingly investing in and prefer aesthetically appealing, well-designed, functional, durable and sustainable solutions over traditional products or materials, such as wood or metal. These trends are further amplified by the shift toward suburban living, which is evident, for example, in the 44% increase in suburban home sales in the greater New York City area in 2020. In addition, the trend toward at-home outdoor activities, which was further accelerated by COVID-19, is expected to continue to have long-term effects. For example, according to a consumer survey, 24% of consumers surveyed in the U.S., 58% in the U.K. and 47% in France said that they are considering moving to a residence with outdoor living space. Additionally, 37%, 38% and 35% of consumers answered that they expect to increase their spend on outdoor storage, furniture and home organization products, respectively, in the next 12 months, while only 17%, 17% and 15% said that they expect to decrease their spend on these categories. According to the same survey, limited demand was pulled forward as only 4% of consumers reported that had COVID-19 not occurred, they would have delayed the purchase by more than 12 months. As the market leader, we believe Keter is uniquely positioned to disproportionately benefit from these trends as a result of our innovative product portfolio, brands, retail relationship and global reach and scale.

Resin-based solutions represent 35% of our total addressable market, or $9.7 billion total retail sales in North America and Europe in 2020. Resin-based solutions have outperformed the growth of products made from other materials over the 2015 to 2020 period by nearly two times, and are expected to continue to outpace the broader market through 2023.

Consumer demand for resin-based solutions continues to expand, with surveys indicating that 44% of consumers would consider resin-based outdoor furniture and outdoor storage products for their next purchase, higher than for wood or metal products, and this number is as high as 67% for home organization products. We believe this shift toward resin-based products is being driven by product innovations, improved affordability, and relative functionality, convenience and durability compared to products made from traditional materials. Additionally, consumers are becoming increasingly environmentally conscious when making purchasing decisions, with approximately 70% of consumers indicating sustainability is a factor in their decision-making process. This is particularly true of millennials, who we estimate will drive more than 50% of the demand for home products by 2025, with millennials expressing willingness to pay a premium for sustainable brands. As such, we expect resin penetration to increase in the coming years, with every 1% increase in resin penetration equating to an increase of approximately $278 million in our current addressable market.

Outdoor

Across Europe and North America, the Outdoor market segment, which comprises outdoor furniture and planters, sheds and buildings and deck boxes and leisure, generated total sales of $13.9 billion in 2020, after growing at a CAGR of 3.7% from 2015 to 2020. The total market is expected to grow at a CAGR of 3.9% from 2020 to 2023. Growth in our outdoor categories is being driven by ongoing consumer investment in outdoor spaces and shifting preferences to e-commerce introducing new customers to the channel, long-term trends that were further accelerated by COVID-19 and that we expect to continue for years to come. Outdoor living continues to be the top focus area for consumers looking to add features to their homes. For example, approximately one-third of consumers expect to increase their outdoor activities in the future, and between approximately 20% to 60% of consumers who do not have outdoor space, depending on where they are located, are considering moving to a residence with outdoor space in the next two years. Furthermore, a number of Outdoor market categories display a low penetration of addressable households, which are defined as households with outdoor space. This low addressable household penetration provides significant space for new consumers to enter the market and a subsequent runway for market growth. For instance, deck boxes and leisure’s estimated addressable household penetration across North America and Europe is 17%, while sheds and buildings’ is only 5%.

Growth in resin-based products outpaced the broader market during the period from 2015 to 2020. Resin penetration in our outdoor categories was 29% in 2020, having increased from 27% in 2015, and is driven by the same secular tailwinds we benefit from in the total market. Resin-based products in our outdoor categories grew at an estimated CAGR of 5.4% from 2015 to 2020, and the CAGR is expected to increase to 5.7% for the period from 2020 to 2023.

Keter is a leading player in resin-based products across our outdoor categories, with an estimated market share of 26.4% in Europe and 15.3% in North America in 2020, which has increased from 20.6% and 10.6%, respectively, in 2015, through a combination of organic growth and acquisitions. We believe Keter’s global leadership and innovative capabilities position us to further drive resin penetration and disproportionately benefit from the growing demand in outdoor living.

Indoor

Across Europe and North America, the Indoor market segment, which comprises home storage and organization, tool storage and cabinets and shelving and totes, generated total sales of $13.9 billion in 2020. The market for our indoor categories experienced growth in sales at a CAGR of 1.8% from 2015 to 2020 and is expected to grow at a CAGR of 2.0% from 2020 to 2023. Growth in our indoor categories is being driven by ongoing spend on home improvement and renovation and restoration, with home improvement spend estimated to increase by 25% by 2025, which will drive approximately 15 to 30% of demand across our categories. Additionally, there is an increasing preference to continue working from home longer-term, with approximately 70% of workers expressing a desire to continue to work from home post-pandemic, alongside a shift toward suburban living and growing consumer interest in home organization, evidenced by a 263% increase in mentions of #organization on social media from 2018 to 2019.

As in our outdoor categories, growth in resin-based products within our core indoor categories has historically exceeded the broader market and is expected to continue to do so. Resin-based products in our indoor categories grew at a CAGR of 3.1% from 2015 to 2020, and are expected to grow at a CAGR of 3.5% from 2020 to 2023. Resin penetration in our indoor categories was 41% in 2020, having increased from 39% in 2015.

Keter is a leading player in resin-based products across our indoor categories, with an estimated market share of 19.9% and 12.1% in Europe and North America, respectively, in 2020, which has increased from 12.1% and 9.5%, respectively, in 2015. As a result, we believe we are well-positioned to disproportionately benefit from the attractive trends in the indoor market segment by offering differentiated products focused on aesthetic design, quality, durability and sustainability.

The Keter Difference

We believe there are several key attributes that define and differentiate Keter, and position us to continue to win in the attractive markets we operate in.

Leading Global Platform in Durable Consumer Products and Solutions with Significant Scale Advantage

We are the global leader in innovative, durable, resin-based consumer lifestyle solutions for inside and outside the home. We design, manufacture and distribute our products globally through a diversified network of retailers across 100 countries with a focus on large, well-developed markets in North America and Europe. We are often considered a category captain in resin-based products, as demonstrated by our relative global market share, approximately double that of our largest competitor in this category. We believe that we have no direct competitors with product portfolios or operational footprints that rival our reach, scale and breadth of product offering.

The scale of our platform also lets us make investments in the future growth of our business. For example, we have invested over €60 million in capital expenditures related to new product molds in total in the last three years, which represents a commitment that smaller, less capitalized competitors are unable to replicate. We leverage our scale to make considerable investments in innovation and new product development, in our brand awareness and equity and in sustainability and the use of recycled materials.

Our scale, combined with our “glocal” approach, provides us with flexibility and optionality within our business, allowing us to customize and tailor our supply chain to respond to demand trends that may be different across our product lines and geographies. Our global manufacturing and logistics platform has notably been a critical success factor that has enabled us to develop our omnichannel expertise with large retailers, as well as to better serve leading e-commerce players, including Amazon and Wayfair. In addition to providing us with greater stability and resilience through scale and diversification, as well as better position ourselves to meet the specific requirements of the various channels we serve, our significant size allows us to generate operational efficiencies and increase our bargaining power with both suppliers and retail customers.

Innovation-Driven Approach to Growth

Throughout our company history, we have had a long-established track record of leading our industry in innovation. Over the years, Keter has been a pioneer in innovation, introducing many innovative products and expanding into new manufacturing techniques, including long core injection and 16mm extruded panels (multi-wall wood look) in the 1990s, premium in-mold lamination, or IML, finish for resin-based home products in the 2000s and new surface finishes that imitate natural and other materials in the 2010s.

Innovation is fundamental to Keter’s strategy and central to the culture of our organization. Our ability to constantly innovate is core to our growth model. As a result, products developed between 2017 and 2020 represented approximately 30% of net sales in 2020. Our innovation efforts are executed through our four global research and development centers located in Israel, Italy, the Netherlands and the United States, and our dedicated team of nearly 70 design and engineering professionals specialized in product design, ergonomics and material science, as well as process engineers. These innovation centers are closely connected with our local sales and marketing teams and our clients, who are valuable sources of consumer insight, allowing us to identify or anticipate changes in consumers’ needs or behaviors.

Relevant examples of our innovation in the Outdoor segment include the Darwin line of sheds introduced in 2020, featuring EVOTECH panels to create a wood-like surface that drives material conversion and market share from existing wood-based products. This shed is not only aesthetically pleasing, but it also offers all the advantages of resin-based solutions, such as compact packaging which is especially relevant in the e-commerce channel, all-weather durability and lower costs of ownership. We have also introduced the Party Cooling Cart as a breakthrough leisure solution, with a cast iron look and feel and the strength, sturdiness and weather resistance of resin. This innovative product offers a great consumer experience at a very competitive price while also leveraging recycled materials, good for the environment. In our Indoor segment, we have redefined the tool storage market with our PACKOUT system, a customizable, multi-unit tool storage system developed under the Milwaukee brand. Since the introduction of this line in 2018, we have expanded our range and today we have over 20 different offerings that are part of the system. Also in our Indoor segment, we have continued our strategy of developing decorative storage solutions with innovative surface finishes. We have a history of success in this segment of the market with innovative product lines like Knit and Y-weave, and in 2018 we expanded the line with the innovative 3D Jute pattern.

We have invested over €60 million in capital expenditures related to new product molds in total in the last three years. We protect our intellectual property through a combination of approximately 1,500 registered patents with approximately 216 additional patents pending and 337 registered trademarks, in each case as of September 5, 2021, and continually take steps to enforce and protect our intellectual property portfolio.

Long-Standing Relationships with Blue-Chip Retail Partners

Our products are available through retail partners in approximately 100 countries worldwide and our products are sold in over 70% of the top 50 hardline retailers in Europe and North America. Considered a category captain by many of our customers, we are a preferred and long-term partner in resin-based consumer categories for large retailers that sell hardline products, including The Home Depot, Lowe’s, Costco, Walmart, Target, B&Q, Leroy Merlin, Castorama, IKEA, Action and many others. We maintain close relationships with our retail partners, and in many cases we have been working collaboratively with our clients for decades, our business expanding and growing alongside theirs. The average relationship length is approximately 20 years across our top 20 retail partners.

We have a balanced representation across all relevant channels of distribution that sell consumer durable lifestyle products. Home improvement retail is our largest distribution channel globally. We have also consistently increased our market presence in other distribution channels, including discount, club and mass retail. Across these channels, Keter is the partner of choice for blue-chip retailers thanks to the unmatched breadth and depth of our product offering, the reputation of our brands and the overall appeal and quality of our products. We combine sophisticated sales and marketing resources, including merchandising and category management capabilities, with elevated service levels. We believe the breadth of our portfolio, which consists of more than 3,500 products, enables us to serve market-specific consumer needs—for example, Keter’s “Store-it Out” in the UK, or our range of Adirondack chairs in the U.S.—as well as offer product exclusivities and serve competing retailers. We deliver solutions to promote and manage omnichannel activities and other inherent operational complexities. In addition, we have initiated programs to encourage a circular economy through store-based recycling activities with select retail partners.

We see significant white space for our products to expand across all retail channels, with opportunity to grow our partnerships with existing retailers through continuous merchandising efforts or joint development initiatives, as well as opportunities to develop new retail relationships across the globe.

Growing Omnichannel Business Suited to Online Expansion

Our products are well-suited to serve fast-growing omnichannel activities of traditional retailers and pure e-commerce players. Traditional brick-and-mortar retail previously tended to display only a selection of products in-store for certain portion of the year, whereas the full range of our products is now available online all year round. In addition, certain categories within our product portfolio, such as sheds, patio sets and outdoor storage boxes, are well suited to purchasing online and home delivery given their specialized nature, physical dimensions, and, in some instances, need for installation. Today, outdoor solutions are increasingly purchased online and shipped directly to consumers or picked up in-store through a click and collect model, and we operate the necessary global infrastructure to serve consumers across multiple channels, including large-scale fast delivery and drop-shipping.

Our scale and the quality of our supply chain are essential to support fast-growing omnichannel strategies and leading e-commerce players, and our objective is to grow our online business across all regions and expand the range of our products available through this channel. We believe we are well-positioned to benefit from our highly visible and dominant presence in the fast-growing e-commerce channel, which we estimate represents approximately 30% of our sales compared to 15% on average for home and garden solutions globally. Our online sales through pure-play online-only retailers and trackable online sales through omnichannel retailers increased at a CAGR of 21% from 2018 to 2020. We have been highly successful on Amazon, with our sales on Amazon increased at a CAGR of approximately 30% from 2018 to 2020, reaching approximately €75 million in 2020. On Amazon in the United States, Keter has the leading share of the best-seller list in storage sheds and deck boxes.

We have a well-defined omnichannel strategy underpinned by robust marketing initiatives and continuous product innovation. Through this tactical approach, we are able to directly engage consumers, control brand experience and collect consumer insights. As a result, we have a high share of online mentions and positive online reviews relative to peers. This recognition through our global brands has allowed us to become increasingly relevant, as a growing share of offline sales begin with an online product search.

Leading Brand Portfolio

We operate a portfolio of reputable brands across all our categories. In our Outdoor segment, we lead with our Keter brand, which has been on the market since 1948. The Keter brand is among the top two most recognized brands in Europe in the outdoor storage and outdoor furniture categories. It is well-positioned in the United States and features strong NPS compared to direct competitors across these markets. In our Indoor segment, our product offering is led by the Curver brand, which was established in Denmark in 1987 and acquired by Keter from Rubbermaid in 2005. The Curver brand is among the top five most recognized brands in Europe, with a strong NPS compared to direct competitors in the home organization market and social media engagement leads. In addition, we tactically deploy our portfolio of regional brands in order to complement our market-leading brands, allowing us to optimize our market presence and maximize access to distribution and consumers.

In tool storage, we recognize the value of partnerships with leading power tool brands and have successfully launched a complete family of innovative products in partnership with a number of the leading power tool brands, including Milwaukee, Ridgid and Hart. We are exploring further opportunities to expand our tool storage business through new partnerships with leading power tool brands. In addition, we closely collaborate in co-design and co-development with our largest retail partners to create innovative product solutions across different categories, which complement branded offerings and enable further growth of share of wallet at strategic retail partners.

We understand the power of brands in developing authority in product segments and winning at the point of sale, especially in an environment where online search is a powerful driver of consumer behavior. We believe the symbiosis between our culture of innovation and the relevance and reputation of our brands in the marketplace are fundamental to our success. No competitor to Keter can claim to have such a powerful combination.

Well-Invested Global Manufacturing Footprint

Our global supply chain platform ensures productivity, reactivity and elevated service levels. We have a robust and well-invested manufacturing footprint of 18 plants across 10 countries and a connected network of over 765 injection machines. Our scale allows us to deliver high efficiency, as reflected by our Overall Equipment Effectiveness of 75% in 2020. However, through a degree of plant specialization, our operating model and manufacturing footprint allow us to optimize production capacity to different markets based on local supply and demand dynamics, as over 65% of the production is performed locally. Our scale gives us operating leverage by spreading fixed costs and assets over many products, and allows us to efficiently amortize our innovation investments across different geographic markets.

Over time, we have made significant investments in our global manufacturing capabilities, including investing €168.3 million from 2018 to 2020; approximately 65% of this sum was devoted to creating significant room for growth within our existing manufacturing capacity. Our total effective equipment performance, or TEEP, stands at 57% in 2020.

Over time, we have implemented lean practices and process automations. In addition, over the last three years, we have consolidated plants into fewer, larger manufacturing hubs and consequently benefit from improved performance and lower fixed costs. Maintaining operational excellence is a focus throughout our organization and we have a clearly defined roadmap of cost savings initiatives, including portfolio rationalization and footprint optimization projects across the entire group.

Our global footprint with a degree of plant specialization, combined with substantial historical investments and focus on best practices and automation implementation, have provided us with a significant competitive moat in an industry that is fragmented, with a number of our competitors narrowly focused on a single category or a single geographic region and with lower access to capital.

Industry Leader in Sustainability, Corporate Social Responsibility and ESG

We aim to lead our industry on the topic of sustainability, corporate social responsibility and ESG, and our investments into the efficiency, sustainability and resilience of our operations, employees, suppliers, clients and consumers, which we believe are unmatched by our competitors. With consumers increasingly focused on both the environmental footprint of their purchasing decisions, and on ethical and socially responsible business practices, our focus on ESG issues combined with our scale represents an important competitive advantage.

We create beautiful and durable consumer products which are 99.9% recyclable at the end of life. We further promote circular economy initiatives through local municipality partnerships, and we are in discussion with several retailers to initiate take back programs. We are recognized as a partner of choice by our clients as a result of our strong focus on sustainability. For example, our Curver brand received Tesco’s 2020 Sustainability Award for its high recycled content, Blue Angel label and other environmentally friendly attributes.

In 2019, we formalized a strategy in our inaugural Sustainability Report to reach several goals by 2025, including to increase the share of recycled content in total production to 55%, produce zero single-use plastic consumer products, achieve zero waste to landfill from production, implement product end-of-life programs in all regions and reduce greenhouse gas emissions from production, among others. The increasing use of recycled content in our products leads to improvement in our operating margins, reduced reliance on virgin resin and a drastic reduction in environmental impact. We have made strong progress toward these targets and are on track to achieve these goals.

Our commitment to sustainability is also anchored in our operations. We reduced greenhouse gas emissions per metric ton of output by 10% from 2018 to 2020. We have also increased recycled content in our products from 21% in 2016 to 38% in 2018 and 40% in 2020, and process both post-industrial and post-consumer plastics as a raw material. In addition, 98% of internal scrap material was recycled and reused in the production of our products in 2020. We believe that we can further increase the amount of recycled materials used in our products, notably through proprietary production processes and research in the field of material science. In 2020, we used approximately 130 kilotons of recycled materials in our production process, up 155% from 50 kilotons in 2016. According to the Association of Plastic Recycles, as compared to virgin polypropylene, recycled polypropylene reduces the amount of energy required to produce our products by 88%, greenhouse gas pollution by 71%, and water by 46% according to the Association of Plastic Recyclers. In 2020, Keter used approximately 130 kilotons of recycled polypropylene in place of virgin polypropylene which is equivalent to saving 8.5 million GJ of energy and 170 kilotons of CO2e.

In addition to reducing our environmental impact, we take measures to protect our factories and critical assets. We have obtained physical climate risk assessments at each of our sites that model potential changes in sea level, rainfall, wind, drought, temperature and wildfires out to the year 2050, and will be incorporating these projections into long-term planning. Such enhancements strengthen the operational practices and infrastructure we have in place to monitor and prepare for extreme weather events and other potential disruptions to our business.

Our Better Business strategic pillar seeks to create value for all our stakeholders including our employees, our customers, our suppliers and society as a whole through ethical conduct, an engaged workforce, community involvement and a commitment to diversity, equity and inclusion. Across our global business, women comprised 28% of our total workforce and 29% of our managers in 2020. Our 2025 targets focus specifically on enhancing gender diversity in our organization, aiming to achieve 35% of women in management and leadership roles.

Safety, health and wellbeing are of prime importance when it comes to caring for our employees at work and for the communities in which we operate. We strive to provide workplaces that are free from hazards, encourage a culture of safe working and offer support for employees to look after their own wellbeing. We also aim to achieve an improvement in employee health and wellbeing with our target of 90% employee participation in a new global Keter wellbeing program by 2025. This commitment was demonstrated in our response to COVID-19; we immediately ceased all business travel, implemented remote working and maintained job security for all our employees with paid time off for employees who were not able to work from home. Additionally, Keter manufactured more than one million face shields and donated more than 55,000 to communities since 2020.

Furthermore, we are deeply committed to the health, vitality and equality of the communities in which we live and work. In Israel, we maintain an ongoing partnership with Ha’Meshakem to employ dozens of persons with disabilities in our factories each year, including through the pandemic in 2020. In the UK, we are organizing a 2021 group-wide challenge that encourages employees to “reach for the moon” and walk a total of 240,000 miles in aid of MIND, the UK charity that offers support and advice to people with mental health problems. Across the U.S., we run numerous programs including partnering with Life’sWork of Western PA, a non-profit organization whose mission is to increase the quality of life of persons with disabilities and others with barriers to employment through productive employment opportunities.

Keter is also committed to abiding by sound corporate governance principles. Our company policies include strong codes of conduct for employees and our suppliers, anti-corruption policies and a global IT policy that includes strict guidelines and underlying programming around data protection and cybersecurity. Our Board of Directors, or our Board, receives an annual report from the Global Sustainability Steering Committee on the company’s ESG programming, performance and progress toward goals.

Efficient and Effective Organization

While our global organization aims at delivering scale benefits across critical functions, our operating principles are based on a nimble and entrepreneurial culture controlled by a lean and effective central oversight. This “glocal” approach relies on strong local sales and marketing functions, with local management teams being empowered to make key business decisions and pursue the most attractive go-to-market strategies. With several decades of market presence, these local business units have developed significant local expertise, including strong relationships with national and regional retailers and critical insights into clients and consumers. This accumulated know-how is essential to driving profitable growth, but also contributes to our innovation process by representing an intangible, yet critical, competitive advantage and acting as a strong barrier to entry.

As it relates to our operations, the scale of our platform allows us to invest significantly across strategic functions, including innovation and product development, process optimization and operational improvement projects, such as process automation, as well as sustainability. We notably benefit from significant revenues to support the costs associated with sales or local customer service teams and our scale plays a role in our ability to procure materials at attractive terms. These benefits, derived from our scale, represent significant and durable competitive advantages in a market where our competition is largely comprised of smaller, less capitalized companies.

Our decentralized organizational structure is supported by lean and effective global corporate functions that are primarily focused on the overall strategy of the business, capital allocation decisions, assessing performance and finding and retaining the best talent. In geographical regions and across our two segments, we have a deep bench of talented managers, led by Alejandro Pena, our Chief Executive Officer, who has 25 years of experience in the industry. Our global leadership team, comprised of top six managers, on average have more than 20 years of industry experience. Our strong management team is well-positioned to effectively manage and grow the business into the future.

Our Growth Strategy

Our growth strategy is built around several pillars that we believe position us to drive profitable, above-market growth in the markets we serve. We believe that there are over $1 billion of organic growth opportunities in the markets where we operate by 2023, which we have the potential to supplement with strategic acquisitions.

Leverage Our Leadership in Innovation to Penetrate and Expand our Market

We have a proven track record of developing innovative, category-defining products. We are able to identify or anticipate new trends in consumer demand thanks to decades of market presence and accumulated insights on consumers’ needs and respond to them with our new product development and design capabilities. Over 2020, approximately 30% of our sales came from products launched between 2017 and 2020, and we expect to continue driving topline growth through industry-leading innovation. Our current new product pipeline consists of products across multiple categories, including Darwin, our new line of wood-like outdoor storage solutions based on our EVOTECH technology. We estimate the size of the market for EVOTECH Darwin Sheds to be $2.4 billion in Europe and North America, with significant opportunity to further drive resin penetration which was 30% in the year ended December 31, 2020.

In our Outdoor segment, we have developed a new range of resin-based materials with appealing aesthetics and textures that we are applying across multiple categories, like sheds, deck boxes and leisure products. Innovative resin-based materials, like DUOTECH and EVOTECH, are more durable, affordable and have lower ongoing cost of ownership, which we believe will lead further material conversion in the category away from traditional materials like wood and metal. In addition, our new materials are light and efficient for packaging, positioning us well for accelerated e-commerce penetration.

In our Indoor segment, we have an exciting pipeline of new products, which will provide fashionable pieces for the home in durable, flat-packaged formats. Specifically, in tool storage, we have a promising pipeline of new products to add to the successful Milwaukee PACKOUT product line, including drawers, XL toolboxes, coolers, job boxes and organizers. We estimate the size of the market for the Packout system to be $2.5 billion in Europe and North America, and we are already seeing strong commercial success with over 1.5 million units purchased globally. We have also recently expanded our partnership with Techtronic with the launch of a new family of modular systems sold exclusively in Walmart under the Hart brand, targeting casual DIY consumers.

Enhance Our Digital Capabilities to Accelerate Growth in E-commerce Channel

We estimate that Keter leads the market across its categories with regard to online penetration with approximately 30% of sales made online, including both sales through pure-play online retailers and online sales of our omnichannel retail partners. We estimate our overall online penetration is approximately two times greater than the broader home and garden solutions industry. We see significant growth opportunity through this channel as our products are particularly well-suited to online sales, for example, our deconstructible trash cans save approximately 85% of shipping space versus non flat-packed alternatives, and we plan to continue to extend the range of products available for online purchase.

We are also investing in our brands and online presence in order to become more digitally relevant, as consumer decisions are increasingly being informed by online search. For instance, based on surveys, it is estimated that 80% to 90% of purchases are planned across most categories, with a third of consumers using search engines to research products prior to purchase. This trend is particularly pronounced in the outdoor category given the larger product size. A 2018 study by Kantar estimates that approximately 60% of consumers originated their product search online when buying an outdoor shed, and 87% of consumers used online platforms at some point during their purchasing journey. Our brand investments and investments in building a strong, engaging digital presence using inspiration-led content will continue to position Keter to grow share in the online environment, and increase our overall brand visibility and equity.

Additionally, as we continue to invest in our omnichannel business, we have recently launched a number of initiatives to establish a direct-to-consumer, or DTC, channel. We see the development of our DTC channel as an opportunity to provide authentic, differentiated brand experiences and customer engagement, as well as a useful way to collect direct customer feedback to enhance our product development capabilities while providing a new avenue for growth. Therefore, we believe that a well-established direct-to-consumer channel could serve as a significant growth lever for the company.

Invest in Our Leading Brands to Shape Consumer Purchase Decision and Experience

Our flagship brands, Keter and Curver, have over 30 years of history and are globally recognized by consumers, standing for high quality, durability and great value across our Indoor and Outdoor segments. We plan to accelerate investment in our brands, in order to increasingly win the consideration and purchase decision of consumers in markets in which we participate. We believe that the strong equity of our brands, combined with innovation, assortment, quality and affordability, positions us to increase market share across regions and categories.

We focus our marketing and branding priorities on categories where consumers are invested, and where brand halo can form across several categories, for example across outdoor storage and furniture categories. We specifically use targeted advertising, digital marketing and targeted in-store activities to strengthen awareness and recognition of our brands. Across Europe, we already have the number one aided brand awareness in home organization and number one or number two aided brand awareness based on geography in Outdoor. We also intend to bolster our communication around the sustainability of our brands and products toward consumers for whom these attributes are becoming increasingly important.

In certain areas of our business, such as our tool storage business, we will continue to leverage the strength of the brands we partner with to grow our business and maintain our leadership in innovation. We will selectively pursue new opportunities for brand partnerships across specific categories where we see opportunity to create competitive advantage, and these partnerships provide opportunity for additional accretive and sustainable growth.

Expand Our Platform to Attractive New Geographies

Our products are currently available in approximately 100 countries worldwide, although at various degrees of market presence. While our market presence is currently strong in North America and Europe, we plan to continue expanding our geographic presence and penetration within new markets. Our near-term goals are to establish presences in Russia and Mexico, and to broaden our presence in Australia, as we believe that each of these countries represents significant untapped potential for our products. For example, the potential addressable market for Keter in Russia, Mexico, Australia, Japan, China and Brazil was approximately $6 billion in 2020. Geographic expansion will be pursued organically, including through leveraging current relationships with international retailers, and can be accelerated through M&A.

Expand our Platform to Attractive Adjacent Categories

We have significant opportunity to utilize our innovation capabilities in order to expand our product offering and we are constantly assessing opportunities to enter adjacent product verticals or by creating products using new materials in order to improve functionality, visual appeal or other qualities of our existing products. We estimate that close adjacencies into new categories like livable sheds and smart storage represent an additional $6 billion in global addressable market size in 2020.

For example, Keter has developed a unique expertise in the shed and buildings category, with our sales in the category growing at an approximately 14% CAGR from 2018 to 2020. Following that growth, we now have an estimated 6% and 14% market share in the United States and Europe, respectively, within the total market, and an estimated 21% and 47% in the United States and Europe, respectively, within the resin-based market. We are now assessing entry into the ‘livable sheds’ market, a fast-growing market as homeowners and renters are increasingly looking for additional living spaces for home offices, home yoga studios, game rooms and the like. Livable sheds are a natural extension of our outdoor shed business, with much of the infrastructure already in place today. We are also working to develop a high-density material which we would be able to use in our outdoor furniture ranges to compete in the more premium segment of the market.

Leverage Our Scale and M&A Experience to Drive Consolidation, Market Entry and Broaden Our Technology

Keter is a proven consolidator with a track record of value accretive acquisitions. Over the past 30 years, we have completed 15 acquisitions in the United States, the United Kingdom, or the UK, Italy, France, the Netherlands, Germany, Israel and Denmark, and we intend to pursue additional acquisitions to complement our organic growth and achieve our strategic objectives.

We operate in a very fragmented market where many of our direct competitors are either local or regional players. As such, we estimate that players generating less than $50 million of annual sales account for more than 50% market share in the resin-based market segment of our addressable market in Europe and North America. We have identified over 50 potential strategic opportunities, spanning opportunities to consolidate our presence in existing markets, and to diversify into new technologies, categories and geographies.

We are pursuing multiple strategic avenues to create value through M&A by:

•	Consolidating existing markets by acquiring new assets to bolster our positioning and capabilities as well as extract substantial synergies,

•	Expanding into adjacent categories through new brands and/or technology, and

•	Entering into new geographies to establish local presence and brands.

In September 2021, we signed a definitive agreement to acquire Casual Living Unlimited and certain of its affiliates (“Casual Living”). Casual Living is a US-based vertically integrated manufacturer and distributor of specialty recycled poly-resin outdoor furniture and accessories. The acquisition brings a premium, high-quality portfolio in an attractive market that complements Keter’s current offering and presence, as well as post-consumer resin recycling capabilities to further strengthen Keter’s sustainability initiatives. Casual Living generated revenue of approximately $12 million during the year ended December 31, 2020. The acquisition is subject to customary closing conditions and is expected to close in the fourth quarter of 2021. There can be no assurance that the acquisition will close within the time period expected or at all.

Our team has extensive experience in executing and integrating acquisitions and we plan to utilize M&A tactically and strategically to gain access to new markets, complement Keter’s brand portfolio, generate synergies with in-market acquisitions or acquire additional capabilities and new technologies. For example, our recent acquisitions of ABM Italia in 2017, and Adams Manufacturing in 2018 have moved us into leading positions in several of our important geographic markets, including Italy and Canada, which we believe reinforces our market presence in the United States. Through these acquisitions, we have demonstrated our ability to successfully integrate businesses, and extract synergies and strategic benefits, including manufacturing and operational efficiencies. Our scale, industry leadership position, geographic footprint and ability to integrate acquisitions makes us the buyer of choice for many of our potential targets and gives us an advantage over competing potential acquirers. As a result, we have historically been able to achieve attractive multiples in primarily bilateral transactions.

Execute Our Playbook to Drive Margin Expansion and Maintain Margin Resilience

As our topline continues to grow, we have several levers under our control to help drive margin expansion and margin resilience.

Introduction of innovative products will continue to enable us to optimize our product mix, and continue to target higher price point segments. In recent years, we have actively pursued a strategy to replace lower margin products with differentiated, higher margin product lines. As an illustration, products introduced between 2017 and 2020 represented approximately 30% of our sales in 2020 and products introduced over the last two years have a 3.5% higher contribution margin compared to the average of our product portfolio in 2020. As illustrated by the successful execution of our first product rationalization program in 2020, we continuously review our product mix in order to identify less profitable products and to focus on higher priority profitable growth opportunities.

Pricing discipline is essential to our business model. We leverage our relationships with key retailers and our competitive positioning to maintain our prices in deflationary input cost environments and to pass-through price increases in inflationary input cost environments. As an example, we implemented or are implementing annualized price increases of approximately 12% to 22% across most major customers in 2021—a material portion of these price increases becoming effective over the course of the second half of 2021.

We also believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities. Recycled materials represented 40% of our mix of raw materials in 2020, compared to 21% in 2016. Going forward, we aim to reach 55% by 2025. From 2018 to 2020, cost of regrind on a per kilogram basis was approximately 22% lower on average than cost of virgin resin, and illustratively, we estimate that if we are able to reach 50% of recycled resin in our mix of raw materials in 2023, we would achieve savings of approximately €10 million.

Maintaining operational excellence is a focus throughout our organization. In addition to running our operations efficiently, we have a clearly defined roadmap of cost savings initiatives, including footprint optimization and automation projects across the entire group. These projects are being implemented and will deliver substantial cost savings in the foreseeable future. Over the last three years, we have built a track-record at executing on such initiatives as notably highlighted by the closure of four manufacturing plants and 34 warehouses during the same period. Finally, a material portion of our cost base is fixed, and we expect favorable operating leverage as Keter’s growth outpaces investments in our fixed costs.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•

Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on indoor and outdoor living spaces and home exteriors, and adverse trends in, among other things, the health of the economy, consumer confidence, discretionary spending and institutional funding constraints;

•	risks related to competition in our industry and our ability to develop new and improved products;

•	risks related to maintaining (i) our manufacturing capabilities and (ii) our supply chain;

•	dependence on key customers and sales channels and credit and non-payment risks of our key distributors and customers;

•	risks related to the global nature of our business;

•	our ability to attract and retain key personnel;

•	risks related to acquisitions or joint ventures;

•	our dependence on the strength of our brands and the third-party brands that we sell;

•	the increased expenses associated with being a public company;

•	risks related to product liability claims or product recalls;

•	risks related to compliance with environmental, anti-corruption and other regulations;

•	our ability to protect our intellectual property rights;

•	risks related to our substantial indebtedness; and

•	other risks and uncertainties, including those described under “Risk Factors.”

Corporate Information

Keter Group SA was incorporated under the laws of the Grand Duchy of Luxembourg as a public limited liability company (société anonyme) on May 20, 2021. Prior to the consummation of this offering, Keter Group SA will acquire all of the assets and operations of Krona Holding by way of contribution by Krona Acquisition SARL of all of its shares in Krona Holding to Keter Group SA.

Our principal executive offices are located at Zone Industrielle, Hahneboesch, L - 4587 Differdange, Grand Duchy of Luxembourg. Our telephone number is +352 584545215.

Our principal website is www.keter.com. The information contained on, or accessible from, or hyperlinked to, our website is not a part of this prospectus and you should not consider information on our website to be part of this prospectus.

Our Principal Shareholder

BC Partners is a leading international private equity firm with advised funds of over $42 billion. Established in 1986, the firm operates as an integrated team through offices in Europe and North America to acquire and develop businesses and create value in partnership with management. Since inception, BC Partners has completed 121 acquisitions with a total enterprise value of approximately $186 billion, demonstrating discipline in buoyant markets and an ability to invest in attractive opportunities amidst turbulence and recession. BC Partners’ investment philosophy is to support outstanding management teams in industry-leading businesses as they execute against opportunities in large and growing markets.

Implications of Being a Foreign Private Issuer

Upon the consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. So long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial information and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (a) the majority of our executive officers or directors are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, we will continue to be exempt from the more stringent compensation disclosures required of domestic issuers and will continue to be permitted to follow our home country practice on such matters.

Our Corporate Structure

The following diagram reflects a simplified summary of our organizational structure immediately following this offering (assuming no exercise of the underwriters’ option to purchase additional ordinary shares). Prior to the consummation of this offering, Keter Group SA will acquire all of the assets and operations of Keter Group Holding S.à r.l. by way of contribution of all of the assets and operations of Krona Holding by way of contribution by Krona Acquisition SARL of all of its shares in Krona Holding to Keter Group SA. Keter Group SA’s ordinary shares are being offered hereby. See “Presentation of Financial and Other Information.”

THE OFFERING

Ordinary shares offered by us	ordinary shares.

Option to purchase additional ordinary shares	We have granted the underwriters an option to purchase up to an additional ordinary shares from us within 30 days of the date of this prospectus.

Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (€ million) (or approximately $ million (€ million) if the underwriters exercise in full their option to purchase additional ordinary shares), at an assumed initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering to repay outstanding indebtedness and for general corporate purposes.

See “Use of Proceeds.”

Conflicts of Interest	Affiliates of BC Partners beneficially own in excess of 10% of our issued and outstanding common stock. Because BC Partners Securities LLC, an Underwriter in this offering, is an affiliate of BC Partners, BC Partners Securities LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest. See “Underwriting (Conflicts of Interest).”

Stock Exchange Listing	We intend to apply to list our ordinary shares on the NYSE under the symbol “KETR.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

The number of our outstanding ordinary shares after this offering is based on              ordinary shares outstanding as of                , 2021 and excludes ordinary shares available for future issuance under our 2021 Incentive Award Plan (the “2021 Plan”).

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the amendment and restatement of our articles of association, which will be in effect on the completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	an assumed initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present the summary consolidated financial and other data for Krona Holding and its subsidiaries. The summary consolidated statement of comprehensive income data for the three years ended December 31, 2020 and summary statement of financial position data as of December 31, 2020 and 2019 presented below, as applicable, have been derived from Krona Holding’s audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of comprehensive income data for the three and six months ended June 30, 2021 and 2020 and the summary consolidated statement of financial position data as of June 30, 2021, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of the financial information set forth in those statements. We maintain our books and records in euros, and we prepare our consolidated financial statements under IFRS as issued by the IASB.

Historical results are not necessarily indicative of the results expected for any future period and our results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full fiscal year or any other period. You should read the summary consolidated financial data below together with our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements and related notes thereto, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information appearing elsewhere in this prospectus.

The historical financial and other data of Keter Group SA have not been presented since it is a newly incorporated entity formed with nominal capital.

During the six months ended June 30, 2021, Keter commenced preparation for an initial public offering, or IPO. As of June 30, 2021, related costs of approximately €8.7 million have been incurred by Keter Group Holding S.à r.l, and will ultimately be recorded in the financial statements of Keter Group S.A., the registrant. Transaction costs directly related to the issuance of new shares for raising capital will be initially recorded as a deferred charge until recognized directly in equity upon IPO. There is no current obligation or intent of Krona Holding and its subsidiaries to directly or indirectly reimburse such costs incurred by Keter Group Holding S.à r.l., and therefore these costs are not recognized in the financial statements of Krona Holding. All other IPO related costs (i.e. costs that are not directly related to the issuance of new shares) will be recharged to the subsidiaries of Krona Holding, and therefore are recognized by Krona Holding as an expense as incurred. For the three and six months ended June 30, 2021, IPO related costs of €5.2 million and €5.5 million, respectively, have been recognized by Krona Holding.

	Three months ended June 30,		Six months ended June 30,		Fiscal year ended December 31,
	2021	2020	2021	2020	2020	2019	2018
(€ in millions, except share and per share data)
Consolidated Statements of Comprehensive Income Data:
Revenue	€444.3	€328.9	€855.0	€657.5	€1,235.7	€1,206.9	€1,119.8
Cost of Sales	294.3	216.1	559.4	435.7	818.2	868.2	834.1

Gross Profit	150.1	112.8	295.6	221.8	417.5	338.7	285.6
Selling and distribution expenses	85.9	67.8	165.4	135.8	272.7	275.8	256.1
Research and development expenses	2.1	1.4	4.2	2.7	5.5	5.8	5.2
General and administrative expenses	36.0	23.8	66.2	47.7	108.0	99.3	102.6
Impairment of goodwill	—	—	—	—	—	—	614.3
Gain on sale and leaseback transaction	—	—	—	—	—	11.0	—
Other operating income, expenses, gains and losses, net	0.1	—	0.3	0.2	0.6	0.9	0.2

Operating profit (loss)	26.2	19.8	60.1	35.9	31.9	(30.2)	(692.3)

	Three months ended June 30,		Six months ended June 30,		Fiscal year ended December 31,
	2021	2020	2021	2020	2020	2019	2018
(€ in millions, except share and per share data)
Finance income	—	—	—	—	0.1	0.1	—
Finance costs	27.6	27.2	54.1	54.4	109.3	107.4	94.5
Other finance gains (losses), net	(2.2)	(2.1)	1.5	(3.4)	(10.8)	(7.1)	0.1

Profit (Loss) before tax	€(3.6)	€(9.4)	€7.4	€(21.9)	€(88.1)	€(144.6)	€(786.7)
Income tax (expense) benefit	(1.1)	1.9	(5.0)	3.2	11.3	7.2	24.3

Profit (Loss) for the period	(4.7)	(7.5)	2.4	(18.8)	(76.8)	(137.4)	(762.3)

Basic and diluted earnings (loss) per share	(0.01)	(0.02)	0.01	(0.06)	(0.24)	(0.43)	(2.39)

Weighted average number of shares	319,501,352	319,501,352	319,501,352	319,501,352	319,501,352	319,501,352	319,406,660
As adjusted earnings / (loss) per share attributable to ordinary shareholders, basic and diluted (unaudited)(1)
As adjusted weighted average shares used in computing pro forma earnings / (loss) per share attributable to ordinary shareholders, basic and diluted (unaudited)(1)

(1)

As adjusted earnings / (loss) per share is computed by dividing the loss for the year of Krona Holding by the weighted average ordinary shares outstanding of Krona Holding. For these periods, no effect has been given to potentially dilutive securities because they are antidilutive. As adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the issuance and sale of                  ordinary shares by us in this offering at a price equal to $         per share, the mid-point of the range on the cover of this prospectus, and (b) the use of our net proceeds from this offering to redeem in full the aggregate amount outstanding under our PIK Facility Agreement (as defined herein) and, to the extent of any remaining net proceeds, for general corporate purposes, including acquisitions and debt repayment. See “Use of Proceeds.” As adjusted data does not include adjustments for the estimated expenses of this offering. The weighted average number of ordinary shares outstanding includes ordinary shares of Keter Group SA sold in this offering and ordinary shares of Keter Holding held by the existing owners.

The computation of as adjusted basic and diluted earnings / (loss) per share is set forth below:

	Three months ended June 30,	Six months ended June 30,	Fiscal year ended December 31,
	2021	2021	2020
(€ in millions, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
Numerator:
Profit (Loss) for the period, as reported	€(4.7)	€2.4	€(76.8)
Adjustment for redemption of PIK facility

As adjusted profit (Loss) for the period attributable to ordinary shareholders

Denominator:
Weighted average ordinary shares used in computing basic loss per ordinary share	319,501,352	319,501,352	319,501,352
Adjustment for ordinary shares assumed issued in this offering
As adjusted weighted average ordinary shares used in computing basic loss per ordinary share

As adjusted earnings/(loss) per share

	As of June 30,	As of December 31,
	2021	2020	2019
(€ in millions)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	€116.1	€79.7	€34.1
Total assets	1,594.7	1,475.0	1,549.1
Total liabilities	1,907.5	1,805.9	1,812.7
Total equity	(312.8)	(331.0)	(263.5)

	Three months ended June 30,		Six months ended June 30,		Fiscal year ended December 31,
	2021	2020	2021	2020	2020	2019	2018
(€ in millions, except for percentages)
Other data:
Profit (Loss) for the period	(4.7)	(7.5)	2.4	(18.8)	(76.8)	(137.4)	(762.3)
Profit (Loss) margin(2)	(1.1)%	(2.3)%	(0.3)%	(2.9)%	(6.2)%	(11.4)%	(68.1)%
Adjusted EBITDA(3)	73.1	56.7	149.3	112.1	194.4	131.2	93.4
Adjusted EBITDA Margin(3)	16.5%	17.2%	17.5%	17.1%	15.7%	10.9%	8.3%

(2)	Profit (Loss) Margin is defined as profit (loss) for the period divided by revenue for the period, expressed as a percentage.
(3)

We define Adjusted EBITDA as profit (loss) for the period excluding depreciation and amortization, income tax expense (benefit), finance cost, finance income, other finance (gains) losses, net, impairment charges, plant closure costs, (gain) loss on disposal of assets, share-based payment expense, and certain other non-routine items that management believes are not indicative of the core performance of our business. See “Presentation of Financial and Other Information” for non-IFRS measure.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the period, expressed as a percentage. See “Presentation of Financial and Other Information” for a description of this non-IFRS measure.

The following table presents a reconciliation of profit (loss) to Adjusted EBITDA for the periods presented:

	Three months ended June 30,		Six months ended June 30,		Twelve months ended June 30	Fiscal year ended December 31,
	2021	2020	2021	2020	2021	2020	2019	2018
(€ in millions)
Profit (loss) for the period	€(4.7)	€(7.5)	€2.4	€(18.8)	€(55.6)	€(76.8)	€(137.4)	€(762.3)
Depreciation and amortization	34.6	35.9	69.6	72.6	142.0	145.0	146.0	141.6
Income tax expense (benefit)	1.1	(1.9)	5.0	(3.2)	(3.1)	(11.3)	(7.2)	(24.3)
Finance cost	27.6	27.2	54.1	54.4	109.0	109.3	107.4	94.5
Finance income	—	—	—	—	(0.1)	(0.1)	(0.1)	—
Other finance (gains) losses, net	2.2	2.1	(1.5)	3.4	5.9	10.8	7.1	(0.1)
Impairment of goodwill	—	—	—	—	—	—	—	614.3
Impairment of property, plant and equipment	—	—	0.5	0.2	5.6	5.3	14.4	8.3
Plant closure costs(i)	0.6	0.3	1.1	1.6	4.7	5.2	5.3	6.8
Business transformation costs(ii)	—	0.6	—	1.7	2.5	4.2	5.4	10.3
(Gain) loss on disposal of assets(iii)	(0.1)	(0.1)	(0.3)	(0.1)	(0.6)	(0.4)	(10.4)	(1.0)
Share-based payment expense(iv)	6.5	0.1	12.9	0.2	15.5	2.8	0.3	0.2
IPO related costs(v)	5.2	—	5.5	—	5.5	—	—	—
Other(vi)	—	—	—	0.1	0.3	0.4	0.4	5.1

Adjusted EBITDA	€73.1	€56.7	€149.3	€112.1	€231.6	€194.4	€131.2	€93.4

(i)	Represents costs related to our closure of various production facilities, including logistics and transportation of equipment, building closure and valuation costs.
(ii)

Represents consulting costs related to operational transformation and rationalization of non-profitable products of €0.6 million, €1.7 million, €4.2 million, €3.4 million and €3.0 million for the three months ended June 30, 2020, the six months ended June 30, 2020 and the years ended December 31, 2020, 2019 and 2018, respectively, €2.5 million of consulting costs for the year ended December 31, 2018 related to ABM integration and improvement in our ERP systems, and severance costs paid to employees of €2.0 million and €4.8 million for the years ended December 31, 2019 and 2018, respectively.

(iii)	Represents net gains on disposals of property, plant and equipment, including a gain of €10.9 million in 2019 relating to the sale and leaseback of our land and building in Milton, Canada.
(iv)

Represents expenses related to share-based awards granted to employees under our management incentive program, which vary from period to period depending on type and timing of awards, and changes to valuation inputs and assumptions.

(v)	Represents indirect costs incurred in connection with our proposed initial public offering for the three and six months ended June 30, 2021.
(vi)

Represents (i) acquisition costs related to Adam’s Manufacturing of €0.1 million and €1.1 million for the years ended December 31, 2019 and 2018, respectively, as well as €0.1 for the year ended December 31, 2018 relating to the acquisition of ABM Italia; (ii) management fees paid to BC Partners of €1.4 million and €0.2 million for the years ended December 31, 2019 and 2018, respectively; (iii) amounts relating to onerous contract provisions including a €0.4 million charge, a €1.1 million credit, and a €1.6 million charge for the years ended December 31, 2020, 2019 and 2018, and (iv) a fair value purchase accounting adjustment to inventory of €2.1 million upon the acquisition of Adams Manufacturing during the year.

RISK FACTORS

An investment in our ordinary shares involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our ordinary shares. Any of the following risks could have an adverse effect on our business, results of operations, financial condition or prospects and could cause the trading price of our ordinary shares to decline, which would cause you to lose all or part of your investment. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

The currently evolving situation related to the COVID-19 pandemic could once again adversely affect our business, financial condition and results of operations.

In January 2020, the World Health Organization, or the WHO, declared the COVID-19 outbreak to be a public health emergency and, in March 2020, the WHO declared the outbreak to be a pandemic. The COVID-19 pandemic has caused severe global economic and societal disruptions and uncertainties. In response to the virus, countries and local governments instituted policies and measures to curtail the spread of the virus, including “stay at home” orders, travel restrictions and restrictions on the operation of non-essential businesses and services. Companies have also taken precautions, such as requiring employees to work remotely and temporarily closing or minimizing operations. Although some initial restrictions have been relaxed, some restrictions have also been re-imposed and the current restrictions and future prevention and mitigation measures imposed by governments and private companies are likely to continue to have a severe adverse impact on global economic conditions and consumer confidence and spending.

In response to these measures, and due to the fact that many of our customers significantly reduced and/or canceled orders, in mid-March 2020, we temporarily reduced our manufacturing production by 31%, which negatively impacted our sales and results of operations. Although by May 2020 we had resumed manufacturing production at almost full capacity, we expect that the COVID-19 pandemic may continue to negatively impact our sales and results of operations by causing or contributing to, among other things, the following:

•

Significant disruptions to our manufacturing, distribution and supply operations, including closure of our significant manufacturing and distribution facilities. See also “—Supply chain issues as a result of a reliance on a limited base of warehousing and transportation services may result in product shortages or disruptions to our business or increased prices.”

•

Cessation or significant reductions in the operations of significant third-party suppliers, vendors, external manufacturers and other business or commercial partners, or the inability or significant disruptions in the ability of, such third-parties to meet obligations to us, which may be caused by their business, operational or financial difficulties, among other reasons.

•

Significant decreases in sales of or demand for, or significant volatility in sales of or demand for, one or more of our significant products due to, among other things, closure or reduction in operating hours of our key customers and distributors; the temporary inability of consumers to purchase our products due to prolonged inventory shortages, illness or government-implemented closures, quarantine or other restrictions; changes in consumer behavior or preference, including as a result of shortages in any of our products; any negative impact to our reputation resulting from an adverse perception of our response to the pandemic, perceived price gouging effected by third parties that we do not control or product recommendations by public health officials; the modification by retailers or distributors of their restocking or fulfillment practices; or the worldwide, regional and local adverse economic and financial market conditions.

•

Significant disruptions to our business operations due to, among other things, unavailability of key employees, including our senior management team, as a result of illness to themselves or their families;

•	cancellation or other disruptions of sales and marketing events; disruptions to trade promotion initiatives; and any delays or modifications to any significant strategic initiatives;

•

Additional or renewed significant governmental actions, including closures, quarantines or other restrictions on the ability of our employees to travel or perform necessary business functions or our ability to manufacture, ship, distribute, market or sell our products; changes in commodity costs associated with governmental actions or general economic trends; or other limitations or restrictions on our ability to manufacture, distribute, market or sell our products or the ability of our suppliers, customers, distributors or third-party partners to effectively run their operations, which may negatively impact our ability to manufacture, distribute, market and sell our products.

In addition, we have experienced higher costs in certain areas as a result of COVID-19, such as transportation and logistics and increased labor costs, as well as incremental costs associated with newly added health screenings and enhanced cleaning and sanitation protocols to protect our employees at our facilities, which we expect will continue and could increase. Furthermore, difficult economic conditions may have a negative impact on our ability to access capital markets and other funding sources, on acceptable terms or at all, should we seek any such financing in the future.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic and our continued ability to manufacture and distribute our products, as well as any future government actions affecting consumers and the economy generally, all of which are uncertain and difficult to predict, especially in light of the rapidly evolving social and political situations in response to the pandemic. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by local, state or federal authorities or that we determine are in the best interests of our employees, consumers, customers or business partners. Although the potential effects that COVID-19 may have on us are not clear, such impacts could materially adversely affect our business, financial condition and results of operations.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening other risks described in this “Risk Factors” section, such as those relating to our liquidity.

An interruption of our production capability at one or more of our manufacturing facilities from pandemics, accidents, calamities or other causes or events affecting the global economy, could adversely affect our business, financial condition and results of operation.

Operations at our facilities are subject to disruption for a variety of reasons, including work stoppages, pandemics, accidents, calamities, climate change or other causes or events affecting the global economy. A catastrophic loss of the use of one or more of our manufacturing facilities due to pandemics, including the COVID-19 pandemic, accidents, fires, explosions, labor issues, tornados, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities.

In particular, the COVID-19 pandemic may negatively affect our business by causing or contributing to significant disruptions to our manufacturing, distribution and supply operations, including closure of our significant manufacturing and distribution facilities. Such significant disruptions could be due to, among other things, the loss or disruption of the timely availability of adequate supplies of essential raw materials or other manufacturing components; a decrease in our workforce or in the efficiency of our workforce; transportation and logistical challenges; and the loss or disruption of other manufacturing, distribution and supply capabilities.

In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, of our equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Any of these events could result in substantial revenue loss and repair costs. An interruption in our production capabilities could also require us to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. There are a limited number of manufacturers that make some of the equipment we use in our manufacturing facilities, and we could experience significant delay in replacing manufacturing equipment necessary to resume production. An interruption in our production capability, particularly if it is of significant duration, could result in a permanent loss of customers who decide to seek alternate products.

Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on indoor and outdoor living spaces and home exteriors, and adverse trends in, among other things, the health of the economy, consumer confidence, discretionary spending and institutional funding constraints could have a material adverse effect on our business.

Demand for our products is significantly influenced by a number of economic factors affecting our customers and consumers. Demand for our products depends in part on the level of residential improvement and consumer spending, and in particular, the amount of spending on indoor and outdoor living spaces and home exteriors. Home improvement is affected by, among other things, interest rates, consumer confidence and spending habits, demographic trends, unemployment rates, tariffs, industrial production levels and general economic conditions. Negative trends in any of these economic factors could have a material adverse effect on our business, financial condition and results of operations.

Sales of our products also depend on lifestyle and design trends and the extent to which consumers prioritize spending to enhance indoor or outdoor living spaces for their homes. While we believe consumer preferences have increased spending on indoor and outdoor living and home exteriors in recent years, the level of spending could decrease in the future. Decreased spending on indoor and outdoor living spaces and home exteriors, generally or as a percentage of home improvement activity, may decrease demand for our products and could have a material adverse effect on our business, financial condition and results of operations.

Additionally, our tool storage products and organization solutions are partially dependent upon the home improvement and professional construction and repair industry and demand for construction equipment and tools. The construction and repair industry is cyclical and is often dependent upon general economic conditions, prevailing interest rates, spending patterns, consumer confidence and other factors beyond our control. Prolonged downturns in the construction and repair industry could have a material adverse effect on sales of our tool storage products and organizational solutions.

The markets in which we compete are competitive and include numerous other brands, suppliers and retailers that offer a wide variety of products that compete with our products. If we fail to compete effectively, we could lose our market position.

The markets in which we compete are competitive. Numerous other brands, suppliers and retailers offer a variety of products that compete with our products, including our storage and outdoor furniture and lifestyle products. Competition in these product markets is based on a number of factors including product quality, performance, durability, styling, brand image and recognition and price. We believe that we have been able to compete successfully largely on the basis of our brand, superior design capabilities and product development, as well as on the breadth of our retail partners and geographic reach.

Our competitors may develop and market superior products (on a price-to-value basis or otherwise) or may adapt more quickly to customer requirements and expectations. In addition, as we expand into new product categories we may face different competition. If we are not able to overcome these potential competitive challenges, effectively market our current and future products, and otherwise compete effectively against our current or potential competitors, our prospects, results of operations and financial condition could be harmed.

If we fail to develop new and improved products successfully, or if we fail to effectively manage the introduction of new products and the supply of our ongoing product assortment, our business, financial condition and results of operations could suffer.

Our continued success depends on our ability to identify or predict the products that will appeal to the changing preferences of our customers and consumers, such as homeowners, and to continue to innovate and introduce improved products into existing product lines as well as in new product categories. We may not be successful in anticipating these needs or preferences or in developing new and improved products. Additionally, our success is dependent on our ability to predict demand for and manage the supply of our ongoing product assortment. If we do not respond effectively to changing market trends, demands and preferences and to actions by competitors by introducing competitive new products, our business, financial condition and results of operations would suffer.

Even if we introduce new products, consumers may not choose our new products over existing products. In addition, competitors may introduce new or improved products that could replace or reduce demand for our products or develop proprietary changes in manufacturing technologies that may render our products too expensive to compete effectively. In addition, when we introduce new products, we must effectively anticipate and manage the effect of new product introductions on sales of our existing products. If new products displace sales of existing products more broadly or rapidly than anticipated, we may have excess inventory of existing products and be required to reduce prices on such products, which could adversely affect our results of operations.

Moreover, we may introduce new products with initially lower gross margins with the expectation that the gross margins associated with those products may improve over time as we improve our manufacturing efficiency for those products. If we are unable to improve manufacturing efficiency and achieve satisfactory gross margins on new products, our results of operations would be adversely affected.

In the past we have devoted, and in the future we expect to continue to devote, significant resources to developing new products. However, we cannot be sure that we will successfully complete the development and testing of new products and be able to release the products when anticipated or at all. From time to time, we may make investments in the development of products we ultimately determine not to release resulting in write-downs of inventory and related assets.

Dependence on key customers and sales channels could adversely affect our business, financial condition and results of operations.

Our operations depend upon our ability to maintain our strong relationships with our network of customers and distributors. Our top ten customers collectively accounted for approximately 48% of our revenues for each of the years ended December 31, 2020 and 2019, respectively.

While we have long-standing business relationships with many of our key customers, our business is based primarily upon individual sales orders, and we typically do not enter into long-term contracts with our customers or distributors. In addition, our larger customers are typically not obligated to purchase a minimum amount of our products. Our contracts with larger customers are also typically non-exclusive and terminable by our customers without significant notice periods. Accordingly, in the future, customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. If we do not effectively respond to the demands of our key customers or distributors, including as a result of inventory management issues, they could decrease their purchases from us, causing our revenues and gross profit to decline. Furthermore, unfavorable market conditions or competitive pressures may cause our customers to reevaluate the number and mix of brands they sell, resulting in lower purchases of our products by these customers. In addition, some of our key customers and distributors may in the future experience declining financial performance, which could affect their ability to pay amounts due to us on a timely basis or at all. If we do not forecast and plan production effectively to manufacture sufficient products to meet demand or if we experience delays in our ability to manufacture products, dealers may seek alternative products, including those of our competitors. Failure to meet demand requirements on a timely basis may cause customers or distributors to build up inventory as a precautionary measure, rapidly shift their product mix away from our products, harm our long-term relationships with customers and distributors, harm our brand and reduce, or increase the variability of, our revenues.

We must continue to provide product offerings at price points that meet the needs of customers and consumers and that they perceive to be competitive with the products on the market. If our key customers and distributors are unwilling to continue to sell our products at existing or higher levels, or if they desire to sell competing products alongside our products, our ability to maintain or increase our sales could suffer. If a key customer or distributor were to terminate its relationship with us or reduce purchases of our products, we may not be able to replace that relationship with a relationship with a new customer in a timely manner or at all. In addition, any such new relationship may take time to develop and may not be as favorable to us as the relationship it is replacing. The loss of, or a reduction in orders from, any significant customer or an adverse change in our relationship with one or more of our significant customers for any reason may have a material adverse effect on our business, financial condition or results of operations.

Additionally, our customers service consumers by stocking and displaying our products, explaining our product attributes and sharing our brand story. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business, financial condition or results of operations.

Shortages in supply, price increases or deviations in the quality of raw materials used to manufacture our products could adversely affect our sales and operating results.

The primary raw materials used in our products are various resins (mainly polypropylenes), colors/pigments, additives and modifiers. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. We obtain certain raw materials from a single or a limited number of suppliers. In particular, we rely on a single supplier for most metal components. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into, and we cannot be sure we will be able to identify alternative sources of supply rapidly, without incurring significant costs or at all.

In the event of an industry-wide general shortage of our raw materials, a shortage affecting or discontinuation in providing any such raw materials by one or more of our suppliers or a supplier’s declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms. We have also recently significantly increased the use of reclaimed polyethylene and PVC material in our products. As we increase our use of such materials and introduce new materials into our manufacturing processes, we may be unable to obtain adequate quantities of such new raw materials in a timely manner. Any such shortage may materially adversely affect our production process as well as our competitive position as compared to companies that are able to source their raw materials more reliably or at lower cost.

In addition, significant increases in the cost of the raw materials used to manufacture our products could adversely affect our operating results. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Our results of operations have been affected in the past by changes in the cost of resins, and we expect that our results of operations in the future will continue to be affected by changes in resin costs. In the event of an increase in the cost of resins or other raw materials, we may not be able to recover the increases through corresponding increases in the prices of our products. Even if we are able to increase prices over time, we may not be able to increase prices as rapidly as the increase in our costs. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of resins and some of the other raw materials that we use in the manufacture of our products.

We depend on third parties for transportation services, and the lack of availability and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations

Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel.

If the required supply of transportation services is unavailable when needed, we may be unable to sell our products when they are requested by our customers. In that event, we may be required to reduce the price of the affected products, seek alternative and, potentially more costly, transportation services or be unable to sell the affected products. Similarly, if any of these transportation providers were unavailable to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, a significant increase in transportation rates or fuel surcharges could adversely affect our profitability. Any of these events could have a material adverse effect on our business and results of operations.

Supply chain issues as a result of a reliance on a limited base of warehousing and transportation services may result in product shortages or disruptions to our business or increased prices.

Our operations are dependent upon the availability of warehousing space and transportation services on reasonable terms and at reasonable prices, which are subject to availability and price fluctuations influenced by changes in demand, supply shortages, changes in fuel prices, work stoppages, operating hazards and interstate transportation and workplace safety and operating regulations. We could experience material disruptions in production and other supply chain issues, including as a result of supply chain dependencies, which could result in out-of-stock conditions, and our results of operations and relationships with customers could be adversely affected if we are unable to contract with warehouses and transportation suppliers at the quantity and price levels needed for our business, if any of our key warehouses or transportation suppliers become insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact our supply chain and operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

The competition for skilled manufacturing, sales and other personnel can be intense in the regions in which our manufacturing facilities are located. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire skilled manufacturing, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

We may not be able to maintain or negotiate favorable lease terms.

We lease substantially all of our locations in Israel, the United States and Europe. The terms of our leases vary in length from approximately a one-year term to a ten-year term. We may not be able to terminate a particular lease if or when we would like to do so, which could prevent us from closing or relocating certain underperforming locations. If we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term, or to pay to exercise rights to terminate, and the performance of any of these obligations may be expensive. Accordingly, we are subject to the risks associated with leasing locations, which can have a material and adverse effect on us. If we are unable to renew, renegotiate or replace our leases or enter into leases for new locations on favorable terms, our growth and profitability could be harmed, which could have a material and adverse effect on our business, financial condition and results of operations.

Credit and non-payment risks of our key distributors and customers could have a material adverse effect on our business.

We extend credit to part of our distributors and customers, based on an evaluation of their financial condition, and we generally do not require collateral to secure these extensions of credit. The financial health of many of such distributors and customers may be affected by changes in the economy and the cyclical nature of the building industry. The effects of the COVID-19 pandemic and the related economic downturn or protracted or severe economic declines and cyclical downturns from other causes in the building industry may in the future cause our customers to be unable to satisfy their payment obligations, including their debts to us. Additionally, we conduct periodic reviews of our key distributors and customers’ financial health and may, where appropriate, modify such distributors and customers’ credit limits, which may adversely impact our relationships with them, our future sales and cash flow.

The global nature of our Company’s operations subjects it to political and economic risks that could adversely affect its business, results of operations or financial condition.

Over 60% of our revenues are derived from customers outside the North America, and we currently operate in approximately 100 countries.

The risks inherent in our global operations include:

•	fluctuation and volatility in currency exchange rates, including those related to the euro and the United States dollar, among others;

•	price controls, exchange controls and limitations on repatriation of earnings;

•	transportation delays and interruptions;

•	political, social and economic instability and disruptions, including acts of terrorism;

•	the impact of widespread public health crises, such as the COVID-19 pandemic;

•	government embargoes or foreign trade restrictions;

•	the imposition of duties, tariffs and other trade barriers and retaliatory countermeasures;

•	government actions impacting international trade agreements such as the withdrawal of the United Kingdom from the European Union;

•	changes in trade policies, including new or additional increases in duties or tariffs, and additional retaliatory actions by the countries in which our trade partners operate;

•	import and export controls;

•	labor unrest and current and changing regulatory environments;

•	difficulties in staffing and managing multi-national operations;

•	limitations on our ability to enforce legal rights and remedies, including with regard to our intellectual property; and

•	potentially adverse tax consequences.

As we continue to expand our business into new geographies, the risks inherent in our global operations will be amplified. If we are unable to successfully manage these and other risks associated with managing and expanding our international businesses, our business, results of operations or financial condition could be materially adversely affected.

Our business would suffer if we do not effectively manage changes in our manufacturing processes resulting from growth of our business, cost savings and integration initiatives and the introduction of new technologies and products.

We continually review our manufacturing operations in an effort to achieve increased manufacturing efficiencies, to integrate new technologies and to address changes in our product lines, including the introduction of new products, and in market demand. Periodic manufacturing integrations, realignments and cost-savings programs, including the addition of manufacturing lines and the consolidation, integration and upgrading of facilities, functions, systems and procedures, and other changes could involve substantial planning, often require capital investments and could adversely affect our operating efficiency and results of operations during the periods in which such programs are being implemented. Our ability to achieve cost savings or other benefits within the time frames we anticipate is subject to many estimates and assumptions, a number of which are subject to significant economic, competitive and other uncertainties. If these investments and other changes are not effectively integrated into our manufacturing processes, we may suffer from production delays, lower efficiency and manufacturing yields, increased costs and reduced revenues.

We expect our business to experience significant growth in the short-, medium-, and long-term due to continuing demand for our existing products and the introduction of new products into our product offerings. We continually work to address changes in our product lines and market demand. For example, we have recently made substantial investments to expand our tool storage business, including our manufacturing capacity. As we increase our manufacturing capacity to meet market demand or to manufacture new products, we may face unanticipated manufacturing challenges as production volume increases or new technologies are introduced. For instance, we could experience delays in launching new products at scale, or new products may initially be more costly to produce than existing products. Additionally, our continued growth may also place stress on our ability to adequately manage our operations, quality of products, safety and regulatory compliance. Any inability to effectively manage our growth, changes in our manufacturing processes and enhance efficiencies may adversely affect our business, financial condition and results of operations. Additionally, because we heavily invest in our business to support our significant expected growth, if the growth of our business in the short-, medium- or long-term is less than anticipated, it may have an adverse effect on our business, financial condition and results of operations.

The loss of, or inability to attract, key personnel could adversely impact our business.

Our success depends, in part, on our ability to retain key personnel, including our management team. The unexpected loss or unavailability of one or more of our key employees could disrupt our business. Our success also depends, in part, on our continuing ability to identify, hire, develop and retain other highly qualified personnel, including identifying and hiring qualified personnel for new facilities as we continue to expand our operations. Competition for these employees can be intense, and our employees may be targeted and recruited by other companies. As we expand into new categories or markets, we will also require personnel with relevant training and experience in such categories or markets. We may not be able to attract or retain qualified personnel in the future, and our failure to do so or the compensation costs of doing so could adversely affect us.

Acquisitions or joint ventures we may pursue may be unsuccessful.

We have in the past, and may in the future, acquire businesses that complement or expand our existing business as part of our ongoing growth strategy. However, in the future, we may not be able to identify and successfully negotiate suitable strategic transactions at attractive prices. In addition, an increase in regulatory restrictions or continued market volatility could hinder our ability to execute strategic business activities including any acquisitions or investments. All potential acquisitions and investments entail numerous risks, including risks relating to our ability to:

•	identify attractive acquisition candidates or complete the acquisition of any identified candidates at favorable prices and upon advantageous terms and conditions;

•	successfully arrange financing for the acquisition on acceptable terms and conditions;

•	successfully integrate acquired companies, brands, products, technologies, systems or personnel into our existing business operations in an effective, timely and cost efficient manner;

•	maintain uniform standards, controls, procedures and policies throughout acquired companies, including effective integration of acquired companies into our internal control over financial reporting;

•	minimize any potential interruption to our or the acquired company’s ongoing business;

•	successfully enter categories and markets in which we may have limited or no prior experience;

•	achieve expected synergies and obtain the desired financial or strategic benefits from acquisitions within the anticipated time periods, if at all;

•	identify and manage any legal or reputational risks that may predate or be associated with a transaction, which could negatively impact us following the consummation of such transaction; and

•	manage other unanticipated problems or liabilities.

Acquired companies or operations or investments may not be profitable or may not achieve sales levels, profitability and cash flow expectations. Furthermore, acquisitions or investments could also result in potentially dilutive issuances of equity securities, the incurrence of debt, the assumption of contingent liabilities, such as those relating to advertising claims, environmental issues and litigation, an increase in expenses related to certain assets and increased operating expenses, all of which could adversely affect our financial condition and results of operations. In addition, to the extent that the economic benefits associated with any of our acquisitions or investments diminish in the future, we may be required to record impairment charges related to goodwill, intangible assets or other assets associated with such transactions, which could adversely affect our financial condition and results of operations.

In addition, any potential future acquisitions or investments may divert the attention of management and resources from other business priorities.

The occurrence of any of these risks or uncertainties with regard to any acquisitions or investments may have a material adverse effect on our business, financial condition and results of operations.

We sell proprietary brand offerings, as well as third-party brands, which could expose us to various risks.

We rely on the strength of our brands, which we consider important to our business. If we fail to maintain our brands’ image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged and our business may be harmed.

Although we believe that our proprietary brand products offer significant value to our customers at each price point and provide us with higher gross margins than sales of comparable third-party branded products, expanding our proprietary brand offerings also subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:

•	potential mandatory or voluntary product recalls in the event of product defects or other issues;

•	the measures we take may not effectively or sufficiently protect and/or maintain the proprietary rights associated with our products and business;

•	we may be required to heavily invest in marketing such proprietary branded products;

•

we may be unable to successfully innovate and obtain, maintain, protect and enforce our proprietary rights (including defending against counterfeit, knock-off, grey-market, infringing or otherwise unauthorized goods);

•

we may be unable to successfully navigate and avoid claims related to the proprietary rights of third parties, which, if successful, could force us to modify or discontinue products, pay significant damages, enter into expensive licensing arrangements with the prevailing party, or subject us to other harms, including to our reputation or financial results; and

•	we may be unable, including as a result of events out of our control, to act in accordance with the licensing arrangements which govern our third-party branded products.

Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on strong and trusted brands, and any failure to maintain, protect or enhance our brand awareness and integrity, including failure to maintain product quality and product performance and including as a result of events outside our control, could materially adversely affect our business.

Our brands are an important component of our value proposition and serve to distinguish our products from those of our competitors. We believe that our success depends, in part, on maintaining and enhancing the value of our brands and executing our brand strategies, which are designed to drive end-user demand for our products and make us a valued business partner to our customers through the support of their marketing initiatives. Real or perceived quality issues, including those arising in connection with deficiencies or defects in the design or manufacture of our products, an inability to maintain high-quality products at acceptable manufacturing costs and yields, product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brands and reputation and cause our sales to decline rapidly. Additionally, as we regularly modify our product lines and introduce changes to our manufacturing processes or incorporate new raw materials, we may encounter unanticipated issues with product quality or production delays. Unanticipated product quality or performance issues may be identified after a product has been introduced and sold. Any such product issues or declines in our brand reputations may reduce demand for our products and could have a material adverse effect on our business, brand, financial condition and results of operations. In addition, any such issues may be seized on by competitors in efforts to increase their market share.

In recent years, there has been a marked increase in the use of social media platforms and other forms of internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time and may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected.

We provide various warranties on certain of our products, such as our sheds, certain other outdoor products and tool storage products. These warranties vary depending on the type of product and are subject to various limitations. Warranties for certain of our other products are provided directly by the retailer to the consumer. If consumers have poor experiences with the retailers’ warranties, it could have a negative impact on our brand or reputation.

In addition, we have recently increased our use of recycled materials in the manufacturing of our products. While we performed extensive testing in connection with the utilization of such materials, the use of recycled materials represents a recent and significant change in our business and the use of such materials may result in unanticipated product quality or performance issues and an increase in warranty claims for certain of our products. A high number of warranty claims could have a material adverse effect on our business, brand, financial condition and results of operations.

The estimates and forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all.

Estimates and forecasts of market size and opportunity and of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus of the size of the markets that we may be able to address and the growth in these markets are subject to many assumptions and may prove to be inaccurate. We expect that the COVID-19 pandemic may in the future materially affect the growth of various of the markets discussed in this prospectus, and we cannot predict the extent to which those estimates will be affected. Further, we may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and opportunity and of market growth included in this prospectus may not be indicative of our future growth.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or SOX, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we will be required, pursuant to Section 404 of SOX, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 20-F following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation through the implementation of new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Beginning with our second annual report on Form 20-F following the completion of this offering, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting and may issue a report that is adverse, in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby be required to restate our financial statements or otherwise be subject to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. If we fail to meet our public reporting obligations, investors could lose confidence in us and the reliability of our financial statements, which could have a negative effect on the trading price of our stock. Confidence in the reliability of our financial statements also could suffer if we report or our independent registered public accounting firm reports a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our ordinary shares.

Subjective estimates and judgments used by management in the preparation of the financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses including the accounting for legal claims, deferred tax assets, pension and other pots-employment benefits, revenue recognition - estimating variable consideration for volume rebates, share-based payments, write-down of inventories, impairment of non-financial assets and useful lives of customer relationships. We have based assumptions and estimates on parameters available when the consolidated financial statements were prepared; however, due to the inherent uncertainty in making these and other estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

Legal and Regulatory Risks Related to our Business

Product liability claims or product recalls could harm our reputation and could adversely affect our business, financial condition and results of operations.

We have in the past been subject to and may in the future face the risk of exposure to pending or threatened legal actions, government investigations by entities such as the U.S. Consumer Product Safety Commission, and proceedings, relating to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons or to property. We may in the future incur significant liabilities if product liability lawsuits against us are successful. We have in the past and may in the future also have to recall and/or replace defective products, which would also result in adverse publicity and loss of sales, and would result in us incurring costs connected with the recall, which could be material. Although we maintain product liability insurance coverage, potential product liability claims may be subject to a deductible, exceed the amount of insurance coverage or be excluded under the terms of the policies. Any losses not covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to compliance costs as well as liabilities under environmental, health and safety laws and regulations, including workplace safety laws, which could materially and adversely affect our business, financial condition and results of operations.

Our past and present operations, assets and products are subject to regulation by extensive international, national, regional, state and local environmental laws and regulations. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety and the impact of products on human health and safety and the environment. Under some of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Our facilities are located on sites that have been used for manufacturing activities for an extended period of time, which increases the possibility that contamination is present and that currently unknown or unanticipated soil or groundwater contamination could be discovered and result in significant liabilities and costs. Despite our efforts to comply with applicable requirements for the handling and disposal of hazardous materials and to minimize our impact on the environment, we may still face material liability, limitations on our operations or fines or penalties for violations of environmental, health and safety laws and regulations, including for releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

Additionally, we are subject to workplace safety laws and regulations in the operations of our manufacturing facilities by national, regional, state and local governmental entities, such as the U.S. Occupational Safety and Health Administration. Although we believe we are in compliance with all workplace safety laws and regulations, we cannot predict or prevent all accidents or injuries. We have in the past been and may in the future be subject to liabilities, claims, investigation, remediation or other costs related to workplace accidents and injuries.

We are also subject to licensing and permitting requirements under certain environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. The various licensing and permitting requirements in the jurisdictions in which we operate obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. The requirements for such permits vary depending on the location where our regulated activities are conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. Any failure to obtain or delay in obtaining a permit required for our operations, or the imposition of onerous conditions in any such permits, could adversely affect our business, financial condition and operations.

Applicable environmental, health and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with, or remediation under, these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes or other environmental control measures may be needed at our facilities to meet future requirements. Accordingly, although we believe that we are presently in compliance with applicable environmental, health and safety laws and regulations, future costs of compliance with, or liability under, environmental, health and safety laws and regulations could adversely affect our business, financial condition and results of operations.

We operate in non-United States markets and are subject to the United States Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations in other countries, in addition to laws and regulations relating to export controls and economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various United States and non-U.S. anti-corruption laws, collectively, the Anti-Corruption Laws, including the FCPA. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable export control and economic sanctions laws and regulations, collectively, the Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, we cannot guarantee full compliance currently or in the future. Further expansion outside the United States would likely increase our future legal exposure. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as adversely affect our business, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

We may be subject to legal proceedings that could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We have in the past, and may in the future, be involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There has been a rise in the number of lawsuits against companies like us regarding consumer protection, false advertising, data breach, and e-commerce-related patent infringement. From time to time, we have been subject to these types of lawsuits and are currently the subject of some of these types of lawsuits. The cost of defending against these types of claims or the ultimate resolution of any such claims against us, whether by settlement or adverse court decision, may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions by government agencies and private litigation. This could subject us to increased exposure to stockholder lawsuits and potential penalties related to regulatory inquiries. Additionally, in recent years there has been an increase in the number of employment claims and, in particular, discrimination and harassment claims. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business.

Risks Related to our Intellectual Property and Information Technology

Our business operations could suffer if we fail to adequately protect our intellectual property rights, and we may experience claims by third parties that we are violating their intellectual property rights.

We rely on trademark, patent, design, copyright, trade secret and other intellectual property laws, as well as unfair competition laws and contractual provisions, such as confidentiality clauses, to establish and protect our intellectual property and other proprietary rights, including in our brands (and the trademark rights thereto) and our proprietary designs, technologies and information. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights, including in our brands and our proprietary designs, technologies and information. Such means may also afford only limited protection of our intellectual property and may not: (i) prevent others from independently developing products or services similar to, or duplicative of, ours; (ii) prevent our competitors from gaining access to our proprietary information and technologies; or (iii) permit us to gain or maintain a competitive advantage. While it is our policy to protect and defend our intellectual property, we cannot be sure that the actions we have taken to establish and protect our trademarks and other proprietary rights will be adequate to protect us, and if our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the coverage of such intellectual property rights afforded our brands, products and services could be impaired. Such impairment could impede our ability to market our products and services, negatively affect our competitive position, and harm our business and operating results.

Our success depends in large part on our brand image and, in particular, on the strength of our Keter and Curver marks. We rely on trademark protection to protect our brands, and we have registered or applied to register many of these trademarks. While we have registered our material trademarks in many of our most important markets, we have not registered all of our marks in all of the jurisdictions in which we currently conduct or intend to conduct business. Further, if we seek to register these trademarks, we cannot be sure that our trademark applications for registration of such trademarks will be successful, and they could be challenged or opposed by third parties. In the event that our trademarks are successfully challenged and we lose the rights to use those trademarks, we could be forced to rebrand our products, requiring us to devote resources to advertising and marketing new brands.

In addition, we rely on utility and design patents, as well as registered designs, to protect our products and designs. We have also applied for, and expect to continue to apply for, additional patent and design protection relating to proprietary aspects of existing and proposed products, processes and services. We cannot be sure that any of our patent or design applications will result in issued patents or registered designs, or that any patents issued as a result of our patent applications will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. While a presumption of validity exists with respect to U.S. patents issued to us, there can be no assurance that any of our issued patents or registered designs will not be challenged, invalidated, circumvented or rendered unenforceable. If we fail to obtain issuance of patents, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the coverage of patents and other intellectual property rights afforded our products, products, processes and services could be impaired. Such impairment could impede our ability to market our products and services, negatively affect our competitive position and harm our business and operating results, including, potentially, forcing us to, among other things, rebrand or re-design our affected products or services. Moreover, our issued patents and patent applications may cover particular aspects of our products, products, processes and services, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective designs, methods, processes or other technologies. There can be no assurance that third parties will not create new products, processes or other technologies that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position. Third parties have challenged, and may continue to challenge, the validity and enforceability of certain of our patents, including through patent office ex parte reexamination, inter partes review or post-grant proceedings. Regardless of outcome, such challenges may result in substantial legal expenses and diversion of management’s time and attention from our other business operations. In some instances, our patent claims could be substantially narrowed or declared invalid or unenforceable. Any significant adverse finding by a patent office or adverse verdict of a court as to the validity, enforceability, or scope of certain of our patents could adversely affect our competitive position and otherwise harm our business.

We additionally seek to maintain the confidentiality of certain trade secrets and other proprietary information to preserve our position in the market. We employ various methods to protect such intellectual property, such as entering into confidentiality agreements with certain third parties and our employees, and controlling access to, and distribution of, our proprietary information. No assurance can be given that these efforts will be effective in controlling access to our proprietary information, or that we will have adequate remedies for the misappropriation of such information. Furthermore, even if we successfully maintain the confidentiality of our trade secrets and other proprietary information, competitors may independently develop products or technologies that are substantially equivalent or superior to our own.

Even if we successfully maintain our intellectual property rights, we cannot guarantee that we will be able to successfully enforce those rights against third parties. While we generally seek to protect and enforce our intellectual property rights, including through litigation if necessary, monitoring for unauthorized use, infringement, misappropriation or other violations of our intellectual property rights can be expensive, and we are unlikely to be able to detect all instances of such violations. Furthermore, if we do litigate, litigation, regardless of merit, is inherently uncertain and we cannot guarantee we will be successful. Any litigation could be lengthy, time-consuming, and result in substantial costs and diversion of our resources and could have a material adverse effect on our business and results of operations regardless of its outcome. If we are unsuccessful in enforcing our intellectual property rights, third parties may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. In addition, if any third party copies or imitates our products in a manner that affects customer or consumer perception of the quality of our products, our reputation and sales could suffer whether or not these violate our intellectual property rights.

Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and other intellectual property rights from third parties, and the licenses we receive to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products in the future and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. If we violate the terms of any of our license agreements, such as by failing to make specified royalty payments or failing to comply with quality control standards, a licensor may have the right to terminate our license. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain or renew our material license agreements could result in a loss of revenue and negatively impact our results of operations. We also grant licenses to third parties which allow third parties the right to use certain of our intellectual property in a restricted capacity. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights in or the value of our intellectual property rights.

From time to time, we may face claims that we are infringing, misappropriating, or otherwise violating third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming to defend and could divert the time and attention of our management. While we believe that our products and technologies do not infringe or otherwise violate, in any material respect, any valid intellectual property rights of third parties, we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. An intellectual property claim against us that is successful could cause significant monetary damages and cause us to cease making or selling products that incorporate the disputed intellectual property, require us to rebrand or redesign our products, which may not be feasible or cost effective, or require us to enter into costly royalty or licensing arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

As we expand our product lines and the geographic scope of our sales and marketing, we may face additional intellectual property challenges. Certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States and, accordingly, intellectual property protection may be limited or unavailable in some foreign countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our brands or products and cause our competitive position and growth to suffer. Filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition.

Failure to effectively utilize information technology systems and implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology, or IT, systems, including data centers, hardware and software and applications to manage many aspects of our business, including recording and processing transactions and managing our operations. These various systems are substantially operated by our global IT team and our service providers and we rely on them for efficient and consistent operations of these systems. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and IT systems and the third-party systems we rely on are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our associates or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites or systems could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our IT systems. The failure of our IT systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby harm our profitability.

Unauthorized disclosure of personal data or other sensitive or confidential information, whether through a breach of our computer system or other security incident or otherwise, could result in significant liability or reputational harm and cause us to incur increasing costs in an effort to mitigate against such risks.

We rely extensively on our IT systems, including cloud-based systems, to record and process transactions and manage our operations, among other matters, and for the secure storage and transmission of personal and other sensitive and proprietary or confidential information regarding our customers, employees, third-party suppliers, vendors, external manufacturers, other business or commercial partners and others. We also sell online directly to consumers in a limited number of jurisdictions. As a result, we collect, process, transmit and store large amounts of data about our customers, suppliers and others, including credit card information and personally identifiable information, as well as other sensitive, confidential and/or proprietary information. We also employ third-party service providers for a variety of reasons, including storing, processing and transmitting proprietary, personal and confidential information on our behalf. While we rely on solutions, such as tokenization, licensed from third parties for purposes of payment processing, including credit card numbers, advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of these technology solutions to protect proprietary, confidential, or personal information from breach or compromise.

We and/or third parties with which we do business, have experienced, and may in the future experience, failures of, or disruptions to, our IT systems and may be subject to cyber-attacks or data breaches. For example, in April 2020, a number of our peripheral applications and limited human resources data stored on such applications were the subject of a ransomware attack. Additionally, we have been subject to phishing attacks that resulted in the sharing of certain customers’ names and email addresses with the attacker. We notified affected customers and made no payment to the attacker. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to similar incidents, including additional security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Cyber-attacks on us or our third-party suppliers, vendors, external manufacturers, service providers or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt, disable or otherwise cripple our operations. This can include any combination of phishing attacks, malware and/or viruses targeted at our key systems. A successful cyber-attack may target us directly, or indirectly target or impact us through our third-party suppliers, vendors, external manufacturers, service providers, or other business or commercial partners. The breadth and scope of this threat has grown over time, and the techniques and sophistication used to conduct cyber-attacks, as well as the sources and targets of the attacks, change frequently, are constantly evolving and often are not recognized until after being launched against a target, and accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures and there may be a significant delay between the initiation of an attack on our information technology systems and our recognition of the attack. Given the unpredictability of the timing, nature and scope of cyber-attacks and other security incidents, we cannot guarantee that the technologies we use will adequately secure the data we maintain, including confidential information and personal information, against such attacks, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such data, or other security incidents that impact the integrity or availability of such data, or our systems and operations. Further, several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of third parties with which we do business.

In addition, data security breaches, cyber-attacks, and other security incidents can also occur as a result of a breach experienced by persons with whom we have commercial relationships that result in the unauthorized or unlawful access, alteration, destruction, loss, and/or release of personal information or other sensitive, proprietary or other confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit personal information, or other sensitive, proprietary or other confidential information confidential or sensitive information on our behalf. A data security breach, cyber-attack, and other security incident could occur in the future either at their location or within their systems that could affect our personal or confidential information.

In the case of a cyber-attack, other security incident or other IT failure, on the part of us or third parties with which we do business, as well as a failure to promptly remedy any security incidents events should they occur, we may suffer compromise or interruption of or damage to our key systems and/or experience interruption in our services and tele-conference and tele-communications platforms, misappropriation of personal information regarding our customers and loss of critical data that could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business. Furthermore, responding to such an attack or IT systems failure and mitigating the risk of future attacks or IT systems failures has resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments.

An attempted or actual data security breach, cyber-attack, or other security incident may expose us to a risk of loss or misuse of personal, confidential or sensitive information, and has and could in the future result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation.

Our collection, use and disclosure of personal information is subject to data privacy and security laws and regulations, including in the United States, the European Economic Area, or the EEA, the United Kingdom, Canada and Israel and our failure to comply with those laws and regulations could result in significant liability or reputational harm.

The international regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements, which could cause us to incur substantial costs. For example, in the EEA we are subject to the General Data Protection Regulation (EU 2016/679) as implemented by countries in the EEA, or the GDPR, and in the UK, we are subject to the UK data protection regime consisting primarily of the UK General Data Protection Regulation, or the UK GDPR, and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual, or personal data. The GDPR and UK GDPR both apply extra-territorially and impose a strict data protection compliance regime with onerous requirements on controllers and processors of personal data, either with an establishment in the UK/EU (as applicable), or which offer goods or services to UK/EU (as applicable) data subjects or monitor UK/EU (as applicable) data subjects’ behaviour within the UK/EU (as applicable), including, for example: (i) accountability and transparency requirements (detailed disclosures about how personal data is collected and processed), and enhanced requirements for obtaining valid consent (or demonstrating that another appropriate legal basis is in place or otherwise exists to justify data processing activities); (ii) obligations to and implement consider data protection requirements as any new products or services are developed and to limit the amount of personal data processed; (iii) obligations to comply with data protection rights of data subjects (including the right to access and the right to be “forgotten”); (iv) reporting of personal data breaches to the supervisory authority without undue delay (and no later than 72 hours); and (v) complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

The GDPR and UK GDPR each prohibit the international transfer of personal data from the EEA and the UK, respectively, to countries outside of the EEA and the UK, respectively, unless made to a country deemed to have adequate data privacy laws by the European Commission or the Government of the UK (as applicable) or where a data transfer mechanism has been put in place. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data. On 16 July 2020, the Court of Justice of the European Union, or the CJEU, issued its landmark judgment in Data Protection Commissioner v Facebook Ireland Limited, Maximillian Schrems (Case C-311/18), or Schrems II, which invalidated the EU-U.S. Privacy Shield with immediate effect, while upholding the European Commission’s standard contractual clauses, or SCCs, for controller-to-processor transfers. Whilst the use of such SCCs was upheld, the CJEU held that compliance with the SCCs must be closely monitored by parties and the data exporter relying on them must perform a case-by-case assessment as to whether the laws of the country of importation of personal data provide adequate protection, as under EU data protection laws. The decision in Schrems II is likely to impact our current and planned business activities which involve transfers of personal data outside of the EEA (both intra-group and to third parties) and will require ongoing monitoring of the latest legal and regulatory developments and as such, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations. In addition, on June 4, 2021, the European Commission published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for any relevant new data transfers from September 27, 2021; existing standard contractual clauses must be migrated to the revised clauses by December 27, 2022 (or earlier, if the data processing activities under any existing standard contractual clauses change, upon which the revised clauses will need to adopted). There is some uncertainty with respect to whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to importers subject to the GDPR. We currently rely on the standard contractual clauses to transfer personal outside the EEA and the UK to non-adequate countries, including to the US, and we will therefore need to migrate our standard contractual clauses onto the revised clauses to ensure we comply with the GDPR’s data export conditions.

In addition, the dual data protection regimes that exist following the UK’s withdrawal from the EU may lead to an increase in data protection compliance costs for us, although as the UK GDPR is (for the time being) substantially similar to the GDPR (but with necessary national variations), such compliance costs may not be significant in the short term. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the UK, enabling data transfers from the European Union and from the other countries that have been granted adequacy by the European Commission, including Israel to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision and it remains under review by the European Commission during this period. The relationship between the UK and the European Union in relation to certain aspects of data protection law remains unclear and it is unclear how the UK GDPR will develop in the medium to longer term and how data transfers to and from the UK will be regulated in the long-term. The UK’s Information Commissioner’s Office launched a public consultation on its drafted revised data transfers mechanisms in August 2021. We are monitoring the outcome of this and we may be required to implement new or revised documentation and processes in relation to our data transfers subject to the UK GDPR within the relevant time frames. To the extent that the UK GDPR and GDPR begin to diverge, and if a more permanent solution is not implemented to secure the free flow of personal data from the EEA to the UK following the expiry of the adequacy decision, these changes may require us to find alternative solutions for the compliant transfer of personal data into the UK from the EEA and from Israel and we could face substantial additional data protection compliance costs in the long term (e.g., in the form of a greater dual regulatory compliance burden and the costs of implementing data transfer safeguards).

We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. With each such relevant provider we attempt to mitigate the associated risks by entering into contractual arrangements to ensure that providers only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third party processors could have a material adverse effect on our business and result in the fines and penalties outlined below.

We are subject to the supervision of local data protection authorities in those EEA and UK jurisdictions where we are established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR and the UK GDPR are significant (e.g., up to the greater of €20 million / £17.5 million or 4% of total global annual turnover, depending on the type and severity of the breach). In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

Additionally, in the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, Electronic Communications Privacy Act, the Computer Fraud and Abuse Act and various state laws relating to privacy and data security, including the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. The CCPA created new individual privacy rights for California residents, and placed increased data privacy and security obligations on entities handling certain personal information of California consumers and households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers with expanded rights to access and delete their personal information and to opt-out of certain sales or transfers of personal information. The CCPA also allows the California Attorney General to impose civil penalties for violations and offers the possibility to a consumer to recover statutory damages for certain violations and imposed a private right of action for certain security breaches. The CCPA may impact our collection of data obtained through our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to health-related and other personal information.

Laws, regulations and industry standards (including, for example, the Payment Card Industry Data Security Standard, or PCI-DSS) relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure or perceived failure by us to comply with laws, regulations, policies, industry self-regulatory principles, industry standards or codes of conduct, or regulatory guidance relating to data privacy or information security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our business or commercial partners, customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

Changes in legislative, judicial, or regulatory landscapes relating to information collection, use and processing may limit our ability to collect, use and process data, including personal information. Such developments could also limit our ability to operate our business, increase our risk of liability or additional costs, cause revenue to decline and adversely affect the demand for our products and services.

We are also subject to evolving EU and UK privacy laws on cookies and eMarketing. In the EU and the UK, data protection regulatory authorities are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and the current national laws that implement the ePrivacy Directive are highly likely to be replaced by the EU Commission’s Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, which aims to reinforce trust and security in the digital single market by updating the legal framework regarding the “right to a private life” for users of electronic communications and the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The latest draft text of the ePrivacy Regulation is in the process of being finalised by the Council of the European Union (with support from the Committee of Permanent Representatives); however, it is not expected to reach agreed form until late 2021, at the earliest. After such time, the ePrivacy Regulation will become subject to trilogue negotiations (between the Council of the European Union, the European Parliament and the European Commission) and is therefore not expected to enter into force before 2023. A compulsory grace period of a maximum of two years will then apply to allow European Union Member States to implement the ePrivacy Regulation before it is brought into effect. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Additionally, the California Privacy Rights Act, or the CPRA, was voted into law by ballot measure in November 2020, which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional data privacy and protection obligations on covered companies and expanding consumer rights with respect to certain sensitive personal information. It also created a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Further, Virginia has adopted a new state data protection act referred to as the Virginia Consumer Data Protection Act, which is set to take effect on January 1, 2023. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact additional new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising, and as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and changing requirements applicable to our business. Each privacy, security, and data protection law and regulation, and any changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information and other sensitive information, which may increase our compliance expenses and make our business more costly or less efficient to conduct and failure to comply with such laws and regulations could result in significant penalties and damages, each of which could materially and adversely affect our business and financial condition.

Risks Related to Our Financial Position

We have a substantial amount of debt, which could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under our credit agreements.

As of June 30, 2021, on an as adjusted basis after giving effect to the offering, we would have had total outstanding indebtedness of approximately $            million consisting of outstanding borrowings under our credit facilities. Additionally, we would have had $             million of availability under our revolving credit facility. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including with respect to our indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•

require us to use a substantial portion of our cash flow from operations to make debt service payments instead of other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions or other general business purposes;

•	expose us to the risk of increased interest rates as certain of our borrowings, including under our secured credit facilities, are at variable rates of interest;

•	limit our ability to pay dividends;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared with our less-leveraged competitors;

•	increase our vulnerability to the impact of adverse economic, competitive, and industry conditions; and

•	increase our cost of borrowing.

In addition, the credit agreements governing our credit facilities contain, and the agreements governing our future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on our ability to pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase certain debt, make acquisitions, investments, loans, and advances, or sell or otherwise dispose of assets. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Furthermore, we may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing our indebtedness limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Any failure to comply with the restrictions of the credit facility and revolving credit facility, and any subsequent financing agreements, including as a result of events beyond our control, may result in an event of default under these agreements, which in turn may result in defaults or acceleration of obligations under these agreements and other agreements, giving our lenders and other debt holders the right to terminate any commitments they may have made to provide us with further funds and to require us to repay all amounts then outstanding. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our existing and potential products or technologies.

We may seek additional funding through a combination of equity offerings, debt financings and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. The incurrence of indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third-party on unfavorable terms our rights to technologies, existing products or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail certain of our operations or cease operations altogether.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control, including those discussed elsewhere in this “Risk Factors” section. We may be unable to maintain a level of cash flow sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements governing our secured credit facilities restrict, and the agreements governing our future indebtedness may restrict, our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot make payments on our debt obligations, we will be in default and all outstanding principal and interest on our debt may be declared due and payable, the lenders under our secured credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under our secured credit facilities) could foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation. Additionally, where our indebtedness is secured by our intellectual property, a default could result in a loss of our intellectual property. In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments.

Change in our credit ratings could adversely impact our operations and lower our profitability.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. Failure to maintain our credit ratings on long-term and short-term indebtedness could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing, which we may need to operate our business, and adversely impact our results of operations.

Our tax liability may be materially different from what is reflected in our income tax provisions and related balance sheet accounts.

We are subject to taxation in Israel, various countries in the European Union, the United States and other jurisdictions in which we do business. Additionally, we participate in substantial inter-company trade. Our future effective income tax rate will be impacted by a number of factors, including the geographic composition of our worldwide taxable income and our ability to allocate debt and expenses effectively. If legislators, tax authorities or government agencies in the jurisdictions in which we operate were to change applicable tax laws and regulations (for example, as a result of the various global, regional and local initiatives to reform the international tax framework, such as the base erosion and profit shifting project undertaken by the Organization for Economic Co-operation and Development and anti-tax avoidance measures proposed by the European Committee) or successfully challenge the manner in which our income taxes are currently recognized or calculated or the transfer pricing policies employed by us (including policies set forth in any advance pricing agreements entered into with any taxing authorities), our effective income tax rate could increase, which would adversely impact our cash flow and profitability. Furthermore, in many of these jurisdictions, the tax laws and regulations are very complex and are open to different interpretations and application. The final determination of tax by means of an assessment or an audit could be materially different from our tax provisions and accruals and may negatively impact our financial results.

Exchange rate fluctuations could negatively affect our financial condition.

Although we operate globally, our consolidated financial statements are presented in euros. In addition to conducting business in the European Union, we also operate relatively large operations in North America, the UK and Israel. Therefore, we have revenues and expenses denominated in euros, U.S. dollars, British pound sterling and Israeli New Shekel, among others. As a result, our business and share price may be affected by fluctuations between the euro and the Israeli New Shekel, the euro and the U.S. dollar and the euro and the British pound sterling, which may have a significant impact on our reported results of operations and cash flows from period to period. As we continue to expand our business into new geographies, this risk may be amplified.

Interest rate fluctuations may affect our results of operations and financial condition.

Because a portion of our debt is variable-rate debt, fluctuations in interest rates could have a material effect on our business. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.

In addition, certain of our variable rate indebtedness uses EURIBOR as a reference rate, but also allows us to draw at the London Interbank Offered Rate, or LIBOR, for debt denominated in U.S. dollars or British pound sterling. LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on U.S. dollar-denominated loans globally. EURIBOR is a basic rate of interest used in lending between Eurozone banks and is widely used as a reference for setting the interest rate on Euro-denominated loans globally.

The LIBOR benchmark has been the subject of national, international and other regulatory guidance and proposals to reform. In July 2017, the UK Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than it has in the past, and LIBOR may ultimately cease to exist after 2021. Alternative benchmark rates may replace LIBOR and could affect our debt securities, debt payments and receipts. At this time, it is not possible to predict the effect of any changes to LIBOR, any phase out of LIBOR or any establishment of alternative benchmark rates. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact our contracts that terminate after 2021. There is uncertainty about how applicable law and the courts will address the replacement of LIBOR with alternative rates on variable rate retail loan contracts and other contracts that do not include alternative rate fallback provisions. If LIBOR ceases to exist after 2021, the interest rates on our variable rate indebtedness will be based on the Base Rate or an alternative benchmark rate, which may result in higher interest rates. In addition, any changes to benchmark rates may have an uncertain impact on our cost of funds and our access to the capital markets, which could impact our business, results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our ordinary shares.

The European Money Markets Institute (the authority that administers EURIBOR) has undertaken a number of reforms in response to the EU Benchmark Regulation, which was first published in June 2016 and requires only benchmarks published by “authorized administrators” to be used in new financial contracts beginning on 1 January 2022. It is unclear whether new methods of calculating EURIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating EURIBOR, or the replacement of EURIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our business, financial condition and results of operations. We cannot predict the effect of the potential changes to EURIBOR or the establishment and use of alternative rates or benchmarks. If changes are made to the method of calculating EURIBOR or EURIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

Risks Related to this Offering and Our Ordinary Shares

The ownership of our ordinary shares is concentrated and your interests may conflict with the interests of our significant shareholders.

Following this offering, affiliates of BC Partners will own                 ordinary shares, which will represent approximately    % of our total outstanding ordinary shares and approximately    % of the combined voting power of our ordinary shares outstanding immediately after this offering. Our principal shareholder will have the ability to control the outcome of most matters requiring shareholder approval, including:

•	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

•	mergers, de-mergers and other significant corporate transactions;

•	changes to our articles of association; and

•	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our ordinary shares, might otherwise receive a premium for your shares.

We will be a “controlled company” within the meaning of the rules of the NYSE upon completion of this offering and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, BC Partners will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE upon completion of this offering. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our corporate governance and compensation committees.

Upon completion of this offering, we intend to rely to each of these exemptions. While we are a “controlled company” within the meaning of the corporate governance standards of the NYSE, we may rely on some or all of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

A significant portion of our ordinary shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Future sales of our ordinary shares in the public market after this offering and the availability of ordinary shares for future sale could adversely affect the market price of our ordinary shares prevailing from time to time. Certain of our ordinary shares currently outstanding will not be available for sale shortly after this offering due to contractual restrictions on transfers of our ordinary shares under certain lock-up agreements. Upon the expiration of these lock-up agreements,                ordinary shares will be eligible for sale 180 days after the date of this prospectus, provided that ordinary shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, or Rule 144, under the Securities Act of 1933, as amended, or the Securities Act (in the case of our affiliates). Furthermore, under our Articles of Association that will be effective upon the consummation of this offering, we will be authorized to issue up to                 ordinary shares, of which                shares will be outstanding following this offering. 180 days following the date of this prospectus, we would no longer be restricted under the terms of our lock-up agreement from issuing or offering additional ordinary shares. Sales of substantial numbers of ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our ordinary shares and could impair our future ability to raise equity capital.

In addition, the ordinary shares subject to our equity incentive plans and the ordinary shares reserved for future delivery under such plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Following this offering, we intend to file one or more registration statements on Form S-8 with the SEC, covering our ordinary shares available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the ordinary shares issued under these plans in the public market could have an adverse effect on the market price of our ordinary shares. If these additional ordinary shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline substantially.

Shareholders may not be able to exercise preferential rights to subscribe for ordinary shares and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of our ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preferential right to subscribe for ordinary shares in proportion to the capital represented by the ordinary shares held by such holder. This preferential right to subscribe for ordinary shares may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. The articles of association may also permit, where the subscribed capital of a company having several share classes is increased by issuing new shares in only one of these classes, the preferential right of shareholders of the other classes to be exercised only after the exercise of that right by the shareholders of the class in which the new shares are being issued. Prior to the closing of this offering, our Board will be authorized, for a period of five years after the date of creation of the authorized share capital to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preferential rights to subscribe for ordinary shares in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Luxembourg law.

We have not declared or paid any cash dividends on our ordinary shares since our incorporation and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future. We expect to retain all earnings, if any, generated by our operations for the development and growth of our business. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in our value. Consequently, investors may need to sell all or part of their holdings of ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased our ordinary shares. Investors seeking cash dividends should not purchase ordinary shares.

Additionally, under the laws of Luxembourg, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. Our legal reserve is not available for distribution.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in United States dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of our ordinary shares, and, in turn, the United States dollar proceeds that holders receive from the sale of our ordinary shares.

The rights of shareholders in companies subject to Luxembourg corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

The Company’s corporate affairs are governed by the Company’s articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and

(ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of our Board, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). See “Description of Share Capital and Articles of Association—Differences in Corporate Law” for an additional explanation of the differences.

Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

The Company is organized under the laws of Luxembourg. Most of the members of our Board, our senior management and the experts named in this prospectus reside outside of the United States and a substantial portion of their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg and penalty clauses and similar clauses on damages or liquidated damages are allowed to the extent that they provide for a reasonable level of damages and the courts of Luxembourg have the right to reduce or increase the amount thereof if it is unreasonably high or low.

The United States and Luxembourg are currently not bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. Therefore, an enforceable judgment for the payment of monies rendered by any U.S. Federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•	the U.S. judgment is enforceable (exécutoire) in the United States;

•

the U.S. court awarding the judgment has jurisdiction to adjudicate the applicable matter under applicable U.S. Federal or state jurisdictions rules, and the jurisdiction of the U.S. court is recognized by Luxembourg private international and local law;

•

the U.S. court has applied the substantive law as designated by Luxembourg conflict of laws rules according to certain Luxembourg case law, it is admitted that Luxembourg courts which are asked to grant an exequatur do not have to verify whether the substantive law actually applied by the U.S. court awarding the judgment was the law which would have been thus designated;

•	the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg;

•	the U.S. court has acted in accordance with its own procedural laws;

•	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense; and

•	the U.S. judgement was not granted pursuant to an evasion of Luxembourg law (fraude à la loi luxembourgeoise).

In addition, actions brought in a Luxembourg court against us, the members of our Board, our officers or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts do generally not award punitive damages. It is possible that awards of damages made under civil liabilities provisions of the U.S. federal securities laws or other laws (for example, fines or punitive damages) would be classified by Luxembourg courts as being of a penal or punitive nature and would not be recognized by Luxembourg courts. Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered as a penalty.

Derivative actions are generally not available to shareholders under Luxembourg law. However, minority shareholders holding securities entitled to 10% of the voting rights at the general meeting that resolved on the granting of discharge to the directors may bring an action against the directors on behalf of the company. Minority shareholders holding at least 10% of the voting rights of a company may also ask the directors questions in writing concerning acts of management of the company or one of its subsidiaries, and if the company fails to answer these questions within one month, these shareholders may apply to the Luxembourg courts to appoint one or more experts instructed to submit a report on these acts of management. This provision of Luxembourg law does not apply to claims under the U.S. federal securities laws. Furthermore, consideration would be given by a Luxembourg court in summary proceedings to acts that are alleged to constitute an abuse of majority rights against the minority shareholders.

Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German.

There is no published case law in Luxembourg in relation to the recognition of limited recourse provisions by which a party agrees to limit its recourse against the other party to the assets available at any given point in time with such other party. Additionally, there is no published case law in Luxembourg in relation to the recognition of foreign law governed subordination provisions whereby a party agrees to subordinate its claims of another party. If a Luxembourg court had to analyze the enforceability of such provisions, it is likely that such a court would consider the position taken by Belgian and Luxembourg legal scholars according to which limited recourse provisions are enforceable against the parties thereto but not against third parties.

A contractual provision allowing the service of process against a party to a service agent could be overridden by Luxembourg statutory provisions allowing the valid serving of process against a party subject to and in accordance with the laws of the country where such party is domiciled.

For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board, our executive officers and the experts named in this prospectus. In addition, even if a judgment against us, the non-U.S. members of our Board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Luxembourg and European insolvency and bankruptcy laws are substantially different than U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, the Company is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). If courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

Dividends paid by us to our shareholders may be subject to withholding tax.

Under current Luxembourg tax law, dividends distributed by us to an individual or an entity, which is not eligible for the participation exemption regime (described below under “Material United States and Luxembourg Income Tax Considerations—Luxembourg Tax Consequences”), are subject to a 15% withholding tax, unless a reduced treaty rate applies. Whether a shareholder may benefit from a double tax treaty concluded by Luxembourg must be analyzed on a case-by-case basis.

In the event that the withholding tax is paid, its amount may in principle be creditable against the income tax paid by the shareholder in his/her state of residence. Nevertheless, prospective shareholders should consult their local advisor concerning the foreign tax consequences associated with a withholding tax paid in Luxembourg on dividends distributed by us.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE’s corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE’s corporate governance listing standards.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations. The NYSE’s Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose the NYSE’s Listing Rules that we do not follow and describe the Luxembourg corporate governance standards in lieu of the relevant NYSE corporate governance standard. If and when our ordinary shares are listed on the NYSE, we intend to continue to follow Luxembourg corporate governance practices in lieu of the corporate governance requirements of the NYSE in certain respects. Certain corporate governance practices in Luxembourg may differ significantly from the NYSE’s Listing Rules.

For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these NYSE requirements.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of annual reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Luxembourg law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We have broad discretion in the use of the net proceeds from the offering and may not use them effectively.

Our Board will have broad discretion in applying the net proceeds of this offering and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See “Use of Proceeds.” Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Based on our planned use of the net proceeds of the offering and our current cash, cash equivalents and current financial assets, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. The failure by our management to apply these funds effectively could harm our business and financial condition.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our Board. We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our management has limited experience in operating a public company.

Our current management team has limited experience in managing a public company. We have not historically had the resources typically found in a public company. Our internal infrastructure may not be adequate to successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Our limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of Keter. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. In order to fulfill public company obligations, we may have to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation (although recent regulations significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or a PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not believe we were a PFIC in 2020 and we do not expect to be a PFIC for our current taxable year or in the foreseeable future. Whether we or any of our subsidiaries will be a PFIC in

2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because (i) a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time and (ii) we will hold a substantial amount of cash following this offering, we cannot assure you that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material United States and Luxembourg Income Tax Considerations—Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our ordinary shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) with the application of certain reporting requirements. In addition, if we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, also known as a QEF Election, which could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Material United States and Luxembourg Income Tax Considerations— Material U.S. Federal Income Tax Considerations to U.S. Holders.”

General Risk Factors

There has been no prior public market for our ordinary shares and an active and liquid market for our ordinary shares may fail to develop, which could harm the market price of our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. Although we anticipate our ordinary shares being approved for listing on the NYSE, an active trading market for our ordinary shares may never develop or be sustained following this offering. The initial public offering price of our ordinary shares will be based and determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our ordinary shares after this offering. In the absence of an active trading market for our ordinary shares, investors may not be able to sell their ordinary shares at or above the initial public offering price or at the time that they would like to sell. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or assets by using our shares as consideration.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase ordinary shares in this offering, you will incur immediate and substantial dilution of $        per ordinary share, after giving effect to the sale by us of the ordinary shares offered by us in the offering and assuming an initial public offering price of $        per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and our as further adjusted net tangible book value estimated at December 31, 2020 would have been approximately €        million, representing €        per ordinary share. This represents an immediate increase in as adjusted net tangible book value of €        per ordinary share to existing shareholders and an immediate dilution in as further adjusted net tangible book value of €        per ordinary share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and as further adjusted net tangible book value per ordinary share immediately after the completion of the offering. As a result of the dilution to investors purchasing ordinary shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus titled “Dilution.”

Our operating results and share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our ordinary shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	changes in debt ratings;

•	results of operations that vary from expectations of securities analysts and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal, or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness; and

•	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our ordinary shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our ordinary shares, changes their opinion of our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease and we could lose visibility in the financial markets, which could cause our ordinary shares and trading volume to decline. In addition, we have provided and expect to continue to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of our ordinary shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical factors contained in this prospectus, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•

demand for our products is significantly influenced by general economic conditions and trends in consumer spending on indoor and outdoor living spaces and home exteriors, and adverse trends in, among other things, the health of the economy, consumer confidence, discretionary spending and institutional funding constraints;

•	risks related to competition in our industry and our ability to develop new and improved products;

•	risks related to maintaining (i) our manufacturing capabilities and (ii) our supply chain;

•	dependence on key customers and sales channels and credit and non-payment risks of our key distributors and customers;

•	risks related to the global nature of our business;

•	our ability to attract and retain key personnel;

•	risks related to acquisitions or joint ventures;

•	our dependence on the strength of our brands and the third-party brands that we sell;

•	the increased expenses associated with being a public company;

•	risks related to product liability claims or product recalls;

•	risks related to compliance with environmental, anti-corruption and other regulations;

•	our ability to protect our intellectual property rights;

•	risks related to our substantial indebtedness; and

•	other risks and uncertainties, including those described under “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            million (€            million) (or approximately $            million (€            million) if the underwriters exercise in full their option to purchase additional ordinary shares), based on an assumed initial public offering price of $            per ordinary share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering as follows:

•

the redemption of all of the €            million aggregate principal amount of indebtedness outstanding under our PIK Facility Agreement, dated as of October 29, 2016, among Krona Holding (Luxembourg) II SARL and the other parties named therein, or our PIK Facility Agreement, and to pay related fees and expenses; and

•	for general corporate purposes, including acquisitions and debt repayment.

The loans under the PIK Facility Agreement mature on October 31, 2024 and accrue interest at a rate of (a) 11.5% per annum; or (b) 11.0% per annum, if and to the extent interest is paid in cash.

Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the consummation of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our Board will have broad discretion in applying the net proceeds of this offering and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Each $1.00 (€         ) increase or decrease in the assumed initial public offering price of $          (€         ) per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by $              (€             ), assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ordinary shares we are offering. Each increase or decrease in the number of ordinary shares offered by us would increase or decrease the net proceeds to us from the sale of the ordinary shares we are offering by $              (€             ), assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions. Each increase in the number of ordinary shares offered by us together with a concomitant $1.00 (€         ) increase in the assumed initial public offering price would increase the net proceeds to us from the sale of the ordinary shares we are offering by $             (€             ), after deducting underwriting discounts and commissions. Each decrease in the number of ordinary shares offered by us together with a concomitant $1.00 (€         ) decrease in the assumed initial public offering price would decrease the net proceeds to us from the sale of the ordinary shares we are offering by $             (€             ), after deducting underwriting discounts and commissions. The information on net proceeds payable to us discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ordinary shares offered by us and other terms of the offering determined at pricing.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business.

Our future dividend policy is within the discretion of our Board and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our Board may deem relevant. Please read “Risk Factors—Risks Related to this Offering and Our Ordinary Shares—We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Luxembourg law.” Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” for descriptions of restrictions on our ability to pay dividends.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and our total capitalization as of June 30, 2021:

•	on an actual basis for Krona Holding;

•

on an as adjusted basis for Keter Group SA to give effect to (i) the acquisition by Keter Group SA of all of the assets and operations of Krona Holding by way of contribution by Krona Acquisition SARL of all of its shares in Krona Holding to Keter Group SA, (ii) the sale of ordinary shares by us in the offering, at an assumed initial public offering price of $         (€         ) per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus and (iii) the use of proceeds from this offering as described herein.

You should read this table together with our consolidated financial statements and related notes including in this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	As Adjusted
	(€)
Cash and cash equivalents	116.1

Debt:
PIK Loans	236.7
Senior loan facility agreement	1,087.0
Revolving credit facility	0.3
Asset-backed facilities	31.0
Other short-term loans	65.2
Total debt	1,420.2

Equity:
Ordinary shares, €1 par value; 319,501,352 shares outstanding, actual; no shares outstanding, as adjusted	766.4
Ordinary shares, €0.01 par value; no shares outstanding, actual; shares outstanding, as adjusted	—
Other reserves	19.5
Accumulated other comprehensive income	(2.1)
Accumulated deficit	(1,096.6)

Total equity	(312.8)

Total capitalization	1,107.4

The number of our outstanding ordinary shares after this offering is based on              ordinary shares outstanding as of                 , 2021, and excludes ordinary shares available for future issuance under our equity incentive plan. See “Management—2021 Equity Incentive Plan.”

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the amendment and restatement of our articles of association, which will be in effect on the completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	an assumed initial public offering price of $ per ordinary share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus.

DILUTION

If you invest in our ordinary shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share immediately after the consummation of this offering.

At June 30, 2021, we had a net tangible book value of €             , ($             ), corresponding to a net tangible book value of €         ($        ) per ordinary share. Historical net tangible book value per ordinary share represents the amount of our total tangible assets less our total liabilities, divided by the total number of our ordinary shares outstanding as of such date.

Our pro forma net tangible book value as of June 30, 2021 was €         , ($         ), or €         ($         ) per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, divided by the total number of ordinary shares outstanding as of such date.

After giving further effect to the sale by us of the ordinary shares offered by us in the offering and the use of proceeds as described in “Use of Proceeds,” and assuming an initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2021 would have been approximately €              ($             ), representing €         ($         ) per ordinary share. This represents an immediate increase in as adjusted net tangible book value of €         ($         ) per share to existing shareholders and an immediate dilution in net tangible book value of €         ($         ) per share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and the pro forma as adjusted net tangible book value per ordinary share immediately after the consummation of the offering.

The following table illustrates this dilution:

Assumed initial public offering price per ordinary share	$
Historical net tangible book value per ordinary share as of June 30, 2021
Increase per ordinary share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share at June 30, 2021
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution per ordinary share to new investors	$

If the underwriters exercise their option to purchase additional ordinary shares in full, pro forma the as adjusted net tangible book value per ordinary share after the offering would be €         ($         ) per ordinary share, the increase in the as adjusted net tangible book value per ordinary share would be €         ($         ) per ordinary share and the dilution to new investors purchasing ordinary share in this offering would be €         ($         ) per ordinary share.

Each $1.00 (€             ) increase or decrease in the initial assumed public offering price of $         (€        ) per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by €             ($             ) and the dilution to investors in the offering by €         ($         ) per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. The dilution information discussed above is illustrative only and will adjust based on the actual initial public offering price, the actual number of ordinary shares offered by us and other terms of the offering determined at pricing.

The following table sets forth, pro forma on as adjusted basis, as of June 30, 2021 consideration paid to us in cash for ordinary shares purchased from us by our existing shareholders and by new investors for ordinary shares purchased in the offering, based on an assumed initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary shares			Total consideration			Average price per ordinary share
	Amount	Percentage		Amount	Percentage
Existing shareholders			%	€		%	€
New investors			%			%

Total		100%		€	100%		€

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present the selected consolidated financial and other data for Krona Holding and its subsidiaries. The selected consolidated statement of comprehensive income data and selected consolidated statement of cash flows data for the three years ended December 31, 2020 and the selected statement of financial position data as of December 31, 2020 and 2019 presented below, as applicable, have been derived from Krona Holding’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of comprehensive income data for the three and six months ended June 30, 2021 and 2020, the selected consolidated statement of cash flows data for the six months ended June 30, 2021 and 2020 and the selected consolidated statement of financial position data as of June 30, 2021 have been derived from Krona Holding’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited Consolidated Financial Statements and include all adjustments necessary for a fair presentation of the financial information set forth in those statements. We maintain our books and records in euros, and we prepare our consolidated financial statements under IFRS as issued by the IASB.

Historical results are not necessarily indicative of the results expected for any future period. You should read the selected consolidated financial data below together with our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements and related notes thereto, as well as the sections titled “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information appearing elsewhere in this prospectus.

The historical financial and other data of Keter Group SA have not been presented since it is a newly incorporated entity formed with nominal capital, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

During the six months ended June 30, 2021, Keter commenced preparation for an initial public offering, or IPO. As of June 30, 2021, related costs of approximately €8.7 million have been incurred by Keter Group Holding S.à r.l., and will ultimately be recorded in the financial statements of Keter Group S.A., the registrant. Transaction costs directly related to the issuance of new shares for raising capital will be initially recorded as a deferred charge until recognized directly in equity upon IPO. There is no current obligation or intent of Krona Holding and its subsidiaries to directly or indirectly reimburse such costs incurred by Keter Group Holding S.à r.l., and therefore these costs are not recognized in the financial statements of Krona Holding. All other IPO related costs (i.e. costs that are not directly related to the issuance of new shares) will be recharged to the subsidiaries of Krona Holding, and therefore are recognized by Krona Holding as an expense as incurred. For the three and six months ended June 30, 2021, IPO related costs of €5.2 million and €5.5 million, respectively, have been recognized by Krona Holding.

	Three months ended June 30,		Six months ended June 30,		Fiscal year ended December 31,
	2021	2020	2021	2020	2020	2019	2018
(€ in millions)
Consolidated Statements of Comprehensive Income Data:
Revenue	€444.3	€328.9	€855.0	€657.5	€1,235.70	€1,206.90	€1,119.80
Cost of Sales	294.3	216.1	559.4	435.7	818.2	868.2	834.1

Gross Profit	150.1	112.8	295.6	221.8	417.5	338.7	285.6
Selling and distribution expenses	85.9	67.8	165.4	135.8	272.7	275.8	256.1
Research and development expenses	2.1	1.4	4.2	2.7	5.5	5.8	5.2
General and administrative expenses	36.0	23.8	66.2	47.7	108.0	99.3	102.6
Impairment of goodwill	—	—	—	—	—	—	614.3

	Three months ended June 30,		Six months ended June 30,		Fiscal year ended December 31,
	2021	2020	2021	2020	2020	2019	2018
(€ in millions)
Gain on sale and leaseback transaction	€—	€—	€—	€—	€—	€11.0	€—
Other operating income, expenses, gains and losses, net	0.1	—	0.3	0.2	0.6	0.9	0.2

Operating profit (loss)	26.2	19.8	60.1	35.9	31.9	(30.2)	(692.3)
Finance income	—	—	—	—	0.1	0.1	0
Finance costs	27.6	27.2	54.1	54.4	109.3	107.4	94.5
Other finance gains (losses), net	(2.2)	(2.1)	1.5	(3.4)	(10.8)	(7.1)	0.1

Profit (loss) before tax	(3.6)	(9.4)	7.4	(21.9)	(88.1)	(144.6)	(786.7)
Income tax (expense) benefit	(1.1)	1.9	(5.0)	3.2	11.3	7.2	24.3

Profit (loss) for the period	(4.7)	(7.5)	2.4	(18.8)	(76.8)	(137.4)	(762.3)

	As of June 30,	As of December 31,
	2021	2020	2019
(€ in millions)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	€116.1	€79.7	€34.1
Total assets	1,594.7	1,475.0	1,549.1
Total liabilities	1,907.5	1,805.9	1,812.7
Total equity	(312.8)	(331.0)	(263.5)

	Six months ended June 30,		Fiscal year ended December 31,
	2021	2020	2020	2019	2018
(€ in millions)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	€59.8	€92.3	€144.0	€18.6	€27.1
Investing activities	€(17.1)	€(13.0)	€(43.1)	€(14.9)	€(127.5)
Financing activities	€(7.9)	€(56.2)	€(52.6)	€(26.8)	€105.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections.

Our audited consolidated financial statements are prepared pursuant to IFRS as issued by IASB. Our unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS IAS 34 Interim Financial Reporting, or IAS 34, as issued by IASB. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP.

Overview

For over 70 years, Keter has inspired people to create amazing spaces in and around the home through an innovative, industry-leading portfolio of durable indoor and outdoor lifestyle solutions. Our balanced and diversified portfolio of categories, brands and products, which is unmatched by our competition in terms of design, functionality, quality, breadth or global reach, is defended by an intellectual property portfolio of approximately 1,500 registered patents as of September 5, 2021, and decades of accumulated know-how. Our products are distributed in approximately 100 countries through a network of blue-chip, omnichannel retail partners, with Keter having a superior presence in the e-commerce channel, compared to the broader household products industry. We believe the breadth, depth and quality of our product offering makes us a preferred partner and one-stop shop for customers, who often consider us a category captain, and to whom we provide innovative, sustainable and cost-efficient products. In the year ended December 31, 2020, we generated €1.2 billion in revenue, a loss for the year of €76.8 million and €194.4 million in Adjusted EBITDA. In the six months ended June 30, 2021, we generated €855.0 million in revenue, €2.4 million in profit for the period and €149.3 million in Adjusted EBITDA.

Keter primarily serves large, resilient and growing markets in and around the home. Our TAM is estimated to have generated retail sales of approximately $27.8 billion across North America and Europe in 2020, and is fueled by secular tailwinds, including increased at-home activities, growing home improvement spend and a shift toward suburban living. The most attractive market segment within this large TAM, resin-based solutions, is estimated to have generated retail sales of approximately $9.7 billion in 2020 and is expected to grow at a CAGR of 4.4% between 2020 and 2023, nearly twice the pace of products made of other materials. As the leading player in resin-based products at twice the size of its closest competitor, we believe Keter is best positioned to enjoy accelerated growth in large part due to our compelling value proposition for consumers and innovation pipeline.

Innovation underpins everything Keter does and this capacity for innovation is a core competitive advantage, a fundamental part of Keter’s corporate culture and a key driver of future success. We take a market-led approach to understanding and, at times, anticipating the needs of consumers across our various product categories and geographies to create solutions that are functional, beautifully designed, durable and accessible to a broad consumer base.

Our portfolio is primarily marketed under our range of proprietary brands and under exclusive licenses with widely recognized third-party brands. Our branded offering is tactically supplemented by store-branded product lines, which we undertake in collaboration with select retail partners based on a set of strict criteria related to volume, growth potential and profitability.

We bring our products to market through a diverse and powerful group of retail partners in approximately 100 countries around the world, with a focus on the attractive North America and Europe markets where our products are sold in more than 70% of the top 50 hardlines retailers. We have long-established partnerships with most of Europe and North America’s 50 largest retailers across the key home improvement, mass, club and specialist channels, including The Home Depot, Lowe’s, Costco, Walmart, Target, B&Q, Leroy Merlin, Castorama, IKEA, Action and many others. We also have a fast-growing digital presence, including through e-commerce pure players such as Amazon and Wayfair, and through the e-commerce websites of many of our retail partners pursuing omnichannel strategies including home delivery and click and collect. Across our entire distribution network, we estimate that approximately 30% of our sales in 2020 were to consumers through an online platform, whether pure-play or omnichannel.

We report our results in two segments, Outdoor and Indoor:

•

Our Outdoor segment is led by our proprietary brand Keter. The segment comprises three main product solutions: outdoor furniture and planters, sheds and buildings and deck boxes and leisure. Our Outdoor segment benefits from consumers’ growing investment in their outdoor spaces and the appeal of our products, which combine highly aesthetic designs with significantly greater durability, lower maintenance and greater value, compared to products manufactured with traditional materials such as wood, rattan or metal.

•

Our Indoor segment is led by our proprietary Curver brand and comprises four main product solutions: home storage and organization, tool storage cabinets and shelving and totes and medical containers. As a leading player across most of our indoor product categories, Keter capitalizes on long-term, favorable trends with a differentiated product portfolio focused on design innovation and quality. These categories benefit from the continued strength of the housing market and increasing spend on home improvement, renovation and restoration activity, and the growing interest in home decoration and organization.

Key Factors Affecting Our Results of Operations

Factors Driving Demand for our Products

Our business is largely impacted by the demands of our customers, which is itself affected by the following items:

•

General economic conditions: Demand for our products is subject to a number of macro-economic factors impacting our customers and consumers. At a high level, demand for our products depends in part on the level of consumer spending and residential improvement, in particular, the amount of spending on indoor and outdoor living spaces. Home improvement is affected by, among other things, consumer confidence and spending habits, demographic trends, unemployment rates, interest rates, tariffs, industrial production levels and other general economic conditions. Changes in these economic conditions can impact the revenue generated from our products sold during any given period.

•

Lifestyle and design trends: Demand for our products is affected by a number of lifestyle and design trends and the extent to which consumers prioritize spending to enhance indoor or outdoor living spaces for their homes. We believe consumer preferences have increased spending on indoor and outdoor living and home exteriors in recent years.

•

Product innovation: Our success depends on our ability to adapt, anticipate and respond to changes in consumer preferences. We focus our efforts on introducing innovative solutions that are functional, beautifully designed, durable and accessible to a broad consumer base in order to differentiate and, especially in the case of our Outdoor segment, influence the progressive shift in consumer preference from traditional materials, such as wood and metal, towards more durable and sustainable materials and as such expand our markets. We believe that new products will enhance our ability to compete at a variety of price points and contribute to margin expansion, and we expect to continue to devote significant resources to developing innovative new products. Additionally, we continue to focus on innovating sustainable products as consumers are increasingly environmentally conscious when making purchasing decisions, with approximately 70% of consumers indicating sustainability is a factor in their decision-making process. The sales generated from our products sold during a given period will depend in part on our ability to successfully introduce new products that generate additional demand.

•

Sales and marketing activities: Our success depends on our ability to expand and enhance the awareness of our brands as well as effectively communicate on the benefits of our products and our latest innovations. Demand for our products also depends on our ability to strengthen partnerships with existing retailers and develop new relationships to increase our market presence and overall visibility. In every market, we leverage our brands, innovation and the unrivaled breadth of our portfolio to strengthen our market positions with our retail partners and drive growth. We believe that our products are particularly well-suited to serve fast-growing omnichannel activities of traditional retailers and pure e-commerce players. In addition, an increasingly large share of offline sales start with a purchase decision made by consumers online, allowing us to engage with consumers directly and build brand visibility and equity. We have a well-defined omnichannel strategy underpinned by online marketing, product innovation and a tactical approach to engage consumers directly in order to control brand experience and to collect consumer insights.

•

Pricing strategy: While our products are accessible to a broad consumer base, we aim to price our products with confidence and at a premium relative to competing solutions based on the value proposition they provide, including degree of innovation, design, quality, performance and brand recognition. Our prices are determined taking into consideration market dynamics, and such factors described above, as well as recent or anticipated changes in input costs. Frequency of pricing amendment is ultimately guided by any changes in the above parameters.

Product Mix

We offer a wide variety of products across numerous product lines within our Indoor and Outdoor segments. These products might generate different profit margins as they are sold at different prices, are composed of different materials and involve varying levels of manufacturing and logistics complexity. For example, Direct Contribution margin of our Outdoor segment slightly exceeds the Direct Contribution margin of our Indoor Segment. In addition to the impacts attributable to product mix as between Outdoor and Indoor segments, our results of operations are impacted by the relative margins associated with individual products. In particular, products recently introduced in the marketplace are typically generating higher margins. Similarly, proactive portfolio management and rationalization may impact favorably our overall profitability as we continue to focus on profitable growth and discontinue lower profitability products.

Cost of Materials

The cost of materials represents the majority of our cost of sales. The primary raw materials used in our products are various petrochemical resins, primarily polypropylene, both in virgin and recycled forms, as well as various additives, including modifiers and pigments. We also purchase metal components, packaging, and cushions.

The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has notably been affected by regional changes in supply and demand and by the price of crude oil. Most of our resins are purchased under supply contracts that are negotiated annually. Prices are typically linked to an industry benchmark price index and are therefore variable. In addition, we also purchase resin through spot market purchases that are negotiated on a continuous basis in-line with current market prices. We do not hedge our petrochemical resin exposure at this time, but we may choose to enter into such hedges in the future.

We seek to mitigate the impact of resin prices on our business using six main strategies: (i) introducing margin accretive innovative products, (ii) aiming at passing through input cost in an inflationary environment whilst aiming to maintain the pricing of our product portfolio in a deflationary environment, (iii) increasing the use of recycled resins with lower cost than virgin resins, (iv) driving operational leverage and delivering further operational efficiencies, (v) continuously identifying, optimizing and sometimes voluntarily discontinuing less profitable products and (vi) leveraging our regional footprint to broaden our supplier base and optimize pricing through local purchasing.

We have long-standing relationships with our suppliers, having worked with many for over 10 years. We have a well-diversified supplier base that effectively mitigates any concentration risk and have not historically experienced any significant interruptions to supply. Except for metals, which are primarily sourced from Asia, our raw materials are dual-sourced, and suppliers are predominantly located close to our operations, thereby limiting the risk of potential supply chain disruption.

COVID-19

Since the onset of the COVID-19 pandemic, we have been focused on protecting our employees’ health and safety, meeting our customers’ needs as they navigate an uncertain financial and operating environment, working closely with our suppliers to protect our ongoing business operations and rapidly adjusting our short-, medium- and long-term operational plans to proactively and effectively respond to the current and potential future public health crises. The COVID-19 pandemic has, in the past, had an effect on our business and results of operations. For example, we experienced significant disruptions to our business during the successive lockdowns affecting our end-markets, notably in March and April 2020. While the COVID-19 pandemic continues to present serious concerns for our business and operations, our employees and their families, our customers and our suppliers, we believe that we have adapted well to the wide ranging changes that the global economy is currently undergoing, and we remain confident that we will continue to maintain business continuity, produce and sell our products safely and in compliance with applicable laws and governmental orders and mandates, maintain our robust and flexible supply chains and be in a strong position to maintain financial flexibility even in the event of a potentially extended economic downturn. This discussion and analysis includes periods prior to the outbreak of the COVID-19 pandemic. The ultimate impact of the COVID-19 pandemic on the global economy and on our business, financial, condition and results of operations will depend in part on future developments, such as the possibility that quarantines, shelter-in-place and other travel and business restrictions may be reinstated in the locations in which we operate. We will continue to monitor the situation closely. As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in “Risk Factors” in this prospectus. See “Risk Factors” and Note 1.3 to our audited consolidated financial statements included elsewhere in this prospectus for a further discussion of the adverse impacts of the COVID-19 pandemic on our business.

Acquisitions

Throughout our history, we have made selected acquisitions, such as our acquisitions of ABM Italia and Stewart Garden in 2017 and Adams Manufacturing in 2018. We expect to continue to strategically pursue acquisitions to enhance our market position, supplement our product and technology portfolios and increase the diversity of our business.

Our acquisition of 100% of the issued share capital of Adams Manufacturing, a Pennsylvania-based manufacturer and distributor of outdoor consumer resin products in the US was completed on September 4, 2018. Adams’ product range is mainly focused on garden furniture, but also includes planters and other decorative products. Adams is a well-established player in the attractive garden furniture market in the US. The acquisition was accounted for as a business combination. Adams contributed €65.2 million to revenue for the year ended December 31, 2019, the first full year of operation under our ownership.

Dispositions

In November 2018, we signed an asset purchase agreement to sell our Hovac product line in Belgium which was focused on manufacturing products for storing food and drink. As part of the transaction, we sold the related customer contracts, samples and brand for consideration of €1.5 million, and recognized a gain on disposal of €1.4 million. The transaction closed in December 2018, although we continued to complete our performance obligations on open customer orders (which were not transferred in the sale to the buyer) in early 2019.

Competitive Environment

We operate in a market influenced by large retailers with negotiating power over their suppliers. We also face competition from existing competitors and new entrants to our markets, although none of our competitors possess product portfolios or operational footprints that rival our reach, scale and breadth of product offering. See “Business—Competition” for more detail on our competitors.

Key Financial Data

We measure our business using the following financial metrics to assess the near-term and long-term performance of our overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.

(€ in millions, except for percentages)	Three months ended June 30,		2021-2020 % Change	Six months ended June 30,		2021- 2020 % Change	Fiscal Years			2020-2019 % Change	2019-2018 % Change
	2021	2020		2021	2020		2020	2019	2018
Revenue	444.3	328.9	35.1%	855.0	657.5	30%	1,235.7	1,206.9	1,119.8	2.4%	7.8%
Profit (Loss) for the period	(4.7)	(7.5)	(37.5)%	2.4	(18.8)	(112.9)%	(76.8)	(137.4)	(762.3)	44.2%	82.0%
Profit (Loss) Margin*	(1.05)%	(2.3)%	(53.8)%	(0.3%)	(2.9)%	(109.9)%	(6.2)%	(11.4)%	(68.1)%	45.6%	83.3%
Adjusted EBITDA**	73.1	56.7	28.9%	149.3	112.1	33.2%	194.4	131.2	93.4	48.2%	40.5%
Adjusted EBITDA margin**	16.5%	17.2%	(4.6)%	17.5%	17.1%	2.4%	15.7%	10.9%	8.3%	44.0%	31.3%

*	Profit (Loss) margin is defined as profit (loss) for the period divided by revenue for the period, expressed as a percentage.

**

Adjusted EBITDA and adjusted EBITDA margin are non-IFRS financial measures. See “Presentation of Financial and Other Information” and “Prospectus Summary—Summary Consolidated Financial Data” for additional information on non-IFRS financial measures and a reconciliation to the most comparable IFRS measures.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe that adjusted EBITDA and adjusted EBITDA margin are indicators of the operating performance of our underlying business. We believe adjusted EBITDA and adjusted EBITDA margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they eliminate certain items that affect period-over-period comparability and provide consistency with past financial performance and additional information about underlying results and trends by excluding certain items that may not be indicative of our business, results of operations or outlook. We believe that utilizing adjusted EBITDA and adjusted EBITDA margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define adjusted EBITDA as loss for the year excluding depreciation and amortization, income tax expense (benefit), finance cost, finance income, other finance (gains) losses, net, impairment charges, plant closure costs, business transformation costs, (gain) loss on disposal of assets, share-based payment expense, and certain other non-routine items that management believes are not indicative of the core performance of our business. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue for the period, expressed as a percentage. See the sections titled “Presentation of Financial and Other Information” for information regarding our use of adjusted EBITDA and adjusted EBITDA margin, and “Prospectus Summary—Summary Consolidated Financial Data” for a reconciliation of loss for the year to adjusted EBITDA.

Results of Operations

The following tables summarize certain financial information relating to our operating results that have been derived from our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018, and from our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and 2020.

Three and Six Months Ended June 30, 2021, Compared with Three and Six Months Ended June 30, 2020

(€ in millions)	Three months ended June 30,		Three months ended June 30, 2021-2020 variance		Six months ended June 30,		Six months ended June 30, 2021-2020 variance
	2021	2020	€ Variance	% Variance	2021	2020	€ Variance	% Variance
Revenue	444.3	328.9	115.5	35%	855.0	657.5	197.5	30%
Cost of Sales	(294.3)	(216.1)	(78.2)	36%	(559.4)	(435.7)	(123.7)	28%
Gross Profit	150.1	112.8	37.3	33%	295.6	221.8	73.8	33%
Selling and distribution expenses	(85.9)	(67.8)	(18.1)	27%	(165.4)	(135.8)	(29.7)	22%
Research and development expenses	(2.1)	(1.4)	(0.7)	51%	(4.2)	(2.7)	(1.5)	56%
General and administrative expenses	(36.0)	(23.8)	(12.2)	51%	(66.2)	(47.7)	(18.6)	39%
Other operating income, expenses, gains and losses	0.1	—	0.1	(336)%	0.3	0.2	0.1	51%
Operating profit (loss)	26.2	19.8	6.4	32%	60.1	35.9	24.2	67%
Finance costs	(27.6)	(27.2)	(0.4)	2%	(54.1)	(54.4)	0.3	(1)%
Other finance gains (losses), net	(2.2)	(2.1)	(0.1)	5%	1.5	(3.4)	4.9	(143)%
Profit (Loss) before tax	(3.6)	(9.4)	5.8	(62)%	7.4	(21.9)	29.4	(134)%
Income tax (expense) benefit	(1.1)	1.9	(3.0)	(157)%	(5.0)	3.2	(8.2)	(258.8)%
Profit (Loss) for the period	(4.7)	(7.5)	2.8	(37.5)%	2.4	(18.8)	21.2	(112.9)%
Adjusted EBITDA	73.1	56.7	16.4	28.9%	149.3	112.1	37.2	33.2%

Revenue

Revenue for the three months ended June 30, 2021 increased by €115.5 million, or 35%, to €444.3 million, from €328.9 million for the three months ended June 30, 2020. The increase was solely attributable to organic sales growth. This revenue growth is attributed to the strong performance of both the Indoor and Outdoor segments across all regions, in particular in Europe and Northern America.

Revenue for the six months ended June 30, 2021 increased by €197.5 million, or 30%, to €855.0 million, from €657.5 million for the six months ended June 30, 2020. The increase was solely attributable to organic sales growth. This revenue growth is attributed to the strong performance of both the Indoor and Outdoor segments across all regions, in particular in Europe and Northern America.

Cost of Sales

Cost of sales for the three months ended June 30, 2021 increased by €78.2 million, or 36%, to €294.3 million from €216.1 million for the three months ended June 30, 2020, primarily due to an increase in variable costs such as raw materials costs and wages, driven by higher sales for the period. As a percentage of revenue, the cost of sales remained broadly stable as it increased from 65.7% in the three months ended June 30, 2020 to 66.2% in the three months ended June 30, 2021 despite inflation on raw material cost as a result of price increases as well as leverage on fixed cost base.

Cost of sales for the six months ended June 30, 2021 increased by €123.7 million, or 28%, to €559.4 million from €435.7 million for the six months ended June 30, 2020, primarily due to an increase in variable costs such as raw materials costs and wages, driven by higher sales for the period. As a percentage of revenue, the cost of sales showed improvement as it decreased from 66.3% in the six months ended June 30, 2020 to 65.4% in the six months ended June 30, 2021, despite inflation on raw material cost as a result of price increases as well as leverage on fixed cost base.

Selling and distribution expenses

Selling and distribution expenses increased by €18.1 million, or 27%, to €85.9 million, for the three months ended June 30, 2021 from €67.8 million for the three months ended June 30, 2020, essentially driven by the increase in sales for the period. As a percentage of revenue, selling and distribution expenses showed a decrease to 19.3% of revenue for the three months ended June 30, 2021, from 20.6% of revenue for the three months ended June 30, 2020, primarily through operating leverage on warehousing costs between the two periods.

Selling and distribution expenses increased by €29.7 million, or 22%, to €165.4 million, for the six months ended June 30, 2021 from €135.8 million for the six months ended June 30, 2020, essentially driven by the increase in sales for the period. As a percentage of revenue, selling and distribution expenses showed a decrease to 19.4% of revenue for the six months ended June 30, 2021, from 20.6% of revenue for the six months ended June 30, 2020, primarily through operating leverage on warehousing costs between the two periods.

Research and development expenses

Research and development expenses increased by €0.7 million, or 51%, to €2.1 million, for the three months ended June 30, 2021 from €1.4 million for the three months ended June 30, 2020, primarily due to an increase in employee benefits and related expenses, and an increase in product development costs.

Research and development expenses increased by €1.5 million, or 56%, to €4.2 million, for the six months ended June 30, 2021 from €2.7 million for the six months ended June 30, 2020, primarily related to employee benefits and related expenses, and an increase in product development costs.

General and administrative expenses

General and administrative expenses increased by €12.2 million, or 51%, to €36.0 million, for the three months ended June 30, 2021 from €23.8 million for the three months ended June 30, 2020. The increase was primarily attributable to an increase in employee related expenses largely impacted by a share based payment grant in November 2020 as well as a change in the estimate of the timing of vesting which resulted in an acceleration of expense in 2021, combined with an increase in IPO related costs that are not directly related to the issuance of new shares and therefore, recognized as an expense as these are incurred of €5.2 million. A share-based payment expense of €6.5 million was recognized for the three months ended June 30, 2021 compared to €0.1 million for the three months ended June 30, 2020. IPO related costs of €5.2 million were recognized for the three months ended June 30, 2021 compared to nil for the three months ended June 30, 2020.

General and administrative expenses increased by €18.6 million, or 39%, to €66.2 million, for the six months ended June 30, 2021 from €47.7 million for the six months ended June 30, 2020. The increase was primarily attributable to an increase in employee related expenses largely impacted by a share based payment grant in November 2020 as well as a change in the estimate of the timing of vesting which resulted in an acceleration of expense in 2021, combined with an increase in IPO related costs that are not directly related to the issuance of new shares and therefore, recognized as an expense as these are incurred of €5.5 million. A share-based payment expense of €12.9 million was recognized for the six months ended June 30, 2021 compared to €0.2 million for the six months ended June 30, 2020. IPO related costs of €5.5 million were recognized for the six months ended June 30, 2021 compared to nil for the six months ended June 30, 2020.

Other operating income, expenses, gains and losses

Other operating income, expenses, gains and losses increased by €0.1 million, to €0.1 million from €36.0 thousand for the three month periods ended June 30, 2021 and 2020, respectively.

Other operating income, expenses, gains and losses increased by €0.1 million, to €0.3 million from €0.2 million for the six month periods ended June 30, 2021 and 2020, respectively.

Finance income

Finance income was immaterial for the three months ended June 30, 2021 and 2020.

Finance income was immaterial for the six months ended June 30, 2021 and 2020.

Finance cost

Finance cost increased by €0.4 million or 2%, to €27.6 million for the three months ended June 30, 2021 from €27.2 million for the three months ended June 30, 2020, primarily driven by an increase in interest accrued on the PIK loans, the senior loan facility agreement and the asset-backed facility and an increase in other finance costs, partially offset by a decrease in interest on the revolving credit facility due to lower usage.

Finance cost decreased by €0.3 million or 1%, to €54.1 million for the six months ended June 30, 2021 from €54.4 million for the six months ended June 30, 2020, primarily driven by lower usage of the revolving credit facility and a decrease in interest on lease liabilities, partially offset by an increase in interest accrued on the PIK loans, the senior loan facility agreement and the asset-backed facility and an increase in other finance costs.

Other finance gains (losses), net

Other finance gains (losses), net increased by a loss of €0.1 million, to a net loss of €2.2 million for the three months ended June 30, 2021 from a net loss of €2.1 million for the three months ended June 30, 2020. This increase was largely driven by an increase in net loss of €1.7 million from fair value changes on derivatives, offset by a net gain of €1.6 million from exchange rate differences, primarily due to the revaluation of the PIK loans denominated in US (resulting in a loss of €2.4 million) and of intercompany loans (resulting in a net gain of €4.2 million).

Other finance gains (losses), net changed by a net gain of €4.9 million, to a net gain of €1.5 million for the six months ended June 30, 2021 from a net loss of €3.4 million for the six months ended June 30, 2020. This increase was largely driven by a net gain of €6.6 million from exchange rate differences, primarily due to the revaluation of intercompany loans (resulting in a net gain of €12.2 million) and of the PIK loans denominated in US (resulting in a loss of €6.8 million), offset by an increase in net loss of €1.7 million from fair value changes on derivatives.

Income Tax Expense/Benefit

Income tax expense increased by €3 million to an expense of €1.1 million for the three months ended June 30, 2021 from a benefit of €1.9 million for the three months ended June 30, 2020, driven by our generation of taxable income during the second quarter of 2021.

Income tax expense increased by €8.2 million to an expense of €5 million for the six months ended June 30, 2021 compared to a tax benefit of €3.2 million for the six months ended June 30, 2020, driven by our generation of taxable income during the first half of 2021.

Profit (Loss) for the period

Loss for the period decreased by €2.8 million to a loss of €4.7 million for the three months ended June 30, 2021 compared to a loss of €7.5 million for the three months ended June 30, 2020, as a result of the various changes described above.

Profit for the period increased by €21.2 million to a profit of €2.4 million for the six months ended June 30, 2021 compared to a loss of €18.8 million for the six months ended June 30, 2020, as a result of the various changes described above.

Years Ended December 31, 2020, December 31, 2019 and December 31, 2018

(€ in millions)	Years ended December 31,			2020-2019 variance		2019-2018 variance
	2020	2019	2018	€ Variance	% Variance	€ Variance	% Variance
Revenue	1,235.7	1,206.9	1,119.8	28.7	2.4%	87.2	7.8%
Cost of Sales	818.2	868.2	834.1	(50.1)	(5.8%)	34.1	4.1%
Gross Profit	417.5	338.7	285.6	78.8	23.3%	53.1	18.6%
Selling and distribution expenses	272.7	275.8	256.1	(3.1)	(1.1%)	19.7	7.7%
Research and development expenses	5.5	5.8	5.2	(0.2)	(4.1%)	0.5	9.9%
General and administrative expenses	108.0	99.3	102.6	8.7	8.8%	(3.3)	(3.2%)
Impairment of goodwill	—	—	614.3	—	N/M *	(614.3)	N/M *
Gain on sale and leaseback transaction	—	11.0	—	(11.0)	N/M *	11.0	N/M *
Other operating income, expenses, gains and losses	0.6	0.9	0.2	(0.3)	(37.6%)	0.7	275.2%
Operating profit (loss)	31.9	(30.2)	(692.3)	62.1	(205.8%)	662.0	(95.6%)
Finance income	0.1	0.1	0.0	0.0	18.3%	0.0	66.7%
Finance costs	109.3	107.4	94.5	1.9	1.7%	12.9	13.7%
Other finance gains (losses), net	(10.8)	(7.1)	0.1	3.7	52.2%	(7.2)	N/M *
Profit (Loss) before tax	(88.1)	(144.6)	(786.7)	56.6	39.1%	642.0	81.6%
Income tax (expense) benefit	11.3	7.2	24.3	4.1	57.3%	(17.1)	(70.4%)
Profit (Loss) for the period	(76.8)	(137.4)	(762.3)	60.7	44.2%	624.9	82.0%
Adjusted EBITDA	194.4	131.2	93.4	63.2	48.2%	37.8	40.5%

*	N/M indicates the variance as a percentage is not meaningful.

Year Ended December 31, 2020, Compared with Year Ended December 31, 2019

Revenue

Revenue for the year ended December 31, 2020 increased by €28.7 million, or 2.4%, to €1,235.7 million, from €1,206.9 million for the year ended December 31, 2019. The increase was primarily attributable to organic sales growth, partly offset by the rationalization of non-profitable products during the year ended December 31, 2020 as part of a wider efficiency program. Products voluntarily discontinued during the year ended December 31, 2020, which comprised predominantly Indoor products in North America, contributed €12.8 million and €45.4 million to revenue for the years ended December 31, 2020 and 2019, respectively. Excluding these amounts relating to discontinued products, revenue for the year ended December 31, 2020 increased by €61.4 million, or 5.3%, to €1,222.9 million from €1,161.5 million for the year ended December 31, 2019. This revenue growth, excluding the contribution of discontinued products, is attributed to the performance of both the Indoor and Outdoor segments across Europe and North America, and was achieved despite significant disruptions to our business during the successive lockdowns affecting our end-markets, notably in March and April 2020.

Cost of sales

Cost of sales for the year ended December 31, 2020 decreased by €50.1 million, or 5.8%, to €818.2 million from €868.2 million for the year ended December 31, 2019. As a percentage of revenue, the cost of sales decreased from 71.9% in the year ended December 31, 2019 to 66.2% in the year ended December 31, 2020. This reduction was driven by several factors, including and primarily lower raw material costs combined with our pricing discipline and ability to maintain the pricing of our product portfolio as well as improved operational efficiency notably through further consolidation of our manufacturing footprint. This favorable trend was partially offset by an increase in subcontracting costs in the latter half of 2020 due to higher-than-anticipated growth in demand for our products. In addition, cost of sales in the year ended December 31, 2020 benefited from lower impairment of plant, property and equipment as compared to the year ended December 31, 2019.

Selling and distribution expenses

Selling and distribution expenses decreased by €3.1 million, or 1.1%, to €272.7 million, for the year ended December 31, 2020 from €275.8 million for the year ended December 31, 2019. As a percentage of revenue, selling and distribution expenses reduced to 22.1% of revenue, for the year ended December 31, 2020 from 22.8% of revenue, for the year ended December 31, 2019. This decrease was primarily driven by a reduction in warehouse rent costs in Europe as a result of consolidation of our logistics footprint.

Research and development expenses

Research and development expenses decreased by €0.2 million, or 4.1%, to €5.5 million, or 0.4% of revenue, for the year ended December 31, 2020 from €5.8 million, or 0.5% of revenue, for the year ended December 31, 2019.

General and administrative expenses

General and administrative expenses increased by €8.7 million, or 8.8%, to €108.0 million, or 8.7% of revenue, for the year ended December 31, 2020 from €99.3 million, or 8.2% of revenue, for the year ended December 31, 2019. The increase was primarily attributable to an increase in employee related expenses which was primarily driven by an increase in bonuses compared to 2019.

Gain on sale and leaseback transaction

The gain on sale and leaseback of €11.0 million for the year ended December 31, 2019 resulted from an agreement to sell our land and building in Milton, Canada. There were no sale and leaseback transactions during the year ended December 31, 2020.

Other operating income, expenses, gains and losses

Other operating income, expenses, gains and losses decreased by €0.3 million to €0.6 million during the year ended December 31, 2020 from €0.9 million during the year ended December 31, 2019.

Finance income

Finance income has remained flat at €0.1 million between the years ended December 31, 2020 and December 31, 2019.

Finance cost

Finance cost increased by €1.9 million or 1.7%, to €109.3 million for the year ended December 31, 2020 from €107.4 million for the year ended December 31, 2019. Finance costs increased primarily due to compounding of payment-in-kind, or PIK loan interest.

Other finance gains (losses), net

Other finance net losses increased by €3.7 million to €10.8 million for the year ended December 31, 2020 from €7.1 million for the year ended December 31, 2019. This increase was largely driven by the year end revaluation of the PIK loans denominated in the U.S. dollar, and the weakening of the US Dollar against the Euro compared to 2019.

Income tax benefit

Income tax benefit increased by €4.1 million to €11.3 million for the year ended December 31, 2020 compared to €7.2 million for the year ended December 31, 2019. The increase was primarily driven by additional tax benefits relating to change in tax legislation in Italy during the year ended December 31, 2020.

Loss for the year

Loss for the year decreased by €60.7 million to a loss of €76.8 million for the year ended December 31, 2020 compared to a loss of €137.4 million for the year ended December 31, 2019, as a result of the various changes described above.

Year Ended December 31, 2019, Compared with Year Ended December 31, 2018

Revenue

Revenue for the year ended December 31, 2019 increased by €87.2 million, or 7.8%, to €1,206.9 million from €1,119.8 million for the year ended December 31, 2018. The increase was attributable to a combination of organic and inorganic growth. Adams Manufacturing, which was acquired in September 2018, contributed €65.2 million to revenue for the year ended December 31, 2019 while it contributed €8.7 million to revenue for the year ended December 31, 2018. Hovac, disposed of in December 2018, contributed €1.2 million to revenue for the year ended December 31, 2019 while it contributed €9.6 million to revenue for the year ended December 31, 2018. Excluding the amounts relating to Adams Manufacturing and Hovac, revenue for the year ended December 31, 2019 increased by €39.1 million, or 3.5%, to €1,140.5 million from €1,101.5 million for the year ended December 31, 2018. The revenue growth was mainly attributable to the Outdoor segment across all regions and to the Indoor segment in North America.

Cost of sales

Cost of sales for the year ended December 31, 2019 increased by €34.1 million, or 4.1%, to €868.2 million from €834.1 million for the year ended December 31, 2018. This was largely driven by the acquisition of Adams Manufacturing which comprised €49.8 million of our cost of sales for the year ended December 31, 2019 versus only €6.2 million in cost of sales during the year ended December 31, 2018, or €43.6 million of the increase between periods. Excluding the impact of Adam’s Manufacturing, our cost of sales for the year ended December 31, 2019 decreased by €9.5 million to €818.4 million from €827.9 million for the year ended December 31, 2018 primarily as a result of a reduction in subcontracting costs and depreciation and amortization in addition to lower raw material costs while we demonstrated pricing discipline through our ability to maintain the pricing of our product portfolio.

Selling and distribution expenses

Selling and distribution expenses increased by €19.7 million, or 7.7%, to €275.8 million, or 22.8% of revenue, for the year ended December 31, 2019 from €256.1 million, or 22.9% of revenue, for the year ended

December 31, 2018. This increase in selling and distribution expenses was primarily attributable to higher freight costs resulting from increased sales during the year and incorporation of selling and distribution expenses from Adams Manufacturing for the full year in 2019.

Research and development expenses

Research and development expenses increased by €0.5 million, or 9.9%, to €5.8 million, or 0.5% of revenue, for the year ended December 31, 2019 from €5.2 million, or 0.5% of revenue, for the year ended December 31, 2018 due to continued investment in product innovation activities.

General and administrative expenses

General and administrative expenses decreased by €3.3 million, or 3.2%, to €99.3 million, or 8.2% of revenue, for the year ended December 31, 2019 from €102.6 million, or 9.2% of revenue, for the year ended December 31, 2018. The decrease was primarily attributable to reduction in salaries and related costs from €67.7 million in 2018 to €64.9 million in 2019 in relation to our initiative to simplify and redesign our organization, partially offset by an increase in Adams Manufacturing salaries due to full year impact in the year ended December 31, 2019.

Impairment of goodwill

Following our annual goodwill impairment review for the year ended December 31, 2018, a charge of €614.3 million was recorded based on future cash flow projections at that time, a higher pre-tax discount rate and reflective of lower profitability compared to the previous year (see Note 10.3 to our audited consolidated financial statements included elsewhere in this prospectus). There was no goodwill impairment charge for the year ended December 31, 2019.

Gain on sale and leaseback transaction

The gain on sale and leaseback of €11.0 million for the year ended December 31, 2019 resulted from an agreement to sell our land and building in Milton, Canada. There were no sale and leaseback transactions during the year ended December 31, 2018.

Other operating income, expenses, gains and losses

Other operating income, expenses, gains and losses increased by €0.7 million to €0.9 million during the year ended December 31, 2019 from €0.2 million during the year ended December 31, 2018.

Finance income

Finance income increased by €0.02 million or 66.7%, to €0.06 million for the year ended December 31, 2019 from €0.04 million for the year ended December 31, 2018.

Finance cost

Finance cost increased by €12.9 million or 13.7%, to €107.4 million for the year ended December 31, 2019 from €94.5 million for the year ended December 31, 2018. Finance cost increased for the year ended December 31, 2019 primarily due to recognizing a full year of interest charges on the additional €95.0 million Senior Facilities Agreement, or SFA, assumed in September 2018 to finance the purchase of Adams Manufacturing, and compounding of PIK loan interest, and finance costs related to non-reclaimable value-added tax related to loans and borrowings.

Other finance gains (losses), net

For the year ended December 31, 2018, Other finance gains (losses), net resulted in a gain of €0.1 million. For the year ended December 31, 2019, Other finance gains (losses), net resulted in a loss of €7.1 million, representing an increase in the net loss of €7.2 million during the year ended December 31, 2019. This change was largely driven by the impact of foreign currency exchange rates, primarily due to the weakening of the euro, partially mitigated by foreign exchange forward contracts.

Income tax benefit

Income tax benefit decreased by €17.1 million to €7.2 million for the year ended December 31, 2019 compared to €24.3 million for the year ended December 31, 2018. The decrease was primarily driven by a significant reduction in loss before tax from €786.7 million for the year ended December 31, 2018 to €144.6 million for the year ended December 31, 2019. We recognized deferred tax income of €15.0 million on tax loss carryforwards in the year ended December 31, 2018, primarily related to losses incurred in North America.

Loss for the year

Loss for the year decreased by €624.9 million to a loss of €137.4 million for the year ended December 31, 2019 compared to a loss of €762.3 million for the year ended December 31, 2018, as a result of the various factors described above.

Segment Results of Operations

We report our results in two segments: Outdoor and Indoor. The key segment measures used by our chief operating decision maker in deciding how to evaluate performance and allocate resources to each of the segments are Segment Revenue and Segment Direct Contribution. Segment Revenue and Segment Direct Contribution are determined as disclosed in our consolidated financial statements included elsewhere in this prospectus. Depending on certain circumstances, Segment Revenue may be calculated differently, from time to time, from our consolidated group Revenue, for example by excluding revenue relating to disposed businesses or product lines. Segment Direct Contribution, our measure of segment profitability, is defined as gross profit less distribution expenses, measured consistently with the consolidated financial statements, and adjusted for depreciation and amortization, impairment, the impact of applying lease accounting, restructuring costs and other items that are not reflective of the segments’ core underlying performance. See Note 3 to our unaudited interim condensed consolidated financial statements and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for further information about our segments, including a reconciliation of Segment Direct Contribution to our IFRS results.

Outdoor

The following table summarizes certain financial information relating to the Outdoor segment results that have been derived from our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and 2020.

(€ in millions)	Three months ended June 30,		Three months ended June 30, 2021-2020 variance		Six months ended June 30,		Six months ended June 30, 2021-2020 variance
	2021	2020	€ Variance	% Variance	2021	2020	€ Variance	% Variance
Revenue	€245.3	€189.0	€56.3	29.8%	€464.1	€365.0	€99.1	27.1%
Segment Direct Contribution	63.7	44.4	19.3	43.5%	127.3	87.6	39.8	45.4%
Segment Direct Contribution Margin*	26.0%	23.5%	N/A	10.6%	27.4%	24.0%	N/A	14.4%

*	Segment Direct Contribution Margin is defined as Segment Direct Contribution divided by Segment Revenue, expressed as a percentage.

The following table summarizes certain financial information relating to the Outdoor segment results that have been derived from our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

(€ in millions)	Years ended December 31,			2020-2019 variance		2019-2018 variance
	2020	2019	2018	€ Variance	% Variance	€ Variance	% Variance
Revenue	€580.0	€544.4	€464.5	€35.6	6.5%	€79.9	17.2%
Segment Direct Contribution	138.2	106.9	81.4	31.3	29.3%	25.5	31.3%
Segment Direct Contribution Margin*	23.8%	19.6%	17.5%	4.2%	21.4%	2.1%	12.0%

*	Segment Direct Contribution Margin is defined as Segment Direct Contribution divided by Segment Revenue, expressed as a percentage.

Segment Revenue

Revenue of the Outdoor segment for the three months ended June 30, 2021 increased by €56.3 million, or 29.8%, to €245.3 million from €189.0 million for the three months ended June 30, 2020. The increase was solely attributable to organic sales growth across all regions, in particular in North America and Europe.

Revenue of the Outdoor segment for the six months ended June 30, 2021 increased by €99.1 million, or 27.1%, to €464.1 million from €365.0 million for the six months ended June 30, 2020. The increase was solely attributable to organic sales growth across all regions, in particular North America and Europe.

Revenue of the Outdoor segment for the year ended December 31, 2020 increased by €35.6 million, or 6.5%, to €580.0 million from €544.4 million for the year ended December 31, 2019. Products voluntarily discontinued during the year ended December 31, 2020, contributed €1.7 million and €6.4 million to revenue for the years ended December 31, 2020 and 2019, respectively. Excluding these amounts relating to discontinued products, revenue for the year ended December 31, 2020 increased by €40.3 million, or 7.5%, to €578.3 million from €537.9 million for the year ended December 31, 2019. The increase was primarily attributable to commercial momentum in Europe despite significant disruptions to our business during the successive lockdowns affecting our end-markets, notably in March and April 2020.

Revenue of the Outdoor segment for the year ended December 31, 2019 increased by €79.9 million, or 17.2%, to €544.4 million from €464.5 million for the year ended December 31, 2018. The increase was attributable to a combination of organic and inorganic growth. Adams Manufacturing, which was acquired in September 2018, contributed €65.2 million to revenue for the year ended December 31, 2019 while it contributed €8.7 million to revenue for the year ended December 31, 2018. Excluding amounts relating to Adams Manufacturing, revenue for the year ended December 31, 2019 increased organically by €23.4 million, or 5.1%, to €479.2 million from €455.8 million for the year ended December 31, 2018. The organic revenue growth was notably attributable to strong commercial momentum across all regions.

Segment Direct Contribution

Segment Direct Contribution of the Outdoor segment for the three months ended June 30, 2021 increased by €19.3 million, or 43.5%, to €63.7 million from €44.4 million for the three months ended June 30, 2020. The increase was primarily attributable to an increase in segment revenue driven by an increase in demand for our products combined with price increases passed through to our customers as well as operating leverage on our fixed cost base. The above increases more than offset the impact of inflation in raw material prices.

Segment Direct Contribution of the Outdoor segment for the six months ended June 30, 2021 increased by €39.8 million, or 45.4%, to €127.3 million from €87.6 million for the six months ended June 30, 2020. The increase was primarily attributable to an increase in segment revenue as well as operating leverage on our fixed cost base.

Segment Direct Contribution of the Outdoor segment for the year ended December 31, 2020 increased by €31.3 million, or 29.3%, to €138.2 million from €106.9 million for the year ended December 31, 2019. The increase was primarily attributable to an increase in segment revenue, lower raw material costs combined with our pricing discipline and ability to maintain the pricing of our product portfolio as well as improved logistics efficiency.

Segment Direct Contribution of the Outdoor segment for the year ended December 31, 2019 increased by €25.5 million, or 31.3%, to €106.9 million from €81.4 million for the year ended December 31, 2018. The increase was primarily attributable to a significant increase in revenue on both an organic and inorganic basis (including the impact of the Adam’s Manufacturing acquisition). Adams Manufacturing contributed €9.2 million to the segment direct contribution. Excluding the impact of Adams Manufacturing, the segment direct contribution increased by €16.3 million and was attributable to an increase in segment revenue combined with a reduction in costs of sales as a percentage of revenue and partially offset by an increase in freight costs.

Indoor

The following table summarizes certain financial information relating to the Indoor segment results that have been derived from our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and 2020.

(€ in millions)	Three months ended June 30,					Three months ended June 30, 2021-2020 variance	Six months ended June 30,	Six months ended June 30, 2021-2020 variance
	2021	2020	€ Variance	% Variance	2021	2020	€ Variance	% Variance
Revenue	€199.1	€139.9	€59.2	42.3%	€390.9	€292.4	€98.5	33.7%
Segment Direct Contribution	34.8	28.9	5.9	20.4%	70.3	59.2	11.1	18.7%
Segment Direct Contribution Margin*	17.5%	20.7%	N/A	(15.4%)	18.0%	20.2%	N/A	(11.2%)

*	Segment Direct Contribution Margin is defined as Segment Direct Contribution divided by Segment Revenue, expressed as a percentage.

The following table summarizes certain financial information relating to the Indoor segment results that have been derived from our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

(€ in millions)	Years ended December 31,			2020-2019 variance		2019-2018 variance
	2020	2019	2018	€ Variance	% Variance	€ Variance	% Variance
Revenue	€655.7	€661.3	€645.6	€5.6	0.9%	€15.7	2.4%
Segment Direct Contribution	137.4	96.2	87.8	41.2	42.8%	8.4	9.6%
Segment Direct Contribution Margin*	20.9%	14.5%	13.6%	6.4%	44.0%	1.0%	7.0%

*	Segment Direct Contribution Margin is defined as Segment Direct Contribution divided by Segment Revenue.

Segment Revenue

Revenue of the Indoor segment for the three months ended June 30, 2021 increased by €59.2 million, or 42.3%, to €199.1 million from €139.9 million for the three months ended June 30, 2020. The increase was solely attributable to organic sales growth from all regions, in particular North America and Europe.

Revenue of the Indoor segment for the six months ended June 30, 2021 increased by €98.5 million, or 33.7%, to €390.9 million from €292.4 million for the six months ended June 30, 2020. The increase was solely attributable to organic sales growth from all regions, in particular North America and Europe.

Revenue of the Indoor segment for the year ended December 31, 2020 decreased by €5.6 million, or 0.9%, to €655.7 million from €661.3 million for the year ended December 31, 2019. Products voluntarily discontinued during the year ended December 31, 2020, contributed €11.1 million and €39.0 million to revenue for the years ended December 31, 2020 and 2019, respectively. Excluding these amounts relating to discontinued products, revenue for the year ended December 31, 2020 increased by €22.3 million, or 3.6%, to €644.6 million from €622.3 million for the year ended December 31, 2019. The increase in revenue was attributable to the positive performance across all regions despite significant disruptions to our business during the successive lockdowns affecting our end-markets, notably in March and April 2020.

Revenue of the Indoor segment for the year ended December 31, 2019 increased by €15.7 million, or 2.4%, to €661.3 million from €645.6 million for the year ended December 31, 2018. This revenue growth was notably attributable to North America as a result of strong commercial momentum.

Segment Direct Contribution

Direct Contribution of the Indoor segment for the three months ended June 30, 2021 increased by €5.9 million, or 20.4%, to €34.8 million from €28.9 million for the three months ended June 30, 2020. The increase was primarily attributable to an increase in segment revenue driven by an increase in demand for our products combined with price increases passed through to our customers, as well as operating leverage on our fixed cost base. Such increases are partially offset by the impact of inflation in raw material prices.

Direct Contribution of the Indoor segment for the six months ended June 30, 2021 increased by €11.1 million, or 18.7%, to €70.3 million from €59.2 million for the six months ended June 30, 2020. The increase was primarily attributable to an increase in segment revenue.

Direct Contribution of the Indoor segment for the year ended December 31, 2020 increased by €41.2 million, or 42.8%, to €137.4 million from €96.2 million for the year ended December 31, 2019. The increase was primarily attributable to lower raw material costs combined with our pricing discipline and ability to maintain the pricing of our product portfolio as well as the consolidation of our manufacturing footprint in North America.

Direct Contribution of the Indoor segment for the year ended December 31, 2019 increased by €8.4 million, or 9.6%, to €96.2 million from €87.8 million for the year ended December 31, 2018. The increase was primarily attributable to an increase in segment revenue, reduction in costs of sales as a percentage of revenue while we maintained the pricing of the products of our portfolio and partially offset by an increase in freight costs.

Liquidity and Capital Resources

Overview

Prior to this offering, our principal sources of liquidity to finance our operating and investing activities have been our borrowings under our credit facilities and cash flows generated by operations.

Our cash requirements within the next 12 months are to fund working capital, capital expenditures and interest payments on our indebtedness. We believe that our current cash and cash equivalents, the proceeds from this offering, borrowings under our Revolving Credit Facility and our anticipated net cash flows from operating activities will be sufficient to meet these anticipated obligations for at least the 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Additionally, we regularly evaluate opportunities to enhance our financial flexibility through a variety of methods. Following this offering, we may decide to enhance our liquidity or increase our cash reserve for future operations and investments through additional debt or equity financings. The issuance and sale of additional equity would result in further dilution to our shareholders. In addition to increasing our outstanding indebtedness, the additional debt financing could require us to comply with covenants that would further restrict our operations. There can be no assurance that such debt or equity financing will be available in amounts or on terms acceptable to us, if at all.

As of June 30, 2021, our cash and cash equivalents were €116.1 million. As of December 31, 2020, our cash and cash equivalents were €79.7 million.

As of June 30, 2021, we had outstanding borrowings (consisting of bank borrowings and loans from related parties) of €1,420.2 million, and €129.7 million available for additional borrowings under our Revolving Credit Facility and our Asset-backed Facility. As of December 31, 2020, we had outstanding borrowings of €1,390.5 million and €124.2 million available for additional borrowings under our Revolving Credit Facility and our Asset-backed Facility. We intend to use the net proceeds of this offering to repay indebtedness under our PIK facility and a portion of the senior loans.

Cash Flows

The following table shows our net cash flows from operating activities, investing activities and financing activities for the stated periods:

(€ in millions)	Six months ended June 30,		Years ended December 31,
	2021	2020	2020	2019	2018
Net cash flow from operating activities	59.8	92.3	144.0	18.6	27.1
Net cash flow from investing activities	(17.1)	(13.0)	(43.1)	(14.9)	(127.5)
Net cash flow from financing activities	(7.9)	(56.2)	(52.6)	(26.8)	105.4
Cash and cash equivalents at the end of the period	116.1	56.4	79.7	34.1	56.7

Six months ended June 30, 2021, compared with six months ended June 30, 2020

Net Cash Flow from Operating Activities

Net cash flow from operating activities was a cash inflow of €59.8 million and €92.3 million for the six months ended June 30, 2021 and 2020, respectively. The net cash flow decreased by €32.5 million primarily as a result of a €20.2 million decrease in cash generated from operations for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, which comprised a €48.9 million decrease in the change in operating assets and liabilities (i.e. working capital) and a €21.2 million increase in profit (loss) for the period. The change in operating assets and liabilities for the six months ended June 30, 2021 included an increase in trade and other receivables of €64.7 million and an increase in inventories of €37.3 million, which were partially offset by an increase in trade and other payables of €62.8 million. These changes were driven by high demand for Keter products during the first half of 2021. The net cash inflow position for the six months ended June 30, 2021 was also impacted by a €14.0 million decrease in net income taxes received (paid) during the period, owing primarily to tax refunds received in Israel during the six months ended June 30, 2020.

Net Cash Flow from Investing Activities

Net cash outflow from investing activities was €17.1 million and €13.0 million for the six months ended June 30, 2021 and 2020, respectively. The €4.1 million increase in cash outflow in 2021 compared to 2020 was primarily attributable to an increase of €7.4 million in cash outflow for purchases of property, plant and equipment, partially offset by €3.9 million of changes in bank deposit accounts.

Net Cash Flow from Financing Activities

Net cash flow from financing activities was a cash outflow of €7.9 million for the six months ended June 30, 2021 compared to a cash outflow of €56.4 million for the six months ended June 30, 2020. This €48.3 million change in net cash flow from financing activities in the six months ended June 30, 2021 was primarily attributable to the €45.6 million repayment of short-term bank borrowing that occurred during the six months ended June 30, 2020.

Year Ended December 31, 2020, Compared with Year Ended December 31, 2019

Net Cash Flow from Operating Activities

Net cash inflow from operating activities was €144.0 million and €18.6 million for the years ended December 31, 2020 and 2019, respectively. The net cash flow position improved primarily as a result of a €105.2 million increase in cash generated from operations for the year ended December 31, 2020 due to a combination of a €60.7 million reduction in net loss and a €26.6 million increase in the change in operating assets and liabilities (i.e. working capital). The change in operating assets and liabilities for the year ended December 31, 2020 comprised an increase in trade and other payables of €43.0 million and a decrease in inventories of €21.7 million, which was partially offset by an increase in trade and other receivables of €48.0 million. These changes were driven by higher demand overall during 2020 as well as more focus on proactively managing payment timing against payment terms. This was combined with increased management focus to optimize inventory levels amidst increased demand. The net cash flow position for the year ended December 31, 2020 also improved as a result of a €19.8 million decrease in net income taxes paid, in part due to a tax benefit from a change in tax legislation in Italy.

Net Cash Flow from Investing Activities

Net cash outflow from investing activities was €43.1 million and €14.9 million for the years ended December 31, 2020 and 2019, respectively. Cash outflows from purchases of property, plant and equipment were relatively similar between the two periods. The €28.2 million increase in cash outflow in 2020 compared to 2019 was primarily attributable to the sale-leaseback transaction of our land and building in Milton, Canada, which generated proceeds of €28.6 million during the year ended December 31, 2019.

Net Cash Flow from Financing Activities

Net cash outflow from financing activities was €52.6 million and €26.8 million for the years ended December 31, 2020 and 2019, respectively. The increase in cash outflow in the year ended December 31, 2020 was primarily driven by repayment of short-term borrowings of €28.4 million compared to €7.2 million in 2019, and repayment of lease liabilities of €24.0 million compared to €19.6 million in 2019.

Year Ended December 31, 2019, Compared with Year Ended December 31, 2018

Net Cash Flow from Operating Activities

Net cash inflow from operating activities was €18.6 million and €27.1 million for the years ended December 31, 2019 and 2018, respectively. The net cash flow position decreased by €8.5 million primarily as a result of a €1.8 million decrease in cash generated from operations and a €7.7 million increase in interest paid, partially offset by a €1.0 million decrease in income taxes paid.

Net Cash Flow from Investing Activities

Net cash outflow from investing activities was €14.9 million and €127.5 million for the years ended December 31, 2019 and 2018, respectively. This €112.6 million decrease was primarily driven by a decrease in capital expenditure of €29.2 million (€45.8 million in the year ended December 31, 2019 versus €75.0 million in the year ended December 31, 2018), proceeds from the sale of the Milton property of €28.6 million in 2019, and acquisition-related cash outflows in 2018 of €25.0 million relating to further contingent consideration paid for the 2016 acquisition of the Company, and a €33.1 million cash outflow related to the acquisition of Adams Manufacturing.

Net Cash Flow from Financing Activities

Net cash flow from financing activities was an outflow of €26.8 million and an inflow of €105.4 million for the years ended December 31, 2019 and 2018, respectively. This change in 2019 was primarily attributable to the absence of cash inflows received during the year ended December 31, 2018 relating to our senior loan facility (€85.4 million) and related party loan from our parent company (€28.3 million), as well as an increase in the repayment of lease liabilities of €6.1 million (€19.6 million for the year ended December 31, 2019, increased from €13.5 million for the year ended December 31, 2018).

Indebtedness

Senior Facilities Agreement

We have an SFA which provides for term loans in an aggregate principal amount of €1,105 million. The loan facility bears quarterly interest at EURIBOR plus a margin based on our senior net leverage ratio, with a EURIBOR floor of 1%. The interest rate on the SFA as of June 30, 2021, December 31, 2020 and December 31, 2019 was 5.25%. The loan principal is repayable upon maturity on October 31, 2023. The total loan outstanding at June 30, 2021 was €1,087 million compared to €1,081.6 million as of December 31, 2020 and €1,071.8 million as of December 31, 2019. The loan facility is subject to compliance with financial covenants, which requires that the senior net leverage ratio does not exceed 6.90 should the cash drawings under the revolving facility and any ancillary facility established thereunder exceeds 35% of the total revolving facility commitments. We were in compliance with the covenants in the SFA as at June 30, 2021.

Revolving Credit Facility

We have a €110 million revolving credit facility, or RCF and, together with the SFA, the Senior Secured Credit Facilities. The RCF bears interest of EURIBOR plus 4.25% with a EURIBOR floor of 0%(4.25% as of June 30, 2021 and December 31, 2020 and 2019), and the unutilized amount bears interest of 1.4875%. As of June 30, 2021, the amount available under the facility was €110 million. The amount drawn on this facility as of June 30, 2021 and December 31, 2020 was €nil and €40.0 million at December 31, 2019. In February 2021, we extended the expiration date of €100 million of this facility from October 31, 2022 to July 31, 2023.

Asset-backed Facility

We have a €31.0 million asset-backed facility, or ABF, secured by pledges on trade receivables and inventories of certain of our subsidiaries. The ABF bears interest of EURIBOR plus 2.25% with a EURIBOR floor of 0%. Unutilized amounts bear interest of 0.5%. The interest rate on the ABF was 2.25% at June 30, 2021, December 31, 2020 and December 31, 2019. In February 2021, we extended the expiration date of this facility from September 30, 2021 to September 30, 2022. The amount drawn on this facility as at June 30, 2021 was €31.0 million, as compared to €27.2 million at December 31, 2020 and €18.4 million at December 31, 2019.

PIK Loans

We entered a PIK facility agreement in relation to the acquisition of Keter Group on October 31, 2016. PIK loans received under the facility are repayable in full on October 31, 2024 and bear an annual interest rate, payable every six months, of 11% when the interest is paid in cash at our option, or of 11.5% when the interest is accrued, and added to the outstanding principal. We have not made cash interest payments on the PIK loan since 2016. The total loan outstanding as of June 30, 2021 was €236.7 million, as compared to €216.3 million as of December 31, 2020 and €209.1 million as of December 31, 2019. We intend to repay the PIK loans in full with the net proceeds of this offering.

Other short-term loans

We have a short-term loan from Bank Leumi in Israel which bears interest at a rate of 1.40% and is renewed every three months at its scheduled maturity. This loan matures on October 21, 2021. The total loan amount as of June 30, 2021 was €65.2 million, as compared to €65.1 million as at December 31, 2020, and €60.1 million as of December 31, 2019.

Certain Covenants

The Senior Secured Credit Facilities include certain covenants that, subject to certain limited exceptions, limit our ability to, among other things:

•	sell, lease, convey, transfer, assign, license or otherwise of or deal with all or any material part of our property, assets or undertaking;

•	sell, assign transfer or otherwise dispose of any assets that are subjects to liens under the Loan Agreement, any of our material assets or any share therein;

•	incur or allow to remain outstanding any indebtedness;

•	create or permit to subsist any liens; and

•	declare and/or make or agree to make any distribution by way of dividend or otherwise unless certain conditions, as provided in the Senior Secured Credit Facilities, as applicable, are met.

Off-Balance Sheet Arrangements

Aside from our debt guarantees, we have no other material non-cancellable guarantees or commitments, and no material special purpose entities or other off-balance sheet obligations.

Contractual Obligations

The following table summarizes our contractual cash obligations as of December 31, 2020:

(€ in millions)	Total	Less than 1 year	1 to 5 years	More than 5 years
Loans and borrowings from banks	€1,372.8	€151.5	€1,221.2	€—
Lease liabilities	116.0	24.2	68.4	23.4
Loans from related parties	339.8	—	339.8	—
Trade and other payables	191.5	188.8	2.7	—

Total contractual obligations	2,020.0	364.5	1,632.1	23.4

Between December 31, 2020 and June 30, 2021, contractual obligations on loans from related parties increased by €10.6 million and contractual obligations on trade and other payables increased by €62.6 million. There was no other significant change in our contractual obligations between December 31, 2020 and June 30, 2021 except that, as of June 30, 2021, we entered into contractual obligations to purchase property, plant and equipment of more than €30 million.

This table does not include information on our recurring purchases of materials for use in production, as our raw materials purchase contracts do not require fixed or minimum quantities.

Capital Expenditures

We define capital expenditures as cash and non-cash expenditures on property, plant and equipment and intangible assets. We made capital expenditures of €27.6 million and €13.6 million for the six-month periods ended June 30, 2021 and 2020, respectively. We made capital expenditures of €47.5 million, €45.8 million and €75.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. In these periods, our capital expenditures were primarily used to acquire new machines and molds for purchase of plants and machinery to support our innovation strategy, to increase production in order to meet increased demand and improve our overall operational efficiency. Our capital expenditures for the next year will be focused on increasing capacity and continuing to improve efficiency and quality. Such capital expenditures are expected to be financed through cash generation from operating performance, our Revolving Credit Facility and our Asset backed Facility. To the extent the proceeds of this offering and cash from our business activities are insufficient to fund future capital requirements, including potential future acquisitions, we may need to seek equity or debt financing in the future. We will continue to make capital expenditures to support the expected growth of our business.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including interest rate risk, foreign currency risk and commodity risk), credit risk and liquidity risk. Our management manages each risk as discussed below. See Note 21 to our audited consolidated financial statements included elsewhere in this prospectus for a further discussion of these risks.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our debt obligations with floating interest rates. We have historically managed our interest rate risk using interest rate swaps. However, in the current negative interest rate environment, we have not entered into any interest rate derivatives. We will revisit this strategy if there is a change in the market. The senior loan facility bears interest of EURIBOR plus a margin with a EURIBOR floor of 1%, therefore a reasonably possible change in the EURIBOR will not have an impact on our results. This is only sensitive to EURIBOR increases on the revolving credit facility and the asset-backed facility because the interest rates are not reduced when the EURIBOR is negative.

Foreign Currency Risk

We are exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings (primarily intercompany debt and to the U.S. dollar denominated PIK loans) are denominated and the respective functional currencies of our subsidiary companies. We use foreign exchange forward contracts and option deals to manage some of our non-euro denominated profit or loss and cash flow exposures. Our profit before tax is most sensitive to changes in the U.S. dollar, Israeli new shekel and British pounds sterling exchange rates, with all other variables held constant. The impact on our results is due to changes in carrying amounts of monetary financial assets and liabilities. Our exposure to foreign currency changes for all other currencies is not material. See Note 21 to our audited consolidated financial statements for further details.

Commodity Risk

Our performance is subject to the risk of volatility in commodity prices, more specifically polypropylene prices. We manage this risk by entering into longer term contracts and fixing the contract price, however currently there is no market to enter into financial hedges to reduce this risk. We review the market on an ongoing basis to identify opportunities to enter into tailored contracts with counterparties.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument leading to a financial loss. We are exposed to credit risk primarily from receivables from customers and to a lesser extent from deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Customer credit risk is managed by each business unit and is subject to our established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an assessment performed by a credit insurance company which also insures our trade receivables. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by credit insurance and additional letters of credit or other forms of credit insurance. We evaluate the concentration of risk with respect to trade receivables as low, as our customers are located in several jurisdictions and operate in largely independent markets. An impairment analysis is performed at each reporting date on an individual basis for all customers. We do not hold collateral as security. We write off financial assets for which we believe the likelihood of collection is nil, for example in situations in which the borrower is in liquidation or bankruptcy proceedings.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and available funding through an adequate amount of committed credit facilities to meet obligations when due. Due to the dynamic nature of our underlying businesses, we maintain flexibility in funding with availability under committed credit lines. We monitor rolling forecasts of our liquidity both at local level, in accordance with practice and limits set by management, and at the global level. In addition, we operate a cash pool arrangement, which allows flexibility in terms of liquidity needs and prevents the cash pool participants from having overdraft balances. Our liquidity management process includes full year cash flow projections, assessing the level of liquid assets necessary to meet these projections, monitoring internal and external liquidity ratio requirements, and maintaining debt financing plans. See Note 21.4 to our audited consolidated financial statements the maturity profile of the Group’s non-derivative financial liabilities based on contractual undiscounted payments.

Capital Management

Our objective when managing capital is to safeguard our ability to continue as a going concern, so that we can continue to provide returns to shareholders and other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. We define capital as equity disclosed in the consolidated statement of financial position and is maintained in the context of the Group. Considering the nature of our activities, the extent of debt and the capital level as at the end of the reporting period is deemed adequate by the Group.

Critical Accounting Estimates and Judgments

A discussion of our significant accounting policies and significant accounting estimates and judgments is presented in the Summary of Significant Accounting Policies in the Notes to our audited Consolidated Financial Statements included elsewhere in this prospectus. Throughout the preparation of the financial statements, we make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. We have no significant accounting judgements not involving estimations. We have based assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Legal Claims

In estimating the likelihood of the outcome of legal claims filed against us, we rely on the opinion of our legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

Deferred Tax Assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

Pension and Other Post-Employment Benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, the discount rate, future salary increases and employee turnover rate. The carrying amount of the liability may be highly sensitive to changes in these estimates.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a Discounted cash flow model (DCF). The cash flows are derived from the budget and forecasts and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 10.3 to our consolidated financial statements.

Share-Based Payments

In order to determine the fair value of services provided, we estimate the fair value of the ordinary shares of the indirect shareholder whose shares or share options are granted to the employees as at each grant date using an option pricing model. The model considers the following factors:

•	the prices, rights, preferences and privileges of ordinary and preferred shares and the related impact on the valuation of the ordinary shares;

•	current business conditions and projections;

•	the Group’s stage of development;

•

the likelihood of an ‘exit event’ for the shares, such as an initial public offering or sale of the Group, given prevailing market conditions, considering both the impact on the value and the vesting period given that certain of the shares vest based upon an exit event;

•	any adjustments necessary due to the lack of marketability of the ordinary shares; and

•	the market performance and volatility of the share prices of comparable publicly traded companies.

The key parameters used in the model are risk free interest rates, time to liquidation event, dividend yield and share price volatility derived from share price volatility of similar companies. These inputs are considered to be highly complex and subjective. Because the shares granted have not been historically publicly traded, there is not sufficient company-specific historical and implied volatility information for its shares. Therefore, we estimate expected share price volatility based on the historical volatility of publicly traded peer companies. The fair value of the ordinary shares has been determined under both an option pricing model and a market scenario. Then a weighted average of these values based on their relative probabilities was applied in order to calculate the weighted fair value of the ordinary shares. Because the awards vest upon an exit event, we have also applied our best estimate of the period over which the services will be provided to such exit event and have used that as the period over which to recognize the expense.

In 2021, management determined that the vesting period for all awards should be accelerated to reflect the expectation of an exit event in late 2021. As a result, share based payment expenses will increase in the first three quarters of 2021 such that all expenses will be recognized by September 30, 2021.

Write-Down of Inventories

Inventories are carried at lower of cost and net realizable value, or NRV. In estimating NRV, we use estimates related to fluctuations in inventory levels, planned production, customer purchasing behavior, obsolescence, future selling orders, seasonality and costs necessary to sell the inventory.

Revenue recognition—estimating variable consideration for volume rebates

We estimate variable consideration to be included in the transaction price for sales to customers that are entitled to volume rebates. Our expected volume rebates are analyzed on a per customer basis for contracts that are subject to a single volume threshold. Determining whether a customer will be likely entitled to rebate will depend on the customer’s historical rebates entitlement and accumulated purchases to date. The variable consideration is furthermore subject to renegotiation, which also requires management judgment to estimate. Estimates of expected volume rebates are sensitive to changes in circumstances and our past experience regarding rebate entitlements may not be representative of customers’ actual rebate entitlements in the future.

Useful Lives of Customer Relationships

The customer relationships of the Group were acquired as part of business combinations that occurred in October 2016, March 2017 and September 2018. They were recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line basis based on the timing of projected cash flows of the customer relationships over their estimated useful lives. However, the actual useful life may be shorter or longer than estimated, depending on commercial obsolescence, competition and demand.

As at December 31, 2020, the carrying amount of certain customer relationships acquired in October 2016 is €259,667 thousand (2019: €297,667 thousand). We review the amortization period and the amortization method of the customer relationships at the end of each reporting period. We estimated the useful life of these customer relationships to be eleven years based on expected cash flows using “the excess earnings method.” As at December 31, 2020, their remaining useful life is nearly seven years. However, if it were shorter (longer) by two years, the future annual amortization charge would increase (decrease) by €15.8 million (€8.6 million).

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that are relevant to us, but not yet effective, is included in Note 2.21 to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Our Business

Keter Snapshot: Shaping What’s Next for a Better Day

For over 70 years, Keter has inspired people to create amazing spaces in and around the home through an innovative, industry-leading portfolio of durable indoor and outdoor lifestyle solutions.

Our balanced and diversified portfolio of categories, brands and products, which is unmatched by our competition in terms of design, functionality, quality, breadth or global reach, is defended by an intellectual property portfolio of approximately 1,500 registered patents as of September 5, 2021 and decades of accumulated know-how. Our products are distributed in approximately 100 countries through a network of blue-chip, omnichannel retail partners, with Keter having a superior presence in the e-commerce channel, compared to the broader home and garden solutions industry. We believe the breadth, depth and quality of our product offering makes us a preferred partner and one-stop shop for customers, who often consider us a category captain in resin-based products, and to whom we provide innovative, sustainable and cost-efficient products. In the year ended December 31, 2020, we generated €1,235.7 million in revenue, a loss for the year of €(76.8) million and €194.4 million in Adjusted EBITDA. In the six months ended June 30, 2021, we generated €855.0 million in revenue, a profit for the period of €2.4 million and €149.3 million in Adjusted EBITDA.

Keter primarily serves large, resilient and growing markets for lifestyle products used in and around the home. We believe our TAM is estimated to have generated retail sales of approximately $27.8 billion across North America and Europe in 2020, and is fueled by secular tailwinds, including increased at-home activities, growing home improvement spend and a shift toward suburban living. The most attractive market segment within this large TAM, resin-based solutions, is estimated to have generated retail sales of approximately $9.7 billion in 2020 and is expected to grow at a CAGR of 4.4% between 2020 and 2023, nearly twice the pace of products made of other materials.

At twice the size of its closest competitor, we believe Keter is best positioned to enjoy this accelerated growth in large part due to our compelling value proposition for consumers. Keter’s global leadership position enables us to leverage the strength and scale of our business to derive significant and durable competitive advantages:

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Leading Global Platform in Durable Consumer Products and Solutions with Significant Scale Advantage: Keter is often seen as a category captain for durable consumer products, with our relative global market share in resin-based solutions being nearly double that of our nearest competitor across our market. We believe that we have no direct competitors with product portfolios or operational footprints that rival our reach, scale and breadth of product offering, which we believe is a distinct competitive advantage.

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Innovation-Driven Approach to Growth: We have a long-established track record of leading our industry in innovation. Products developed between 2017 and 2020 represented approximately 30% of net sales in 2020.

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Long-Standing Relationships with Blue-Chip Retail Partners: Our products are sold in over 70% of the top 50 hardline retailers in Europe and North America. We maintain strong relationships with our retail partners, with the average relationship length being approximately 20 years across our top 20 partners, which includes retailers such as The Home Depot, Walmart, Amazon, Kingfisher, Costco and others.

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Growing Omnichannel Business Suited to Online Expansion: We believe we are well-positioned to benefit from our outsized presence in the fast-growing e-commerce channel. We estimate that our total online penetration is approximately 30%, which compares to online penetration of approximately 15% on average for home and garden solutions globally.

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Leading Brand Portfolio: The Keter and Curver brands, our leading proprietary brands in our Outdoor and Indoor segments, respectively, are broadly recognized after being in the market for over 70 years. Keter is among the top two most recognized brands in Europe in the resin-based outdoor storage and outdoor furniture categories and is well-positioned in the United States, while Curver ranks amongst the top five most recognized brands in resin-based home organization.

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Well-Invested Global Manufacturing Footprint: Our operating model and manufacturing footprint allows us to optimize production across markets based on local supply and demand dynamics. Over 65% of the production is performed locally, mitigating the risks of potential global supply chain disruptions.

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Industry Leader in Sustainability, Corporate Social Responsibility and ESG Issues: We aim to lead our industry on the topic of sustainability, corporate social responsibility and ESG. Our beautiful and durable consumer products are 99.9% recyclable at the end of their useful lives. We have increased the share of recycled content in total production from 21% in 2016 to 38% in 2018 and 40% in 2020, and are aiming to achieve 55% recycled content by 2025.

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Efficient and Effective Organization: Our “glocal” operating model delivers a high level of service to our clients and gathers evolving consumer insights. Our decentralized local manufacturing, sales and marketing operations are supported by effective global corporate functions, with a best-in-class international management team benefiting from decades of accumulated experience, driving the growth strategy of the business.

Keter has multiple levers to drive superior growth, underpinned by robust strategic priorities. We are maximizing opportunities within our existing business through our innovation, channel penetration, brand building potential and strength of our portfolio. Further, we believe our recent investments in sales and marketing, and product innovation, position us to continue the trend of profitable above-market growth. We also have additional growth opportunities, providing our business with significant optionality, including the opportunity to penetrate category adjacencies, geographic expansion and business model innovation. Finally, as a natural consolidator in a fragmented industry, we are able to accelerate our development through selective and complementary acquisitions.

Company Overview

Founded as a family business in Israel in 1948, Keter has experienced significant growth and global expansion to become a market leader in indoor and outdoor durable lifestyle solutions. Throughout its over 70-year history, Keter has ascended to the forefront of the industry in design, functionality and the use of advanced engineering capabilities across product categories. Since the funds advised by BC Partners acquired a controlling stake in Keter in 2016, the business has been transformed from a family-owned company to a global consumer products leader by strengthening the organization, investing in innovation, rationalizing the portfolio, developing a digital footprint, focusing on sustainability, optimizing global operations and executing on the consolidation opportunity through acquisitions.

Our product portfolio is unmatched by our competition in terms of breadth and depth, and is balanced across most outdoor living and home solutions, positioning us as a category captain to many customers in resin based products and the partner of choice for blue-chip retailers. Our portfolio is also well balanced in terms of global presence, and is supported by well recognized brands across our categories in Europe and North America.

We operate in two segments, with solutions meeting most consumer indoor and outdoor lifestyle needs.

Outdoor Segment

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Our Outdoor segment is anchored by the global equity of our Keter brand and comprises three main product solutions: outdoor furniture and planters, sheds and buildings and deck boxes and leisure. Keter has been behind many of the major innovations in the category—notably through the recent introduction of the DUOTECH and EVOTECH technologies featuring the natural look and feel of traditional wood products. Our outdoor furniture and planters business comprises decorative and weather-resistant products for a range of outdoor lifestyles and activities, including lounge sets, deck chairs, dining sets and tables, as well as raised garden beds, planters and pots. In our sheds and buildings business, we produce a range of innovative, beautifully designed and highly durable garden sheds and outdoor buildings. Our deck boxes and leisure business is comprised of practical and aesthetic outdoor storage solutions such as patio coolers.

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We are the leading resin-based player across deck boxes and leisure and outdoor furniture and planters sub-categories in both Europe and the United States. In sheds and buildings, we are the leading resin-based player in Europe and the number two resin-based player in the United States, with sale estimates of over one million sheds globally in 2020. Overall, our market share across Europe and North America in resin-based products across our Outdoor segment is approximately three times larger than the next competitor.

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Our Outdoor segment benefits from consumers’ sustained and growing investment in their outdoor spaces and the appeal of our products, which combine highly aesthetic designs with significantly greater durability, lower maintenance and greater value, compared to products manufactured with traditional materials such as wood, rattan or metal. We believe our global leadership and innovative capabilities uniquely position us to further drive resin penetration and capitalize on the growing demand in outdoor living. We also anticipate future opportunities to expand into adjacencies (e.g., “livable sheds”) as homeowners and renters look for alternative or additional living spaces.

Indoor Segment

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Our Indoor segment is led by our Curver brand and comprises four main product solutions: home storage and organization, tool storage, cabinets and shelving and totes and medical containers. Our home storage and organization business includes storage boxes and baskets, bathroom storage solutions, kitchenware and pet accessories. We provide aesthetically pleasing solutions that bring storage from the closet into the living room with our unique range of 3D and surface finishes, including weave, knit, beton and jute. Our tool storage business features a ground-breaking system approach targeted at both professional contractors and DIYers. These innovative tool storage solutions are designed, manufactured and distributed by Keter and marketed under exclusive third-party specialized brands, including the leading and fast-growing brands Milwaukee, Ridgid and Hart. Our cabinets and shelving business provides a range of storage solutions for the home and office, and the medical storage business, marketed under our AP Medical brand, provides safe medical containers for the disposal of general or sharp waste in hospitals and medical facilities.

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We are the leading resin-based home storage and organization player in Europe, enjoying market share approximately two times larger than the next competitor, and we are also well-positioned in North America. In high-growth resin-based tool storage solutions, we maintain the number one and number two market share position in the United States and Europe respectively, and have increased our market share in the overall tool storage market across North America and Europe from 6% in 2015 to 9% in 2020. In cabinets and shelving, we are the leading resin-based player in Europe and among the top three players in the United States.

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These categories benefit from the continued strength of the housing market and increasing spend on home improvement, renovation and restoration activity and the growing interest in home decoration and organization. Keter is well-positioned within the market to capitalize on these trends by offering differentiated branded solutions focused on design, high quality and durability, including those made of recycled resin.

Today, innovation underpins everything Keter does and this capacity for innovation is a core competitive advantage, a fundamental part of Keter’s corporate culture and a key driver of future success. We take a market-led approach to understanding and anticipating the needs of consumers across our various product categories and geographies to create solutions that are functional, beautifully designed, durable and accessible to a broad consumer base.

Due to our scale, we are able to invest substantial resources behind this strategic effort. We have a global team of nearly 70 designers and engineers exclusively focused on product innovation, working across four dedicated research and development hubs which are closely connected to our sales and marketing teams, locally based across our key regions. We have invested in excess of €60 million in capital expenditures related to new product molds in total in the last three years and operate a portfolio of intellectual property assets including approximately 1,500 registered patents globally, with approximately 216 additional patents pending, as of September 5, 2021. New products launched between 2017 and 2020, comprised approximately 30% of our total sales in 2020. We believe our recent investments in innovation and pipeline of new products, supported by other business initiatives, position us to experience continued growth.

For example, Keter’s DUOTECH solutions, leveraging our unique know-how in resin science and surface finishes, are a breakthrough in outdoor storage products due to the combination of innovative technology, smart engineering, and distinctive materials. Our DUOTECH products feature the natural look and feel of traditional wood products, are easily customized and have solid design and resistance to all weather conditions. We have similarly redefined the tool storage market, with the fast-growing family of storage solutions introduced under the Milwaukee PACKOUT brand, which revolutionizes the transportation, storage and organization of tools for both professional contractors and DIYers. Built from impact-resistant polymer, its patented multi-footprint system allows users to stack and lock boxes, organizers and crates in any configuration. Its design has given Keter a top mark in product innovation, resulting in recognition as a finalist for the prestigious Innovation Award from The Home Depot.

We have defined our brand strategy to maximize our market presence and drive our profitable growth across markets and categories. Consumers are increasingly relying on online search to make informed purchases, whether through physical retail channels or through e-commerce sites, and we continue to invest in brand recognition to capitalize on this trend. Our portfolio is primarily marketed under our range of proprietary brands and under exclusive licenses with widely recognized third-party brands. Our branded offering is tactically supplemented by store-branded product lines, which we undertake in collaboration with select retail partners based on a set of strict criteria related to volume, growth potential and profitability.

Our proprietary brands

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In 2020, 74% of our sales were generated by products under our proprietary brands, and our portfolio is anchored by two brands with strong recognition across key consumer segments and categories. Keter is our leading brand in the Outdoor segment, which for over 70 years has been inspiring people to create amazing spaces in their homes and gardens with innovative, high-quality products. Curver, our leading brand in the Indoor segment, was created in 1949 and stands for intelligent, beautiful and innovative solutions for home organization.

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We are continuing to invest in our brands—the Keter and Curver brands sit among the top three recognized brands across resin-based outdoor storage, outdoor furniture and home organization in Europe, and are well-positioned in the United States and feature strong NPS relative to direct competitors across regions and categories.

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These two anchor brands are complemented by a portfolio of local and regional brands which we strategically and tactically use in certain regions and product categories. These brands include Adams and Allibert in our Outdoor segment and KIS in our Indoor segment.

Partnerships with third-party brands

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In 2020, 9% of our sales were generated by products sold under market-leading third-party brands. We selectively partner with global brands to promote our products in certain categories where such partnerships can create a competitive advantage and bolster product recognition.

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Historically, we have partnered with brands such as Disney on a range of kids’ storage solutions, as well as a number of brands owned by Techtronic, an operator of some of the most successful and recognized brands in power tools and outdoor power equipment in the world. Our partnership with Techtronic has been a driver of the success and growth of our tool storage business. In 2018, we redefined the tool storage market with the launch of Milwaukee PACKOUT, a multi-unit system with patented stackable parts and customizable layouts aimed at professional contractors and serious DIYers, and we recently expanded the relationship with the launch of Hart tool storage systems. We believe our significant investments into our tool storage business positions us to further grow in this strategic and attractive category.

Retail partnerships

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In 2020, 17% of our sales were generated by private label products co-developed in partnership with our largest strategic retailers. We believe this approach provides us with a distinct competitive advantage in delivering value to our retail partners, and also provides an avenue for us to optimize our branded assortment within a channel and increase our overall share of spend with each customer.

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We are focused on growing profitably with these strategic partners by offering a range of value-added innovations, and well-designed and high-quality products, combined with high production volumes to capture benefits from scale. This collaboration has been key to our relationship with such retailers as The Home Depot, with whom we have been working on product lines for the Husky and HDX brands for over 25 years, and IKEA, with whom we also have been partnering for over 25 years to create innovative home solutions.

We are focused on the attractive North America and Europe markets where our products are sold in over 70% of the top 50 hardline retailers. However, we bring our products to market through a diverse and powerful group of retail partners in approximately 100 countries around the world. We have long-established partnerships with most of Europe and North America’s largest retailers across the key home improvement, mass, club and specialist channels, including The Home Depot, Lowe’s, Costco, Walmart, Target, B&Q, Leroy Merlin, Castorama, IKEA, Action and many others. We also have a fast-growing digital presence, including through e-commerce pure players such as Amazon and Wayfair, and through the e-commerce websites of many of our retail partners pursuing omnichannel strategies. Across our entire distribution network, we estimate that approximately 30% of our sales in 2020 were to consumers through an online platform, whether pure-play or omnichannel. Sales from pure-play and trackable omnichannel retailers have increased at a CAGR of 21% from 2018 to 2020. We believe we are well-positioned to benefit from the increasing penetration of online shopping given the appeal of our brands and products, our global infrastructure and significant scale.

Keter has an organization of over 5,000 employees working across regional business units in regional business units, local sales and marketing teams and 18 manufacturing sites across Western Europe, North America and Israel. While our global organization aims to deliver scale benefits across critical functions, our operating principles are based on a nimble and entrepreneurial culture with lean and effective central oversight. This “glocal” approach relies on strong local sales and marketing teams, with decades of in-market experience building customer relationships and collecting consumer insights. We believe our local, on-the-ground presence acts as a key competitive advantage and a strong barrier to entry, strengthens our market penetration and ensures agility and elevated service levels. This local presence is complemented by the benefits we derive from our global scale, which represent a significant and durable competitive advantage in a market where competition is largely comprised of smaller, less capitalized companies. Our scale allows us to invest meaningfully in innovation and product development, in our brands and in our manufacturing setup and our supply chain, all while offering the opportunity to optimize our global marketing effort and operations. Our large and global scale also allows us to leverage expertise across various technologies, including traditional and innovative injection molding, extrusion processes, mold design, process automation and surface finishes. In addition, our scale and the quality of our supply chain are essential to supporting fast-growing omnichannel strategies and leading e-commerce players, which has allowed us to establish ourselves at the forefront of our industry with regard to sustainability and the use of recycled materials or waste in our production processes.

We are proud of having established Keter as a thought leader on sustainability and corporate and social responsibility in our industry. While our focus on profitable growth is essential, we are also deeply committed to being part of the solution for a better planet by delivering highly durable products that are made with recycled content and that are themselves 99.9% recyclable, and by operating in an efficient, sustainable manner throughout our value chain. Our goal is to create products that are truly durable and recyclable while being functional, aesthetically appealing and affordable compared to products manufactured with alternative materials. Reducing our environmental footprint also includes leading our industry when it comes to incorporating post-industrial and post-consumer plastics as a raw material in manufacturing process and promoting circular economy and recycling initiatives. In 2019, we formalized a strategy to further drive our positive impacts on people, society and the planet, while accelerating a reduction in our environmental footprint by publishing our first Sustainability Report. These goals include increasing the amount of recycled content in production, continued zero production of single-use plastic consumer products, achieving zero waste to landfill from production, implementing product end-of-life programs in all regions and a reduction of greenhouse gas emissions from production, among other goals. As an example, we have increased the usage of recycled materials in our production process from 21% in 2016 to 38% in 2018 and 40% in 2020 and have set ourselves the goal of 55% by 2025. Keter is an industry leader in sustainability initiatives, and we believe our leadership will expand Keter’s competitive advantage as consumers become increasingly focused on the environmental footprint of their purchasing decisions.

The growing demand for our products is evidenced by our net sales growth from €1,119.8 million in 2018 to €1,433.2 million in the twelve months ended June 30, 2021, representing a CAGR of 10.4%, on the back of continued favorable market tailwinds, successful new product developments, strong sales execution and strategic acquisitions. During this time, we significantly improved the quality of our revenues rationalizing our portfolio and disposing of a non-core subsidiary. In the same period, our loss for the year decreased from €(762.3) million in 2018 to €(55.6) million in the twelve months ended June 30, 2021 and our Adjusted EBITDA increased from €93.4 million in 2018 to €231.6 million in the twelve months ended June 30, 2021, representing a CAGR of 44.0%, as we have driven margin expansion through a focus on value-add innovation and building an efficient and scalable organization. Our business was also highly resilient during the COVID-19 pandemic. While we experienced some order cancellations from retail partners across March and April 2020, we were able to successfully refocus our nimble organization on in-demand categories and growing channels, such as e-commerce and DIY, in order to return to strong growth in the second half of 2020. This strong momentum continued into 2021, with revenue in the first half of 2021 up 30% compared to the first half of 2020, driven by strong performance across both our Outdoor and Indoor segments.

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The growth rate for the first half of 2019 as compared to the first half of 2018 is calculated pro forma excluding the revenue contribution from Adams (acquired in September 2018) and Hovac (disposed of in November 2018) from both the second half of 2018 and the second half of 2019. Reported growth rate for the first half of 2019 as compared the first half of 2018 was 7.2%.

Industry Overview

Keter primarily serves large, resilient and growing markets for lifestyle products used in and around the home. In the Outdoor market segment, categories span outdoor furniture and planters, sheds and buildings and deck boxes and leisure. In the Indoor market segment, categories span home storage and organization, tool storage, cabinets and shelving and totes. Based on industry data, we estimate that our core categories generated total retail sales of $27.8 billion in North America and Europe in 2020. Across these categories, Keter is a market leader and is considered by many of its customers as a category captain for resin-based solutions. Keter has 17% market share in indoor and outdoor resin-based categories across North America and Europe. We benefit from growing spend on home improvement, renovation and restoration, as well as home decoration and consumers’ growing investment in their homes and outdoor spaces. Across all categories, consumers are increasingly investing in and prefer aesthetically appealing, well-designed, functional, durable and sustainable solutions over traditional products or materials, such as wood or metal. These trends are further amplified by the shift toward suburban living, which is evident, for example, in the 44% increase in suburban home sales in the greater New York City area in 2020. In addition, the trend toward at-home outdoor activities, which was further accelerated by COVID-19, is expected to continue to have long-term effects. For example, according to a consumer survey, 24% of consumers surveyed in the U.S., 58% in the U.K. and 47% in France said that they are considering moving to a residence with outdoor living space. Additionally, 37%, 38% and 35% of consumers answered that they expect to increase their spend on outdoor storage, furniture and home organization products, respectively, in the next 12 months, while only 17%, 17% and 15% said that they expect to decrease their spend on these categories. According to the same survey, limited demand was pulled forward as only 4% of consumers reported that had COVID-19 not occurred, they would have delayed the purchase by more than 12 months. As the market leader, we believe Keter is uniquely positioned to disproportionately benefit from these trends as a result of our innovative product portfolio, brands, retail relationship and global reach and scale.

Resin-based solutions represent 35% of our total addressable market, or $9.7 billion total retail sales in North America and Europe in 2020. Resin-based solutions have outperformed the growth of products made from other materials over the 2015 to 2020 period by nearly two times, and are expected to continue to outpace the broader market through 2023.

Consumer demand for resin-based solutions continues to expand, with surveys indicating that 44% of consumers would consider resin-based outdoor furniture and outdoor storage products for their next purchase, higher than for wood or metal products, and this number is as high as 67% for home organization products. We believe this shift toward resin-based products is being driven by product innovations, improved affordability, and relative functionality, convenience and durability compared to products made from traditional materials. Additionally, consumers are becoming increasingly environmentally conscious when making purchasing decisions, with approximately 70% of consumers indicating sustainability is a factor in their decision-making process. This is particularly true of millennials, who we estimate will drive more than 50% of the demand for home products by 2025, with millennials expressing willingness to pay a premium for sustainable brands. As such, we expect resin penetration to increase in the coming years, with every 1% increase in resin penetration equating to an increase of approximately $278 million in our current addressable market.

Outdoor

Across Europe and North America, the Outdoor market segment, which comprises outdoor furniture and planters, sheds and buildings and deck boxes and leisure, generated total sales of $13.9 billion in 2020, after growing at a CAGR of 3.7% from 2015 to 2020. The total market is expected to grow at a CAGR of 3.9% from 2020 to 2023. Growth in our outdoor categories is being driven by ongoing consumer investment in outdoor spaces and shifting preferences to e-commerce introducing new customers to the channel, long-term trends that were further accelerated by COVID-19 and that we expect to continue for years to come. Outdoor living continues to be the top focus area for consumers looking to add features to their homes. For example, approximately one-third of consumers expect to increase their outdoor activities in the future, and between approximately 20% to 60% of consumers who do not have outdoor space, depending on where they are located, are considering moving to a residence with outdoor space in the next two years. Furthermore, a number of Outdoor market categories display a low penetration of addressable households, which are defined as households with outdoor space. This low addressable household penetration provides significant space for new consumers to enter the market and a subsequent runway for market growth. For instance, deck boxes and leisure’s estimated addressable household penetration across North America and Europe is 17%, while sheds and buildings’ is only 5%.

Growth in resin-based products outpaced the broader market during the period from 2015 to 2020. Resin penetration in our outdoor categories was 29% in 2020, having increased from 27% in 2015, and is driven by the same secular tailwinds we benefit from in the total market. Resin-based products in our outdoor categories grew at an estimated CAGR of 5.4% from 2015 to 2020, and the CAGR is expected to increase to 5.7% for the period from 2020 to 2023.

Keter is a leading player in resin-based products across our outdoor categories, with an estimated market share of 26.4% in Europe and 15.3% in North America in 2020, which has increased from 20.6% and 10.6%, respectively, in 2015, through a combination of organic growth and acquisitions. We believe Keter’s global leadership and innovative capabilities position us to further drive resin penetration and disproportionately benefit from the growing demand in outdoor living.

Indoor

Across Europe and North America, the Indoor market segment, which comprises home storage and organization, tool storage and cabinets and shelving and totes, generated total sales of $13.9 billion in 2020. The market for our indoor categories experienced growth in sales at a CAGR of 1.8% from 2015 to 2020 and is expected to grow at a CAGR of 2.0% from 2020 to 2023. Growth in our indoor categories is being driven by ongoing spend on home improvement and renovation and restoration, with home improvement spend estimated to increase by 25% by 2025, which will drive approximately 15 to 30% of demand across our categories. Additionally, there is an increasing preference to continue working from home longer-term, with approximately 70% of workers expressing a desire to continue to work from home post-pandemic, alongside a shift toward suburban living and growing consumer interest in home organization, evidenced by a 263% increase in mentions of #organization on social media from 2018 to 2019.

As in our outdoor categories, growth in resin-based products within our core indoor categories has historically exceeded the broader market and is expected to continue to do so. Resin-based products in our indoor categories grew at a CAGR of 3.1% from 2015 to 2020, and are expected to grow at a CAGR of 3.5% from 2020 to 2023. Resin penetration in our indoor categories was 41% in 2020, having increased from 39% in 2015.

Keter is a leading player in resin-based products across our indoor categories, with an estimated market share of 19.9% and 12.1% in Europe and North America, respectively, in 2020, which has increased from 12.1% and 9.5%, respectively, in 2015. As a result, we believe we are well-positioned to disproportionately benefit from the attractive trends in the indoor market segment by offering differentiated products focused on aesthetic design, quality, durability and sustainability.

The Keter Difference

We believe there are several key attributes that define and differentiate Keter, and position us to continue to win in the attractive markets we operate in.

Leading Global Platform in Durable Consumer Products and Solutions with Significant Scale Advantage

We are the global leader in innovative, durable, resin-based consumer lifestyle solutions for inside and outside the home. We design, manufacture and distribute our products globally through a diversified network of retailers across 100 countries with a focus on large, well-developed markets in North America and Europe. We are often considered a category captain in resin-based products, as demonstrated by our relative global market share, approximately double that of our largest competitor in this category. We believe that we have no direct competitors with product portfolios or operational footprints that rival our reach, scale and breadth of product offering.

The scale of our platform also lets us make investments in the future growth of our business. For example, we have invested over €60 million in capital expenditures related to new product molds in total in the last three years, which represents a commitment that smaller, less capitalized competitors are unable to replicate. We leverage our scale to make considerable investments in innovation and new product development, in our brand awareness and equity and in sustainability and the use of recycled materials.

Our scale, combined with our “glocal” approach, provides us with flexibility and optionality within our business, allowing us to customize and tailor our supply chain to respond to demand trends that may be different across our product lines and geographies. Our global manufacturing and logistics platform has notably been a critical success factor that has enabled us to develop our omnichannel expertise with large retailers, as well as to better serve leading e-commerce players, including Amazon and Wayfair. In addition to providing us with greater stability and resilience through scale and diversification, as well as better position ourselves to meet the specific requirements of the various channels we serve, our significant size allows us to generate operational efficiencies and increase our bargaining power with both suppliers and retail customers.

Innovation-Driven Approach to Growth

Throughout our company history, we have had a long-established track record of leading our industry in innovation. Over the years, Keter has been a pioneer in innovation, introducing many innovative products and expanding into new manufacturing techniques, including long core injection and 16mm extruded panels (multi-wall wood look) in the 1990s, premium IML finish for resin-based home products in the 2000s and new surface finishes that imitate natural and other materials in the 2010s.

Innovation is fundamental to Keter’s strategy and central to the culture of our organization. Our ability to constantly innovate is core to our growth model. As a result, products developed between 2017 and 2020 represented approximately 30% of net sales in 2020. Our innovation efforts are executed through our four global research and development centers located in Israel, Italy, the Netherlands and the United States, and our dedicated team of nearly 70 design and engineering professionals specialized in product design, ergonomics and material science, as well as process engineers. These innovation centers are closely connected with our local sales and marketing teams and our clients, who are valuable sources of consumer insight, allowing us to identify or anticipate changes in consumers’ needs or behaviors.

Relevant examples of our innovation in the Outdoor segment include the Darwin line of sheds introduced in 2020, featuring EVOTECH panels to create a wood-like surface that drives material conversion and market share from existing wood-based products. This shed is not only aesthetically pleasing, but it also offers all the advantages of resin-based solutions, such as compact packaging which is especially relevant in the e-commerce channel, all-weather durability and lower costs of ownership. We have also introduced the Party Cooling Cart as a breakthrough leisure solution, with a cast iron look and feel and the strength, sturdiness and weather resistance of resin. This innovative product offers a great consumer experience at a very competitive price while also leveraging recycled materials, good for the environment. In our Indoor segment, we have redefined the tool storage market with our PACKOUT system, a customizable, multi-unit tool storage system developed under the Milwaukee brand. Since the introduction of this line in 2018, we have expanded our range and today we have over 20 different offerings that are part of the system. Also in our Indoor segment, we have continued our strategy of developing decorative storage solutions with innovative surface finishes. We have a history of success in this segment of the market with innovative product lines like Knit and Y-weave, and in 2018 we expanded the line with the innovative 3D Jute pattern.

We have invested over €60 million in capital expenditures related to new product molds in total in the last three years. We protect our intellectual property through a combination of approximately 1,500 registered patents with approximately 216 additional patents pending and 337 registered trademarks, in each case as of September 5, 2021, and continually take steps to enforce and protect our intellectual property portfolio.

Long-Standing Relationships with Blue-Chip Retail Partners

Our products are available through retail partners in approximately 100 countries worldwide and our products are sold in over 70% of the top 50 hardline retailers in Europe and North America. Considered a category captain by many of our customers, we are a preferred and long-term partner in resin-based consumer categories for large retailers that sell hardline products, including The Home Depot, Lowe’s, Costco, Walmart, Target, B&Q, Leroy Merlin, Castorama, IKEA, Action and many others. We maintain close relationships with our retail partners, and in many cases we have been working collaboratively with our clients for decades, our business expanding and growing alongside theirs. The average relationship length is approximately 20 years across our top 20 retail partners.

We have a balanced representation across all relevant channels of distribution that sell consumer durable lifestyle products. Home improvement retail is our largest distribution channel globally. We have also consistently increased our market presence in other distribution channels, including discount, club and mass retail. Across these channels, Keter is the partner of choice for blue-chip retailers thanks to the unmatched breadth and depth of our product offering, the reputation of our brands and the overall appeal and quality of our products. We combine sophisticated sales and marketing resources, including merchandising and category management capabilities, with elevated service levels. We believe the breadth of our portfolio, which consists of more than 3,500 products, enables us to serve market-specific consumer needs—for example, Keter’s “Store-it Out” in the UK, or our range of Adirondack chairs in the U.S.—as well as offer product exclusivities and serve competing retailers. We deliver solutions to promote and manage omnichannel activities and other inherent operational complexities. In addition, we have initiated programs to encourage a circular economy through store-based recycling activities with select retail partners.

We see significant white space for our products to expand across all retail channels, with opportunity to grow our partnerships with existing retailers through continuous merchandising efforts or joint development initiatives, as well as opportunities to develop new retail relationships across the globe.

Growing Omnichannel Business Suited to Online Expansion

Our products are well-suited to serve fast-growing omnichannel activities of traditional retailers and pure e-commerce players. Traditional brick-and-mortar retail previously tended to display only a selection of products in-store for certain portion of the year, whereas the full range of our products is now available online all year round. In addition, certain categories within our product portfolio, such as sheds, patio sets and outdoor storage boxes, are well suited to purchasing online and home delivery given their specialized nature, physical dimensions, and, in some instances, need for installation. Today, outdoor solutions are increasingly purchased online and shipped directly to consumers or picked up in-store through a click and collect model, and we operate the necessary global infrastructure to serve consumers across multiple channels, including large-scale fast delivery and drop-shipping.

Our scale and the quality of our supply chain are essential to support fast-growing omnichannel strategies and leading e-commerce players, and our objective is to grow our online business across all regions and expand the range of our products available through this channel. We believe we are well-positioned to benefit from our highly visible and dominant presence in the fast-growing e-commerce channel, which we estimate represents approximately 30% of our sales compared to 15% on average for home and garden solutions globally. Our online sales through pure-play online-only retailers and trackable online sales through omnichannel retailers increased at a CAGR of 21% from 2018 to 2020. We have been highly successful on Amazon, with our sales on Amazon increased at a CAGR of approximately 30% from 2018 to 2020, reaching approximately €75 million in 2020. On Amazon in the United States, Keter has the leading share of the best-seller list in storage sheds and deck boxes.

We have a well-defined omnichannel strategy underpinned by robust marketing initiatives and continuous product innovation. Through this tactical approach, we are able to directly engage consumers, control brand experience and collect consumer insights. As a result, we have a high share of online mentions and positive online reviews relative to peers. This recognition through our global brands has allowed us to become increasingly relevant, as a growing share of offline sales begin with an online product search.

Leading Brand Portfolio

We operate a portfolio of reputable brands across all our categories. In our Outdoor segment, we lead with our Keter brand, which has been on the market since 1948. The Keter brand is among the top two most recognized brands in Europe in the outdoor storage and outdoor furniture categories. It is well-positioned in the United States and features strong NPS compared to direct competitors across these markets. In our Indoor segment, our product offering is led by the Curver brand, which was established in Denmark in 1987 and acquired by Keter from Rubbermaid in 2005. The Curver brand is among the top five most recognized brands in Europe, with a strong NPS compared to direct competitors in the home organization market and social media engagement leads. In addition, we tactically deploy our portfolio of regional brands in order to complement our market-leading brands, allowing us to optimize our market presence and maximize access to distribution and consumers.

In tool storage, we recognize the value of partnerships with leading power tool brands and have successfully launched a complete family of innovative products in partnership with a number of the leading power tool brands, including Milwaukee, Ridgid and Hart. We are exploring further opportunities to expand our tool storage business through new partnerships with leading power tool brands. In addition, we closely collaborate in co-design and co-development with our largest retail partners to create innovative product solutions across different categories, which complement branded offerings and enable further growth of share of wallet at strategic retail partners.

We understand the power of brands in developing authority in product segments and winning at the point of sale, especially in an environment where online search is a powerful driver of consumer behavior. We believe the symbiosis between our culture of innovation and the relevance and reputation of our brands in the marketplace are fundamental to our success. No competitor to Keter can claim to have such a powerful combination.

Well-Invested Global Manufacturing Footprint

Our global supply chain platform ensures productivity, reactivity and elevated service levels. We have a robust and well-invested manufacturing footprint of 18 plants across 10 countries and a connected network of over 765 injection machines. Our scale allows us to deliver high efficiency, as reflected by our Overall Equipment Effectiveness of 75% in 2020. However, through a degree of plant specialization, our operating model and manufacturing footprint allow us to optimize production capacity to different markets based on local supply and demand dynamics, as over 65% of the production is performed locally. Our scale gives us operating leverage by spreading fixed costs and assets over many products, and allows us to efficiently amortize our innovation investments across different geographic markets.

Over time, we have made significant investments in our global manufacturing capabilities, including investing €168.3 million from 2018 to 2020; approximately 65% of this sum was devoted to creating significant room for growth within our existing manufacturing capacity. Our TEEP stands at 57% in 2020.

Over time, we have implemented lean practices and process automations. In addition, over the last three years, we have consolidated plants into fewer, larger manufacturing hubs and consequently benefit from improved performance and lower fixed costs. Maintaining operational excellence is a focus throughout our organization and we have a clearly defined roadmap of cost savings initiatives, including portfolio rationalization and footprint optimization projects across the entire group.

Our global footprint with a degree of plant specialization, combined with substantial historical investments and focus on best practices and automation implementation, have provided us with a significant competitive moat in an industry that is fragmented, with a number of our competitors narrowly focused on a single category or a single geographic region and with lower access to capital.

Industry Leader in Sustainability, Corporate Social Responsibility and ESG

We aim to lead our industry on the topic of sustainability, corporate social responsibility and ESG, and our investments into the efficiency, sustainability and resilience of our operations, employees, suppliers, clients and consumers which we believe are unmatched by our competitors. With consumers increasingly focused on both the environmental footprint of their purchasing decisions, and on ethical and socially responsible business practices, our focus on ESG issues combined with our scale represents an important competitive advantage.

We create beautiful and durable consumer products which are 99.9% recyclable at the end of life. We further promote circular economy initiatives through local municipality partnerships, and we are in discussion with several retailers to initiate take back programs. We are recognized as a partner of choice by our clients as a result of our strong focus on sustainability. For example, our Curver brand received Tesco’s 2020 Sustainability Award for its high recycled content, Blue Angel label and other environmentally friendly attributes.

In 2019, we formalized a strategy in our inaugural Sustainability Report to reach several goals by 2025, including to increase the share of recycled content in total production to 55%, produce zero single-use plastic consumer products, achieve zero waste to landfill from production, implement product end-of-life programs in all regions and reduce greenhouse gas emissions from production, among others. The increasing use of recycled content in our products leads to improvement in our operating margins, reduced reliance on virgin resin and a drastic reduction in environmental impact. We have made strong progress toward these targets and are on track to achieve these goals.

Our commitment to sustainability is also anchored in our operations. We reduced greenhouse gas emissions per metric ton of output by 10% from 2018 to 2020. We have also increased recycled content in our products from 21% in 2016 to 38% in 2018 and 40% in 2020, and process both post-industrial and post-consumer plastics as a raw material. In addition, 98% of internal scrap material was recycled and reused in the production of our products in 2020. We believe that we can further increase the amount of recycled materials used in our products, notably through proprietary production processes and research in the field of material science. In 2020, we used approximately 130 kilotons of recycled materials in our production process, up 155% from 50 kilotons in 2016. According to the Association of Plastic Recycles, as compared to virgin polypropylene, recycled polypropylene reduces the amount of energy required to produce our products by 88%, greenhouse gas pollution by 71%, and water by 46% according to the Association of Plastic Recyclers. In 2020, Keter used approximately 130 kilotons of recycled polypropylene in place of virgin polypropylene which is equivalent to saving 8.5 million GJ of energy and 170 kilotons of CO2e.

In addition to reducing our environmental impact, we take measures to protect our factories and critical assets. We have obtained physical climate risk assessments at each of our sites that model potential changes in sea level, rainfall, wind, drought, temperature and wildfires out to the year 2050, and will be incorporating these projections into long-term planning. Such enhancements strengthen the operational practices and infrastructure we have in place to monitor and prepare for extreme weather events and other potential disruptions to our business.

Our Better Business strategic pillar seeks to create value for all our stakeholders including our employees, our customers, our suppliers and society as a whole through ethical conduct, an engaged workforce, community involvement and a commitment to diversity, equity and inclusion. Across our global business, women comprised 28% of our total workforce and 29% of our managers in 2020. Our 2025 targets focus specifically on enhancing gender diversity in our organization, aiming to achieve 35% of women in management and leadership roles.

Safety, health and wellbeing are of prime importance when it comes to caring for our employees at work and for the communities in which we operate. We strive to provide workplaces that are free from hazards, encourage a culture of safe working and offer support for employees to look after their own wellbeing. We also aim to achieve an improvement in employee health and wellbeing with our target of 90% employee participation in a new global Keter wellbeing program by 2025. This commitment was demonstrated in our response to COVID-19; we immediately ceased all business travel, implemented remote working and maintained job security for all our employees with paid time off for employees who were not able to work from home. Additionally, Keter manufactured more than one million face shields and donated more than 55,000 to communities since 2020.

Furthermore, we are deeply committed to the health, vitality and equality of the communities in which we live and work. In Israel, we maintain an ongoing partnership with Ha’Meshakem to employ dozens of persons with disabilities in our factories each year, including through the pandemic in 2020. In the UK, we are organizing a 2021 group-wide challenge that encourages employees to “reach for the moon” and walk a total of 240,000 miles in aid of MIND, the UK charity that offers support and advice to people with mental health problems. Across the U.S., we run numerous programs including partnering with Life’sWork of Western PA, a non-profit organization whose mission is to increase the quality of life of persons with disabilities and others with barriers to employment through productive employment opportunities.

Keter is also committed to abiding by sound corporate governance principles. Our company policies include strong codes of conduct for employees and our suppliers, anti-corruption policies and a global IT policy that includes strict guidelines and underlying programming around data protection and cybersecurity. Our Board receives an annual report from the Global Sustainability Steering Committee on the company’s ESG programming, performance and progress toward goals.

Efficient and Effective Organization

While our global organization aims at delivering scale benefits across critical functions, our operating principles are based on a nimble and entrepreneurial culture controlled by a lean and effective central oversight. This “glocal” approach relies on strong local sales and marketing functions, with local management teams being empowered to make key business decisions and pursue the most attractive go-to-market strategies. With several decades of market presence, these local business units have developed significant local expertise, including strong relationships with national and regional retailers and critical insights into clients and consumers. This accumulated know-how is essential to driving profitable growth, but also contributes to our innovation process by representing an intangible, yet critical, competitive advantage and acting as a strong barrier to entry.

As it relates to our operations, the scale of our platform allows us to invest significantly across strategic functions, including innovation and product development, process optimization and operational improvement projects, such as process automation, as well as sustainability. We notably benefit from significant revenues to support the costs associated with sales or local customer service teams and our scale plays a role in our ability to procure materials at attractive terms. These benefits, derived from our scale, represent significant and durable competitive advantages in a market where our competition is largely comprised of smaller, less capitalized companies.

Our decentralized organizational structure is supported by lean and effective global corporate functions that are primarily focused on the overall strategy of the business, capital allocation decisions, assessing performance and finding and retaining the best talent. In geographical regions and across our two segments, we have a deep bench of talented managers, led by Alejandro Pena, our Chief Executive Officer, who has 25 years of experience in the industry. Our global leadership team, comprised of top six managers, on average have more than 20 years of industry experience. Our strong management team is well-positioned to effectively manage and grow the business into the future.

Our Growth Strategy

Our growth strategy is built around several pillars that we believe position us to drive profitable, above-market growth in the markets we serve. We believe that there are over $1 billion of organic growth opportunities in the markets where we operate by 2023, which we have the potential to supplement with strategic acquisitions.

Leverage Our Leadership in Innovation to Penetrate and Expand our Market

We have a proven track record of developing innovative, category-defining products. We are able to identify or anticipate new trends in consumer demand thanks to decades of market presence and accumulated insights on consumers’ needs and respond to them with our new product development and design capabilities. Over 2020, approximately 30% of our sales came from products launched between 2017 and 2020, and we expect to continue driving topline growth through industry-leading innovation. Our current new product pipeline consists of products across multiple categories, including Darwin, our new line of wood-like outdoor storage solutions based on our EVOTECH technology. We estimate the size of the market for EVOTECH Darwin Sheds to be $2.4 billion in Europe and North America, with significant opportunity to further drive resin penetration which was 30% in the year ended December 31, 2020.

In our Outdoor segment, we have developed a new range of resin-based materials with appealing aesthetics and textures that we are applying across multiple categories, like sheds, deck boxes and leisure products. Innovative resin-based materials, like DUOTECH and EVOTECH, are more durable, affordable and have lower ongoing cost of ownership, which we believe will lead further material conversion in the category away from traditional materials like wood and metal. In addition, our new materials are light and efficient for packaging, positioning us well for accelerated e-commerce penetration.

In our Indoor segment, we have an exciting pipeline of new products, which will provide fashionable pieces for the home in durable, flat-packaged formats. Specifically, in tool storage, we have a promising pipeline of new products to add to the successful Milwaukee PACKOUT product line, including drawers, XL toolboxes, coolers, job boxes and organizers. We estimate the size of the market for the Packout system to be $2.5 billion in Europe and North America, and we are already seeing strong commercial success with over 1.5 million units purchased globally. We have also recently expanded our partnership with Techtronic with the launch of a new family of modular systems sold exclusively in Walmart under the Hart brand, targeting casual DIY consumers.

Enhance Our Digital Capabilities to Accelerate Growth in E-commerce Channel

We estimate that Keter leads the market across its categories with regard to online penetration with approximately 30% of sales made online, including both sales through pure-play online retailers and online sales of our omnichannel retail partners. We estimate our overall online penetration is approximately two times greater than the broader home and garden solutions industry. We see significant growth opportunity through this channel as our products are particularly well-suited to online sales, for example, our de-constructible trash cans save approximately 85% of shipping space versus non flat-packed alternatives, and we plan to continue to extend the range of products available for online purchase.

We are also investing in our brands and online presence in order to become more digitally relevant, as consumer decisions are increasingly being informed by online search. For instance, based on surveys, it is estimated that 80% to 90% of purchases are planned across most categories, with a third of consumers using search engines to research products prior to purchase. This trend is particularly pronounced in the outdoor category given the larger product size. A 2018 study by Kantar estimates that approximately 60% of consumers originated their product search online when buying an outdoor shed, and 87% of consumers used online platforms at some point during their purchasing journey. Our brand investments and investments in building a strong, engaging digital presence using inspiration-led content will continue to position Keter to grow share in the online environment, and increase our overall brand visibility and equity.

Additionally, as we continue to invest in our omnichannel business, we have recently launched a number of initiatives to establish a DTC channel. We see the development of our DTC channel as an opportunity to provide authentic, differentiated brand experiences and customer engagement, as well as a useful way to collect direct customer feedback to enhance our product development capabilities while providing a new avenue for growth. Therefore, we believe that a well-established direct-to-consumer channel could serve as a significant growth lever for the company.

Invest in Our Leading Brands to Shape Consumer Purchase Decision and Experience

Our flagship brands, Keter and Curver, have over 30 years of history and are globally recognized by consumers, standing for high quality, durability and great value across our Indoor and Outdoor segments. We plan to accelerate investment in our brands, in order to increasingly win the consideration and purchase decision of consumers in markets in which we participate. We believe that the strong equity of our brands, combined with innovation, assortment, quality and affordability, positions us to increase market share across regions and categories.

We focus our marketing and branding priorities on categories where consumers are invested, and where brand halo can form across several categories, for example across outdoor storage and furniture categories. We specifically use targeted advertising, digital marketing and targeted in-store activities to strengthen awareness and recognition of our brands. Across Europe, we already have the number one aided brand awareness in home organization and number one or number two aided brand awareness in Outdoor. We also intend to bolster our communication around the sustainability of our brands and products toward consumers for whom these attributes are becoming increasingly important.

In certain areas of our business, such as our tool storage business, we will continue to leverage the strength of the brands we partner with to grow our business and maintain our leadership in innovation. We will selectively pursue new opportunities for brand partnerships across specific categories where we see opportunity to create competitive advantage, and these partnerships provide opportunity for additional accretive and sustainable growth.

Expand Our Platform to Attractive New Geographies

Our products are currently available in approximately 100 countries worldwide, although at various degrees of market presence. While our market presence is currently strong in North America and Europe, we plan to continue expanding our geographic presence and penetration within new markets. Our near-term goals are to establish presences in Russia and Mexico, and to broaden our presence in Australia, as we believe that each of these countries represents significant untapped potential for our products. For example, the potential addressable market for Keter in Russia, Mexico, Australia, Japan, China and Brazil was approximately $6 billion in 2020. Geographic expansion will be pursued organically, including through leveraging current relationships with international retailers, and can be accelerated through M&A.

Expand our Platform to Attractive Adjacent Categories

We have significant opportunity to utilize our innovation capabilities in order to expand our product offering and we are constantly assessing opportunities to enter adjacent product verticals or by creating products using new materials in order to improve functionality, visual appeal or other qualities of our existing products. We estimate that close adjacencies into new categories like livable sheds and smart storage represent an additional $6 billion in global addressable market size in 2020.

For example, Keter has developed a unique expertise in the shed and buildings category, with our sales in the category growing at an approximately 14% CAGR from 2018 to 2020. Following that growth, we now have an estimated 6% and 14% market share in the United States and Europe, respectively, within the total market, and an estimated 21% and 47% in the United States and Europe, respectively, within the resin-based market. We are now assessing entry into the ‘livable sheds’ market, a fast-growing market as homeowners and renters are increasingly looking for additional living spaces for home offices, home yoga studios, game rooms and the like. Livable sheds are a natural extension of our outdoor shed business, with much of the infrastructure already in place today. We are also working to develop a high-density material which we would be able to use in our outdoor furniture ranges to compete in the more premium segment of the market.

Leverage Our Scale and M&A Experience to Drive Consolidation, Market Entry and Broaden Our Technology

Keter is a proven consolidator with a track record of value accretive acquisitions. Over the past 30 years, we have completed 15 acquisitions in the United States, the UK, Italy, France, the Netherlands, Germany, Israel and Denmark, and we intend to pursue additional acquisitions to complement our organic growth and achieve our strategic objectives.

We operate in a very fragmented market where many of our direct competitors are either local or regional players. As such, we estimate that players generating less than $50 million of annual sales account for more than 50% market share in the resin-based market segment of our addressable market in Europe and North America. We have identified over 50 potential strategic opportunities, spanning opportunities to consolidate our presence in existing markets, and to diversify into new technologies, categories and geographies.

We are pursuing multiple strategic avenues to create value through M&A by:

•	Consolidating existing markets by acquiring new assets to bolster our positioning and capabilities as well as extract substantial synergies,

•	Expanding into adjacent categories through new brands and/or technology, and

•	Entering into new geographies to establish local presence and brands.

In September 2021, we signed a definitive agreement to acquire Casual Living Unlimited and certain of its affiliates (“Casual Living”). Casual Living is a US-based vertically integrated manufacturer and distributor of specialty recycled poly-resin outdoor furniture and accessories. The acquisition brings a premium, high-quality portfolio in an attractive market that complements Keter’s current offering and presence, as well as post-consumer resin recycling capabilities to further strengthen Keter’s sustainability initiatives. Casual Living generated revenue of approximately $12 million during the year ended December 31, 2020. The acquisition is subject to customary closing conditions and is expected to close in the fourth quarter of 2021. There can be no assurance that the acquisition will close within the time period expected or at all.

Our team has extensive experience in executing and integrating acquisitions and we plan to utilize M&A tactically and strategically to gain access to new markets, complement Keter’s brand portfolio, generate synergies with in-market acquisitions or acquire additional capabilities and new technologies. For example, our recent acquisitions of ABM Italia in 2017 and Adams Manufacturing in 2018 have moved us into leading positions in several of our important geographic markets, including Italy and Canada, which we believe reinforces our market presence in the United States. Through these acquisitions, we have demonstrated our ability to successfully integrate businesses, and extract synergies and strategic benefits, including manufacturing and operational efficiencies. Our scale, industry leadership position, geographic footprint and ability to integrate acquisitions makes us the buyer of choice for many of our potential targets and gives us an advantage over competing potential acquirers. As a result, we have historically been able to achieve attractive multiples in primarily bilateral transactions.

Execute Our Playbook to Drive Margin Expansion and Maintain Margin Resilience

As our topline continues to grow, we have several levers under our control to help drive margin expansion and margin resilience.

Introduction of innovative products will continue to enable us to optimize our product mix, and continue to target higher price point segments. In recent years, we have actively pursued a strategy to replace lower margin products with differentiated, higher margin product lines. As an illustration, products introduced between 2017 and 2020 represented approximately 30% of our sales in 2020 and products introduced over the last two years have a 3.5% higher contribution margin compared to the average of our product portfolio in 2020. As illustrated by the successful execution of our first product rationalization program in 2020, we continuously review our product mix in order to identify less profitable products and to focus on higher priority profitable growth opportunities.

Pricing discipline is essential to our business model. We leverage our relationships with key retailers and our competitive positioning to maintain our prices in deflationary input cost environments and to pass-through price increases in inflationary input cost environments. As an example, we implemented or are implementing annualized price increases of approximately 12% to 22% across most major customers in 2021—a material portion of these price increases becoming effective over the course of the second half of 2021.

We also believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities. Recycled materials represented 40% of our mix of raw materials in 2020, compared to 21% in 2016. Going forward, we aim to reach 55% by 2025. From 2018 to 2020, cost of regrind on a per kilogram basis was approximately 22% lower on average than cost of virgin resin, and illustratively, we estimate that if we are able to reach 50% of recycled resin in our mix of raw materials in 2023, we would achieve savings of approximately €10 million.

Maintaining operational excellence is a focus throughout our organization. In addition to running our operations efficiently, we have a clearly defined roadmap of cost savings initiatives, including footprint optimization and automation projects across the entire group. These projects are being implemented and will deliver substantial cost savings in the foreseeable future. Over the last three years, we have built a track-record at executing on such initiatives as notably highlighted by the closure of four manufacturing plants and 34 warehouses during the same period. Finally, a material portion of our cost base is fixed, and we expect favorable operating leverage as Keter’s growth outpaces investments in our fixed costs.

Our History

Keter was founded in 1948 by the Sagol family in a small workshop in Jaffa, Israel, with the business first established as a low-cost manufacturer to serve the growing DIY segment. Over time, we have been developing our manufacturing and product innovation capabilities and used both to establish leading positions in the markets where we operate. In 1965, Keter introduced injection molding technology into our manufacturing, and by 1978, we began exporting our products globally. In the 1990s, Keter entered a new phase and began a strategy of acquiring and consolidating smaller businesses to expand our assortment, capabilities and geographic presence. In 2005, we acquired the anchor brand for our Indoor segment, Curver, and in 2017 and 2018, we acquired the ABM Italia, Stewart Garden and Adams Manufacturing businesses, significantly expanding our presence in North America, Italy and the UK.

Since the founding of the business, Keter has had an unwavering focus on innovation, with a nimble, creative and entrepreneurial culture. Since the funds advised by BC Partners acquired a controlling stake in Keter in 2016, we have focused on strengthening the professional organization around the business, with the goal of providing strategic oversight and coordination, while maintaining the autonomy and authority of our business units to make key business decisions locally. We have enhanced our financial planning and analytics capabilities and our legal, human resources and other central functions, and we have further invested in new product development and sustainability initiatives. To support our continued growth, we, in partnership with BC Partners, have assembled a senior management team comprised of experienced executives with history and experience in working for large consumer products companies. In 2017, Alejandro Pena joined Keter, having previously worked as U.S. Division President, Appliances at Newell Brands, and prior to that, at Jarden Corporation; he was named Keter’s Chief Executive Officer in February 2018. Pasquale Iannone was appointed our Chief Financial Officer in 2019, having previously worked as Chief Financial Officer of ABM Italia, the company that Keter acquired in 2017. Mr. Pena and Mr. Iannone each have over 20 years of industry experience.

New Product Development

We have a long-established track record of leading our industry in innovation and have been a pioneer in many innovative products and manufacturing techniques in the industry. In 2020, sales of product launched from 2017 to 2020 represented approximately 30% of our revenue, which is the result of a dedicated organization, a consumer-centric approach and substantial investments which we protect through intellectual property rights.

Our continuous efforts toward new product development are conducted in-house and are led by our dedicated team of nearly 70 design and engineering professionals located across four global hubs in Israel, Italy, the Netherlands and the United States. They work collaboratively across teams, including research and development, marketing and engineering. The innovation from our dedicated design hubs and the Keter Innovation Center, specifically dedicated to next generation materials and products, are leveraged across all our business units globally. We maintain strong relationships with Israel’s most prestigious universities in order to attract top design and engineering graduates, and also work in partnerships with incubators, for example i4Valley in Israel.

Our new product development process is driven by consumer insights that we collect, and our innovation and new product development team leverages data and insights from our sales and marketing teams. We not only innovate and create new products, but we continuously reinvent and improve existing products and find more efficient ways to make the same product or a better product at the same cost. We believe that innovation should be centered on consumer needs and wants, identified through market research and testing. Our continuous improvement and reinvention of our core products, development of new products, expansion into adjacent categories and consistent collaboration with our retail customers and partners enable us to remain a leader in our categories and identify or anticipate consumer needs.

We invest substantial resources behind product innovation. In addition to over an average of €60 million in capital expenditures committed to new product molds in total in the last three years, we invest approximately €8 million in R&D costs annually. In order to protect our investments in innovation, we have created a portfolio of intellectual property assets including approximately 1,500 registered patents globally, with approximately 216 additional patents pending, in each case as of September 5, 2021. We work to rigorously enforce our intellectual property rights.

Sales and Marketing

Go-to-Market Strategy

We bring our products to market through a diverse omnichannel strategy in approximately 100 countries around the world, with a focus on the attractive North America and Europe markets where our products are sold in more than 70% of the top-50 hardlines retailers, and have a presence in leading pure-play online retailers such as Amazon and Wayfair.

Retail Customers—Global, Regional and National

Our global, regional, and national retail customer base includes leading home improvement stores, mass merchants, warehouse clubs, hard discount chains, and specialty stores. We have long-established partnerships with most of Europe and North America’s largest retailers across the listed channels of distribution, including The Home Depot, Lowe’s, Costco, Walmart, Target, B&Q, Leroy Merlin, Castorama, IKEA, Action and many others, and we maintain strong relationships with our retail partners, with an average relationship length of approximately 20 years across our top 20 retail partners. Across our customer base we sell products under our own brands and under selected third-party partner brands, and we co-develop store brand products together with our retail partners. Sales to our top ten customers accounted for less than 50% of our total revenue in fiscal year 2020.

We develop and maintain relationships with our retail customers by not only offering them innovative product solutions with merchandising support that deliver attractive profitability and quick inventory turns, but also by developing collaborative relationships based on the following key elements:

•	Experienced local sales teams to ensure communication flow and execution.

•	Strategic commitment to a deep understanding of customer’s business.

•	Superior shopper insights that underpin innovation and growth strategy.

•	Co-development projects to bring to market exclusive consumer solutions.

•	Business analytics and data sharing leading to effective integrated planning.

Our retail partners provide valuable brand validation to their shoppers and access to insights related to the purchasing decision process which are very valuable to our new product development process.

E-commerce

We have also developed an online presence through e-commerce sites such as Amazon, Wayfair and others, as well as having an omnichannel presence through our retail partners. Sales through pure-play retailers comprised 17% of our sales in 2020, and we estimate that across our entire distribution network, our online penetration is approximately 30%, roughly two times greater than the average of the broader home and garden solutions industry. Online sales through pure-play retailers and trackable online sales through our retail partners have grown at a CAGR of 21% from 2018 to 2020. A number of our products, for example garden sheds, are well suited for omnichannel retail because of the product dimensions and the range of products available to consumers. Based upon our growth to date, we are optimistic about continued expansion through this important distribution channel.

Sales Organization

Sales to our retail and ecommerce customers are the responsibility of our dedicated global sales and key account management team. Our sales teams of over 150 associates, which are strategically located across our key markets, are organized by channel and key accounts. They are compensated through an incentive-based program designed to drive focus on and execution of our annual business plan. All ordering and shipping activities are managed through customer service teams strategically located next to our 19 manufacturing facilities to effectively manage the order flow, coordination, communication and on-time and complete delivery of the products. Customer Service teams work closely with our local sales teams to ensure our retail customers receive high-quality customer service. We believe that our local sales teams and global customer service organization provide us with a distinct advantage compared to our direct competitors that often use sales representatives or distributors that carry multiple brands.

Marketing Strategy

We employ a wide range of marketing, public relations and consumer engagement strategies to build lasting relationships with our retail customers and consumers alike. Our marketing strategies include a combination of traditional, digital, and social media, and in-store merchandising initiatives to support our brands. Our digital marketing efforts are focused on consumers, and our primary platforms are our own websites, Keter.com and Curver.com, where consumers can engage with our products, browse catalogs and review product information. We also use social media, including YouTube, Instagram and Facebook, where we have become increasingly more focused. For example, we launched our first European Indoor campaign through our Curver social media platforms in late 2020, and have seen strong results in terms of reach and engagement. Our social media program connects us directly with consumers and helps to cultivate a brand community for our users to share their passion for our brand and products. We also utilize retail merchandising within stores, including creating customized Keter or Curver store-within-a-store concepts at select locations, designing merchandising fixtures with our retail customers, and providing attractive and informative point-of-purchase materials that showcase our product features.

With respect to retail customers, we participate extensively in customer trade shows, and retailer events to introduce Keter and Curver innovative products to targeted audiences and further develop relationships with current and potential new customers. We have built a marketing team that is staffed with highly trained brand and activation experts who create compelling brand and product experiences, including at key trade shows across Europe and the United States. We also operate global showrooms in Treviso, Italy for our Indoor products and in Rijen, Netherlands for our Outdoor products, and we have invested in digital capabilities in order to showcase our assortment to retail customers around the world.

Manufacturing and Distribution

We are a vertically integrated global manufacturer, producing innovative, high-quality durable consumer products. Our process-oriented manufacturing operations are built on extensive design and manufacturing experience and capabilities. We utilize a number of production technologies that enable continued product innovation and facilitate expansion into new markets.

We have made significant investments in people, processes and systems to increase our manufacturing scale and productivity, deploying €168.3 million of capital expenditure from 2018 to 2020, of which approximately 65% was growth related, and approximately 45% was invested in machines, automation and other equipment. As of June 30, 2021, our manufacturing footprint includes 18 facilities across 10 countries in North America, Western Europe and Israel. Across our four plants in North America, we have approximately 700 operations employees, at our nine plants in Europe we have approximately 1,800 operations employees, and at our five plants in Israel we have approximately 1,700 operations employees. Across our plants, we have over 3,450 molds. We have significant capacity across our manufacturing footprint, with substantial room to accommodate future growth. Our Overall Operational Equipment Effectiveness was 75% in 2020, while our TEEP was 57%. Our TEEP was reasonably consistent across regions in 2020, reaching 49% in North America, 59% in Europe and 58% in Israel. Across our manufacturing facilities, we leverage our strong expertise in techniques, including injection molding, resin extrusion, rotational molding and injection blow molding, to produce our broad portfolio of high-quality products. We also have made significant investments to configure each of our manufacturing facilities to be able to utilize recycled materials in production. The size and scale of our business allows us to run efficient manufacturing operations, optimize distribution and minimize lead times, which in turn makes us the preferred partner for our retail customers. We are also heavily focused on automating our production processes.

Manufacturing Facilities

Location	Key Products	Plant Size (sq. ft.)	Owned / Leased
Anderson, IN, U.S.	Cabinets & Shelving	174,000	Leased
Milton, Canada	Home, Medical	386,112	Leased
Portersville, PA, U.S.	Outdoor Furniture	132,000	Leased
Stanley, NC, U.S.	Sheds, Cabinets	277,608	Leased
Banbury, UK	Deck Boxes, Outdoor Furniture	144,000	Leased
Ebes, Hungary	Home, Outdoor Furniture	236,806	Leased
Motta, Italy	Home	290,227	Owned
Niedercorn, Luxembourg	Home	538,196	Leased
Ormelle, Italy	Home, Medical	631,529	Owned
Redruth, UK	Home	230,000	Leased
Rijen, Netherlands	Outdoor Furniture	753,200	Leased
Slupsk, Poland	Home, Deck Boxes	455,055	Leased
Zaragoza, Spain	Home, Outdoor Furniture	113,021	Leased
Alon Tavor	Deck Boxes & Leisure	215,280	Leased
Karmiel (Eder)	Tool Storage	358,807	Leased
Karmiel (Eshel)	Deck Boxes & Leisure	143,807	Leased
Karmiel (Oren)	Sheds & Buildings	612,278	Leased
Yokneam	Outdoor Furniture & Planters	226,044	Leased

Our manufacturing and distribution models vary across our Outdoor and Indoor segments. Outdoor products, including our garden sheds and deck boxes, tend to be more highly specialized, larger items with lower sales velocity and typically require higher manufacturing complexity and specialization than our Indoor products. Outdoor products are also higher value items, and we have in many cases designed them to be shipped in flat-pack formats. As such, in our Outdoor segment, we tend to manufacture products in specialized facilities, for example our hub in Karmiel in Israel, which specializes in manufacturing our garden sheds, exports globally using a network of distribution centers to deliver products to our end markets. We currently utilize 17 distribution centers and warehouses across North America, 24 across Europe and two across Israel. Of our 43 warehouses and distribution centers, 20 are connected to our manufacturing sites and operated by Keter, and 23 are external to our manufacturing sites, of which 17 are operated by third parties. Within our Indoor segment, a number of our products are relatively less specialized, part of permanent assortments and sell at a higher velocity than our outdoor products. We therefore produce key Indoor SKUs at a number of facilities globally, in order to have proximity to retail partners and to be able to react to demand trends and provide elevated service levels. We estimate that replacement capex that would need to be invested by our competitors to replicate our manufacturing footprint is approximately €1.1 billion.

Materials and Suppliers

The primary raw materials used in our products are various petrochemical resins, primarily polypropylene, both in virgin and recycled forms, as well as various additives, including modifiers and pigments. We also purchase metal components, packaging and cushions, mainly for our garden furniture products. Our contracts with suppliers are typically short-term in nature, with terms generally ranging from one to two years, and we periodically tender or negotiate to ensure price competitiveness. Aside from occasional strategic purchases of larger quantities of certain resins and short-term, index-based supply contracts for resins, we generally buy materials on an as-needed basis.

The cost of petrochemical resins used in our manufacturing processes has historically fluctuated in line with regional changes in supply and demand and the price of crude oil. Most of our resins are purchased under supply contracts that are negotiated annually, typically linked to an industry benchmark price index, and have agreements to purchase a minimum amount of resin. In addition, we also purchase resin through spot market purchases that are negotiated on a continuous basis in line with current market prices. We do not hedge our petrochemical resin exposure at this time, but we may choose to enter into such hedges in the future. We seek to mitigate the impact on our business of fluctuation of resin prices, both upward and downward, using four main strategies: (i) increasing the use of recycled resins, which have lower and historically more stable prices than virgin resins, without sacrificing product quality, (ii) maximizing the use of internal regrind (e.g. scrap generated in our manufacturing process), (iii) leveraging our regional footprint to broaden our supplier base and optimize pricing through local purchasing and (iv) through innovation, mix and overall pricing of our products. Successful execution on this strategy has been critical for us to continuously expand our profit (loss) margin from (68.1)% in 2018 to (6.2)% in 2020 and Adjusted EBITDA margin from 8.3% in 2018 to 15.7% in 2020.

We have longstanding relationships with our suppliers, having worked with many for over 10 years. We do not have any supplier concentration risk and have not historically experienced any significant interruptions to supply. With the exception of metals, which are primarily sourced from Asia, our raw materials are dual-sourced and suppliers are predominantly located close to our operations, thereby limiting the risk of potential supply chain disruption.

Competition

We compete in a number of categories in the broader home and garden market. Competition in our categories is based on a number of factors including quality, performance, price, brand recognition and design. We believe Keter benefits from substantial competitive advantages, largely on the basis of:

•

Our superior design and product development capabilities, as supported by our global team of nearly 70 designers and engineers and our substantial investments. Products developed between 2017 and 2020 represented approximately 30% of net sales in 2020 and are largely protected by our intellectual property assets.

•

The breadth of our more than 3,500 product portfolio, which makes us a one stop-shop for our retailers and enables us to serve competing retailers, notably through the offering of product exclusivities.

•	The quality of our products, as highlighted by our strong NPS relative to direct competition.

•

Our strong proprietary and third-party brands; according to our commissioned consulting report we estimate our Keter and Curver brands are cited amongst the top most recognized brands across outdoor storage, outdoor furniture and home organization in Europe, and being well-positioned in the United States.

•	The depth and strength of our retail partners as our products are sold in over 70% of the top 50 hardline retailers across Europe and North America.

Our categories tend to feature fragmented competitive landscapes, and we compete with a number of players with limited brand awareness that often have a narrow product focus or are concentrated within one geographic region. Our largest competitors include Rubbermaid, Sterilite, Suncast and Stanley Black & Decker and Lifetime in North America and Rotho and Grosfillex in Europe. In terms of product range, Sterilite, Stanley Black & Decker and Rotho’s are primarily focused on Indoor products, Suncast and Lifetime are primarily focused on Outdoor products while Rubbermaid and Grosfillex have product ranges in both segments. Within our categories, the largest competitor in terms of size is Sterilite, which is the leader for Indoor in North America but has no significant presence in Outdoor nor in Europe. We estimate that Keter is nearly twice the size of Sterilite within the American and European market in our core categories. Our competitor with the strongest brand recognition is Rubbermaid, which we believe may benefit from stronger brand awareness compared to Keter.

Intellectual Property

We rely on trademark protection to protect our brands, and we have registered or applied to register many of these trademarks. In particular, we believe that our Keter and Curver brands, as well as our license under certain third-party brands (e.g. the Milwaukee brand and certain private labels of our customers) are significant to the success of our business. We also rely on patent protection in the most of the jurisdictions in which we sell our products and in jurisdictions in which our competitors operate. As of September 5, 2021, we had approximately 351 and 309 patents issued in the U.S. and in Europe, respectively, and approximately 68 and 15 patent applications in the U.S. and Europe, respectively, in each case, excluding PCT utility patents applications (13) and registered international design patent deposits (16).

The majority of our issued U.S. patents expire between 2025 and 2036. The majority of our issued EU patents expire between 2026 and 2038. We believe that the expiry of our patents in the next decade would not have a material adverse effect on our business. We also rely on a combination of unpatented proprietary know-how and trade secrets. As we develop technologies and processes that we believe are innovative, we intend to continually assess the patentability of new intellectual property. In addition, we employ various other methods, including confidentiality and nondisclosure agreements with third parties and employees who have access to trade secrets, to protect our trade secrets and know-how. Our intellectual property rights may be challenged by third parties and may not be effective in excluding competitors from using the same or similar technologies, brands or works.

Environmental Laws and Regulations

Our operations and properties are subject to extensive and frequently changing environmental protection and health and safety laws, regulations and ordinances across numerous countries and localities, including the Israeli Business License Law 1968, the Hazardous Materials Law 1993, the U.S. Consumer Product Safety Act and Regulation (EC) No 1907/2006 of the European Parliament and of the Council on the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), among others. These laws, regulations and ordinances, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes.

Some of the environmental laws applicable to us provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property or other impacted properties. Accordingly, such liability could apply to us in connection with any of our current or former manufacturing plants or other properties. In addition, some of these laws provide that persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws, in general, often impose liability whether or not the owner, operator or arranger knew of, or caused, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries, for property damage and/or for clean-up associated with releases of hazardous or toxic substances pursuant to applicable environmental laws and common law tort theories, including strict liability. Failure to comply with environmental laws or regulations could result in severe fines and penalties.

We are not currently aware of any environmental liabilities that would be expected to have a material adverse effect on our business, financial condition or results of operations. We believe we comply in all material respects with environmental laws and regulations and possess the permits required to operate our manufacturing and other facilities. Our environmental compliance costs in the future will depend, in part, on the nature and extent of our manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

Health and Safety Matters

Our health and safety policies and practices include an employee training and competency development program to regularly train, verify and encourage compliance with health and safety procedures and regulations.

Facilities

We have our main administrative offices located in Israel, the Netherlands, Luxembourg, Italy, Poland, the United States, and the United Kingdom. We have office spaces in most of our plants. We currently utilize 17 distribution centers and warehouses across North America, 24 across Europe and two across Israel. Of our 43 warehouses and distribution centers, 20 are connected to our manufacturing sites and operated by Keter, and 23 are external to our manufacturing sites, of which 17 are operated by third parties. See also “—Manufacturing and Distribution.”

Employees and Human Capital

As of June 30, 2021, we had approximately 5,200 employees, including approximately 5,100 full-time employees and approximately 100 part-time employees. As of June 30, 2021, approximately 4,100 employees worked in manufacturing or warehouse roles and the remainder worked in sales, administrative and research and development roles. As of June 30, 2021, approximately 800 employees worked in the United States, approximately 2,000 employees worked in the European Union, approximately 300 employees worked in the UK, and the remaining employees worked in various other locations globally. Our workforce in the US is not unionized but it is unionized in the vast majority of our other plants in Israel and Europe. We are a party to collective bargaining agreement in Israel, France, Luxembourg, Belgium, The Netherlands, Italy and Spain. We believe we have satisfactory relations with our employees.

Legal Proceedings

From time to time, we are involved in various legal proceedings. Although no assurance can be given, we do not believe that any of our currently pending proceedings will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

Board and Senior Management

The following table presents information about the Board of Keter Group SA and senior management upon consummation of this offering.

Name	Age	Position
Non-Employee Directors
Jean-Baptiste Wautier	51	Chairman of the Board of Directors
Côme Arhanchiague	30	Director
Thomas del Marmol	33	Director
Benjamin Dupuy	40	Director
Ralph Kugler	65	Director
David Leland	46	Director
Alan LeFevre	61	Director
Pierre Stemper	50	Director
Tanya Thompson	37	Director
Giuliano Bidoli*	46	Director
Senior Management
Alejandro Pena	53	Group Chief Executive Officer and Director
Angel Sanchez	51	Deputy Group Chief Executive Officer and Head of Europe
Pasquale Iannone	47	Group Chief Financial Officer
Ehud “Udi” Sagi	46	Co-Head, Keter Israel
Iftach Sachar	53	Co-Head, Keter Israel
Kylee Peters	46	Head, Keter North America
Nir Palistrant	55	General Counsel

*	Mr. Bidoli is expected to resign from the Board prior to the consummation of this offering.

Unless otherwise indicated, the current business address for members of our Board and senior management is Keter Group SA, Zone Industrielle, Hahneboesch, L - 4587 Differdange, Grand Duchy of Luxembourg.

Family Relationships

No family relationships or other arrangements exist among any of our directors or senior management.

Board and Senior Management

Non-Executive Directors

The following is a brief summary of the business experience of our Board.

Jean-Baptiste Wautier. Mr. Wautier has served as a member of our Board and Chairman since 2016. Mr. Wautier is a Partner, a member of the Executive Committee and the Chairman of the Investment Committee at BC Partners. He has been a Partner since January 2005, the Chairman of the Investment Committee since January 2013 and a member of the Executive Committee since January 2018. Before joining BC Partners, Mr. Wautier co-founded and led the French Team at Industri Kapital from 2000 to 2005, worked at Morgan Stanley from 1996 to 2000 and at Arthur Andersen from 1993 to 1996. Over the years, Mr. Wautier has participated and led investments across a number of sectors and with a specific emphasis on consumer and retail as well as animal health. He has served as the Chairman of the board of directors of VetPartners since 2018, Chairman of the board of directors of Pronovias since 2017 and a Director of Dümmen Orange since 2015. At BC Partners, Mr. Wautier previously served on the boards of Antelliq, Spotless, Médica and BDR Thermea.

Mr. Wautier holds a degree in Industrial Organization from Université de Paris-Dauphine and a degree in Politics from Institut d’Etudes Politiques de Paris. We believe that Mr. Wautier’s extensive experience in investing and finance and his experience in our industry make him a valuable addition to our Board.

Côme Arhanchiague. Mr. Arhanchiague has served as a member of Keter Group’s Board since October 2019 and will become a member of our Board prior to the consummation of this offering.. Mr. Arhanchiague is a Principal at BC Partners. He joined the firm in 2017 and is currently based in London. Before joining BC Partners in 2017, Mr. Arhanchiague served at Goldman Sachs where he was an associate in the Investment Banking Division focusing on mergers and acquisitions in Europe. He is currently a member of the board of directors of iQera and Advanced Computer Software Group. Mr. Arhanchiague graduated from the Ecole Polytechnique in Paris. He also holds a MS in Operations Research from Columbia University in New York. We believe that Mr. Arhanchiague’s extensive experience in investing and finance and his current experience in our industry make him a valuable addition to our board of directors.

Thomas del Marmol. Mr. del Marmol has served as a member of Keter Group’s Board since 2016 and will become a member of our Board prior to the consummation of this offering. Mr. del Marmol is a Director at BC Partners. He joined the firm in 2015 and is currently based in London. Before joining BC Partners, Mr. del Marmol served at Lazard where he was an associate in the M&A Advisory Division primarily focusing on consumer and retail transactions in Europe. He is currently also a member of the board of directors of Keesing. Mr. del Marmol graduated from the Solvay Brussels School in Brussels. We believe that Mr. del Marmol’s extensive experience in investing and finance and his current experience in our industry make him a valuable addition to our board of directors.

Benjamin Dupuy. Mr. Dupuy has served as a member of our Board since May 2021 and has served as a member of the board of directors of Keter Holdings since 2016. Mr. Dupuy is currently serving as a Partner at BC Partners, where he has held various positions since 2007. Before joining BC Partners, from 2005 to 2007, Mr. Dupuy worked with Bain & Company as a consultant. Mr. Dupuy has participated and led investments in a number of sectors across multiple regions and especially in consumer business services and industrials. Mr. Dupuy holds an M.S. in Aerospace Engineering from the Massachusetts Institute of Technology and ENSTA Paris. We believe that Mr. Dupuy’s extensive experience in investing and finance and his current experience in our industry make him a valuable addition to our Board.

Ralph Kugler. Mr. Kugler will become a member of our Board prior to the consummation of this offering. Mr. Kugler has served as an independent director on our Board since 2017. Mr. Kugler also currently serves as a non-executive director for Headbox Solutions Ltd., Wertheimer UK Ltd., REAch2 Academy Trust, Kugler Advisory Ltd., AI Wertheimer Holdco UK Ltd., and SG Global Topco Ltd. Mr. Kugler has served on numerous audit committees and led several private businesses over the years. Mr. Kugler holds a degree in Economics from the University of Leeds, and an MA in Industrial Relations from the University of Warwick. We believe Mr. Kugler’s experience in management make him a valuable addition to our Board.

Alan LeFevre. Mr. LeFevre will become a member of our Board prior to the consummation of this offering. Mr. LeFevre has served on the Board of Directors of Herbalife Nutrition since 2018. Before joining Herbalife, Mr. LeFevre started his career with Arthur Anderson & Co. in 1982, where he served as a financial expert until 1988. Mr. LeFevre also served as the Chief Financial Officer of Jarden Corp from 2014 to 2016, and as the Chief Financial Officer and Chief Operating Officer of Sunbeam Products/Jarden Consumer Solutions from 2002 to 2014. Over the years, Mr. LeFevre has overseen many important financial and management operations. Mr. LeFevre holds a degree in Accounting from Valparaiso University. We believe Mr. LeFevre’s experience in finance and management make him a valuable addition to our Board.

David Leland. Mr. Leland will become a member of our Board prior to the consummation of this offering. Mr. Leland currently serves as Partner and Head of Capital Markets at BC Partners. Since 2019, Mr. Leland has also served as Chief Executive Officer of BC Partners Securities LLC, a registered broker dealer in the

United States. Before joining BC Partners in 2018, from 2000 to 2018, Mr. Leland served at Citigroup Inc., most recently as Managing Director in the Capital Markets Originations Group, with a focus on leveraged finance. Mr. Leland holds a Bachelor of Business Administration degree with a concentration in Finance from The George Washington University. Mr. Leland’s individual qualifications and background as a director include his extensive finance, and compliance expertise, and his in-depth knowledge of the consumer retail, and home builder sectors. We believe Mr. Leland’s experience in finance and management make him a valuable addition to our Board.

Tanya Thompson. Ms. Thompson has served as a member of Keter Group’s Board since June 2018 and will become a member of our Board prior to the consummation of this offering. Ms. Thompson is currently serving as an Executive Member and Managing Director at BC Partners after serving as Investment Principal from September 2017 to June 2020. Before joining BC Partners, Ms. Thompson worked with LDC (Managers) Ltd as Investment Director from September 2015 through August 2017. Prior to LDC, Ms. Thompson served as CPI Engagement Lead for BP from March 2013 to July 2015 and in various roles, including Senior Consultant, at Stroud International from January 2006 through February 2013. Previously, she served on the board of directors of Rush Hair Limited from January 2017 through July 2017. Ms. Thompson holds a Masters in Engineering and a Masters in Arts from Cambridge University and a Diploma in Financial Management from ACCA. We believe that Ms. Thompson’s extensive experience in finance and her current experience in our industry make her a valuable addition to our Board.

Pierre Stemper. Mr. Stemper has served as a member of our board of directors since 2016. Mr. Stemper is a Director at BC Partners. He joined the firm in 2003 and is currently based in Luxembourg. Mr. Stemper has served on over 40 boards including Krona Management, Phoenix Lux Investment, and United Group. Mr. Stemper graduated from the Ecole de Commerce et de Gestion, Luxembourg. We believe that Mr. Stemper’s extensive experience in finance and his current experience in our industry make him a valuable addition to our board of directors.

Senior Management

The following is a brief summary of the business experience of members of our senior management.

Alejandro Pena has served as our Chief Executive Officer since February 2018 and will become a member of our Board prior to the consummation of this offering. Prior to joining Keter, Mr. Pena held a variety of executive leadership roles at Jarden Corporation and Newell Brands, including President U.S. Division of Jarden Consumer Solutions, a leader in the housewares industry, from 2013. He also held the role of Senior Vice President and General Manager for Global Appliances at that organization from 2008 to 2013. Mr. Pena started his career at Rubbermaid as part of their Global Leadership Development Program. He holds an MBA with a concentration in Marketing from The McCombs School of Business at the University of Texas at Austin and a Bachelor degree in Industrial Engineering from Universidad de los Andes in Bogota, Colombia. Mr. Pena brings with him more than 25 years of experience in consumer products and a passion for innovation. We believe that Mr. Pena’s extensive experience in finance and his current experience in our industry make him a valuable addition to our Board.

Angel Sanchez has served as Deputy Group Chief Executive Officer and Head of Europe since February 2018. Mr. Sanchez joined our team in July 2017 as Chief Marketing Officer. Prior to joining our team, Mr. Sanchez served as CEO of ABM Italia, a leading European resin supplier, from November 2015 to July 2017. From 2005 to 2015, Mr. Sanchez served as the General Manager of a European food and beverage cooperative called Conserve Italia. From 2004 to 2007, Mr. Sanchez worked for a French subsidiary of Conserve Italia called Conserve France. Mr. Sanchez is a graduate in Economic and Business Administration from Universidad de Murcia, and holds an M.B.A. from IESE Business School.

Pasquale Iannone has served as our Group Chief Financial Officer and joined us in this role since July 2019. Prior to this, Mr. Iannone served in various roles within the Keter group since joining in October 2017, including Chief Financial Officer, Europe, Chief Executive Officer, Keter Italia and Chief Financial Officer, Keter Italia. Mr. Iannone was previously with ABM Italia, a multinational plastic injection company based in Italy, where he had served as Chief Global Financial Officer since 2015 until Keter acquired it in 2017. He also served as the Chief Financial Officer at De Agostini Libri, a publishing company based in Novara, Italy. Mr. Iannone worked in finance for more than 20 years, starting with Proctor and Gamble where he served in numerous leadership roles, culminating with Chief Financial Officer of Procter & Gamble Prestige Products in 2006. Mr. Iannone holds a degree in Economic and Business Administration from LUISS Guido Carli University.

Ehud “Udi” Sagi has served as Co-Head, Keter Israel since June 2018 and Head of Outdoor since June 2017. Prior to that, he held various roles within the Keter group, including Managing Director of Garden & Leisure Business Unit from 2013 to 2014, and Managing Director of Deck Boxes from 2014 to 2017. Mr. Sagi holds an MBA in Business Management and Marketing from the Ono Academic College.

Iftach Sachar has served as Co-Head, Keter Israel since June 2018 and is also the Managing Director of Keter Group’s Global Marketing, Innovation and Sustainability Team. Mr. Sachar held various leadership positions within Keter beginning in 2006, including Business Unit Manager and Managing Director, Polygal Products. Mr. Sachar holds a B.A. in Education and Management from Open University.

Kylee Peters has served as President of North America since June 2018. Prior to joining us, Ms. Peters worked for Whirlpool Corporation, a multinational manufacturer and marketer of Home Appliances and served in a variety of leadership roles in KitchenAid Small Appliances, in various roles from October 2009 to June 2018, including US Region General Manager, Global Category Marketing Director Food Prep, which included the iconic Stand Mixer, and in Sales and Marketing positions. Prior to joining Whirlpool Corporation, Ms. Peters worked at Kraft Foods, an American food manufacturing and processing conglomerate, from 2001 to 2009 and held a number of finance and brand management positions. Ms. Peters currently serves on the board and as a member of Young Presidents’ Organization Palm Beach (YPO), an American-based worldwide leadership community. Ms. Peters holds a Bachelor of Business Administration from Kent State University and an M.B.A. from the University of Notre Dame.

Nir Palistrant has served as General Counsel since July 2005. Prior to joining us, Mr. Palistrant served as General Counsel for Keshet Broadcasting Ltd, Israel’s largest commercial television channel, from 2003 to 2005. Mr. Palistrant holds a degree in Law and Business Administration Studies from Haifa University and has been admitted to the Israel Bar since 1997 and to the New York State Bar Association since 2000.

Board Composition and Election of Directors after this Offering

Our Board will consist of                 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. The members of our Board do not have a retirement age requirement under our Articles of Association that will be effective upon consummation of this offering.

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, our Board will be classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors.

Our Class I directors will be                .

Our Class II directors will be                .

Our Class III directors will be                .

We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the Board.

Corporate Governance Practices; Foreign Private Issuer Status

The listing rules of the NYSE, or the NYSE Listing Rules, include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow.

We intend to take advantage of the following limited exemptions:

•	exemption from the majority independent director requirement for domestic issuers under the NYSE Listing Rules;

•	exemption from the requirement under the NYSE Listing Rules that a compensation committee for a domestic issuer be comprised solely of independent directors; and

•

exemption from the requirement under the NYSE Listing Rules that director nominees for a domestic issuer be selected or recommended for selection by a nominations committee comprised solely of independent directors.

Controlled Company Exemption

Upon completion of this offering, BC Partners will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” under corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our Board consist of “independent directors,” as defined under the rules of the NYSE;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have an annual performance evaluation of the nominating and governance committees and compensation committee.

Upon completion of this offering, we expect to utilize each of the exemptions discussed above. In the event that we cease to be a “controlled company,” and to the extent we do not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on the NYSE.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of within the applicable time frame.

Board Committees

Our Board will establish an audit committee, a compensation committee and a nomination and corporate governance committee prior to the consummation of this offering.

Audit Committee

The audit committee, which is expected to consist of                ,                 and                , will assist the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements.                 will serve as Chairman of the committee. In addition, the audit committee will be responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Board has determined that                 satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and expects that upon the consummation of this offering,                 will satisfy such “independence” requirements. Our Board has determined that                 qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. These rules require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement of which this prospectus forms a part. The audit committee will be governed by a charter that complies with the rules of the NYSE.

Compensation Committee

The compensation committee, which is expected to consist of                and                , will assist our Board in overseeing compensation for our executive officers and our directors.                 will serve as Chairman of the committee. In accordance with the NYSE Listing Rules, we will follow home country requirements with respect to the compensation committee, which permit the compensation committee of our Board not to consist entirely of independent directors. See “—Corporate Governance Practices; Foreign Private Issuer Status.”

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which is expected to consist of                 , will assist our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our Board and in developing our code of conduct.                 will serve as Chairman of the committee. As permitted by the NYSE Listing Rules, we intend to opt out of the NYSE Listing Rules which require independent director oversight of director nominations. See “—Corporate Governance Practices; Foreign Private Issuer Status.”

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards.

Duties of Board Members and Conflicts of Interest

Under Luxembourg law, members of our Board have a duty of loyalty to act honestly, in good faith and with a view to the best interests of Keter Group SA. The members of our Board also have a duty to exercise the care, diligence and skills that a reasonably prudent and competent person would be expected to exercise in a similar role and under comparable circumstances. In fulfilling their duty of care to us, the members of our Board must ensure compliance with our articles of association and Luxembourg law. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by a member of our board is breached.

Pursuant to Luxembourg law, any director having a direct or indirect financial interest in a transaction submitted for approval to our Board that conflicts with our interest shall be obliged to advise our Board of the conflict and to cause a record of such director’s statement to be included in the minutes of the meeting. He or she may not take part in these deliberations nor vote on such a transaction. At the next general meeting of shareholders, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest. These provisions do not apply where the decision of the Board related to transactions entered into under fair market conditions in the ordinary course of business.

Employment Agreements

We have entered into employment agreements with a majority of our executive officers. Under these agreements, such executive officers are employed for an indefinite time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for the gross misconduct of the executive officer. We may also terminate an executive officer’s employment without cause upon advance notice within specified periods, depending upon such executive officer’s employment tenure. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based, or if applicable, as provided in the executive officer’s employment agreement. The executive officer may resign at any time upon advance notice within specified periods, depending upon such executive officer’s employment tenure.

Board Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of the Company.

Director and Executive Officer Compensation

The aggregate compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the year ended December 31, 2020 for services in all capacities was €5.2 million, excluding €1.6 million in share-based compensation expense and €0.21 million of amounts set aside or accrued to provide pension, retirement or similar benefits to our executive officers and directors.

2021 Equity Incentive Plan

In connection with this offering, we will adopt a 2021 incentive award plan (the “2021 Plan”), under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our affiliates and subsidiaries are eligible to receive awards under the 2021 Plan. The 2021 Plan is administered by our board of directors with respect to awards to non-employee directors and by the compensation committee of our board of directors with respect to other participants, each of which may delegate its duties and responsibilities to committees of our board of directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. The aggregate number of our ordinary shares that is available for issuance under awards granted pursuant to the 2021 Plan equal to the sum of (i)                    , (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the least of (a) the net number of ordinary shares granted in the most recently concluded calendar year in settlement of awards granted under the 2021 Plan, (b) 3% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year, or (c) a lesser number as may be determined by our board of directors; provided,

however, that no more than                shares may be issued upon the exercise of incentive stock options. The shares may be authorized but unissued shares, treasury shares, shares purchased in the open market, or any combination of the preceding categories as the compensation committee determines in its sole discretion. If an award under the 2021 Plan is forfeited or cancelled, any shares subject to such award may, to the extent of such forfeiture, or cancellation, be used again for new grants under the 2021 Plan. However, shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award under the 2021 Plan will not be added to the shares authorized for grant. Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards that may be granted to any person who is eligible for awards solely by virtue of service as a director pursuant to the 2021 Plan during any calendar year may not exceed $1,000,000.

Awards. The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in ordinary shares, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

Stock Options. Stock options provide for the purchase of ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable ordinary shares that remainforfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of ordinary shares in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested ordinary shares that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from ordinary shares or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions. The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), if an award is continued, assumed or replaced by the surviving entity, and a participant incurs a termination of service without “cause” (as such term is defined in the discretion of the plan administrator or as set out in an award agreement) upon or within 24 months following the change in control, the participant’s award shall become fully vested. To the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may cause all such awards to become fully vested and exercisable in connection with the transaction or to terminate in exchange for cash, rights or other property. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, ordinary shares that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend, suspend or terminate the 2021 Plan at any time; provided, however, that to the extent that any applicable law, tax requirement, or rule of a stock exchange requires shareholder approval in order for any such revision or amendment to be effective, such revision or amendment shall not be effective without such approval. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the date on which our board of directors adopted the 2021 Plan.

IPO Issuances

In connection with this offering and the contribution of Krona Management to Keter Group SA as described under “Presentation of Financial and Other Information”, we intend to issue                 ordinary shares to certain of our current and former employees, including our current senior management team, assuming the initial public offering price is the mid-point of the range on the cover of this prospectus. If the initial public offering price is

$1.00 greater than the mid-point of the range, the number of ordinary shares to be issued to such current and former employees will increase by                 . If the initial public offering price is $1.00 less than the mid-point of the range, the number of ordinary shares to be issued to such current and former employees will decrease by                 .

In connection with this offering, we also intend to grant the following awards to current employees, including our senior management team, under the 2021 Equity Incentive Plan:

•

stock options exercisable at the initial public offering price with a grant date value of $                 , which based on the mid-point of the range on the cover of this prospectus would result in the grant of                 stock options. These options will vest in one-third increments annually on the first three anniversaries of the date of this offering subject to continued employment with the Company. and

•

a number of RSUs equal to $                 divided by the initial public offering price, which based on the mid-point of the range on the cover of this prospectus would result in the grant of                 RSUs. These RSUs will vest in one-third increments annually on the first three anniversaries of the date of this offering subject to continued employment with the Company.

We also intend to issue                 RSUs to our senior management team, assuming the initial public offering price is the mid-point of the range on the cover of this prospectus. If the initial public offering price is $1.00 greater than the mid-point of the range, the number of RSUs to be issued to our senior management team will increase by                 . If the initial public offering price is $1.00 less than the mid-point of the range, the number of RSUs to be issued to our senior management team will decrease by                 . These RSUs will vest on the six-month anniversary of the date of this offering.

Insurance and Indemnification

We will provide liability insurance for our directors and officers against certain liabilities, which they may incur in connection with their activities on our behalf. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law and subject to certain exceptions, against liabilities and all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she is involved by virtue of him or her being or having been a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our articles of association or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PRINCIPAL SHAREHOLDERS

The following table presents information relating to the beneficial ownership of our ordinary shares as of                , 2021 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each director and member of our senior management; and

•	all of our directors and senior management as a group.

The number of ordinary shares beneficially owned by each entity, person and director or member of our senior management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of                , 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned before this offering is based on zero ordinary shares outstanding as of                 , 2021. The percentage or ordinary shares beneficially owned after this offering is based on the number of our ordinary shares to be outstanding after this offering, including                 ordinary shares to be issued and sold by us in this offering, but assumes no exercise by the underwriters of their option to purchase additional ordinary shares from us.

As of                , 2021, approximately                of our outstanding ordinary shares are held by                and                  record holders in the United States, respectively. Upon the consummation of this offering, all ordinary shares will carry one voting right. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Unless otherwise indicated below, the address for each beneficial owner is c/o Keter Group SA, Zone Industrielle, Hahneboesch L - 4587 Differdange, Grand Duchy of Luxembourg.

	Beneficial Ownership Before the Offering			% of Total Voting Power Before the Offering	Beneficial Ownership After the Offering			% of Total Voting Power After the Offering
	Shares	%			Shares	%
Name of Beneficial Owner
5% Beneficial Owner:
BC Partners(1)			%				%

	Beneficial Ownership Before the Offering			% of Total Voting Power Before the Offering	Beneficial Ownership After the Offering			% of Total Voting Power After the Offering
	Shares	%			Shares	%
Name of Beneficial Owner
Board and Senior Management:
Jean-Baptiste Wautier			%				%
Côme Arhanchiague			%				%
Thomas del Marmol			%				%
Benjamin Dupuy			%				%
Ralph Kugler			%				%
Alan LeFevre			%				%
Tanya Thompson			%				%
Pierre Stemper			%				%
Giuliano Bidoli**			%				%
Alejandro Pena			%				%
Angel Sanchez			%				%
Pasquale Iannone			%				%
Ehud Sagi			%				%
Iftach Sachar			%				%
Kylee Peters			%				%
Nir Palistrant			%				%
All executive officers and board members as a group ( persons)			%				%

*	Indicates beneficial ownership of less than 1%
**	Mr. Bidoli is expected to resign from the Board prior to the consummation of this offering.

(1)

The number of shares listed as beneficially owned represents                  ordinary shares held by Keter Acquisition S.à r.l., which is a partially owned subsidiary of Krona Investments S.à r.l. Krona Investments S.à r.l. is owned by BC European Capital IX and BC European Capital Keter Co-Investment-1 L.P., each of which are controlled by CIE Management IX Limited, which is an entity under common control with BC Partners LLP and has investment control over the ordinary shares. The principal address of CIE Management IX Limited is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands.

RELATED PARTY TRANSACTIONS

The following is a description of related-party transactions we have entered into since January 1, 2018 with any of the members of the Board, our senior management and the holders of more than 5% of our ordinary shares.

Investor Rights Agreement

Effective at the closing of this offering, we will enter into an investor rights agreement with affiliates of BC Partners with respect to certain director nomination rights, governance matters, registration rights and other rights, or the Investor Rights Agreement.

The following is a summary of the material terms of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreement, which contain a complete statement of those terms. The Investor Rights Agreement will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Director Nomination Rights

The agreement will provide that as long as such stockholders continue to hold at least a majority of the combined voting power of our outstanding ordinary shares, the individuals nominated for election as directors by or at the direction of our Board shall include a number of individuals selected by such stockholders such that, upon the election of each such individual, and each other individual nominated by or at the direction of our Board or a duly-authorized committee of the board, as a director of the Company, the individuals selected by such stockholders will constitute a majority of our Board. In the case of a vacancy on our Board created by the removal or resignation of an individual selected for nomination by such stockholders, the agreement will require us to nominate another individual selected by such stockholders.

Registration Rights Agreement

Effective at the closing of this offering, we will enter into a registration rights agreement with affiliates of BC Partners, which will provide certain stockholders and their permitted transferees with certain registration rights pursuant to which, following this offering and the expiration of any related lock-up period, such stockholders can require us to register ordinary shares under the Securities Act. The agreement will also provide for customary piggyback registration rights.

Interests of Management and Others in Material Transactions

Other than as described in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Agreements and Arrangements with Senior Management

A majority of our executive directors are employed under an employment agreement for an indefinite period of time. These agreements will provide for benefits upon a termination of service as expressly required by applicable law of the jurisdiction where the executive officer is based. See “Management—Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with the members of our Board. The indemnification agreements and our Articles of Association require us to indemnify the members of our Board against financial losses or damages or any expense reasonable paid or incurred in connection with any threatened, pending, or completed suit, claim, action or legal proceeding, in each case to the extent permitted by law, subject to certain exceptions.

PIK Loans

On October 31, 2016, Krona Holding (Luxembourg) II SARL, as borrower, and Krona Holding entered into the PIK Facility Agreement with Curver Netherlands B.V., Galvaude Private Investments Inc., a subsidiary of PSP Investments Holding Europe Ltd, a shareholder of Krona Acquisition S.à r.l., and BCP Special Opportunities Fund I L.P., an indirect subsidiary of BC European Capital IX L.P., the ultimate parent of Krona Holding (Luxembourg) I S.à r.l. PIK loans received under the PIK Facility Agreement are repayable in full on October 31, 2024 and bear an annual interest rate, payable every six months, of 11% when the interest is paid in cash at our option, or of 11.5% when the interest is accrued, and added to the outstanding principal. We have not made cash interest payments on the PIK loan since 2016. The total loan outstanding as of June 30, 2021 was €236,710,000, as compared to €216,341,000 as of December 31, 2020. We intend to repay the PIK loans in full with the net proceeds of this offering. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Other Loans

On September 1, 2018, Krona Holding and its subsidiaries received a €28,303,000 loan from its parent company, Keter Group Holding S.à r.l. The loan bore an annual interest rate of 3.71% and was repayable on August 31, 2023. On December 1, 2019, the loan, including accrued interest, was converted into equity.

Transactions with JIH

Certain members of the Sagol family and their affiliates own a minority equity interest in our parent company, Keter Group Holding S.à r.l., through their ownership of Jardin International Holding B.V, or JIH. See note 22.4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Transitional service agreement

As part of the purchase agreement of our company by affiliates of BC Partners from the Sagol family, Krona Holding and its subsidiaries entered into a transitional service agreement, or TSA, with several of JIH related entities. See Note 22 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Lease agreement in Belgium

Until 2020, Krona Holding leased a plant in Belgium from a JIH related entity. During the lease period, Krona Holding incurred refurbishment costs of €375,000, which were recharged to the lessor. In early 2019, we vacated the plant pursuant to a termination agreement with the lessor. See Notes 15.2 and 22 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Reorganization Transactions

In connection with the consummation of this offering, we will effect the reorganization transactions as described in this prospectus. See “Presentation of Financial and Other Information” for further information.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we expect that our Board will adopt a policy providing that the audit committee will review and approve or ratify material transactions, arrangements, or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. A “related person” is a director, director-nominee, executive officer, or beneficial holder of more than 5% of our voting securities or an immediate family member thereof. A transaction involving an amount in excess of $120,000 is presumed to be a material transaction, though transactions involving lower amounts may be material based on the facts and circumstances. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review whether the transaction is on terms comparable to those that could be obtained on terms no less favorable to the Company than could have been reached with an unrelated third party and the extent of the related person’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of the Code of Business Conduct and Ethics that we intend to adopt upon completion of this offering. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of agreements, and are qualified in their entirety by reference to such agreements.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description of our share capital summarizes certain provisions of the articles of association that will be in effect on or prior to the date of the closing of this offering, or our Articles. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibit for a complete understanding of our Articles. See also “—Differences in Corporate Law.”

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of Luxembourg. We are registered with the Trade and Companies Register in Luxembourg under the number B255799. We were incorporated on May 20, 2021, under the name Keter Group SA. Our registered office is located at Zone Industrielle, Hahneboesch, L - 4587 Differdange, Grand Duchy of Luxembourg.

Our Company has legal personality. The corporate object of our Company is set out in our Articles. Our corporate object is to be interpreted in the broadest sense and any transaction or agreement which is entered into by our Company that is not inconsistent with our corporate object will be deemed to be within the scope of such objects or powers.

Since our incorporation, other than the creation and further increase in our authorized share capital and a change in the nominal value of our ordinary shares, there have been no material changes to our share capital. We have not undergone any bankruptcy, receivership or similar proceedings.

Shares

The ordinary shares will be entitled to participate equally in distributions made by the Company, with economic entitlement being proportionate to the number of shares held in the Company and not the percentage of share capital of a shareholder. Each ordinary share will be entitled to one (1) vote per share.

Shares are issued in registered form only and no certificates will be issued. The Company is entitled to treat the registered holder of any share as the absolute owner thereof and is not bound to recognize any equitable claim or other claim or interest in such share on the part of any other person.

Issuance of Shares

Our shareholders have authorized the Board during a period of five (5) years from the date of creation of the authorized share capital or any subsequent resolutions to create, renew or increase the authorized share capital, to grant options to subscribe for shares, to issue any other instruments convertible into or exchangeable for shares of the Company within the limits of the authorized capital to such persons and on such terms as they shall see fit and specifically to proceed with such issue without reserving a preferential right to subscribe to the shares issued for the existing shareholders and it being understood, that any issuance of such instruments will reduce the available authorized capital accordingly. Shareholders may at a General Meeting adopted in the manner required for an amendment of the Articles and subject to the provisions of the Luxembourg law, each time for a period not exceeding five (5) years, renew or extend such authorized share capital and authorization to the Board to issue shares.

Immediately following the completion of this offering, our authorized share capital will consist of                  ordinary shares with a par value of €0.01 per share. Upon completion of this offering, there will be                 ordinary shares issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional shares issued by the Company. All of our issued and outstanding ordinary shares will be fully paid and the Board cannot call on or compel shareholders to contribute additional amounts to the Company.

Our Board is authorized to allocate existing shares of the Company without consideration or to issue new shares, or the Bonus Shares, paid-up out of available reserves (i) to employees of the Company or to certain classes of such employees, (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten percent (10%) of the share capital or of the voting rights, (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten percent (10%) of the share capital or of the voting rights of the Company, (iv) to employees of companies or economic interest groupings in which at least fifty percent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty per cent (50%) of the share capital of the Company and/or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above, or the Beneficiaries of Bonus Shares. The Board sets the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is automatically cancelled in case of issuance of Bonus Shares.

The Company may issue additional shares, including preference shares, from time to time, either at par or at a premium and with such rights and restrictions (with respect to dividends, voting, return of capital, or otherwise) as we may direct by resolution passed at an extraordinary General Meeting held in the manner required for an amendment to the Articles, or as may be determined by the Board pursuant to the authority to issue authorized shares, as provided for in the Articles.

No Preferential Right to Subscribe for Ordinary Shares

Our Articles provide (subject to the limitations described above) that the Board is authorized to issue shares for a period of five (5) years from the date of creation of the authorized share capital within the limits of the authorized share capital and to limit or withdraw any and all preferential right to subscribe to the shares issued for the existing shareholders which would be applicable in respect of such issuance. This authorization may be renewed, amended or extended by special resolution at a General Meeting of shareholders, and the Company plans to seek such renewal in the future. The preferential rights to subscribe to the shares issued applicable to the issuance of ordinary shares in this offering will have been withdrawn by the Board.

Meetings of Shareholders

The Company will convene at least one General Meeting of shareholders each calendar year, or the Annual General Meeting, for the purpose of, among other things, approving the annual accounts and electing directors. Under Luxembourg law, the Annual General Meeting must be held within six (6) months of the end of the financial year of the Company. Subject to the provisions of Luxembourg law, the Board may, during the course of any General Meeting, adjourn such General Meeting for four (4) weeks. The Board shall do so at the request of one or several shareholders representing at least ten per cent (10%) of the share capital of the Company.

The General Meeting of shareholders of the Company may at any time be convened by the Board or, as the case may be, by the statutory auditor(s).The General Meeting of shareholders must be convened by the Board or the statutory auditor(s) upon the written request of one or several shareholders representing at least ten per cent (10%) of the Company’s share capital. In such case, the general meeting of shareholders shall be held within a period of one (1) month from the receipt of such request. In addition, one or more shareholders representing at least ten per cent (10%) of the Company’s share capital on the date of the notice to the Company, may require that the Company include on the agenda of such General Meeting one or more additional items. The convening notice for every General Meeting of shareholders shall contain the date, time, place and agenda of the meeting and may be made through announcements filed with the Luxembourg Trade and Companies Register and published at least fifteen (15) days before the meeting, on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper. In such case, notices by mail shall be sent at least eight (8) days before the meeting to the registered shareholders by ordinary mail (lettre missive). Alternatively, the convening notices may be exclusively made by registered mail in case the Company has only issued registered shares or if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication. If all of the shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication. No business may be transacted at a General Meeting, other than business that is properly brought before the general meeting in accordance with our Articles.

Voting Rights

The share with the lowest nominal value represents one vote in general meetings of shareholders. The number of votes attached to a share having a higher nominal value is determined by dividing its nominal value by the aforementioned lowest nominal value. Fractional votes per share are not taken into account unless otherwise provided for by Luxembourg law. Accordingly, holders of our ordinary shares are entitled to one (1) vote per share on all matters submitted to a vote of holders of ordinary shares. Luxembourg law does not provide for cumulative voting in the election of directors. Voting of shareholders at a general meeting may be in person, by proxy or by voting form. Our Articles specify how the Company shall determine the shareholders of record entitled to notice of or to vote at any General Meeting of shareholders or any adjournment thereof.

Our Articles distinguish ordinary resolutions and special resolutions.

Ordinary Resolutions. Our Articles provide that ordinary resolutions at a general meeting of shareholders duly convened shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented. Abstentions and nil votes are not taken into account.

Special Resolutions. Our Articles require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) an increase or decrease of the authorized or issued capital decided by the shareholders, (b) an amendment to our Articles and (c) dissolving the Company. Pursuant to our Articles, for any special resolutions to be considered at a general meeting the quorum is more than half (1/2) of the Company’s share capital in issue present in person or represented by proxy, taking into account the par value of each ordinary share (€0.01), unless otherwise mandatorily required by Luxembourg law. Any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative vote of holders of at least two-thirds (2/3) of the votes validly cast on such resolution by shareholders entitled to vote.

Upon the completion of this offering, as a result of its ownership of our ordinary shares, we expect that BC Partners will control approximately     % of the combined voting power of our ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares issued by the Company. Accordingly, except as provided in our Articles, BC Partners can control the outcome of any action requiring the general approval of our shareholders (except for any action which relates to variation of class rights or requires unanimous approval).

The Board may suspend the right to vote of any shareholder if such shareholder fails to fulfill its obligations under the Articles (as in effect on the closing date of this offering) or any deed of subscription or deed of commitment entered into by such shareholder.

Amendment of the Articles

Except where the Articles authorize the Board to approve an increase or a reduction in share capital and subsequently record such change within the timeframe provided by Luxembourg law in the presence of a Luxembourg notary, our Articles require a special resolution approved at an extraordinary General Meeting of shareholders to amend the Articles. The agenda of the extraordinary General Meeting of shareholders must indicate the proposed amendments to the Articles. Any resolutions to amend the Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Certain provisions of our Articles relating to the provisions requiring equivalent dividends for ordinary shares and the amendment provisions of the Articles, may not be rescinded, altered or amended without approval by the affirmative vote of a simple majority of the votes validly cast by holders of ordinary shares voting as a class at which holders of in excess of one-third (1/3) of the ordinary shares are present in person or by proxy, or the Approval, and subject to any applicable greater quorum or majority requirements as may be provided for under Luxembourg law; provided that no such class vote is required to correct a manifest error or for an amendment that would not adversely affect the holders of ordinary shares.

Variation of Share Rights

Under Luxembourg law, where a resolution of an extraordinary General Meeting of shareholders will change the rights of the ordinary shares or any other outstanding class of shares, the resolution must, in order to be valid, fulfil the quorum and voting requirements for an extraordinary General Meeting with respect to each such class.

Conversion

The ordinary shares are not subject to any conversion right.

Dividend Rights

Under Luxembourg law, dividends may only be declared from the freely available distributable reserves of the Company. Interim dividends may be declared by the Board, subject to certain mandatory legal requirements as detailed in the Articles. The General Meeting of shareholders would in the normal course be asked to declare as final the interim dividends paid during the year. The shareholders may declare dividends at a General Meeting, but, in accordance with the Articles, such dividends may not exceed the amount recommended by the Board.

Distributions on Winding up of the Company

Any voluntary dissolution of the Company will take place in accordance with the provisions of Luxembourg law. We may only be placed into voluntary dissolution if shareholders vote in favor of such dissolution by means of a special resolution passed at an extraordinary General Meeting.

In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities in proportion to the number of shares owned by them, without regard to the par value of the shares.

Because all shares of the Company, including the shares offered hereby, will be fully paid, shareholders will have no liability in the event of a winding up of the Company, unless they are deemed to be a de facto manager (gérant de fait) exercising effective and continuing control over the Company by positive actions.

Share Repurchases

Pursuant to our Articles, our Board may purchase our own shares in accordance with Luxembourg law on such terms and in such manner as may be authorized by the General Meeting of shareholders in an ordinary resolution, subject to the rules of any stock exchange on which our shares are traded.

Board of Directors

Our Articles provide that our business is to be managed and conducted by or under the direction of our Board. In managing the business of the Company, the Board may exercise all the powers of the Company that are not reserved by Luxembourg law or by the Articles to the General Meeting of shareholders. There is no requirement in our Articles or Luxembourg law that directors hold any of our shares. There is also no requirement in our Articles or Luxembourg law that directors must retire at a certain age.

Our Articles provide that our Board shall consist of no fewer than three and no more than fifteen directors. Our Board will be classified into three classes of directors that are, as nearly as possible, one third (1/3) of the total number of directors constituting the entire Board. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each Annual General Meeting. The Board shall designate the directors who will initially serve in each class. Any director appointed to fill any vacancy on the Board must be put in a specific class and only serves until the term of such class expires.

Our Articles provide that any director may be removed at a shareholders meeting with or without cause by an ordinary resolution and any vacancy on the Board, may be filled by our Board (other than where a director is removed from office by the shareholders, in which case the shareholders shall elect a director to fill such vacancy by ordinary resolution in accordance with our Articles), acting by a simple majority, on a provisional basis until the provisional appointment of the director appointed by the Board is confirmed at the next General Meeting of shareholders.

The compensation of our directors will be determined by our Board subject to ratification by shareholders, and there is no requirement that a specified number or percentage of independent directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors. Our directors who are also employees of the Company are not expected to receive separate compensation for their service as directors.

Mergers and De-mergers

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to the absorbing company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, subject to certain exceptions, be approved by a special resolution of shareholders of the Luxembourg company to be held before a notary. Similarly, a de-merger of a Luxembourg company is, in principle, subject to certain exceptions subject to the approval by a special resolution of shareholders.

Anti-Takeover Provisions

Certain provisions of our Articles may have the effect of delaying, deferring or discouraging another person from acquiring control of us, including the following:

•

Classified Board. Our Board will be classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each Annual General Meeting. The existence of a classified board might deter a potential offeror from seeking to acquire the Company, as, among other things, a potential offeror could not obtain majority control of the Board through a single contested election.

•

Notice Requirements for Shareholder Proposals. Luxembourg law and our Articles provide that one or more shareholders together holding at least the 10% threshold may request the addition of one or more items to the agenda of any General Meeting. The request must be sent to the registered office by registered mail, at last five clear days before the meeting is held. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These requirements may make it more difficult for our shareholders to bring matters before a General Meeting.

•

Purchase of own shares. Luxembourg law provides that if the acquisition of the Company’s own shares is necessary to prevent serious and imminent harm to the Company, the acquisition can be made without prior authorization of the General Meeting of shareholders.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Luxembourg law. Minority shareholders holding securities entitled to vote at the General Meeting that resolved on the granting of discharge to the directors, holding at least the 10% threshold may bring an action against the directors on behalf of the Company. Minority shareholders holding at least the 10% threshold may also ask the directors questions in writing concerning acts of management of the Company or one of its subsidiaries, and if the Company fails to answer these questions within one month, these shareholders may apply to the Luxembourg courts to appoint one or more experts instructed to submit a report on these acts of management. Furthermore, consideration would be given by a Luxembourg court in summary proceedings to acts that are alleged to constitute an abuse of majority rights against the minority shareholders.

Indemnification of Directors and Officers

Our Articles provide that we will, to the extent permitted by law, indemnify our directors and officers against liability and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, except in cases of fraud, dishonesty, gross negligence, willful misconduct or action giving rise to criminal liability. The indemnification extends, among other things, to legal fees, costs and amounts paid in the context of a settlement. We intend to enter into separate indemnification agreements with our directors and executive officers.

Our Articles further provide that we may purchase and maintain insurance or furnish similar protection or make other arrangements, including, but not limited to, providing a trust fund, letter of credit or surety bond on behalf of our directors or officers against any liability asserted against them in their capacity as a director or officer.

Access to Books and Records and Dissemination of Information

The register of shareholders of the Company is open to inspection, at the Company’s registered office, by shareholders.

Each year, the shareholders have the right to inspect, at the Company’s registered office, for at least eight calendar days prior to the Annual General Meeting, among other things (i) the annual accounts and the list of directors and of the statutory auditors, (ii) the report of the statutory auditors and (iii) in case of amendments to the Articles, the text of the proposed amendments and the draft of the resulting consolidated Articles. Each shareholder is entitled to obtain free of charge, upon request and against evidence of his title, eight days before the General Meeting, a copy of the annual accounts as well as the report from the management report and of the statutory auditors.

Registrar and Transfer Agent

We have appointed American Stock Transfer & Trust Company, LLC as our U.S. registrar and transfer agent, and all ordinary shares and shareholders are transferred from the register held at our registered office to the register held by our U.S. registrar and transfer agent. The register of shareholders to be kept at the Company’s registered office will contain the holders of ordinary shares with reference to the records of the U.S. registrar and transfer agent. The U.S. registrar and transfer agent will provide to the Company, upon request, a copy of such register of ordinary shares (to enable the Company to comply with its obligations in case a shareholder arrives at the registered office to inspect the shareholders register).

Listing

We intend to apply to list our ordinary shares on the NYSE under the symbol “KETR.”

Differences in Corporate Law

We are incorporated under the laws of Luxembourg. The following discussion summarizes certain material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Luxembourg and Delaware.

Luxembourg:	Delaware:

Board of Directors

Pursuant to Luxembourg law, our Board must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the Board, the shareholders or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be reelected, but the term of their office may not exceed six years.

Pursuant to our articles of association, directors are elected by a simple majority vote at a general meeting. Abstentions are not considered “votes.”

Our articles of association provide, that in case of a vacancy, the remaining members of the Board may elect a director to fill the vacancy.

Our articles of association provide for different classes of directors, and each director has one vote.

Our articles of association provide that the Board may set up committees and determine their composition, powers, and rules.

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes, and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Interested Shareholders
Under Luxembourg law, no restriction exists as to the transactions that a shareholder may conclude with us. The transaction must, however, be in our corporate interest and be made on arm’s length terms.	Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

Luxembourg:	Delaware:

Interested Shareholders
A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 of the Delaware General Corporation Law through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Amendment of Governing Documents

Under Luxembourg law, amendments to our articles of association require an extraordinary general meeting of shareholders held in front of a public notary at which at least one half of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of a notice published on the Recueil Electronique des Sociétés et Associations and in a Luxembourg newspaper at least 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. This also applies with respect to any beneficiary certificates. An increase of the commitments of its shareholders require, however, the unanimous consent of the shareholders (and bondholders, if any).

Our articles of association provide that for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least one-half of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law or the certificate of incorporation, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the Board may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

Luxembourg:	Delaware:

Amendment of Governing Documents
In very limited circumstances, the Board may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of our authorized share capital within which the Board is authorized to issue further ordinary shares or in the context of a share capital reduction and cancellation of ordinary shares. The Board is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of association. The above also applies in case of the transfer of our registered office outside the current municipality.

Meetings of Shareholders

Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year within six months as from the close of the financial year. The purpose of such ordinary general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments, and grant discharge to the directors.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law, the Board is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements:

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: Pursuant to Luxembourg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg:	Delaware:

Meetings of Shareholders

Extraordinary Resolutions: Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preferential rights to subscribe for ordinary shares, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution, and (v) an amendment of the articles of association.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Shareholder Approval of Business Combinations

Under Luxembourg law and our articles of association, the Board has the broadest power to take any action necessary or useful to achieve the corporate objective. The Board’s powers are limited only by law and our articles of association.

Any type of transaction that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution, or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders.

Transactions such as a sale, lease, or exchange of substantial company assets require only the approval of the Board. Neither Luxembourg law nor our articles of association contain any provision specifically requiring the Board to obtain shareholder approval of the sale, lease, or exchange of substantial assets of ours.

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease, or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.

Shareholder Action Without a Meeting

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

Luxembourg:	Delaware:

Distributions

Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general meeting of shareholders based on the recommendation of our Board, except in certain limited circumstances. Pursuant to our articles of association, our Board has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law.

Distributions (in the form of either dividends, share premium reimbursements or capital surplus reimbursements) may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law.

Under Luxembourg law, the amount of a distribution paid to shareholders (including in the form of dividends or share premium reimbursements) may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. Furthermore, no distributions (including in the form of dividends or share premium reimbursements) may be made if net assets were, at the end of the last financial year (or would become, following such a distribution), less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium and distributions in the form of capital surplus reimbursements may only be made out of capital surplus.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Luxembourg:	Delaware:

Repurchases and Redemptions

Pursuant to Luxembourg law, we (or any party acting on our behalf) may repurchase our own shares and hold them in treasury, provided that:

•  the shareholders at a general meeting have previously authorized our Board to acquire our ordinary shares. The general meeting shall determine the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of repurchase for consideration, the maximum and minimum consideration, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either us or by a person acting in its own name but on our behalf for the distribution thereof to our staff or to the staff of a company with which we are in a control relationship;

•  the acquisitions, including ordinary shares previously acquired by us and held by us and shares acquired by a person acting in his or her own name but on our behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•  the ordinary shares repurchased are fully paid-up; and

•  the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented (and except for acquisitions made on Nasdaq).

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to us, provided that the Board informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the ordinary shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for them, and (ii) in the case of ordinary shares acquired by either us or by a person acting on our behalf with a view to redistributing the ordinary shares to our staff or its controlled subsidiaries, provided that the distribution of such shares is made within 12 months from their acquisition.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Luxembourg:	Delaware:

Repurchases and Redemptions

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce our capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares under Luxembourg law).

Any shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on our balance sheet a non-distributable reserve of the same amount must be reflected as a liability. Our articles of association provide that shares may be acquired in accordance with the law.

Transactions with Officers or Directors

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with us to the extent the contract or the transaction is in our corporate interest.

Luxembourg law prohibits a director from participating in deliberations and voting on a transaction if (i) such director has a direct or indirect financial interest therein, and (ii) the interests of such director or conflict with our interests. The relevant director must disclose his or her personal financial interest to the members of the Board and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

Our articles of association may require that certain transactions between a director and us be submitted for approval by our Board and/or shareholders. Our articles of association provide that no director, solely as a result of being a director, shall have any duty to refrain from any decision or action to enforce its rights under any agreement or contract with us. A director who has an interest in a transaction carried out other than in the ordinary course of business that conflicts with our interests must advise the Board accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next general meeting of shareholders, before any vote on the matter.

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest, provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (i) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts, or (ii) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If the board of directors’ approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Luxembourg:	Delaware:

Fiduciary Duties of Directors

The Board must act as a collegial body in the corporate interest of a company and has the power to take any action necessary or useful to realize the corporate objects of a company, with the exception of the powers reserved by Luxembourg law or by the articles of association to the general meeting of shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. The standard of care required from directors in the execution of their mandate vis-à-vis the company is the standard that an ordinary prudent or reasonable person would apply to his or her own affairs. The standard of care is more onerous where a director has special skills or where such director receives remuneration for his or her office.

In addition, Luxembourg law imposes specific duties on directors and officers of a company to comply with Luxembourg law and the articles of association of a company.

Under the Delaware General Corporation Law, except as otherwise provided in a company’s certificate of incorporation, the board of directors of a Delaware company bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware company owe fiduciary duties of care and loyalty to a company and its shareholders. Delaware courts have decided that the directors of a Delaware company are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also subjected directors’ actions to enhanced scrutiny in certain situations, including if directors take certain actions intended to prevent a threatened change in control of a company or in connection with transactions involving a conflicted controlling shareholder. In addition, under Delaware law, when the board of directors of a Delaware corporation determines to sell or break-up a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders at that time.

Dissenters’ Rights
Neither Luxembourg law nor our articles of association provide for appraisal rights.	Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

Shareholder Suits

Under Luxembourg law, the Board has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against board members).

Shareholders do not have the authority to initiate legal action on a company’s behalf. Shareholders and/or future holders of beneficiary certificates holding at least 10.0% of the securities of a company having a right to vote at the general meeting may bring an action against the directors on behalf of the company.

Luxembourg law does not provide for class action lawsuits.

Under Delaware law, a shareholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated shareholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a shareholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a shareholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

Luxembourg:	Delaware:

Cumulative Voting
Not applicable.	Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has a number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.

Anti-Takeover Measures

Pursuant to Luxembourg law, it is possible to create an authorized share capital from which the Board of directors is authorized by the shareholders to issue further ordinary shares and, under certain conditions, to limit, restrict, or waive preferential subscription rights of existing shareholders. The rights attached to the shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in our articles of association.

The authority of the Board to issue additional ordinary shares is valid for a period of up to five years starting from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital, unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting.

Our articles of association authorize our Board to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our Board or its delegates may decide for a period ending five years after the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital (unless such period is extended, amended or renewed). Accordingly, our Board will be authorized to issue ordinary shares up to the limits of authorized share capital until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the Board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Future sales of ordinary shares in the public market after this offering, and the availability of ordinary shares for future sale, could adversely affect the market price of our ordinary shares prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares, as further described below. However, future sales of substantial numbers of our ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our ordinary shares and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on June 30, 2021 upon completion of this offering,                 ordinary shares will be outstanding (or         ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares). All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ordinary shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders may be sold in the public market only if registered or if their resale qualifies for exemption from registration, including as described below under Rule 144 or 701 promulgated under the Securities Act.

Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, and assuming no exercise of the underwriters’ overallotment option, these restricted securities will be available for sale in the public market as follows:

•	approximately ordinary shares will be eligible for immediate sale on the date of this prospectus; and

•

                 ordinary shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this prospectus, provided that ordinary shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.

Rule 144

In general, non-affiliate and affiliates, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	during the first year the person has held the shares, we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after the consummation of this offering based on the number of ordinary shares outstanding as of                 ; or

•	the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of ordinary shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased ordinary shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 ordinary shares are required to wait until 90 days after the date of this prospectus before selling their ordinary shares subject also to Luxembourg law. However, all Rule 701 ordinary shares are subject to lockup agreements as described below and in the section of this prospectus titled “Underwriting (Conflicts of Interest)” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of ordinary shares that are issuable under our equity incentive plan. These registration statements will become effective immediately on filing. Ordinary shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S. Offshore transactions are issuances of securities by an issuer, underwriters, affiliates of the issuer and individuals, outside of the United States. As such, the sale of shares by us, or our shareholders, outside of the United States could be an “offshore” transaction and not subject to the Securities Act registration requirements, in certain circumstances and subject to specified conditions.

Lock-Up Agreements

We, the members of our Board, our senior management and our other existing security holders have agreed, subject to specified exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act;

•	otherwise dispose of any ordinary shares or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or

•	publicly announce an intention to do any of the foregoing.

This restriction terminates after the close of trading of our ordinary shares on and including the 180th day after the date of this prospectus.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ordinary shares prior to the expiration of the lock-up period.

MATERIAL UNITED STATES AND LUXEMBOURG INCOME TAX CONSIDERATIONS

The information presented under the caption “—Material U.S. Federal Income Tax Considerations to U.S. Holders” below is a discussion of material U.S. federal income tax considerations to a U.S. Holder (as defined below) of investing in our ordinary shares. The information presented under the caption “—Luxembourg Tax Consequences” is a discussion of the material Luxembourg tax consequences of investing in our ordinary shares.

You should consult your tax advisor regarding the applicable tax consequences to you of investing in our ordinary shares under the laws of the United States (federal, state and local), Luxembourg, and any other applicable jurisdiction.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences generally applicable to the ownership and disposition of our Ordinary shares to U.S. Holders, as defined below, that acquire our Ordinary Shares in connection with this offering. This discussion applies only to a U.S. Holder that holds our ordinary shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion is general in nature and does not describe the potential application of the Medicare tax on certain net investment income, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences or any state, local or non-U.S. tax consideration. Moreover, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual circumstances or to U.S. Holders subject to special rules, such as:

•	certain banks and other financial institutions;

•	insurance companies or pension plans

•	corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•	broker-dealers

•	traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to ordinary shares;

•	certain former U.S. citizens or long-term residents

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such entities;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	any persons directly or indirectly acquiring ordinary shares in connection with the performance of services;

•	persons who are subject to Section 451(b) of the Code;

•	persons that own or are deemed to own ten percent or more of our ordinary shares (by vote or value); or

•	S corporations, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits,

all of whom may be subject to tax rules that differ significantly from those discussed below.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought, and do not expect to seek, any ruling from the U.S. Internal Revenue Service, or the Service, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service or a court would agree with our statements and conclusions or that a court would not sustain any challenge by the Service in the event of litigation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons (as described in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

Taxation of Distributions

As discussed above under “Dividend Policy,” we do not expect to make distributions on our ordinary shares in the near future. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, the gross amount of any distributions paid on our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom) will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain. However, because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. If and for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States or if and for so long as we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain other requirements are met. Subject to applicable limitations, dividends eligible for taxation as “qualified dividend income” that are paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends paid with respect to ordinary shares in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s particular circumstances, Luxembourg income taxes withheld from dividends on our ordinary shares at a rate not exceeding the rate applicable to the U.S. Holder (taking into account any applicable income tax treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. Luxembourg taxes withheld in excess of such applicable rate will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition of such shares and the U.S. Holder’s adjusted tax basis in such shares. Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to various limitations. Any such gain or loss will generally be treated as U.S.-source gain or loss for foreign tax credit purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if any foreign tax is imposed on a disposition of our ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our ordinary shares in this offering, we do not believe we were a PFIC in 2020 and we do not expect to be a PFIC for our current taxable year in the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. Whether we or any of our subsidiaries will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time and (ii) we will hold a substantial amount of cash following this offering, we cannot assure you that we will not be a PFIC for the current or any future taxable year. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares.

Under certain attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such ordinary shares, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its ordinary shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse consequences described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election generally cannot be made for equity interests in any Lower-tier PFIC unless share of such Lower-tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder would nevertheless be subject to the PFIC rules described above with respect to its indirect interest in any Lower-tier PFIC unless the U.S. Holder makes a QEF Election with respect to such Lower-tier PFIC, as discussed below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a United States person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the United States person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the United States person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for U.S. Holders to make QEF Elections. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the ordinary shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares in an amount equal to the difference between the amount realized and its adjusted tax basis in our ordinary shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their ordinary shares for any taxable year significantly in excess of any cash distributions, if any, received on the ordinary shares, as applicable, for such taxable year. If we determine that any of our subsidiaries is a Lower-tier PFIC for any taxable year, there is no assurance that we will provide information necessary for U.S. Holders to make a QEF Election with respect to such Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, as applicable, the consequences to them of an investment in a PFIC (and any Lower-tier PFICs), any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of ordinary shares.

Luxembourg Tax Consequences

The following information is a summary of certain material Luxembourg tax consequences of subscribing, purchasing, owning and disposing of shares. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to subscribe, purchase, own or sell shares. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. This summary does not allow any conclusion to be drawn with respect to issues not specifically addressed. The following description of Luxembourg tax law is based on the Luxembourg law and regulations in effect and as interpreted by the Luxembourg tax authorities on the date of the Prospectus. These laws and interpretations are subject to change that may occur after such date, even with retroactive or retrospective effect.

Prospective purchasers of the shares should consult their own tax advisers as to the particular tax consequences of subscribing, purchasing, owning and disposing of the shares, including the application and effect of any federal, state or local taxes under the tax laws of Luxembourg and their countries of citizenship, residence, domicile or incorporation.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax generally encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), the solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu des personnes physiques). Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies and taxes. Corporate income tax, municipal business tax, net wealth tax and the solidarity surcharge invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Issuer

Income tax

The Issuer is a fully-taxable Luxembourg company. The net taxable profit of the Issuer is as a rule subject to corporate income tax, or CIT, and municipal business tax, or MBT, at ordinary rates in Luxembourg.

The aggregate maximum applicable rate (including municipal business tax) amounts to 24.94% for companies located in Luxembourg-city in 2021.

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes.

Dividends and other payments derived from the shares by the Issuer are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable.

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from the shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary, or Qualified Subsidiary, and (ii) at the time the dividend is put at the Issuer’s disposal, the Issuer has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or of (ii) an acquisition price of at least €1.2 million. A Qualified Subsidiary means (a) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011, or Parent-Subsidiary Directive, or (b) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.

Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the Issuer from Qualified Subsidiaries may be exempt for 50% of their gross amount.

Capital gains realised by the Issuer on the shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime (and subject to anti-abuse rules), capital gains realised on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the Issuer (subject to recapture rules) if at the time the capital gain is realised, the Issuer has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10% or of (ii) an acquisition price of at least €6 million. Taxable gains are defined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Withholding tax

Dividends paid by the Issuer to the Shareholders are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced treaty rate or the participation exemption applies.

A withholding tax exemption may apply under the participation exemption (subject to the relevant anti-abuse rules) if cumulatively (i) the Shareholder is an eligible parent, or Eligible Parent, and (ii) at the time the income is made available the Shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a shareholding representing a direct participation of at least 10% in the share capital of the Issuer or a direct participation in the Issuer of an acquisition price of at least €1.2 million. An Eligible Parent includes (a) a company covered by Article 2 of the Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to CIT or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the EEA other than an EU Member State and liable to a tax corresponding to CIT or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

Net wealth tax

The Issuer is as a rule subject to Luxembourg net wealth tax, or NWT, on its net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding €500 million and at the rate of 0.05% on the portion of the net assets exceeding €500 million. Net wealth is referred to as the unitary value (valeur unitaire), as determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the Issuer in a Qualified Subsidiary is exempt for net wealth tax purposes.

A minimum net wealth tax, or MNWT, is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, transferable securities and cash at bank exceeds 90% of their total gross assets and €350,000, the MNWT is set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the €4,815 MNWT, the MNWT ranges from €535 to €32,100, depending on the company’s total gross assets.

Other taxes

The issuance of shares against contributions in cash as well as other amendments to the articles of incorporation are currently subject to a €75 fixed registration duty. The disposal of shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Taxation of the Shareholders

Tax residency

A Shareholder will not become resident, nor be deemed to be resident, in Luxembourg solely by virtue of holding and/or disposing of shares or the execution, performance, delivery and/or enforcement of his/her rights thereunder.

Income tax

Luxembourg resident Shareholders

Luxembourg resident individuals

Dividends and other payments derived from the shares by a resident individual Shareholder, who acts in the course of the management of either his/her private wealth or his/her professional/business activity, are subject to personal income tax at the progressive ordinary rates. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable. Under current Luxembourg tax laws, 50% of the gross dividends distributed by the Issuer received to a resident individual Shareholder is however exempt from income tax.

Capital gains realised upon the disposal of the shares by a resident individual Shareholder, who acts in the course of the management of his/her private wealth, are not subject to personal income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are thus subject to personal income tax at ordinary rates if the shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. A participation is deemed to be substantial where a resident individual Shareholder holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose shares are being disposed of. A Shareholder is also deemed to alienate a substantial participation if he/she acquired free of charge, within the five years preceding the transfer, a participation that constituted a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realised on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realised on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realised upon the disposal of the shares by a resident individual Shareholder, who acts in the course of his/her professional/business activity, are subject to personal income tax at ordinary rates. Taxable gains are defined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Luxembourg resident companies

Dividends and other payments derived from the shares by Luxembourg resident fully-taxable companies are subject to CIT and MBT, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable. If the conditions of the participation exemption regime are not met, 50% of the gross dividends distributed by the Issuer to a Luxembourg fully-taxable resident company are nevertheless exempt from CIT and MBT.

Capital gains realized by a Luxembourg fully-taxable resident company upon the disposal of the shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied.

Luxembourg residents benefiting from a special tax regime

A Shareholder who is a Luxembourg resident company benefiting from a special tax regime, such as (i) a specialized investment fund governed by the amended law of February 13, 2007, (ii) a family wealth management company governed by the amended law of 11 May 2007 (iii) an undertaking for collective investment governed by the amended law of December 17, 2010 or iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the amended law of July 23, 2016 is exempt from income tax in Luxembourg and profits derived from the shares are thus not subject to Luxembourg income tax.

Non-resident Shareholders

Non-resident Shareholders, who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the shares are attributable, are not liable for any Luxembourg income tax, irrespective of whether they receive payments of dividends or realize capital gains upon the disposal of shares, except capital gains realized on a substantial participation before the acquisition or within the first six months of the acquisition thereof, that are subject to income tax in Luxembourg at ordinary rates (subject to the provisions of a relevant double tax treaty).

Non-resident Shareholders having a permanent establishment or a permanent representative in Luxembourg to which or whom the shares are attributable, must include any income received, as well as any gain realized upon the sale, disposal or redemption of shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption are not fulfilled, 50% of the gross dividends received by a Luxembourg permanent establishment or permanent representative are however exempt from income tax. Taxable gains are defined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Net wealth tax

A Luxembourg resident as well as a non-resident who has a permanent establishment or a permanent representative in Luxembourg to which the shares are attributable, are subject to Luxembourg NWT on such shares, except if the Shareholder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law dated July 13, 2005, (v) a specialized investment fund governed by the amended law of 13 February 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016.

However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles (iii) a professional pension institution governed by the amended law dated July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle governed by the amended law of July 23, 2016 remain subject to MNWT.

Other taxes

No inheritance tax is levied on the transfer of the shares upon the death of a Shareholder in cases where the deceased was not a resident of Luxembourg for inheritance purposes.

Gift tax may be due on a gift or donation of the shares if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

ENFORCEABILITY OF JUDGMENTS

The ability of certain persons in jurisdictions other than Luxembourg, in particular in the United States, to bring an action against our Company may be limited under applicable laws and regulations. As at the date of this prospectus, our Company is a public limited liability company (société anonyme) incorporated under the laws of the Luxembourg.

At the date of this prospectus, the majority of our directors are citizens residents of countries other than the United States. All or a substantial proportion of the assets of these individuals are located outside the United States. Our assets are predominantly located outside the United States. As a result, it may be impossible or difficult for investors to effect service of process within the United States upon such persons or on our Company, or to enforce against them or us in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg and penalty clauses and similar clauses on damages or liquidated damages are allowed to the extent that they provide for a reasonable level of damages and the courts of Luxembourg have the right to reduce or increase the amount thereof if it is unreasonably high or low.

The United States and Luxembourg are currently not bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. Therefore, an enforceable judgment for the payment of monies rendered by any U.S. Federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•	the U.S. judgment is enforceable (exécutoire) in the United States;

•

the U.S. court awarding the judgment has jurisdiction to adjudicate the applicable matter under applicable U.S. federal or state jurisdictions rules, and the jurisdiction of the U.S. court is recognized by Luxembourg private international and local law;

•

the U.S. court has applied the substantive law as designated by Luxembourg conflict of laws rules according to certain Luxembourg case law, it is admitted that Luxembourg courts which are asked to grant an exequatur do not have to verify whether the substantive law actually applied by the U.S. court awarding the judgment was the law which would have been thus designated;

•	the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg;

•	the U.S. court has acted in accordance with its own procedural laws;

•	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense; and

•	the U.S. judgment was not granted pursuant to an evasion of Luxembourg law (fraude à la loi luxembourgeoise).

In addition, actions brought in a Luxembourg court against us, the members of our Board, our officers or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts do generally not award punitive damages. It is possible that awards of damages made under civil liabilities provisions of the U.S. federal securities laws or other laws (for example, fines or punitive damages) would be classified by Luxembourg courts as being of a penal or punitive nature and would not be recognized by Luxembourg courts. Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered as a penalty.

Derivative actions are generally not available to shareholders under Luxembourg law. However, minority shareholders holding securities entitled to 10% of the voting rights at the general meeting that resolved on the granting of discharge to the directors may bring an action against the directors on behalf of the company. Minority shareholders holding at least 10% of the voting rights of a company may also ask the directors questions in writing concerning acts of management of the company or one of its subsidiaries, and if the company fails to answer these questions within one month, these shareholders may apply to the Luxembourg courts to appoint one or more experts instructed to submit a report on these acts of management. This provision of Luxembourg law does not apply to claims under the U.S. federal securities laws. Furthermore, consideration would be given by a Luxembourg court in summary proceedings to acts that are alleged to constitute an abuse of majority rights against the minority shareholders.

Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German.

There exists no published case law in Luxembourg in relation to the recognition of limited recourse provisions by which a party agrees to limit its recourse against the other party to the assets available at any given point in time with such other party and there exists no published case law in Luxembourg in relation to the recognition of foreign law governed subordination provisions whereby a party agrees to subordinate its claims of another party. If a Luxembourg court had to analyze the enforceability of such provisions, it is likely that such a court would consider the position taken by Belgian and Luxembourg legal scholars according to which limited recourse provisions and subordination provisions are enforceable against the parties thereto but not against third parties.

A contractual provision allowing the service of process against a party to a service agent could be overridden by Luxembourg statutory provisions allowing the valid serving of process against a party subject to and in accordance with the laws of the country where such party is domiciled.

For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board, our executive officers and the experts named in this prospectus. In addition, even if a judgment against us, the non-U.S. members of our Board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Luxembourg case law is constantly evolving. Some of the above conditions of admissibility may change: additional conditions could be required to be fulfilled by Luxembourg courts while other conditions may not be verified by Luxembourg courts in the future.

Subject to the above conditions, Luxembourg courts tend not to review the merits of a foreign judgment, although such a review is not statutorily prohibited.

If an original action is brought in Luxembourg, Luxembourg courts may refuse to apply the designated law (i) if the choice of such law was not bona fide or if the foreign law was not pleaded or proved or if pleaded and proved, the foreign law was contrary to Luxembourg mandatory provisions (lois impératives) or incompatible with Luxembourg public policy rules, and (ii) if its application is manifestly incompatible with Luxembourg international policy rules. In an action brought in Luxembourg on the basis of U.S. federal or state securities laws, Luxembourg courts may not have the requisite power to grant the remedies sought. Also, an exequatur may be refused in respect of punitive damages.

Further, in the event of any proceedings being brought in a Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than euro, a Luxembourg court would have power to give judgment expressed as an order to pay a currency other than euro. However, enforcement of the judgment against any party in Luxembourg would be available only in euro and for such purposes all claims or debts would be converted into euro.

UNDERWRITING (CONFLICTS OF INTEREST)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs International and J.P. Morgan LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs International
J.P. Morgan Securities LLC
BofA Securities, Inc.
Jefferies LLC
RBC Capital Markets, LLC
BC Partners Securities LLC
Robert W. Baird & Co. Incorporated
Oppenheimer & Co. Inc.
Piper Sandler & Co.
Truist Securities, Inc.
BNP Paribas Securities Corp.

Total

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  ordinary shares from the Company to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional ordinary shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the ordinary shares on the NYSE under the symbol “KETR.”

In connection with the offering, the underwriters may purchase and sell shares of ordinary in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                 .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Affiliates of BC Partners beneficially own in excess of 10% of our issued and outstanding common stock. Because BC Partners Securities LLC, an Underwriter in this offering, is an affiliate of BC Partners, BC Partners Securities LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest. BC Partners Securities LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

European Economic Area

In relation to each EEA Member State and none of the ordinary shares have been offered or will be offered pursuant to the offering to the public in that EEA Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that EEA Member State or, where appropriate, approved in another EEA Member State and notified to the competent authority in that EEA Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that EEA Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 (e) of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 (e) of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the ordinary shares in any EEA Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA, received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the UK.

After the expiration of the Transition Period, none of the ordinary shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority in accordance with the FSMA, as amended), except that offers of ordinary shares may be made to the public in that EEA Member State at any time under the following exemptions under the FSMA, as amended:

(a)	to any legal entity which is a qualified investor as defined under the FSMA;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the FSMA), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA, as amended,

provided that no such offer of the ordinary shares shall require the company or the representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Section 87G of the FSMA. For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in the UK the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares.

Israel

The ordinary shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority, or the ISA, nor have such ordinary shares been registered for sale in Israel. The ordinary shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ordinary shares being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ordinary shares may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or

subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Singapore SFA, (2) to a relevant person pursuant to Section 275(1) of the Singapore SFA, or any person pursuant to Section 275(1A) of the Singapore SFA, and in accordance with the conditions specified in Section 275 of the Singapore SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the Singapore SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the Singapore SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in

Section 239(1) of the Singapore SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the Singapore SFA except:

•

to an institutional investor or to a relevant person defined in Section 275(2) of the Singapore SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Singapore SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the Singapore SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the Singapore SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice Singapore SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA N-16: Notice on Recommendations on Investment Products).

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The ordinary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Luxembourg

This Prospectus has not been approved by and will not be submitted for approval to the Commission de Surveillance du Secteur Financier for the purposes of public offering or sale, in the Grand Duchy of Luxembourg, of the shares or admission to the Official List of the Luxembourg Stock Exchange (the “LxSE”) and trading on the LxSE’s regulated market of the shares. Accordingly, the shares may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, or listed or traded on the regulated market of the LxSE, and neither this Prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, the Grand Duchy of Luxembourg except in circumstances which do not constitute a public offer of securities to the public, subject to prospectus requirements, in accordance with the Prospectus Regulation or applicable Luxembourg law and in particular the Luxembourg act dated July 16, 2019 on prospectuses for securities.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our sale of ordinary shares in the offering. With the exception of the registration fee payable to the SEC, the filing fee payable to the NYSE and the filing fee payable to FINRA, all amounts are estimates.

Amount to Be Paid
SEC registration fee		$10,910.00
Listing fee			*
FINRA filing fee		14,850.00
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be completed by amendment.

All amounts in the table are estimates except the SEC registration fee, the NYSE listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York is representing us in connection with this offering. Arendt & Medernach SA will pass upon the validity of our ordinary shares offered hereby and other legal matters concerning this offering relating to the laws of Luxembourg. Latham & Watkins LLP, New York, New York and NautaDutilh Avocats Luxembourg S.à r.l., are counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Krona Holding (Luxembourg) I S.à r.l. as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting. The current address of Ernst & Young S.A. is 35E avenue John F. Kennedy, L-1855 Luxembourg, Luxembourg.

Prior to the engagement of Ernst & Young S.A. (“EY”) as our independent auditor under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), certain member firms of Ernst & Young Global Limited (“EYG”) provided non-audit services or entered into a business relationship or contingent fee arrangements with our upstream or commonly controlled (“sister”) affiliates, described below, which are permissible under applicable home country independence standards, but are inconsistent with the Securities and Exchange Commission and PCAOB independence rules.

•

During certain periods from October 2019 through December 2020, EYG member firms provided loan staffing and corporate secretarial services, which included a legal service component, and an advocacy-related service related to certain tax law changes in the U.S. to our sister affiliates.

•

During certain periods from September 2018 to May 2021, EYG member firms provided non-audit services that included, in part, impermissible contingent fee arrangements to one of our sister affiliates and an upstream affiliate.

•

From December 2019 to November 2020, one of our sister affiliates entered into a business relationship with an EYG member firm through its sponsorship of the 2020 EY Entrepreneur of the Year program in Croatia.

These matters, which have been completed or terminated, do not impact our operations or financial results, nor EY’s related audit procedures or judgments with respect to the audit of our consolidated financial statements. These matters and related fees are not material to the respective parties.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters do not impair its ability to exercise objective and impartial judgment in connection with its audits of our consolidated financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. After considering these matters, our management and board of directors concur with EY’s conclusions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including any amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to our ordinary shares offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.keter.com. The information contained on, or accessible from, or hyperlinked to our website is not a part of this prospectus and you should not consider information on our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Krona Holding (Luxembourg) I S.à r.l. as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of comprehensive income	F-5

Consolidated statements of financial position	F-6

Consolidated statements of changes in equity	F-7

Consolidated statements of cash flows	F-8

Notes to the consolidated financial statements	F-9

Unaudited Interim Condensed Consolidated Financial Statements of Krona Holding (Luxembourg) I S.à r.l. as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020

Interim condensed consolidated statements of comprehensive income	F-74

Interim condensed consolidated statements of financial position	F-75

Interim condensed consolidated statements of changes in equity	F-76

Interim condensed consolidated statements of cash flows	F-77

Notes to the interim condensed consolidated financial statements	F-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Managers of Krona Holding (Luxembourg) I S. à r. l.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Krona Holding (Luxembourg) I S. à r. l. (the “Group“) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment

Description of the Matter

As of December 31, 2020, the Group’s goodwill balance was €150.8 million. As described in Note 2.12 to the consolidated financial statements, goodwill for cash-generating units (CGUs) is tested at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Auditing management’s goodwill impairment assessment was especially challenging and involved complex auditor judgment evaluating the significant assumptions used to determine the recoverable values of each of the Group’s CGUs. For example, the recoverable values based on value-in-use, determined using the discounted cash flows approach, were sensitive to key assumptions such as budgeted revenue growth rate, permanent growth rate and pre-tax discount rates. These rates are affected by expectations about future market or economic conditions which are uncertain, including the uncertainties resulting from the current coronavirus pandemic situation.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, inspecting the budgets and forecast calculations used in the impairment analysis and comparing them to those used in other areas of the audit, and to internal communications among management and to the Board of Managers. We also evaluated management’s ability to accurately forecast by comparing actual results in previous years to management’s historical budgets and forecast calculations. We evaluated management’s detailed forecasts of future revenues (determined using the revenue growth rates and permanent growth rates), with the support of our valuation specialists, by comparing against historical revenue growth rates and industry trends. In addition, our valuation specialists assisted us in evaluating the pre-tax discount rates selected by management by testing the underlying source of information and the mathematical accuracy of the calculations, and by developing a range of independent estimates to corroborate pre-tax discount rates selected by management. We also evaluated the adequacy of the related disclosures.

Revenue recognition – variable consideration

Description of the Matter

As described in Note 2.6 to the consolidated financial statements, the Group’s revenue includes contracts that provide customers with volume rebates which give rise to variable consideration. The variable consideration is estimated at occurrence of sale and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty is subsequently resolved.

Auditing the variable consideration linked to volume rebates was especially challenging and involved complex auditor judgment because the volume rebates require significant management judgement to estimate expected revenue volumes which in turn will determine if a rebate is given and if so, the percentages to be applied. The variable consideration is also subject to renegotiation adding complexity as it gives rise to higher management estimation risk, subjectivity, and requires a higher degree of auditor judgment in performing our audit procedures and in evaluating the audit evidence obtained.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, developing an independent expectation of the revenue volumes and related volume rebate percentages, utilizing historical rebate information and budgets, aggregated and disaggregated trend analysis, specific rebate programs terms, forecasts developed for sales estimates, and other market information. We compared the independent expectation to the volume rebates estimates recorded by management. We evaluated management’s estimates in previous years by comparing estimated rebates with actual cash movements and credit notes recorded in subsequent periods. We also compared terms and conditions used in the rebate estimates with legal documentation, performed inquiries with the Group’s sales department, and inspected a sample of contracts. We also evaluated the adequacy of the related disclosures.

/s/  Ernst & Young

Société anonyme

Cabinet de révision agréé

We have served as the Group’s auditor since 2012

Luxembourg, Grand Duchy of Luxembourg

June 25, 2021

KRONA HOLDING (LUXEMBOURG) I S.À R.L

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of euro

		Year ended 31 December
	Note	2020	2019	2018
Profit or loss:
Revenue	5	1,235,663	1,206,926	1,119,759
Cost of sales		(818,171)	(868,226)	(834,146)

Gross profit		417,492	338,700	285,613
Selling and distribution expenses		(272,662)	(275,765)	(256,098)
Research and development expenses		(5,518)	(5,751)	(5,233)
General and administrative expenses		(107,950)	(99,252)	(102,581)
Impairment of goodwill	10.3	—	—	(614,250)
Gain on sale and leaseback transaction	15.1	—	10,968	—
Other operating income, expenses, gains and losses, net	6.1	567	908	242

Operating profit (loss)		31,929	(30,192)	(692,307)
Finance income		71	60	36
Finance cost	6.2	(109,281)	(107,410)	(94,498)
Other finance gains (losses), net	6.3	(10,813)	(7,104)	118

Loss before tax		(88,094)	(144,646)	(786,651)
Income tax benefit	7	11,333	7,204	24,326

LOSS FOR THE YEAR		(76,761)	(137,442)	(762,325)

Other comprehensive income:
Items that will not to be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains (losses) on defined benefit plans	17	(29)	(540)	345
Item that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		6,527	(26)	(4,210)

Total other comprehensive income (loss) for the year, net of tax		6,498	(566)	(3,865)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(70,263)	(138,008)	(766,190)

Earnings per share:	8
Basic and diluted earnings per share (euro)		(0.24)	(0.43)	(2.39)

The accompanying notes are an integral part of the consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands of euro

		31 December
	Note	2020	2019
ASSETS
Property, plant and equipment	9	360,092	399,486
Intangible assets	10	579,401	652,512
Financial assets		1,499	1,158
Deferred tax assets	7	1,120	654

Non-current assets		942,112	1,053,810

Inventories	11	228,490	259,669
Trade and other receivables	12	215,624	181,933
Financial assets		3,299	1,677
Current tax assets	7.9	5,724	17,983
Cash and cash equivalents		79,702	34,065

Current assets		532,839	495,327

TOTAL ASSETS		1,474,951	1,549,137

EQUITY AND LIABILITIES
Issued share capital and share premium		766,371	766,371
Other reserves		3,568	774
Accumulated other comprehensive income		(1,899)	(8,397)
Accumulated deficit		(1,099,032)	(1,022,271)

Total equity	13	(330,992)	(263,523)

Bank loans and borrowings	14	1,073,037	1,063,286
Lease liabilities	15	80,002	98,600
Loans from related parties	16	216,341	209,144
Employee defined benefit liabilities, net	17	3,191	2,415
Trade and other payables	19	4,552	2,296
Deferred tax liabilities	7	48,263	70,928

Non-current liabilities		1,425,386	1,446,669

Bank loans and borrowings	14	101,139	129,472
Lease liabilities	15	18,806	21,291
Provisions	18	6,712	5,457
Trade and other payables	19	239,832	200,844
Derivatives	21.1	—	931
Current tax liabilities	7.9	14,068	7,996

Current liabilities		380,557	365,991

Total liabilities		1,805,943	1,812,660

TOTAL EQUITY AND LIABILITIES		1,474,951	1,549,137

The accompanying notes are an integral part of the consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands of euro

	Issued share capital	Share premium	Share- based payment reserve	Foreign currency translation reserve	Employee defined benefit reserve	Accumu- lated deficit	Total equity
At 1 January 2018	319,362	378,458	229	(3,121)	(845)	(122,504)	571,579

Loss for the year	—	—	—	—	—	(762,325)	(762,325)
Other comprehensive income (loss)	—	—	—	(4,210)	345	—	(3,865)

Total comprehensive income (loss)	—	—	—	(4,210)	345	(762,325)	(766,190)

Issue of shares and capital contribution (Note 13.2)	139	38,797	—	—	—	—	38,936
Share-based payment	—	—	232	—	—	—	232

At 31 December 2018	319,501	417,255	461	(7,331)	(500)	(884,829)	(155,443)

Loss for the year	—	—	—	—	—	(137,442)	(137,442)
Other comprehensive loss	—	—	—	(26)	(540)	—	(566)

Total comprehensive loss	—	—	—	(26)	(540)	(137,442)	(138,008)

Capital contribution (Note 13.2)	—	29,615	—	—	—	—	29,615
Share-based payment	—	—	313	—	—	—	313

At 31 December 2019	319,501	446,870	774	(7,357)	(1,040)	(1,022,271)	(263,523)

Loss for the year	—	—	—	—	—	(76,761)	(76,761)
Other comprehensive income (loss)	—	—	—	6,527	(29)	—	6,498

Total comprehensive income (loss)	—	—	—	6,527	(29)	(76,761)	(70,263)

Share-based payment	—	—	2,794	—	—	—	2,794

At 31 December 2020	319,501	446,870	3,568	(830)	(1,069)	(1,099,032)	(330,992)

The accompanying notes are an integral part of the consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of euro

	Year ended 31 December
	2020	2019	2018
Cash flows from operating activities:
Loss for the year	(76,761)	(137,442)	(762,325)
Adjustments to reconcile loss for the period to net cash flow from operating activities:
Income tax benefit	(11,333)	(7,204)	(24,326)
Depreciation, amortisation and impairment	150,217	160,350	764,189
Loss (gain) on disposal of fixed assets	(372)	565	459
Gain on sale of Hovac activity (Note 12.3)	—	—	(1,435)
Gain on sale-leaseback transaction (Note 15.1)	—	(10,968)	—
Gain on lease liability remeasurement (Note 15.2)	(231)	(1,281)	—
Change in employee defined benefit liabilities, net	854	32	554
Share-based payment expense	2,794	313	232
Change in derivatives	(931)	60	(1,407)
Finance income and costs and foreign exchange, net	118,957	103,094	89,829
Credit losses	5,206	2,259	1,108
Change in operating assets and liabilities:
Decrease in inventories	21,714	18,170	7,934
Decrease (increase) in trade and other receivables	(48,040)	9,321	18,313
Increase (decrease) in trade and other payables	43,020	(35,562)	5,976
Increase (decrease) in provisions	1,513	(339)	4,077

Cash generated from operations	206,607	101,368	103,178
Income tax received (paid), net	6,613	(13,169)	(14,241)
Interest received	—	—	26
Interest paid	(69,215)	(69,554)	(61,828)

Net cash flow from operating activities	144,005	18,645	27,135

Cash flows from investing activities:
Purchase of property, plant and equipment	(43,688)	(44,780)	(70,967)
Proceeds from disposals of property, plant and equipment	2,692	2,769	3,926
Purchase of intangible assets	(577)	(1,002)	(4,040)
Proceeds from a sale-leaseback transaction (Note 15.1)	—	28,615	—
Acquisition of subsidiaries, net of cash acquired (Note 23)	—	956	(33,147)
Payment of contingent consideration (Note 23.2)	—	—	(25,000)
Proceeds from sale of Hovac (Note 12.3)	711	—	750
Deposit into bank deposit accounts	(2,041)	(1,392)	—
Withdrawal from bank deposit accounts	165	—	—
Loans granted to employees	(326)	(62)	(33)
Repayment of loans to employees	10	14	1,025

Net cash flow from investing activities	(43,054)	(14,882)	(127,486)

Cash flows from financing activities:
Proceeds from PIK loans (Note 16.1)	—	—	4,900
Proceeds from other related party loans (Note 16.2)	—	—	28,303
Repayment of lease liabilities	(24,020)	(19,552)	(13,535)
Proceeds from senior loan facility, net of transaction costs	—	—	85,394
Repayments of loans from banks	—	—	(19,616)
Short-term bank borrowings, net	(28,408)	(7,207)	19,951
Repayment of deferred consideration related to fixed assets purchases (Note 9.3)	(193)	—	—

Net cash flow from financing activities	(52,621)	(26,759)	105,397

Increase (decrease) in cash and cash equivalents	48,330	(22,996)	5,046

Net foreign exchange differences	(2,693)	387	344
Cash and cash equivalents at the beginning of the year	34,065	56,674	51,284

Cash and cash equivalents at the end of the year	79,702	34,065	56,674

The accompanying notes are an integral part of the consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020

In thousands of euro

1.	GENERAL INFORMATION

1.1.	Corporate information

Krona Holding (Luxembourg) I S.à r.l. (the ‘Company’) was incorporated in accordance with the laws of Luxembourg on 21 September 2016 under the legal form of a Société à responsabilité limitée. The Company’s registered office is ZI Haneboesch, Differdange, Luxembourg, and therewith subject to all relevant laws of the Grand Duchy of Luxembourg. The Company is registered with the Register of Commerce of Luxembourg under the section B number B209182.

The direct majority shareholder of the Company is Keter Group Holding S.à r.l, which is ultimately controlled by BC European Capital IX L.P.

The Company and its subsidiaries (collectively, the ‘Group’) are principally engaged in the production, distribution and marketing of indoor and outdoor resin-based durable lifestyle solutions. Information on the Group’s structure is provided in 1.2 below. Information on other related party relationships is provided in Note 22.

1.2.	Group information

The consolidated financial statements of the Group as at 31 December 2020 and 2019 and for the years ended 2020, 2019 and 2018 include the following wholly owned subsidiaries:

Name		Country of incorporation	Directly held by as at 31 December 2020
Krona Holding (Luxembourg) II S.à r.l		Luxembourg	The Company
Keter Group B.V.		Netherlands	Krona Holding (Luxembourg) II S.à r.l
Krona Resin (2016) Ltd.		Israel	Keter Group B.V.
Keter Plastic Ltd.		Israel	Krona Resin (2016) Ltd.
Keter Belgium N.V.		Belgium	Keter Benelux B.V.
Keter Benelux B.V.		Netherlands	Keter Group B.V.
Keter Europe Gardening B.V.		Netherlands	Keter Plastic Ltd.
Jardin Netherlands B.V.		Netherlands	Keter Group B.V.
Jardin Investments (Cyprus) Ltd.	(1)	Cyprus	N/A
Keter Luxembourg S.à r.l		Luxembourg	Keter Benelux B.V.
Keter Holding France S.A.S.		France	Keter Group B.V.
Keter France S.A.S.		France	Keter Holding France S.A.S.
Allibert Indoor France S.A.S.	(2)	France	N/A
ABM S.à r.l		France	Keter France S.A.S.
Curver Germany GmbH		Germany	Keter Benelux B.V.
Keter Germany GmbH		Germany	Keter Group B.V.
Chrome.line GmbH	(1)	Germany	N/A
Keter Hungary Kft.		Hungary	Keter Benelux B.V.
Keter Poland Sp. z o.o.		Poland	Keter Group B.V.
Keter RUS LLC		Russia	99% by Keter Group B.V; 1% by Jardin Netherlands B.V.
Keter Nordics AB	(1)	Norway	N/A
Keter Italia S.p.A.		Italy	Keter Group B.V.
Plastitecnica S.p.A.	(2)	Italy	N/A
Curver Italia S.R.L.	(1)	Italy	N/A

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

1.	GENERAL INFORMATION (continued)

1.2.	Group information (continued)

Name		Country of incorporation	Directly held by as at 31 December 2020
Keter Iberia S.L.U.		Spain	Keter Group B.V.
ABM KIS Spain S.L.U.		Spain	Keter Iberia S.L.U.
Keter UK Ltd.		United Kingdom	Keter Benelux B.V.
Stewart Group EMB Ltd.	(1)	United Kingdom	N/A
Stewart Midco Ltd.	(1)	United Kingdom	N/A
Stewart Bidco Ltd.	(1)	United Kingdom	N/A
Stewart Group Holdings Ltd.	(1)	United Kingdom	N/A
Stewart Plastics Ltd.	(1)	United Kingdom	N/A
Keter Ltd.		United Kingdom	Keter Plastic Ltd.
Keter US Inc.		United States	Jardin Netherlands B.V.
Resin Partners Inc.		United States	Keter US Inc.
Keter North America Inc.	(2)	United States	N/A
Adams Mfg. Corp.	(3)	United States	Keter US Inc.
Keter North America LLC		United States	Keter Plastic Ltd.
AP Medical LLC	(1)	United States	N/A
Keter Canada Inc.		Canada	Keter US Inc.
ABM Inc.	(2)	Canada	N/A

(1)	During the years ended 2020, 2019 and 2018, the following subsidiaries were liquidated:

•	Jardin Investments (Cyprus) Ltd. (liquidated in 2018)

•	Chrome.line GmbH (liquidated in 2018)

•	AP Medical LLC (liquidated in 2018)

•	All the Stewart entities (liquidated in 2019)

•	Curver Italia S.R.L. (liquidated in 2019)

•	Keter Nordics AB (liquidated in 2020).

(2)	During the years ended 2020, 2019 and 2018, the following subsidiaries were merged into other Group entities:

•	ABM Inc. was merged into Keter Canada Inc. (merged in 2018)

•	Keter North America Inc. was merged into Keter US Inc. (merged in 2018)

•	ABM KIS Spain S.L.U. was merged into Keter Iberia S.L.U. (merged in 2018)

•	Plastitecnica S.p.A. was merged into Keter Italia S.p.A. (merged in 2018)

•	Allibert Indoor France S.A.S. was merged into Keter France S.A.S. (merged in 2019).

(3)	Adams Mfg. Corp. was acquired in September 2018 – see Note 23.1.

1.3.	COVID-19

During the first quarter of 2020, the COVID-19 pandemic has had an adverse effect on the Group’s industry and the markets in which it operates. Lock-down measures taken by governments as a response to COVID-19 in

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

1.	GENERAL INFORMATION (continued)

1.3.	COVID-19 (continued)

some jurisdictions where the Group operates resulted in a number of cancellations of orders starting mid-March 2020. As a consequence, Management took a number of initiatives as early as beginning of March 2020 to limit the financial impact related to COVID-19 such as (i) scale down of production to reduce inventories, (ii) delay of non-essential spending, (iii) hiring freeze, (iv) leverage of governmental support across regions, and (v) active monitoring and engagement with clients on collections. In addition, in April 2020, the financial covenants of the Senior Facility Agreement have been renegotiated with the RCF lenders (see Note 14.1).

Despite that initial adverse impact, during the rest of 2020, the Group has successfully been able to maintain operational capability and liquidity throughout this period.

Government grants and assistance

The Group has applied for various government support programs introduced in response to the COVID-19 pandemic, which included primarily payment deferrals of income tax, value added tax and other similar payments, but also wage subsidy and job retention schemes (Canada, Israel, Italy and United Kingdom), municipal tax waivers (Israel) and carry-back of net operating losses that resulted in income tax refunds (United States).

As at 31 December 2020, the Group does not have any outstanding balances of deferred income or receivable nor any unfulfilled obligations related to these programs.

The Group has elected to present government grants as a reduction of the related expenses. The impact on profit or loss for the year ended 31 December 2020 was a reduction of: €2,445 thousand to cost of sales; €488 thousand to selling and distribution expenses; €478 thousand to general and administrative expenses; and €251 thousand to income tax.

Going concern

Management has considered the consequences of COVID-19 and other events and conditions, including the impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity (which might be significant). Management has determined that they do not create a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern.

The Group consolidated equity is negative and amounts to €330,992 thousand. This situation mainly arose as a result of the goodwill impairment losses recognised in 2018 (see Note 10.3). However, since then, operating performance prove to remain strong and the Group is able to meet its financial obligations as they arise in the foreseeable future and at least for the upcoming 12 months. Management has therefore concluded that the going concern principle is appropriate.

1.4.	Approval of the financial statements

The consolidated financial statements have been authorised for issue on 23 June 2021 by the Board of Managers.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative instruments measured at fair value, and employee defined benefit obligations and other long-term employee obligations: plan assets are measured at fair value and defined benefit and other long-term obligations are measured at their present value based on actuarial measurement.

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. Same accounting periods for all subsidiaries have been included in the consolidation.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities and other components of equity while any resultant gain or loss is recognised in profit or loss.

2.3.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date. Acquisition-related costs are expensed as incurred and included in ‘general and administrative expenses’.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognised at fair value on the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial asset or liability is measured at fair value with the changes in fair value recognised in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3.	Business combinations and goodwill (continued)

any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

2.4.	Foreign currencies

The Group’s financial statements are presented in euros, which is also the Company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

2.4.1.	Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss as ‘other finance gains/losses’.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

2.4.2.	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their comprehensive income are translated at average exchange rates for all periods presented. The exchange differences arising on translation for consolidation are recognised in other comprehensive income as ‘exchange differences on translation of foreign operations’. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the rate of exchange at the reporting date.

2.5.	Fair value measurement

The Group measures financial instruments such as derivatives at fair value at each reporting date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5.	Fair value measurement (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

2.6.	Revenue recognition

Revenue from contracts with customers is recognised when control over the goods is transferred to the customer. Revenue is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods, based on the contract terms, taking into consideration any discounts and significant financing component. Payments to customers are generally accounted for as a reduction of the transaction price because the payments to the customer are not in exchange for a distinct good or service that the customer transfers to the Group.

The Group’s contracts with customers for the sale of goods generally consist of one performance obligation. The Group has concluded that revenue from sale of goods should be recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the products according to the shipping terms. The Group’s credit terms are on average 90 days upon delivery.

Some contracts provide customers with a right of return and volume rebates, which give rise to variable consideration. These require management judgement to estimate expected volumes, which will determine if a rebate is given and if so, the percentages to be applied. The variable consideration is furthermore subject to renegotiation, which also requires management judgement to estimate. Any variable consideration is estimated and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

The Group warrants that its products will conform with its product specifications, will be new and free from material defects in materials and workmanship and will include all relevant product parts. Since the warranty does not include any service other than the assurance that the product will function as expected, and the length of the warranty is consistent to what is acceptable in the different markets where the Group operates, the Group accounts for the warranty as an assurance-type warranty and includes a provision for estimated product warranty costs.

2.7.	Taxes

2.7.1.	Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7.	Taxes (continued)

2.7.1.	Current income tax (continued)

income. Current income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss.

2.7.2.	Deferred tax

Deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax is not recognised for:

•

Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss;

•

Temporary differences associated with investments in subsidiaries, to the extent the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside of profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority and for the same period.

2.7.3.	Sales tax

Expenses and assets are recognised net of the amount of sales tax, except when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7.	Taxes (continued)

2.7.3.	Sales tax (continued)

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.7.4.	Uncertainty over income tax treatments

The Group periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation.

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty. The Group applies significant judgement in identifying uncertainties over income tax treatments and determining if it is probable that the tax authorities will accept the uncertain tax treatment. If it is not probable that an uncertain tax treatment will be accepted, the Group measures the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty, based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

2.8.	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognised in profit or loss on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised in profit or loss in equal amounts over the expected useful life of the related asset.

2.9.	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing part of the item. When significant parts of items of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. All other repair and maintenance costs are recognised in profit or loss as incurred. The Group also includes in the cost of molds internal and external development costs that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the Group.

Items of property, plant and equipment are depreciated over their useful life and assessed for impairment whenever there is an indication that the asset may be impaired. The depreciation period and the depreciation method are reviewed at least at the end of each reporting period. Changes in the depreciation period or method are treated as changes in accounting estimates. The depreciation expense on items of property, plant and equipment is recognised in profit or loss in the expense category that is consistent with the function of the items.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9.	Property, plant and equipment (continued)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

— Buildings:	50 years
— Leasehold improvements: (*)	5-10 years
— Machinery, vehicles and equipment:	4-20 years
— Hardware and office furniture:	3-7 years
— Molds:	5-10 years.

(*)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Group and intended to be exercised) and the expected life of the asset.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognised in profit or loss.

2.10.	Leases (as a lessee)

The Group early adopted IFRS 16 ‘Leases’ for the annual period beginning 1 January 2017.

The Group recognises a right-of-use asset and a corresponding lease liability at the lease commencement date with respect to all lease arrangements in which it is the lessee, except for leases whose lease term is 12 months or less and leases of low value assets (the lease payments associated with these leases are recognised as expense on a straight-line basis over the lease term).

The Group elected the practical expedient not to separate lease and non-lease components.

Lease liabilities are initially measured at the present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that are based on an index or a rate, initially measured using the index or rate at the commencement date;

•	The exercise price of a purchase option if it is reasonably certain the Group will exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate. Generally, the Group uses the applicable incremental borrowing rate as the discount rate.

Lease liabilities are subsequently measured at amortised cost using the effective interest method: each lease payment is allocated between the lease liability and finance cost over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

Right-of-use assets are measured at cost, which comprises the amount of the initial measurement of lease liability, adjusted for any lease payments made at or before the commencement date; plus any initial direct costs

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10.	Leases (as a lessee) (continued)

incurred and an estimate of costs to dismantle and remove the underlying assets or to restore it or the site on which it is located.

Right-of-use assets are subsequently depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The estimated useful lives are determined on the same basis as those of property, plant and equipment. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liabilities.

2.11.	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangibles are not capitalised and the related expenditure, including research and development expenditure, is recognised in profit or loss in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortised over their useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the amortisation period or method are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category that is consistent with the function of the intangible assets.

Amortisation is calculated on a straight-line basis over the estimated useful life of the intangible assets as follows:

— Customer relationships:	7-11 years	(included in ‘selling expenses’)
— Brands:	10-12 years	(included in ‘selling expenses’)
— Technology:	10 years	(included in ‘cost of sales’)
— Backlog:	0.25-0.5 years	(included in ‘cost of sales’)
— Software:	3-5 years.	(included in ‘distribution expenses’ and ‘general and administrative expenses’)

An intangible asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognised in profit or loss.

2.12.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset (other than inventories and deferred taxes) may be impaired (see also Note 3.2.7). If any indication exists, or, in the case of goodwill, when annual impairment testing is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12.	Impairment of non-financial assets (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated.

Impairment losses are recognised in profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the goodwill is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

2.13.	Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

•	Raw materials: purchase cost on weighted average basis

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

2.14.	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less, which are subject to an insignificant risk of changes in value.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group recognises financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

2.15.1.	Non-derivative financial assets

All of the Group’s non-derivative financial assets are classified as subsequently measured at amortised cost, i.e. debt instruments that are held within a business model whose objective is to hold assets to collect contractual cash flows and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding flows.

These financial assets include trade and other receivables, bank and other deposits, and loans to employees.

2.15.1.1.	Initial recognition and measurement

The Group’s financial assets are recognised initially at fair value plus transaction costs that are attributable to their acquisition or issue, except for trade receivables which are measured initially at their transaction price.

2.15.1.2.	Subsequent measurement

The Group’s financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

2.15.1.3.	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or when the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

The Group participates in receivable factoring arrangements (see Note 12.1.2), whereby the receivables have been derecognised, because the risks and rewards of ownership have been transferred to the purchasing party.

2.15.1.4.	Impairment of financial assets

The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15.	Financial instruments (continued)

2.15.1.	Non-derivative financial assets (continued)

2.15.1.4.	Impairment of financial assets (continued)

the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Group applies a simplified approach in calculating ECLs, using a provision matrix in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.15.2.	Non-derivative financial liabilities

All of the Group’s non-derivative financial liabilities are measured at amortised cost. These financial liabilities include trade and other payables and loans and borrowings.

2.15.2.1.	Initial recognition and measurement

The Group’s financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

2.15.2.2.	Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in profit or loss as ‘finance costs’.

2.15.2.3.	Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

2.15.3.	Derivative financial instruments

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to economically hedge its foreign currency risks and interest rate risks (see Note 21.1). The Group does not apply hedge accounting.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15.	Financial instruments (continued)

2.15.3.	Derivative financial instruments (continued)

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value on derivatives are recognised in profit or loss as ‘other finance gains and losses’.

Derivatives are carried as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

2.16.	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

2.16.1.	Warranty provisions

The Group provides warranties for replacement of defects that existed at the time of sale, as required by law or contract. Provisions related to these assurance-type warranties are recognised when the product is sold or the service is provided to the customer. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually.

2.16.2.	Restructuring provisions

Restructuring provisions are recognised only when the Group has a constructive obligation, which is when: (i) there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline, and (ii) the employees affected have been notified of the plan’s main features.

2.16.3.	Onerous contracts

If the Group has a contract that is onerous, the present obligation under the contract is recognised and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognises any impairment loss that has occurred on assets dedicated to that contract.

An onerous contract is a contract under which the unavoidable costs (i.e. the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect at least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17.	Employee benefits

2.17.1.	Short-term employee benefits

Short-term employee benefits, such as wages and salaries and annual leave and sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service, are expensed as the related service is provided at the undiscounted amount of the benefits expected to be paid in exchange for that service.

2.17.2.	Post-employment obligations

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans and other post-employment benefit plans.

2.17.2.1.	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

2.17.2.2.	Defined benefit plans

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest income), are recognised in other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Current service costs and net interest expense or income are recognised in profit or loss. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

2.17.3.	Other long-term employee benefit obligations

In some countries, the Group also has liabilities for long-term leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period, using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17.	Employee benefits (continued)

2.17.4.	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring (see 2.16.2 above).

2.18.	Share-based payment

The Group operates an equity-settled share-based management incentive plan under which it receives services from employees as consideration for equity instruments of an indirect shareholder of the Group (see Note 13.3). Because the participants in the plan are employees of the Group and services are provided to the Group, expense associated with this plan is recognised by the Group as a so-called ‘capital contribution’ to the Group by this indirect shareholder.

The cost is determined by the fair value at the date when the grant is made using an appropriate valuation model. The Group recognise that cost as employee benefits expense, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service or performance conditions.

No expense is recognised for awards that do not ultimately vest because non-market performance or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

2.19.	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

The Group classifies an asset as current when it is expected to be realised or intended to be sold or consumed in the normal operating cycle (within twelve months after the reporting period), it is held primarily for the purpose

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19.	Current versus non-current classification (continued)

of trading, or it is cash or cash equivalent (unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period). The Group classifies all other assets as non-current.

The Group classifies a liability as current when it is expected to be settled in the normal operating cycle (within twelve months after the reporting period), it is held primarily for the purpose of trading, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Group classifies all other liabilities as non-current.

The Group classifies deferred tax assets and liabilities as non-current assets and liabilities.

2.20.	Changes in accounting policies and disclosures

The Group initially applied ‘Covid-19-Related Rent Concessions’ (Amendment to IFRS 16) from 1 January 2020. The amendments provide relief to lessees from applying the guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The initial application of these amendments did not have a material impact on the Group’s consolidated financial statements.

The Group also initially applied the following amendments from 1 January 2020:

•	‘Definition of Material’ (Amendments to IAS 1 and IAS 8); and

•	‘Definition of a Business’ (Amendments to IFRS 3).

The initial application of these amendments did not have any impact on the Group’s consolidated financial statements.

2.21.	Disclosure of standards issued but not yet effective

New and amended standards and interpretations that are issued, but not yet effective, up to the date of authorisation for issue of the Group’s consolidated financial statements, that may have a material impact on the Group’s consolidated financial statements, are disclosed below. Unless specifically stated otherwise, earlier application of the new and amended standards and interpretations disclosed is permitted, and the Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Additionally, the following amendments which are relevant to the Group are not expected to have any impact on the Group’s consolidated financial statements once adopted:

•	‘Reference to the Conceptual Framework’ (Amendments to IFRS 3)

•	‘Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities’ (Amendments to IFRS 9 as part of the Annual Improvements to IFRS Standards 2018–2020)

•	‘Disclosure of Accounting Policy’ (Amendments to IAS 1)

•	‘Definition of Accounting Estimate’ (Amendments to IAS 8)

•	‘Property, Plant and Equipment: Proceeds before Intended Use’ (Amendments to IAS 16).

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21.	Disclosure of standards issued but not yet effective (continued)

2.21.1.	‘Classification of Liabilities as Current or Non-current’ (Amendments to IAS 1)

These amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2023.

The Group is currently assessing the impact the amendments will have with respect to its borrowing agreements.

2.21.2.	‘Onerous Contracts – Cost of Fulfilling a Contract’ (Amendments to IAS 37)

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’, which consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

According to the current accounting policy of the Group, cost of fulfilling a contract comprises only incremental costs.

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendments are effective for annual periods beginning on or after 1 January 2022.

As at 31 December 2020, the Group’s only onerous contract provision relates to an onerous lease contract. No allocation of other costs is applicable; therefore the amendments are not expected to have an impact on the Group’s consolidated financial statements.

2.21.3.	‘Interest Rate Benchmark Reform – Phase 2’ (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Applying the practical expedient introduced by the amendments, when the benchmarks affecting the Group’s loans are replaced, the adjustments to the contractual cash flows will be reflected as an adjustment to the effective interest rate. Therefore, the replacement of the loans’ benchmark interest rate will not result in an immediate gain or loss recorded in profit or loss, which may have been required if the practical expedient was not available or adopted.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21.	Disclosure of standards issued but not yet effective (continued)

2.21.3.	‘Interest Rate Benchmark Reform – Phase 2’ (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (continued)

These amendments are effective for reporting periods beginning on or after 1 January 2021.

The amendments will provide relief to the Group in respect of certain bank loans (see Note 14) whose contractual terms might be affected in the future.

2.21.4.	‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’ (Amendments to IAS 12)

The amendments specify that the initial recognition exemption of deferred taxes does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

The amendments are effective for annual periods beginning on or after 1 January 2023.

The Group’s accounting policy with respect to recognising deferred taxes on lease transactions is consistent with the amendments; therefore the amendments are not expected to have an impact on the Group’s consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS AND CHANGES

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

3.1.	Judgements

In the process of applying the Group’s accounting policies, management has made no significant accounting judgements not involving estimations.

3.2.	Estimates and assumptions

The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS AND CHANGES (continued)

3.2.	Estimates and assumptions (continued)

3.2.1.	Legal claims

In estimating the likelihood of outcome of legal claims filed against the Group (see Notes 18 and 20.1), the Group relies on the opinion of its legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

3.2.2.	Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. See also Note 7.5.

3.2.3.	Pension and other post-employment benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, the discount rate, future salary increases and employee turnover rate. The carrying amount of the liability may be highly sensitive to changes in these estimates. See also Note 17.

3.2.4.	Revenue recognition – estimating variable consideration for volume rebates

The Group estimates variable considerations to be included in the transaction price for sales to customers that are entitled to volume rebates. The Group’s expected volume rebates are analysed on a per customer basis for contracts that are subject to a single volume threshold. Determining whether a customer will be likely entitled to rebates will depend on the customer’s historical rebates entitlement and accumulated purchases to date. The variable consideration is furthermore subject to renegotiation, which also requires management judgment to estimate. Estimates of expected volume rebates are sensitive to changes in circumstances and the Group’s past experience regarding rebate entitlements may not be representative of customers’ actual rebate entitlements in the future.

3.2.5.	Share-based payments

In order to determine the fair value of services provided, the Group estimates the fair value of each class of shares of the indirect shareholder whose shares or share options are granted to the employees (see Note 13.3) as at each grant date using an option pricing model. The model considers the following factors:

•	The prices, rights, preferences and privileges of ordinary and preferred shares and the related impact on the valuation of each class of share;

•	Current business conditions and projections;

•	The Group’s stage of development;

•

The likelihood of an ‘exit event’ for the shares, such as an initial public offering or sale of the Group, given prevailing market conditions, considering both the impact on the value and the estimated vesting period given that certain of the shares vest based upon an exit event;

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS AND CHANGES (continued)

3.2.	Estimates and assumptions (continued)

3.2.5.	Share-based payments (continued)

•	Any adjustments necessary due to the lack of marketability of the ordinary shares;

•	The market performance and volatility of the share prices of comparable publicly traded companies.

The key parameters used in the model are risk free interest rates, time to liquidation event, dividend yield and share price volatility derived from share price volatility of similar companies. These inputs are considered to be highly complex and subjective. Because the shares granted have not been historically publicly traded, there is not sufficient company-specific historical and implied volatility information for the shares of the indirect shareholder. Therefore, the Group estimates expected share price volatility based on the historical volatility of publicly traded peer companies. The fair value of each share class has been determined under both an option pricing model and a market scenario. Then a weighted average of these values based on their relative probabilities was applied in order to calculate the weighted fair value of each share class.

Because the awards vest upon an exit event, the Group has also applied management’s best estimate to determine the period over which the services will be provided to such exit event and has used that as the period over which to recognise the expense.

3.2.6.	Write-down of inventories

Inventories are carried at lower of cost and net realisable value (‘NRV’). In estimating NRV, the Group uses estimates related to fluctuations in inventory levels, planned production, customer purchasing behaviour, obsolescence, future selling orders, seasonality and costs necessary to sell the inventory. The carrying amount of the Group’s inventory write-downs is disclosed in Note 11.

3.2.7.	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (DCF) model. The cash flows are derived from the budget and forecasts and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 10.3.

3.2.8.	Useful lives of customer relationships

The customer relationships of the Group were acquired as part of business combinations that occurred in October 2016, March 2017 and September 2018. They were recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line basis based on the timing of projected cash flows of the customer

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS AND CHANGES (continued)

3.2.	Estimates and assumptions (continued)

3.2.8.	Useful lives of customer relationships (continued)

relationships over their estimated useful lives. However, the actual useful life may be shorter or longer than estimated, depending on commercial obsolescence, competition and demand. The Group reviews the amortisation period and the amortisation method of the customer relationships at the end of each reporting period.

As at 31 December 2020, the carrying amount of certain customer relationships acquired in October 2016 is €259,667 thousand (2019: €297,667 thousand). The Group estimated the useful life of these customer relationships to be eleven years based on expected cash flows using ‘the excess earnings method’. As at 31 December 2020, their remaining useful life is nearly seven years. However, if it were shorter (longer) by two years, the future annual amortisation charge would increase (decrease) by €15.8 million (€8.6 million).

4.	SEGMENT INFORMATION

4.1.	Basis for segmentation

For management purposes, the Group is organised based on its products and determined that it has two reportable segments, as follows:

•	Indoor segment – products for home storage such as shelving and cabinets, indoor furniture and housewares, tools storage and other products;

•	Outdoor segment – products for the garden or balcony such as furniture, sheds and outdoor storage, planters and gardening products, boxes and other products.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Segment Direct Contribution, the Group’s measure of segment profit, is gross profit (revenue less cost of sales) less distribution expenses, measured consistently with the consolidated financial statements, and adjusted for the following:

•	Depreciation, amortisation and derecognition of fair value adjustments recognised in business combinations on property, plant and equipment, intangible assets and inventories;

•	Impairment losses on property, plant and equipment and intangible assets;

•	The impact of applying lease accounting, i.e. depreciation charges on right-of-use assets are not reflected in the segment performance, instead the rent expenses are included as incurred;

•	Restructuring costs; and

•	Other non-recurring costs.

Segment performance also does not include the Hovac product line which was divested in late 2018 (see Note 12.3)

The Group’s overhead expenses (selling, research and development and general and administrative), financing (finance income, finance costs and other finance gains and losses) and income taxes are not allocated to operating segments.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

4.	SEGMENT INFORMATION (continued)

4.2.	Information about reportable segments

	Year ended 31 December 2020
	Indoor	Outdoor	Total segments
Segment revenue	655,706	579,957	1,235,663

Segment direct contribution (*)	137,355	138,227	275,582

(*) Including:
—Depreciation and amortisation	(24,670)	(21,706)	(46,376)

	Year ended 31 December 2019
	Indoor	Outdoor	Total segments
Segment revenue	661,342	544,376	1,205,718

Segment direct contribution (*)	96,188	106,913	203,101

(*) Including:
—Depreciation and amortisation	(27,137)	(20,650)	(47,787)

	Year ended 31 December 2018
	Indoor	Outdoor	Total segments
Segment revenue	645,624	464,494	1,110,118

Segment direct contribution (*)	87,753	81,433	169,186

(*) Including:
—Depreciation and amortisation	(27,932)	(19,317)	(47,249)

4.3.	Reconciliations of information on reportable segments to the amounts reported in the financial statements

4.3.1.	Revenues

	Year ended 31 December
	2020	2019	2018
Total revenue for reportable segments	1,235,663	1,205,718	1,110,118
Revenue related to Hovac	—	1,208	9,641

Consolidated revenue	1,235,663	1,206,926	1,119,759

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

4.	SEGMENT INFORMATION (continued)

4.3.	Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued)

4.3.2.	Loss before tax

	Year ended 31 December
	2020	2019	2018
Segment direct contribution for reportable segments	275,582	203,101	169,186
Unallocated items included in cost of sales and distribution expenses:
– Depreciation and amortisation	(26,834)	(27,674)	(23,543)
– Fair value adjustments related to inventories	—	—	(2,112)
– Impairment losses (Note 9)	(5,111)	(14,306)	(7,686)
– Plant closure related costs	(4,637)	(5,030)	(6,841)
– Related to Hovac	—	(244)	986
– Other	(8,450)	(5,603)	(7,788)
Rent expenses eliminated under lease accounting	21,821	21,468	14,621
Selling expenses	(107,541)	(108,777)	(107,308)
Research and development expenses	(5,518)	(5,751)	(5,233)
General and administrative expenses	(107,950)	(99,252)	(102,581)
Impairment of goodwill	—	—	(614,250)
Gain on sale and leaseback transaction	—	10,968	—
Other operating income, expenses, gains and losses, net	567	908	242
Financing	(120,023)	(114,454)	(94,344)

Consolidated loss before tax	(88,094)	(144,646)	(786,651)

4.3.3.	Other material items

	Year ended 31 December
	2020	2019	2018
Depreciation and amortisation:
Total depreciation and amortisation for reportable segments	(46,376)	(47,787)	(47,249)
Unallocated depreciation and amortisation	(26,834)	(27,674)	(23,543)
Depreciation and amortisation included in selling, research and development and general and administrative expenses	(71,757)	(70,531)	(70,821)

Consolidated depreciation and amortisation	(144,967)	(145,992)	(141,613)

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

5.	Revenue

In the following table, revenue is disaggregated by primary geographical market of the customers.

	Year ended 31 December
	2020	2019	2018
Europe	671,264	627,808	654,097
North America	471,727	487,932	377,695
Other	92,672	91,186	87,967

	1,235,663	1,206,926	1,119,759

Luxembourg (the Company’s country of domicile)	1,165	709	1,161
United States	427,223	435,475	318,339
Great Britain	124,056	120,398	110,564
France	116,189	109,327	121,404
Germany	90,263	83,074	90,131
Other countries	476,767	457,943	478,160

	1,235,663	1,206,926	1,119,759

In 2020, Segments revenue in Europe were €671,264 thousand (2019: €626,600 thousand; 2018: €644,456 thousand), of which €359,894 thousand (2019: €345,160 thousand; 2018: €370,019 thousand) related to the Indoor segment and €311,370 thousand (2019: €281,440 thousand; 2018: €274,437 thousand) related to the Outdoor segment.

In 2020, Segments revenue in North America were €471,727 thousand (2019: €487,932 thousand; 2018: €377,695 thousand), of which €252,032 thousand (2019: €276,453 thousand; 2018: €232,092 thousand) related to the Indoor segment and €219,695 thousand (2019: €211,479 thousand; 2018: €145,603 thousand) related to the Outdoor segment.

Note 4.3.1 includes a reconciliation between segment revenue and the consolidated revenue.

Revenues from one customer of the Group’s Outdoor and Indoor segments represented €176,429 thousand (2019: €174,224 thousand; 2018: €156,844 thousand) of the Group’s total revenues. No other single customers contributed 10 per cent or more to the Group’s revenue in either 2020, 2019 or 2018.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

6.	INFORMATION ON PROFIT OR LOSS

This note provides additional information about individual line items in profit or loss.

6.1.	Other operating income, expenses, gains and losses

	Year ended 31 December
	2020	2019	2018
Sub-lease rental income	116	44	—
Gain (loss) on disposal of assets, net	372	(565)	(459)
Gain on lease liability remeasurement (Note 15.2)	231	1,281	—
Gain on sale of Hovac activity (Note 12.3)	—	—	1,435
Other	(152)	148	(734)

	567	908	242

6.2.	Finance cost

	Year ended 31 December
	2020	2019	2018
Interest expenses on bank loans and borrowings	(71,582)	(70,805)	(66,484)
Costs on unutilised bank loans and borrowings	(1,166)	(1,140)	(1,022)
Interest expenses on lease liabilities	(6,322)	(6,880)	(5,018)
Interest expenses on loans from related parties	(26,234)	(24,856)	(20,284)
Interest expenses on contingent consideration payable	—	—	(371)
Other finance costs	(3,977)	(3,729)	(1,319)

	(109,281)	(107,410)	(94,498)

6.3.	Other finance gains and losses

	Year ended 31 December
	2020	2019	2018
Net foreign exchange gain (loss)	(11,669)	(6,243)	8,643
Net gain (loss) from changes in fair value of derivatives	856	(861)	(8,525)

	(10,813)	(7,104)	118

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

7.	INCOME TAXES

7.1.	Amounts recognised in profit or loss

	Year ended 31 December
	2020	2019	2018
Current income tax charge	(12,503)	(10,364)	(6,749)
Taxes in respect of prior years	820	(1,991)	954
Deferred tax benefit	23,016	19,559	30,121

Income tax benefit	11,333	7,204	24,326

7.2.	Reconciliation of effective tax rate

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, is as follows:

	Year ended 31 December
	2020	2019	2018
Loss before tax	(88,094)	(144,646)	(786,651)
Statutory tax rate (1)	28.69%	28.69%	29.76%
Income tax benefit computed at the statutory tax rate	25,274	41,500	234,108
Increase (decrease) in taxes on income resulting from the following:
Different tax rates in subsidiaries (1)	(7,103)	(11,315)	(44,486)
Impairment of goodwill not deductible for tax purposes	—	—	(153,563)
Other non-deductible expenses for tax purposes	(1,518)	(5,068)	(6,483)
Income subject to special tax rates and non-taxable income	3,697	6,407	4,725
Imputed interest income on subsidiary’s capital notes (2)	(5,368)	(5,282)	(9,709)
Utilisation of previously unrecognised tax losses	2,723	9,643	7,400
Current-year losses for which no deferred tax asset is recognised	(2,758)	(18,838)	(10,430)
Temporary differences for which no deferred tax assets were recognised	(11,846)	6,210	(1,580)
Differences in measurement basis	2,138	(13,770)	1,297
Taxes in respect of prior years	820	(1,991)	954
Impact of changes in tax rates (see 7.6 below)	241	(26)	96
Tax ‘step-up’ (see 7.8 below)	6,635	—	—
Other differences	(1,602)	(266)	1,997

Income tax benefit	11,333	7,204	24,326

(1)	The Company is resident in Luxembourg for tax purposes. The taxation of subsidiaries is based on tax residence and all companies are taxed at rates between 7.5% - 29%.
(2)	Krona Resin (2016) Ltd. has issued to Keter Group B.V non-interest-bearing capital notes. For tax purposes, Keter Group B.V. recognises imputed taxable interest income.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

7.	INCOME TAXES (continued)

7.3.	Amounts recognised in other comprehensive income

	Year ended 31 December
	2020	2019	2018
Deferred tax income (expense) in respect of remeasurements of defined benefit plans	6	37	(30)

7.4.	Deferred tax balances

Deferred tax assets (liabilities) relate to the following:

	Balance at 31 December		Recognised in profit or loss for the year ended 31 December
	2020	2019	2020	2019	2018
Property, plant and equipment	(8,008)	(8,885)	824	1,548	(1,434)
Intangible assets	(64,592)	(87,582)	22,814	14,347	12,289
Inventories	1,148	1,979	(826)	507	149
Employee benefits	1,239	703	582	24	141
Loss carryforwards	24,488	26,624	(2,117)	3,137	12,643
Other	(1,418)	(3,113)	1,739	(4)	6,333

	(47,143)	(70,274)	23,016	19,559	30,121

Reflected in the statement of financial position as follows:

Deferred tax assets	1,120	654
Deferred tax liabilities	(48,263)	(70,928)

	(47,143)	(70,274)

7.5.	Losses carry-forwards

Within the Group, several entities have tax losses carry-forward. Deferred tax assets have not been recognised in respect of some of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. The total tax loss carry-forward which is available to reduce future taxable income as at 31 December 2020 amounts to approximately €222 million (2019: €1,916 million), of which none (2019: €1,679 million) are related to impairment losses on investment in subsidiaries in the local accounts of the Company and Krona Holding (Luxembourg) II S.à r.l. As at 31 December 2020, the Group did not recognise deferred tax assets in respect of approximately €120 million (2019: €1,797 million) carry-forward losses.

7.6.	Changes in tax rates

On 18 December 2018, the Dutch Senate adopted the 2019 Tax Plan, making the tax changes effective 1 January 2019. The changes include a number of provisions, including a gradual reduction of the corporate income tax rate (on profits above €200 thousand) from 25% in 2019 to 22.55% in 2020, to 20.5% in 2021.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

7.	INCOME TAXES (continued)

7.6.	Changes in tax rates (continued)

On 14 November 2019, the Dutch Senate adopted the 2020 Tax Plan, making the tax changes effective 1 January 2020. The changes included a number of provisions, including a modification to the gradual reduction of the corporate income tax rate (on profits above €200 thousand) that was enacted previously in 2018, as follows: 25% in 2020 (instead of 22.55%); and 21.7% in 2021 onwards (instead of 20.5%).

On 15 December 2020, the Dutch Senate adopted the 2021 Tax Plan, making the tax changes effective 1 January 2021. The changes included a number of provisions, including the reversal of the previously enacted income tax rate of 21.7% to 25% for 2021 onwards. Additionally, as of 1 January 2022, net operating losses will only be utilised to reduce the taxable income fully up to 1 million euros and the excess up to 50% of the taxable income. In conjunction with this limitation, the carry-forward period will be made indefinite (from six years).

7.7.	Inspections

Keter Holding France S.A.S. was notified in July 2016 by the French Tax Administration as being subject to an inspection for financial years 2011-2014. During 2019, as a consequence of the audit, the French Tax Administration imposed an additional tax charge of €353 thousand, which was recognised as a tax expense in 2019. In 2020, the French Tax Administration imposed an additional tax charge of €108 thousand, which was recognised as a tax expense in 2020. The subsidiary has filed a formal dispute on the result of the audit, which is currently ongoing.

Keter France S.A.S. was notified in July 2017 by the French Tax Administration as being subject to an inspection for financial years 2014-2016. During 2018, the subsidiary received the final resolution of tax inspection, whereby the bases of its tax loss carry forward were decreased by €981 thousand for financial years 2014–2016. As no deferred tax asset was recognised for these losses, the resolution did not have an impact on the Group’s financial statements.

Keter Iberia S.L.U. was notified in November 2017 by the Spanish Tax Administration as being subject to an inspection for financial years 2013-2015. As at 31 December 2017, no income tax provision was recognised with respect to the inspection. In December 2018, the subsidiary received the final resolution of tax inspection, which resulted in an additional income tax expense of €524 thousand recognised in 2018.

Keter Italia S.p.A. was notified in February 2019 by the Italian Tax Administration as being subject to an inspection for the financial years 2015-2017. Based on the advice of the subsidiary’s tax advisors, a tax provision of €600 thousand was recognised in 2019 in respect of the inspection.

Keter Plastic Ltd. was notified in January 2020 by the Israeli Tax Authority as being subject to an income tax inspection for the financial years 2014-2018. In December 2020, the subsidiary received the final resolution of the tax inspection, whereby it agreed to pay 6.5 million Israeli shekel (€1.65 million) and interest of 1 million Israeli shekel (€0.26 million). The Group had previously recognised a provision of €3.03 million with respect to this tax inspections, therefore the unused provision of €1.39 million was reversed in profit or loss for the year ended 31 December 2020.

7.8.	Tax ‘step-up’

In 2020, Article 110 Law Decree 104/2020 was enacted in Italy, offering corporations the possibility to ‘step-up’ the value for tax purposes of certain tangible and intangible assets and shareholding interests to the assets’

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

7.	INCOME TAXES (continued)

7.8.	Tax ‘step-up’ (continued)

carrying amounts in the corporation’s IFRS or Italian GAAP financial statements, recognising the depreciation or amortisation of the new tax values starting fiscal year 2021. The ‘step-up’ amount shall not exceed the total equity of the corporation, and is only distributable after payment of a 10% substitute tax on the amount distributed. In addition, a 3% substitute tax on the ‘step-up’ amount is payable upon election, with the possibility to pay in three annual installments.

Keter Italia S.p.A. has elected to ‘step-up’ the values of its goodwill and customer relationships, whose carrying amount as at 31 December 2020 is €113.2 million, and which previously have not been recognised for tax purposes. Consequently, the deferred tax liability with respect to the customer relationships of €10 million and a current tax expense with respect to the 3% substitute tax of €3.4 million were recognised in profit of loss for the year ended 31 December 2020.

7.9.	Current tax balances

The decrease in current tax assets is primarily attributable to income tax advance payments in Israel that were refunded in 2020.

The increase in current tax liabilities is primarily attributable to the 3% substitute tax payable in Italy (see 7.8 above) and to higher profit before tax (increase of over €7 million) of Keter Poland Sp. z o.o. compared with prior year.

8.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial year, excluding treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

The following table reflects the profit and share data used in the basic and diluted earnings per share calculations. The Company does not have any dilutive potential ordinary shares, therefore basic and diluted earnings per share are equal.

	Year ended 31 December
	2020	2019	2018
Loss attributable to shareholders	(76,761)	(137,442)	(762,325)

Weighted average number of shares	319,501,352	319,501,352	319,406,660

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

9.	PROPERTY, PLANT AND EQUIPMENT

‘Property, plant and equipment’ comprise owned and leased assets as follows:

	31 December
	2020	2019
Property, plant and equipment owned (9.1)	277,619	298,759
Right-of-use assets (9.2)	82,473	100,727

	360,092	399,486

9.1.	Reconciliation of carrying amount of property, plant and equipment owned by classes of assets

	Buildings	Leasehold improve- ments	Machinery, vehicles and equipment	Hardware and office furniture	Molds	Assets in progress and advance payments	Total
Cost:
At 1 January 2019	37,142	36,471	236,430	9,007	140,194	11,131	470,375
Additions and transfers, net	238	1,900	14,702	2,499	26,679	(1,238)	44,780
Disposals	(17,600)	(474)	(2,854)	(878)	(4,386)	(1,261)	(27,453)
Translation adjustments	690	324	2,507	18	846	170	4,555

At 31 December 2019	20,470	38,221	250,785	10,646	163,333	8,802	492,257

Additions and transfers, net	522	2,125	15,930	1,297	23,095	3,924	46,893
Disposals	—	(977)	(11,481)	(392)	(11,138)	(528)	(24,516)
Translation adjustments	(30)	(1,171)	(8,224)	(196)	(3,791)	(310)	(13,722)

At 31 December 2020	20,962	38,198	247,010	11,355	171,499	11,888	500,912

Accumulated depreciation and impairment:
At 1 January 2019	(3,161)	(3,860)	(59,078)	(5,330)	(63,421)	—	(134,850)
Depreciation charge	(1,214)	(2,508)	(26,435)	(1,730)	(22,118)	—	(54,005)
Impairment (1) (2)	—	(3,426)	(3,971)	(22)	(4,505)	—	(11,924)
Disposals	1,107	389	2,176	637	3,642	—	7,951
Translation adjustments	(41)	(16)	(401)	7	(219)	—	(670)

At 31 December 2019	(3,309)	(9,421)	(87,709)	(6,438)	(86,621)	—	(193,498)

Depreciation charge	(1,103)	(2,240)	(24,535)	(1,604)	(24,007)	—	(53,489)
Impairment (1) (2)	(577)	—	(1,856)	—	(1,356)	—	(3,789)
Disposals	—	991	10,934	236	9,982	—	22,143
Translation adjustments	30	396	2,902	128	1,884	—	5,340

At 31 December 2020	(4,959)	(10,274)	(100,264)	(7,678)	(100,118)	—	(223,293)

Carrying amount:
At 31 December 2019	17,161	28,800	163,076	4,208	76,712	8,802	298,759

At 31 December 2020	16,003	27,924	146,746	3,677	71,381	11,888	277,619

(1)	The impairment losses on molds relate to certain goods sold at a loss and to molds no longer in use.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

9.1.	Reconciliation of carrying amount of property, plant and equipment owned by classes of assets (continued)

(2)	The impairment losses, other than those mentioned in (1) above, relate primarily to assets of plants in the U.S. which have been shut-down (see also Note 18).

Depreciation charge and impairment losses for the year ended 31 December 2018 were €55,024 thousand and €5,354 thousand respectively.

9.2.	Reconciliation of carrying amount of right-of-use assets by classes of assets

	Buildings	Machinery, vehicles and equipment	Hardware and office furniture	Total
Depreciation charge for the year ended 31 December 2018	(14,108)	(2,698)	(81)	(16,887)

At 1 January 2019	101,091	5,494	264	106,849
Additions	14,497	4,977	10	19,484
Depreciation charge	(17,990)	(2,952)	(85)	(21,027)
Impairment (1)	(2,434)	—	—	(2,434)
Disposals	(1,940)	(945)	—	(2,885)
Translation adjustments	725	15	—	740

At 31 December 2019	93,949	6,589	189	100,727

Additions	9,528	2,136	172	11,836
Depreciation charge	(17,568)	(3,175)	(75)	(20,818)
Impairment (2)	(1,461)	—	—	(1,461)
Disposals	(5,083)	(211)	(44)	(5,338)
Translation adjustments	(2,359)	(114)	—	(2,473)

At 31 December 2020	77,006	5,225	242	82,473

(1)	As a result of the termination of production and closure of certain plants in the U.S. (see also Note 18), right-of-use assets that are subjected to binding lease agreements were impaired.
(2)

The impairment losses relate to a plant in the U.S. and a warehouse in Canada, whose lease agreement was terminated early during 2020. Upon termination, the related lease liability was remeasured to the termination fee with a corresponding adjustment to the asset. The remaining carrying amount of the asset was recognised as an impairment loss.

Depreciation charge and impairment losses for the year ended 31 December 2018 were €16,887 thousand and €2,971 thousand respectively.

9.3.	Additional information

Asset purchases on deferred terms

During 2020, property, plant and equipment additions include purchases of assets of €3,205 thousand (2019: nil) on deferred terms of three to five years. These purchases were accounted for as non-cash transactions.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

9.3.	Additional information (continued)

Repayments of the deferred considerations (excluding interest) are presented in the statement of cash flows under ‘financing activities’.

Information about liens

See Note 20.2.

10.	INTANGIBLE ASSETS

10.1.	Reconciliation of carrying amount of intangible assets by classes of assets

	Goodwill	Customer relation- ships	Techno- logy	Brands	Backlog	Software	Other	Total
Cost:
At 1 January 2019	766,523	552,865	55,000	102,113	433	2,807	16	1,479,757
Additions	—	—	—	—	—	1,002	—	1,002
Disposals	—	—	—	—	(442)	(295)	(4)	(741)
Translation adjustments	661	453	—	260	9	36	—	1,419

At 31 December 2019	767,184	553,318	55,000	102,373	—	3,550	12	1,481,437

Additions	—	—	—	—	—	577	—	577
Disposals	—	—	—	—	—	—	—	—
Translation adjustments	(2,162)	(972)	—	(274)	—	(51)	—	(3,459)

At 31 December 2020	765,022	552,346	55,000	102,099	—	4,076	12	1,478,555

Accumulated amortisation and impairment:
At 1 January 2019	(614,250)	(112,973)	(11,917)	(18,495)	(241)	(435)	(4)	(758,315)
Amortisation charge	—	(55,135)	(5,500)	(9,142)	(196)	(983)	(4)	(70,960)
Disposals	—	—	—	—	442	66	—	508
Translation adjustments	—	(90)	—	(58)	(5)	(5)	—	(158)

At 31 December 2019	(614,250)	(168,198)	(17,417)	(27,695)	—	(1,357)	(8)	(828,925)

Amortisation charge	—	(55,098)	(5,500)	(9,137)	—	(921)	(4)	(70,660)
Disposals	—	—	—	—	—	—	—	—
Translation adjustments	—	353	—	75	—	3	—	431

At 31 December 2020	(614,250)	(222,943)	(22,917)	(36,757)	—	(2,275)	(12)	(899,154)

Carrying amount:
At 31 December 2019	152,934	385,120	37,583	74,678	—	2,193	4	652,512

At 31 December 2020	150,772	329,403	32,083	65,342	—	1,801	—	579,401

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

10.	INTANGIBLE ASSETS (continued)

10.2.	Amortisation

Amortisation of intangible assets is classified in profit or loss as follows:

	Year ended 31 December
	2020	2019	2018
Cost of sales	(5,500)	(5,766)	(5,740)
Selling and distribution expenses	(64,300)	(64,331)	(63,566)
General and administrative expenses	(860)	(863)	(397)

	(70,660)	(70,960)	(69,703)

10.3.	Impairment testing of goodwill

In 2018, the Group operated in one operating and reportable segment, which represented the lowest level at which goodwill was monitored for internal purposes. Consequently, goodwill was tested for impairment at the Group level. Following the Group’s 2018 annual impairment review, an impairment charge to goodwill of €614,250 thousand was recognised in 2018. The impairment was primarily driven by operational challenges in North America, lower sales in profitable European categories and increase in resin prices in the second half of 2018.

The recoverable amount of the Group as at 31 December 2018 was €1,182 million, and was determined based on a value in use calculation using a five-year cash flow projection based on financial budgets and forecasts approved by management. The impairment test was performed by management with the assistance of an independent valuation specialist. The key assumptions used in determining the value in use are:

2018
Budgeted revenue growth rate	5.0%
Permanent growth rate	1.9%
Pre-tax discount rate	13.2%

In 2019, the Group reorganised its operations and reportable segments into Indoor and Outdoor, which changed the composition of the Group’s cash generating units (CGUs). Consequently, the Group’s goodwill was allocated to the two CGUs on relative value basis.

For the purposes of impairment testing, goodwill has been allocated to the Group’s CGUs as follows:

	31 December
	2020	2019
Indoor	76,015	77,106
Outdoor	74,757	75,828

Total goodwill	150,772	152,934

As at 31 December 2020 and 2019, the recoverable amounts of the CGUs exceeded their carrying amounts, therefore no impairment charge was recognised.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

10.	INTANGIBLE ASSETS (continued)

10.3.	Impairment testing of goodwill (continued)

The recoverable amounts of the Group’s CGUs have been determined based on a value in use calculation using a five-year cash flow projection based on financial budgets and forecasts approved by management. The impairment test was performed by management with the assistance of an independent valuation specialist. The key assumptions used in determining the values in use are:

	Indoor	Outdoor
2020:
Budgeted revenue growth rate	4.6%	4.3%
Permanent growth rate	1.9%	1.9%
Pre-tax discount rate	9.8%	9.8%

2019: (*)
Budgeted revenue growth rate	4.8%	4.9%
Permanent growth rate	1.9%	1.9%
Pre-tax discount rate	11.3%	11.3%

(*)	The assumptions used were based on facts and circumstances prevalent at 31 December 2019, therefore they did not take into account potential adverse impacts of the COVID-19 pandemic.

As at 31 December 2020, the recoverable amounts of the Indoor and Outdoor CGUs exceed their carrying amount by €422 million and €587 million, respectively (2019: €83 million and €166 million).

As at 31 December 2020, no reasonably possible change in the key assumptions could cause the carrying amounts of the Indoor and Outdoor CGUs to exceed their recoverable amount.

As at 31 December 2019, no reasonably possible change in the key assumptions could cause the carrying amount of the Outdoor CGU to exceed its recoverable amount. With respect to the Indoor CGU, management identified that a reasonably possible change in two key assumptions would have caused the carrying amount to exceed the recoverable amount. For the recoverable amount to be equal to the carrying amount, both the permanent growth rate and pre-tax discount rate would need to be changed as follows: a decrease of 1% of the permanent growth, and an increase of 0.5% of the discount rate (a decrease of 1% of the permanent growth and an increase of 1% of the discount rate would result in an impairment loss of €33 million). Individually, an increase in the pre-tax discount rate of more than 1.2% would have caused the carrying amount to exceed the recoverable amount.

11.	INVENTORIES

	31 December
	2020	2019
Raw materials and consumables	70,988	77,076
Work in progress	24,511	21,065
Finished goods	132,991	161,528

Total inventories (*)	228,490	259,669

(*)Net of inventory write-downs	(5,819)	(8,989)

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

12.	TRADE AND OTHER RECEIVABLES

	31 December
	2020	2019
Trade receivables	202,704	158,306
Allowance for credit losses	(8,866)	(4,877)

Total trade receivables (12.1)	193,838	153,429
Prepaid expenses	3,527	4,686
Advances to suppliers	2,119	3,448
Sales tax and other statutory receivables	13,031	11,702
Sick pay funds (12.2)	—	1,034
Loans and advances to employees	246	256
Deferred consideration for the sale of Hovac (12.3)	—	711
Receivables from related parties (Note 22)	369	1,730
Other	2,494	4,937

Total trade and other receivables	215,624	181,933

12.1.	Trade receivables

12.1.1.	Aging of trade receivables

			Past due
	Total	Current	Up to 60 days	61–90 days	More than 91 days
At 31 December 2020	202,704	162,339	27,232	4,822	8,311

At 31 December 2019	158,306	132,014	15,287	4,710	6,295

Trade receivables are non-interest bearing and are generally on 30–90 day terms.

12.1.2.	Non-recourse trade receivable factoring facilities and similar arrangements

Keter Plastic Ltd. has entered a non-recourse trade receivable factoring facility with Bank Leumi B.M in Israel. Under this facility, the subsidiary sells customer invoices and the bank pays a percentage determined between the parties for each invoice. In January 2020, the Group’s U.S. subsidiaries (Keter US Inc, Resin Partners Inc. and Keter North America LLC) joined the same facility. As at 31 December 2020, the maximum amount permitted under the facility is 70 million U.S. dollars (2019: €30 million), of which €1.6 million (2019: €10.5 million) was utilised.

In addition, certain customers of Keter Iberia S.L.U. have entered a ‘confirming’ arrangement with local banks in Spain. Under such arrangement, the customer permits its suppliers to collect its outstanding invoice early from the bank, and the customer pays the bank on the due date of the invoice. The early collection is subject to a discount. As at 31 December 2020, €7.2 million of receivables have been collected early.

All trade receivables factored under the arrangements mentioned are derecognised upon transfer. In 2020, the Group recognised in profit or loss as ‘other finance costs’ factoring costs (i.e. discount on the factored receivables) of €634 thousand (2019: €159 thousand; 2018: nil) with respect to these arrangements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

12.	TRADE AND OTHER RECEIVABLES (continued)

12.1.	Trade receivables (continued)

12.1.3.	Movement in the allowance for credit losses

	2020	2019
At 1 January	(4,877)	(3,671)
Net remeasurement of loss allowance	(5,206)	(1,521)
Amounts written off (recovered), net	977	467
Exchange differences	31	(145)
Translation adjustments	209	(7)

At 31 December	(8,866)	(4,877)

12.2.	Sick pay funds

Sick pay funds in Israel were used by the Group to partially fund the Group’s long-term leave obligations to its employees. At 31 December 2019, all the sick pay funds were related to Keter Plastic Ltd.’s employees, and registered under Keter Holding Ltd, a former owner of the Group. During 2020, the registration of the sick pay funds was transferred to Keter Plastic Ltd., and consequently they were redeemed by the subsidiary.

12.3.	Sale of Hovac activity

On 16 November 2018, Keter Belgium N.V. signed an asset purchase agreement to sell its Hovac product line, which was manufacturing products for storing food and drink. The Group sold the related customer contracts, samples and brand. The agreed consideration was €1,500 thousand. The net carrying amount of the assets sold was €65 thousand, resulting in a gain of €1,435 thousand (included in profit or loss as ‘other operating gain’). The remaining production activity of the subsidiary was transferred to other subsidiaries.

The first installment of €750 thousand was received in December 2018, the second installment of €375 thousand in February 2020, and the last installment in July 2020. During 2019, the purchaser deducted €39 thousand from the agreed consideration, claiming that it could not sell part of the stock to its customers. The Group is challenging this claim.

13.	EQUITY

13.1.	Ordinary shares

	31 December
	2020		2019
	Authorised	Issued and outstanding	Authorised	Issued and outstanding
Ordinary shares of €1 each par value	319,501,352	319,501,352	319,501,352	319,501,352

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

13.	EQUITY (continued)

13.2.	Capital contributions

	Issued share capital	Share premium
At 1 January 2018	319,362	378,458
Issued in kind in September 2018 (1)	139	13,797
Issued in kind in December 2018 (2)	—	25,000

At 31 December 2018	319,501	417,255

Issued in kind in December 2019 (3)	—	29,615

At 31 December 2019	319,501	446,870

At 31 December 2020	319,501	446,870

(1)	Issued in kind as part of the acquisition of Adams Mfg. Corp. (see Note 23.1).
(2)

As part of the purchase agreement with the previous owner of the Group in October 2016, the Group recognised a contingent consideration of €50 million payable to the previous owner. In 2018, €25 million of the contingent consideration was paid by the Group, and the remaining €25 million were paid on behalf of the Group by its parent company, Keter Group Holding S.à r.l, in exchange for a capital contribution by the Company.

(3)	In September 2018, the Group received a €28,303 thousand loan from its parent company, Keter Group Holding S.à r.l. In December 2019, the loan, including accrued interest, was converted into capital.

13.3.	Share-based payment

Certain employees of the Group (mostly, senior executives) are offered the opportunity to participate in a management incentive plan (MIP), in which they are granted a combination of shares of Krona Management S.A., an indirect shareholder of the Company. The shares are offered by Krona Management S.A.

The MIP includes the following type of awards: Ordinary Shares, Preference Shares A, Preference Shares C (Ratchet shares) and Preference Shares K (Kicker shares). In addition, share options were issued to a former employee outside of the MIP. All the share and option grants are equity-settled at the Group level. Preference Shares A and certain Ordinary Shares are outside of the scope of accounting for share-based payments and considered as direct transactions with the employees and Krona Management S.A as the Preference Shares A are not based on the value of underlying equity, and certain Ordinary Shares have been purchased outright by management in their capacity as shareholders.

The following disclosures consider only shares and options accounted for as share-based payments.

As at 31 December 2020, 7,060,021 (2019: 6,979,449) of the shares under MIP are held by managers. In November 2020, 3,017,607 shares were granted (2019: nil; 2018: 1,366,316), which included the Kicker shares as a new type of share offered, and 113,230 share options.

In 2020, the Group recognised share-based payment expenses of €2,794 thousand (2019: €313 thousand; 2018: €232 thousand).

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

13.	EQUITY (continued)

13.3.	Share-based payment (continued)

13.3.1.	Shares

The share awards include Ordinary Shares, Preference Shares C (Ratchet shares) and Preference Shares K (Kicker shares).

There is no contractual vesting period for the shares, as vesting only applies in the case of an exit event. The Group applies management’s best estimate to determine the period over which the services will be provided to such exit event and uses that as the period over which to recognise the expense. The vesting period is reassessed every reporting period. The vesting period was determined to be five years from the initial grant date in 2017 and is reassessed every period.

The fair values of the shares granted were determined at the grant dates using an option pricing model and a market approach. The assumptions used in the valuation model are based on future expectations combined with management judgment, objective and subjective factors to determine the fair value of the shares as of the date of each grant. See details of the key assumptions and considerations used in Note 3.2.5.

	At grant date, 16 November 2020
	Number of shares granted	Weighted average fair value per share at grant date
Ordinary Shares	2,330,398	€2.80
Preference Shares C	159,959	€14.02
Preference Shares K	527,000	€21.25

In 2018, 1,266,001 of Ordinary Shares and 100,315 of Preference C shares were granted. The fair value of the 2018 grants was determined to be immaterial at the grant dates.

Modification

On 6 November 2020, the terms of the Preference Shares C were modified such that there was an increase in the fair value of the awards. The incremental fair value granted was €2.65 per share and resulted in a modification expense of €383 thousand recognised in profit or loss for the year ended 31 December 2020. The fair value on the modification date was determined using the same methodology used to determine the fair value at the grant date for MIP awards, described above.

13.3.2.	Share options

During 2020, Keter Plastic Ltd. reached a settlement agreement with a former employee of the Group, in which the employee was awarded 113,230 share options of Krona Management SA (see Note 20.1.1). As at 31 December 2020, all share options are outstanding.

No other share options were granted to any other former or current employees of the Group.

The aggregate intrinsic value of options awarded was €107 thousand at an exercise price of €0.01 per share. The options expire 3 years after their grant date and are exercisable from the date of the grant. As at 31 December 2020, the weighted-average remaining contractual life of the share options outstanding is 3 years.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

13.	EQUITY (continued)

13.3.	Share-based payment (continued)

13.3.2.	Share options (continued)

The Group recognised a share-based payment expense for these awards of €107 thousand in 2020.

The Company measures all share options at the fair value of the award on the grant date using a Black–Scholes Merton model. The fair value of the options granted was determined using the following principal assumptions:

	Ordinary shares	Preference A shares
Fair value of options granted	€26 thousand	€81 thousand
Share price	€2.80	€0.78
Grant date	17 December 2020	17 December 2020
Expiry date	17 December 2023	17 December 2023
Exercise price	€0.01 per share	€0.01 per share
Risk free interest rate	(0.19%)	(0.19%)
Expected volatility	60.36%	60.36%
Dividend yield	0%	0%

14.	LOANS AND BORROWINGS FROM BANKS

	Non-current liabilities		Current liabilities
	31 December		31 December
	2020	2019	2020	2019
Senior loan facility agreement (14.1)	1,073,037	1,063,286	8,544	8,477
UBS revolving credit facility (14.2)	—	—	277	40,255
Deutsche Bank asset-backed facilities (14.3)	—	—	27,222	18,369
Other short-term loans (14.4)	—	—	65,096	60,060
Other debts	—	—	—	2,311

Total loans and borrowings from banks	1,073,037	1,063,286	101,139	129,472

The table below includes the movement in the bank loans and borrowings:

	2020	2019
At 1 January	1,192,758	1,190,697
Net cash flow from financing activities	(28,408)	(7,207)
Accrued interest	72,748	71,945
Interest paid	(62,873)	(62,746)
Translation adjustments	(49)	69

At 31 December	1,174,176	1,192,758

14.1.	Senior loan facility agreement

On 31 October 2016, the Group entered into a senior loan facility agreement (SFA) with a consortium of financial institutions administered by UBS AG, London Branch, to finance the acquisition of the Keter Group subsidiaries. The loan received was €690 million (Facility B1).

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

14.	LOANS AND BORROWINGS FROM BANKS (continued)

14.1.	Senior loan facility agreement (continued)

On 2 March 2017, the Group increased its debt under the SFA with additional €320 million (Facility B3) to finance the acquisition of ABM Group.

On 4 September 2018, the Group increased again its debt under the SFA with additional €95 million (Facility B4 until 31 October 2018 and then combined with Facility B1) to finance the acquisition of Adams Mfg. Corp. (see Note 23.1).

The loan facility bears quarterly interest at Euribor + Margin with a floor on the Euribor of 1%. The Margin depends on the Senior Net Leverage Ratio, which is calculated by dividing the Keter Group B.V.’s Senior Secured Net Debt by its last twelve months Consolidated Pro Forma EBITDA. Senior Secured Net Debt is the principal amount outstanding of the SFA and the UBS revolving credit facility (RCF) described in 14.2 below, net of cash and cash equivalents held by Keter Group B.V. and its subsidiaries. Consolidated Pro Forma EBITDA, as defined in the SFA, allows the Group to add-back any amount deemed as non-recurring in nature, without any limit, and also ‘Pro Forma Savings’, which can represent up to 20% of the Consolidated Pro Forma EBITDA. These savings can include any restructuring, reorganisation or cost savings initiatives to the extent that the savings are expected in the following 12-month period.

The margin ratchet for the loan facility is as follows:

Senior Net Leverage Ratio	Margin
Greater than 3.5:1	4.25%
Equal or less than 3.5:1	4.00%

For the first year, the Margin was fixed at 4.25%, aggregating to a 5.25% interest rate. Since inception, the interest rate did not change because the Senior Net Leverage Ratio did not go below the 3.5:1 ratio. The effective interest rate of Facility B1 is 6.20%, of Facility B3 is 7.19%; and of Facility B4 is 7.97%.

The loan principal is repayable upon maturity on 31 October 2023. In case the Group has an excess cash flow (as defined in the SFA), it is obliged to prepay the loan. Prepayments are only required (subject to other conditions) when the excess cash flow exceeds a minimum threshold of €15 million according to the following schedule (subject to other adjustments):

Total Senior Net Leverage Ratio as a percentage of Excess Cash Flow

Greater than 4.00:1	50%
Equal to or less than 4.00:1 but greater than 3.00:1	25%
Equal to or less than 3.00:1	0%

Covenants

The loan facility is subjected to compliance with financial covenants, which requires that the Senior Net Leverage Ratio does not exceed a certain threshold. However, the covenant is not tested unless, at the end of the testing period (i.e. relevant quarter end), the Group’s drawing on its UBS revolving credit facility (RCF), described in 14.2 below, is in excess of a certain percentage of the total RCF facility (€110 million).

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

14.	LOANS AND BORROWINGS FROM BANKS (continued)

14.1.	Senior loan facility agreement (continued)

If there is a breach of the financial covenant, no event of default will occur if new equity injections (equity cure) or shareholder loans are received by the Group in an amount required to ensure that the financial covenant is complied with (if tested again) for the same period. This new equity injection can be applied towards either increasing the amount of the Consolidated Pro Forma EBITDA for that period or reducing the total Senior Secured Net Debt for that period. The SFA limits the maximum number of such equity cures to 4 times over the life of the facilities, of which such equity cure amount cannot be applied towards the Consolidated Pro Forma EBITDA for more than 2 times.

Originally, the covenant required that the Senior Net Leverage Ratio does not exceed 6.9:1, and was tested if the Group’s RCF utilisation exceeded 35% of the total facility.

In February 2019, the Group renegotiated an amendment with its lenders, whereby the covenant for the next six quarters was adjusted as follows:

Test period ended	Test condition:	Covenant
	RCF utilisation exceeds:	Senior Net Leverage Ratio does not exceed:
31 December 2018	35% (€38.5 million)	6.90
31 March 2019	20% (€22.0 million)	8.00
30 June 2019	20% (€22.0 million)	8.75
30 September 2019	20% (€22.0 million)	8.75
31 December 2019	20% (€22.0 million)	8.50
31 March 2020	20% (€22.0 million)	7.50
30 June 2020	20% (€22.0 million)	6.90

Additionally, the maximum amount of RCF available for the Group was reduced to €88 million.

In April 2020, in light of the COVID-19 pandemic, the Group renegotiated with its lenders amendments to the covenant for the next four quarters (June 2020 to March 2021) as follows:

•	Last twelve months Consolidated EBITDA (without Pro Forma Savings) shall not be less than €80 million;

•	In calculating the Consolidated EBITDA, add-backs of amounts deemed as non-recurring in nature will be limited to:

(i)	€5 million for add-backs recognised from 1 April 2020 to 30 June 2020,

(ii)	€7.5 million for add-backs recognised from 1 April 2020 to 30 September 2020, and

(iii)	€10 million for add-backs recognised from 1 April 2020 to 31 December 2020 and 31 March 2021;

•	The Group will need to ensure minimum ‘Liquidity’ of €20 million at the end of each month. ‘Liquidity’ is defined as cash held by the Group plus available line of credit on the Group’s RCF facility.

In addition, the Group was required to share with the RCF lenders its 13-week direct cash flow forecast on a monthly basis. In case of significant (20%) negative deviation from a previously shared forecast, the Group must update its RCF lenders accordingly.

As at 31 December 2020 and 2019, the Group had met the covenant requirements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

14.	LOANS AND BORROWINGS FROM BANKS (continued)

14.1.	Senior loan facility agreement (continued)

Obligors and security

The loan is secured by the obligors to UBS AG, London Branch as security agent (on behalf of the lenders). The sole guarantor and borrower under the senior facility agreement as at 31 December 2016 was Keter Group B.V. The following obligors acceded subsequent to that date:

•	Keter Benelux B.V.

•	Jardin Netherlands B.V.

•	Krona Resin (2016) Ltd.

•	Keter Plastic Ltd.

•	Keter Luxembourg S.à r.l

•	Keter US Inc.

•	Resin Partners Inc.

•	Keter Poland Sp. z o.o.

•	Keter UK Ltd.

•	Keter Italia S.p.A.

Under the terms and conditions of the senior facility agreement, the aggregate EBITDA and gross assets of the obligors shall be at least 80% of the consolidated EBITDA and gross assets of the Group. In addition to the aforementioned requirement, group companies are obliged to accede as obligors to the senior facility agreement when they become a material subsidiary.

The obligors have provided first ranking security (to the extent possible) to UBS AG, London Branch as security agent (acting on behalf of the lenders).

14.2.	UBS revolving credit facility

The revolving credit facility (RCF) with UBS is linked to the senior loan facility agreement described in 14.1 above. The total revolving credit facility with UBS is €110 million. The RCF bears interest of Euribor + 4.25% with a floor on the Euribor of 0%. Unutilised amount incurs a cost of 1.4875%. The interest rate at 31 December 2020 is 4.25% (2019: 4.25%). The securities provided and applicable covenants are as described in 14.1 above.

The RCF was set to expire on 31 October 2022. After the reporting period, in February 2021, the Group extended the expiration date to 31 July 2023. According to the extension terms, the amount that will be available for utilisation after the original expiration date will be €102.1 million.

14.3.	Deutsche Bank asset-backed facility

The asset-backed facility (ABF) with Deutsche Bank is €31 million. The facility is secured by pledges on trade receivables and inventories of Jardin Netherlands B.V., Keter UK Ltd. and Keter Benelux B.V. The ABF bears interest of Euribor + 2.25% with a floor on the Euribor of 0%. Unutilised amount incurs a cost of 0.5%. The interest rate at 31 December 2020 is 2.25% (2019: 2.25%). There are no financial covenants in respect of the financing obtained from Deutsche Bank.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

14.	LOANS AND BORROWINGS FROM BANKS (continued)

14.3.	Deutsche Bank asset-backed facility (continued)

The ABF was set to expire on 30 September 2021. After the reporting period, in February 2021, the Group extended the expiration date to 30 September 2022.

14.4.	Other short-term loans

The Group obtains short-term loans in Israel. The main conditions of these loans are:

Bank	Currency	Amount	Interest	Maturity date	Secured
31 December 2020:
Bank Leumi	Euro	65,000	1.37%	23 February 2021	No
31 December 2019:
Bank Leumi	Euro	60,000	0.74%	9 January 2020	No

14.5.	Cash pool arrangement

Several subsidiaries of the Group have entered into two cash pool facilities, a euro facility and a US dollar facility, both with Deutsche Bank.

Within the euro cash pool arrangement, an unsecured facility of €10 million has been granted to the main account, and intraday limits have been granted to the accounts of the other participants to allow payments during business days. This facility is allowed under the senior loan facility agreement with UBS described in 14.1 above. The interest on the facility is Euribor + 2.75%. As at 31 December 2020 and 2019, no withdrawals were made under this facility.

The following companies entered into the different cash pool facilities:

Euro facility	US dollar facility
Keter Group B.V.	Keter Group B.V.
Keter Holding France S.A.S.
Keter France S.A.S.
ABM S.à r.l
Keter Europe Gardening B.V.
Jardin Netherlands B.V.	Jardin Netherlands B.V.
Keter Benelux B.V.
Keter Belgium NV
Keter Luxembourg S.à r.l	Keter Luxembourg S.à r.l
Keter Germany GmbH
Keter Hungary Kft.
Keter Poland Sp. z o.o.
Keter Iberia S.L.U.
Keter Italia S.p.A.
Keter UK Ltd.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

15.	LEASE LIABILITIES

The Group leases buildings, vehicles and items of machinery and equipment used in its operations. Leases of buildings typically have a term of two to fifteen years and leases of vehicles and machinery of three to five years. Certain leases of buildings contain extension options up to six years and some leases of vehicles and machinery contain extension options of three to five years. Most of the extension options of leases of buildings are reflected in the lease term of the leases. See Note 9.2 for the related right-of-use assets.

The table below includes the movement in the lease liabilities:

	2020	2019
At 1 January	119,891	113,164
Net cash flow from financing activities	(24,020)	(19,552)
Accrued interest	6,322	6,880
Interest paid	(6,322)	(6,880)
Non-cash flow additions	11,842	25,142
Non-cash flow reductions	(5,630)	(4,252)
Exchange differences	(83)	4,508
Translation adjustments	(3,192)	881

At 31 December	98,808	119,891

Non-current	80,002	98,600
Current	18,806	21,291

	98,808	119,891

The maturity analysis of lease liabilities is disclosed in Note 21.4.

15.1.	Sale and leaseback

On 19 February 2019, Keter Canada Inc. entered into an agreement to sell its land and building in Milton, Canada for a purchase price of €33,492 thousand. The agreement also provided for the parties to enter into a lease at closing pursuant to which the buyer would lease the entire property back to Keter Canada Inc. for a period of 15 years. The sale and leaseback closed on 19 March 2019 whereupon Keter Canada Inc. received €28,615 thousand, representing the purchase price less holdbacks/security deposits required by the agreement, and commissions and other fees. The Group recognised a gain of €10,968 thousand on the transaction.

15.2.	Gain on lease liability remeasurement

As a result of the termination of production and closure of the plant in Belgium in 2018, the lease liability related to the binding lease agreement of the plant was remeasured to reflect the Group’s estimates regarding exit of the lease agreement with a corresponding adjustment to the right-of-use asset. The remaining carrying amount of the right-of-use assets was partially impaired, reflecting the Group’s estimates on the prospect of future sub-leasing of the plant.

In 2019, after negotiations with the lessor, it was agreed that the Group would terminate the lease agreement for a termination fee to be paid over a period of two years. Consequently, the lease liability was remeasured to reflect the agreement with the lessor. The remeasurement was recognised as an adjustment to the right-of-use asset to the value of nil, with the remaining amount of €1,281 thousand recognised in profit or loss as a gain on lease liability remeasurement.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

15.	LEASE LIABILITIES (continued)

15.2.	Gain on lease liability remeasurement (continued)

In 2020, when the Group signed the termination agreement with the lessor, it was ultimately agreed that the termination fee will be reduced in exchange for paying the termination fee in full in 2020 instead of over a period of two years. Consequently, the lease liability was remeasured to reflect the new term and a gain of €231 thousand was recognised in profit or loss.

16.	LOANS FROM RELATED PARTIES

	PIK loans (16.1)
	Curver Netherlands B.V.	Galvaude Private Investments Inc.	BCP Special Opportunities Fund I L.P.	Total	Other loans (16.2)	Total
At 1 January 2019	58,504	118,112	5,099	181,715	28,654	210,369
Interest expense	7,875	15,385	635	23,895	961	24,856
Capital contribution	—	—	—	—	(29,615)	(29,615)
Exchange differences	1,170	2,364	—	3,534	—	3,534

At 31 December 2019	67,549	135,861	5,734	209,144	—	209,144

Interest expense	8,640	16,880	714	26,234	—	26,234
Exchange differences	(6,333)	(12,704)	—	(19,037)	—	(19,037)

At 31 December 2020	69,856	140,037	6,448	216,341	—	216,341

16.1.	PIK loans

On 31 October 2016, the Group entered into a payment in kind (PIK) facility agreement in relation to the acquisition of Keter Group. PIK loans received under the facility are repayable in full on 31 October 2024 and bear an annual interest rate, payable every 6 months, of 11% (when the interest is paid in cash) or of 11.5% (when the interest is accrued and added to the outstanding principal).

PIK loans received under the PIK facility are as follows:

Lender		Received at	Effective interest rate	Principal
Curver Netherlands B.V.	(1)	31 October 2016	12.99%	$54,815,000
Galvaude Private Investments Inc.	(2)	31 October 2016	12.62%	$108,860,000
BCP Special Opportunities Fund I L.P.	(3)	31 August 2018	12.37%	€5,000,000

(1)	Curver Netherlands B.V. is controlled by the Sagol family, the former owner of the Group.
(2)	Galvaude Private Investments Inc. is a subsidiary of PSP Investments Holding Europe Ltd (‘PSP’). PSP is a shareholder of Krona Acquisition S.à r.l., an indirect parent of the Company.
(3)	BCP Special Opportunities Fund I L.P. is an indirect subsidiary of BC European Capital IX L.P., the ultimate parent of the Group.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

16.	LOANS FROM RELATED PARTIES (continued)

16.2.	Other loans

On 1 September 2018, the Group received a €28,303 thousand loan from its parent company, Keter Group Holding S.à r.l. The loan bore an annual interest rate of 3.71% and was repayable on 31 August 2023.

On 1 December 2019, the loan, including accrued interest, was converted into capital.

17.	POST-EMPLOYMENT BENEFITS

Israel

According to labor laws in Israel, the Group is required to pay compensation to an employee upon termination, resignation or retirement or to make on going contributions to defined contribution plans. The Group’s obligation is accounted for as a post-employment benefit.

With respect to the defined contribution plans, the Group is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Group with respect to the retirement benefit plans is to make the specified contributions.

With respect to the defined benefit plans, the computation of the Group’s employee benefit liability is made in accordance with a valid employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation. The defined benefit plans are funded by the Group.

In addition, several employees, mostly senior management, are contractually entitled to post-employment ‘adaptation’ benefits upon termination, resignation, retirement, disability or death. The adaptation benefit plan is unfunded.

Europe

Post-employment benefits in Europe comprise mostly of defined contribution plans, whereby the Group is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Group with respect to the retirement benefit plans is to make the specified contributions.

In Italy, Poland and Germany the Group sponsors defined benefit pension plans, and in Poland also defined disability and posthumous plans. These benefit plans are unfunded.

North America

Post-employment benefits of the Group in the United States are solely 401K plans for qualifying employees and in Canada the state-managed Canada Pension Plan. Both are accounted for as defined-contribution plans.

17.1.	Defined contribution plans

The table below includes the expense recognised in relation to defined contribution plans.

	Year ended 31 December
	2020	2019	2018
Expenses in respect of defined contribution plans	(7,913)	(7,965)	(8,134)

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

17.	POST-EMPLOYMENT BENEFITS (continued)

17.2.	Defined benefit plans

	31 December
	2020	2019
Defined pension plans	2,364	2,009
Other defined post-employment plans	1,156	637

Total defined benefit liability, net	3,520	2,646

Non-current	3,191	2,415
Current (included in ‘trade and other payables’)	329	231

	3,520	2,646

17.2.1.	Movement in net defined benefit liability

	Defined benefit obligations	Fair value of plan assets	Net defined benefit liability
At 1 January 2019	17,814	(15,778)	2,036
Current service cost	1,075	—	1,075
Interest cost (income)	644	(435)	209
Exchange differences	1,654	(1,589)	65
Remeasurement (gains) losses:
— Actuarial changes arising from demographic assumptions	(19)	—	(19)
— Actuarial changes arising from financial assumptions	764	—	764
— Actuarial changes arising from experience adjustment	323	—	323
— Return on plan assets excluding interest income	—	(491)	(491)
Translation adjustments	1	—	1
Employer contributions to plan	—	(2,160)	(2,160)
Benefits paid	(5,394)	6,237	843

At 31 December 2019	16,862	(14,216)	2,646

Current service cost	1,432	—	1,432
Interest cost (income)	340	(260)	80
Exchange differences	(258)	237	(21)
Remeasurement loss
— Actuarial changes arising from demographic assumptions	—	—	—
— Actuarial changes arising from financial assumptions	(24)	—	(24)
— Actuarial changes arising from experience adjustment	(13)	—	(13)
— Return on plan assets excluding interest income	—	72	72
Translation adjustments	(15)	—	(15)
Employer contributions to plan	—	(372)	(372)
Benefits paid	(884)	619	(265)

At 31 December 2020	17,440	(13,920)	3,520

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

17.	POST-EMPLOYMENT BENEFITS (continued)

17.2.	Defined benefit plans (continued)

17.2.2.	The principal assumptions underlying the plans

Israel

31 December
	2020	2019
	%	%
Discount rate	2.14-2.19	3.62-3.83
Expected rates of salary increase	4.09-5.00	4.09-5.00

Europe

31 December
	2020	2019
	%	%
Discount rate	(0.02)-1.10	0.37-1.90
Expected rate of salary increase	0.00-3.00	0.00-3.00

18.	PROVISIONS

	Legal claims (see Note 20.1.1)	Assurance- type warranties (18.1)	Restructur- ing (18.2)	Onerous contracts (18.3)	Total
At 1 January 2020	1,106	861	2,655	835	5,457
Arising during the year	1,680	631	2,090	—	4,401
Utilised	(60)	(112)	(2,063)	(484)	(2,719)
Unused amounts reversed	(40)	—	—	(104)	(144)
Exchange differences	(16)	(7)	—	(2)	(25)
Translation adjustments	(66)	(78)	(86)	(28)	(258)

At 31 December 2020	2,604	1,295	2,596	217	6,712

18.1.	Assurance-type warranties

The Group recognises warranty provisions for expected warranty claims on products sold during the year, based on past experience of the level of repairs and returns. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period for all products sold.

18.2.	Restructuring

In 2019, the Group announced its intention to close three of its U.S. factories in Belen (New Mexico), Gilbert (Arizona) and Alexandria (Indiana). Consequently, the Group recognised a restructuring provision of €2,655 thousand.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

18.	PROVISIONS (continued)

18.2.	Restructuring (continued)

In October 2020, the Group formally announced it will shut down its factory in Enschede (the Netherlands) during the summer of 2021, and relocate its production capacity to the factory in Rijen (the Netherlands). Consequently, the Group recognised a restructuring provision of €2,090 thousand, which mainly includes employee termination benefits.

18.3.	Onerous contracts

In 2019, as a result of the termination of production and closure of certain plants in the U.S. (see 18.2 above) a provision for onerous contracts of €673 thousand was recognised for the unavoidable costs related to binding lease agreements (see also Note 9.2).

In 2018, the Group recognised a provision for onerous contracts for future municipal tax costs related to an unused office building in Israel that was subjected to a binding lease agreement until December 2020. During 2020, the Group received a municipal tax waiver as a COVID-19 relief measure provided by the Israeli government (see Note 1.3), and consequently €96 thousand of the provision has been reversed. The rest of the provision has been utilised.

19.	TRADE AND OTHER PAYABLES

	31 December
	2020	2019
Trade payables	169,232	147,915
Employee benefits (1)	35,068	24,238
Accrued expenses	19,974	13,386
Advances from and credit balance of customers	4,056	1,733
Sales tax and other statutory payables	14,034	10,926
Payables to related parties (Note 22)	2,020	4,942

Total trade and other payables	244,384	203,140

Non-current	4,552	2,296
Current	239,832	200,844

Total trade and other payables	244,384	203,140

(1)

Employee benefits also include the current portion of post-employment benefits (see Note 17). Total employee benefit expenses recognised in the reporting period is €267,797 thousand (2019: €269,234 thousand; 2018: €258,622 thousand).

20.	COMMITMENTS AND CONTINGENCIES

20.1.	Contingencies

20.1.1.	Legal claim contingencies

Product liability claims

The Group is subject to different product liability claims. All claims are covered under insurance policies of the Group with deductible amount of 350 thousand U.S. dollar per case. In the U.S. there are six pending legal

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

20.	COMMITMENTS AND CONTINGENCIES (continued)

20.1.	Contingencies (continued)

20.1.1.	Legal claim contingencies (continued)

proceedings, in Europe two pending legal proceeding and in Israel one pending legal proceeding, totaling around €9 million. The Group’s consolidated financial statements include a provision covering these claims based on management’s best estimate.

Labor-related claims

In June 2018, the Israeli National Social Security (‘Bituah Leumi’) filed a claim against Keter Plastic Ltd. to reimburse 440 thousand Israeli shekel (€112 thousand) it paid to a worker that was injured at the subsidiary’s facilities. Keter filed a defense as well as a third-party notice against the catering company subcontractor which employed the worker through the manpower company. A defense was filed by the subcontractor and a fourth party notice was sent to the manpower company. A waiver of confidentiality was received for the collection of medical documents and, subsequently, the order for an opposing expert opinion. The subsidiary expects that the reimbursement will be divided together with the third and fourth parties. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

During 2020, Keter Plastic Ltd reached a settlement agreement with a former senior manager of the Group, according to which the employee will be entitled to compensation of 800 thousand Israeli shekel (€203 thousand) and share options of shares of Krona Management S.A. as part of the management incentive plan (see Note 13.3).

In addition, the Group is involved with other labor claims of former employees in Israel, Germany and, Spain, which include claims alleging unpaid compensation and compensations for illness or injury sustained during employment, totaling around €393 thousand as at 31 December 2020. In Israel, certain claims are covered by employer liability insurance for each case that exceed 54 thousand Israel shekel (€14 thousand). The Group’s consolidated financial statements include a provision covering these claims based on management’s best estimate.

After the reporting period, in January 2021, a claim was filed against Keter Plastic Ltd. by a former production employee for 3,220 thousand Israeli shekel (€816 thousand), alleging compensation for future loss of earnings, unlawful dismissal, lack of legal hearing, discrimination, defamation and invasion of privacy. According to the legal advisors of the Group, the likely damages are expected to be immaterial.

Intellectual property claims

In May 2019, Keter Plastic Ltd. received a claim from a third party alleging that a product manufactured by the subsidiary and sold by a business partner of the subsidiary violates the third party’s patent. According to an agreement between the subsidiary and its business partner, the subsidiary should compensate its business partner for damages as a result of third-party legal actions in connection with products manufactured by the subsidiary that violate third party rights. According to another agreement between the subsidiary and the business partner, there is a similar compensation clause, however in cases where the violation is alleged against elements that were jointly developed by the subsidiary and the business partner, the parties are supposed to appoint a joint lawyer, and bear the legal costs equally. The parties have completed negotiations and executed a settlement agreement, according to which for a one-time payment of 250 thousand U.S. dollars (€204 thousand), the subsidiary will receive a license to use the relevant portions of the patent in order to manufacture products. The license is for all the parties who have signed the compromise agreement.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

20.	COMMITMENTS AND CONTINGENCIES (continued)

20.1.	Contingencies (continued)

20.1.1.	Legal claim contingencies (continued)

Other legal claims

In December 2013, a claim for damages of €7.3 million was filed before the Court of Paris against an agent of Keter Plastic Ltd., alleging that the agent published false information about the plaintiff. Legal proceedings were in process for a few years. In 2019, the parties settled for a total amount of €450 thousand, of which €200 thousand was paid by the subsidiary.

In 2006, ABM Italia S.p.A. and Plastitecnica S.p.A. (now both Keter Italia S.p.A.) bought shares of another company from the plaintiff. Payment of €256.5 thousand was contingent on the receipt of building permits for a wind farm. The permits have never been obtained, therefore the subsidiary never paid the plaintiff the remaining amount. The plaintiff has filed a legal claim against the subsidiary and the first judgment was in favour of the subsidiary. The plaintiff appealed the decision and during 2018 the second judgment rejected both parties’ allegations, and in March 2019, the plaintiff appealed to a third degree of jurisdiction. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

In September 2017, a landlord of a leased asset by Keter Plastic Ltd. submitted a claim alleging the subsidiary owes the landlord 2.7 million Israeli shekel (€685 thousand). In January 2018, the subsidiary filed its statement of defense and a counter-claim, in which it alleges, among others, that it does not owe any sum to the landlord but rather that the landlord owes the subsidiary 1.8 million Israeli shekel (€456 thousand), which was subsequently modified in July 2018 to 2.3 million Israeli shekel (€583 thousand). In October 2018, the landlord submitted its opposition to such demand of correction and the subsidiary has submitted its reply to such opposition. The arbitrator has not rendered his decision regarding such demand yet. In addition, the subsidiary filed a demand to review the arbitrator decision regarding the request for the discovery of general documents. In March 2019, the landlord has submitted a demand to disclose documents regarding electricity bills paid by the subsidiary during 1999-2006. In October 2019, after preliminary proceedings between the parties were exhausted, a preliminary arbitration meeting took place, during which evidentiary hearings were set for 2020. In September 2020, the parties filed an agreed notice to the arbitrator according to which Keter would deposit a bank guarantee of 702 thousand Israeli shekel (€178 thousand) for unpaid rent for the months July–December 2020, that would ensure the payment in case the arbitrator requires the subsidiary to make the payments. Due to the spread of the COVID-19 pandemic, the evidentiary hearings were postponed and no alternate dates have been set yet. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

A sales agent that provided agency services to the Stewart companies (now liquidated, purchased by Keter UK Ltd. in February 2017) for many years, decided in February 2019 to terminate the agency services for cause of retirement. According to applicable law, an agent is entitled to compensation from a supplier in such circumstances for an amount equal to one-year commission paid based on the average commissions paid during the last five years (in this case, €86 thousand). In 2020, due to the intention of the sales agent to assign all its agency rights to a company owned by its children, the parties agreed to transfer the compensation rights to that company, so that when the agreement between the subsidiary and the company will end, the company will be entitled to the agency compensation according to applicable law.

A €213 thousand claim was filed against Keter Benelux B.V. regarding a dispute on whether goods were delivered by the subsidiary. At this stage, the legal advisors of the Group are unable to assess the likelihood of the outcome or the likely damages.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

20.	COMMITMENTS AND CONTINGENCIES (continued)

20.1.	Contingencies (continued)

20.1.2.	Income tax contingencies

See Note 7.7.

20.1.3.	Other contingencies

In August 2015, the Authority for Investments and Development of the Industry and Economy in Israel (‘the Investments Authority’) decided to retroactively cancel the Keter Plastic Ltd.’s investment plan that the subsidiary was entitled to under the Encouragement of Capital Investments Law and requested that the subsidiary reimburse 5/7 of the sums granted plus CPI indexation adjustments and interest, in total 5 million Israeli shekel (€1.3 million). The subsidiary received notification of the approval of the plan in March 2005. During a court hearing in April 2018, an interim judgement confirmed that the Investment Authority would be required to re-discuss the subsidiary’s request to determine which part of the investment grant should be returned. In August 2019, the subsidiary filed an appeal to the Israeli Supreme Court alleging that the decision of the Investments Authority was rendered after the expiration period under the applicable law and therefore such decision should be null and void. In February 2020, the Investments Authority returned its decision, in which it required the subsidiary to reimburse 50% of the sums granted plus CPI indexation adjustments and interest, a total of 3.7 million Israeli shekel (€931 thousand). In November 2020, the Israeli Supreme Court ruled that the hearing would be returned to the district court for a decision in the matter of the validity of the decision of the Investments Authority, and that this matter would be discussed together with the appeal of the subsidiary against the new decision of the Investments Authority. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

The Haifa Municipality (Israel) has issued two payment demand letters to Keter Plastic Ltd., for additional municipal tax payments related to two plots located at the Haifa port. According to the settlement agreement reached in 2019, the subsidiary paid 4.9 million Israeli shekel (€1.26 million).

The Dutch VAT Administration sent in September 2018 a request to receive some information for financial year 2017 with respect to Keter Group B.V., Keter Benelux B.V. and Jardin Netherlands B.V. Based on the information available, Management expects that it is more likely than not that an additional assessment in connection with incorrectly deducted VAT will be imposed. The Group’s consolidated financial statements include a provision covering this inspection based on management’s best estimate.

Krona Resin (2016) Ltd was notified in October 2019 by the Israeli Tax Authority as being subject to a VAT inspection for financial years 2016-2019. The primary exposure relates to the applicability of VAT on interest on intercompany corporate bonds issued by the subsidiary to Keter Group B.V. In July 2020, the subsidiary received a tax assessment of 9,413 thousand Israel shekel (€2,386 thousand). In August 2020, the subsidiary appealed against that assessment. The Group’s consolidated financial statements include a provision covering this inspection based on management’s best estimate.

Keter Plastic Ltd. was notified in November 2019 by the Israeli Tax Authority as being subject to a withholding tax inspection for the financial years 2016–2018. The Group’s consolidated financial statements include a provision covering this inspection based on management’s best estimate.

After the reporting period, Keter Plastic Ltd received a demand letter from the Carmiel municipality (Israel) to pay municipal tax differentials of 7,362 thousand Israel shekel (€1,866 thousand). The parties are currently

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

20.	COMMITMENTS AND CONTINGENCIES (continued)

20.1.	Contingencies (continued)

20.1.3.	Other contingencies (continued)

conducting negotiations in order to reach a compromise. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

20.2.	Liens and guarantees

As part of its senior loan facility agreement (see Note 14.1), the Group had signed pledge agreements in favour of U.S. Bank Trustees Limited (‘PIK Security Agent’) and UBS AG, London Branch (‘SFA Security Agent’) as follows:

1.

A Luxembourg law share pledge agreement dated 29 October 2016 granted by Krona Holding (Luxembourg) I S.à r.l over its shares in Krona Holding (Luxembourg) II S.à r.l, in favour of the PIK Security Agent.

2.	A Luxembourg law receivables pledge agreement dated 29 October 2016 granted by Krona Holding (Luxembourg) I S.à r.l over its receivables, in favour of the PIK Security Agent.

3.	A Dutch law share pledge agreement dated 31 October 2016 granted by Krona Holding (Luxembourg) II S.à r.l over its shares in Keter Group B.V., in favour of the SFA Security Agent.

4.	A Dutch law share pledge agreement dated 1 November 2016 granted by Keter Group B.V. over its shares in Jardin Netherlands B.V., in favour of the SFA Security Agent.

5.	A Dutch law share pledge agreement dated 1 November 2016 granted by Keter Group B.V. over its shares in Keter Benelux B.V., in favour of the SFA Security Agent.

6.	An Israeli law share pledge agreement dated 2 November 2016 granted by Keter Group B.V. over its shares in Krona Resin (2016) Ltd., in favour of the SFA Security Agent.

7.	A Dutch law pledge agreement dated 31 October 2016 granted by Keter Group B.V. over its receivables and bank accounts, in favour of the SFA Security Agent.

8.	A Luxembourg law pledge agreement dated 31 October 2016 granted by Keter Group B.V. over its bank accounts in Luxembourg, in favour of the SFA Security Agent.

9.

A Dutch law combined pledge agreement dated 31 October 2016 granted by, among others, Keter Benelux B.V., over bank accounts in the Netherlands held with Deutsche Bank AG, receivables (excluding any intercompany debts or receivables) and movables, in favour of Deutsche Bank AG.

10.

A Dutch law combined pledge agreement dated 31 October 2016 granted by, among others, Jardin Netherlands B.V., over bank accounts in the Netherlands held with Deutsche Bank AG, receivables (excluding any intercompany debts or receivables) and movables, in favour of Deutsche Bank AG.

11.

An English law security agreement dated 31 October 2016 granted by Keter UK Ltd. over receivables (excluding any intercompany debts or receivables) by way of fixed and floating charge and movables by way of floating charge, in favour of Deutsche Bank AG.

12.

A Dutch law combined pledge agreement dated 31 October 2016 granted by, among others, Keter UK Ltd., over bank accounts in the Netherlands held with Deutsche Bank AG, receivables (excluding any intercompany debts or receivables) and movables, in favour of Deutsche Bank AG.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

The Group’s risk management is predominantly controlled by a central treasury department under policies approved by the board of directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

The Group’s principal financial liabilities, other than derivatives, comprise loans and borrowings, and trade and other payables. The Group’s principal financial assets include trade receivables and cash that derive directly from its operations.

The Group is exposed to market risks, credit risk and liquidity risk.

21.1.	Derivatives not designated as hedging instruments

	31 December
	2020	2019
Foreign exchange forward contracts	—	875
Interest rate swap	—	56

	—	931

Derivatives are only used for economic hedging purposes and not as speculative investments. The Group does not apply hedge accounting.

Foreign exchange forward contracts:

The Group uses foreign exchange forward contracts and option deals to manage some of its non-euro denominated profit or loss and cash flow exposures. These hedging contracts are designated for periods generally consistent with the foreign currency exposure of the underlying transactions for periods less than 12 months and are intended to economically hedge approximately 50% of the underlying exposure.

Open hedging deals as at 31 December 2019:

Currency	Months range	Notional amount	Average exchange rate
EUR/ILS	January-December	92,900	3.84

There were no open hedging deals as at 31 December 2020.

After the reporting period, the Group entered the following hedging deals:

Currency	Months range	Notional amount	Average exchange rate
GBP/EUR	May-December	19,540	0.89
USD/EUR	June-December	27,400	1.17

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.1.	Derivatives not designated as hedging instruments (continued)

After the reporting period, the Group entered into zero-cost collar deals, effective February 2021 till December 2021.

Currency	Months range	Notional amount	Average exchange rate
EUR/ILS	January-December	61,500	Buy: 3.85 /Sell: 4.00

Interest rate swap:

At 31 December 2019, the Group has an interest rate swap agreement in place with a notional amount of €700 million whereby the Group pays a fixed rate of interest of €84 thousand per quarter. Under this agreement if Euribor is above 1.0% the Group will pay a fixed amount of 5.25% interest rate and receive interest at a variable rate equal to 4.25% + Euribor on the notional amount. The swap was used to economically hedge the exposure to changes in Euribor interest rate of the Group’s variable rate senior loan facility agreement (see Note 14.1). The interest rate swap agreement expired in February 2020.

21.2.	Market risk

The Group’s activities expose it primarily to interest risk, foreign currency risk and commodity risk. The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk.

The sensitivity analyses in the following sections relate to the position as at 31 December 2020 and 2019.

21.2.1.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates.

The Group has historically managed its interest rate risk using interest rate swaps (see 21.1 above). However, in the current negative interest rate environment, the Group did not enter into any interest rate derivatives. The Group will revisit this strategy if there’s a change in the market.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.2.	Market risk (continued)

21.2.1.	Interest rate risk (continued)

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s profit/loss before tax is affected through the impact on floating rate borrowings, as follows:

	Increase in base points	Impact on profit/loss before tax	Decrease in base points	Impact on profit/loss before tax
	2020
Senior loan facility agreement (1)	+25	—	-25	—
UBS revolving credit facility (2)	+25	—	-25	—
Deutsche Bank asset-backed facilities (2)	+25	—	-25	—

	2019
Senior loan facility agreement (1)	+25	—	-25	—
UBS revolving credit facility (2)	+25	—	-25	—

Deutsche Bank asset-backed facilities (2)	+25	—	-25	—

(1)	The senior loan facility bears interest of Euribor + margin with a Euribor floor of 1%, therefore reasonably possible change in the Euribor will not have an impact.
(2)	Profit is only sensitive to Euribor increases, because the interest rates on the revolving credit facility and the asset-backed facility are not reduced when the Euribor is negative.

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures on its bank borrowings to IBORs that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Group operates in. The Group monitors and manages its transition to alternative rates. The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

21.2.2.	Foreign currency risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings (primarily intercompany debt and to the Group’s U.S. dollar denominated PIK loans) are denominated and the respective functional currencies of Group companies.

The Group uses foreign exchange forward contracts and option deals to manage some of its non-euro denominated profit or loss and cash flow exposures (see 21.1 above).

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.2.	Market risk (continued)

21.2.2.	Foreign currency risk (continued)

The following tables demonstrate the sensitivity to a reasonably possible change in Canadian dollar (CAD), GB pounds sterling (GBP), Hungarian forint (HUF), Israeli new shekel (ILS), Polish zloty (PLN) and US dollar (USD) exchange rates, with all other variables held constant and excluding changes in fair value of foreign exchange forward contracts. The impact on the Group’s profit before tax is due to changes in carrying amounts of monetary financial assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

Currency	Increase	Impact on profit/loss before tax	Decrease	Impact on profit/loss before tax
	2020
CAD	4%	(600)	-4%	600
GBP	5%	(1,024)	-5%	1,024
HUF	3%	(402)	-3%	402
ILS	4%	(2,213)	-4%	2,213
PLN	3%	(96)	-3%	96
USD	3%	2,239	-3%	(2,239)

	2019
CAD	9%	(441)	-9%	441
GBP	4%	(1,086)	-4%	1,086
HUF	8%	(1,279)	-8%	1,279
ILS	9%	(4,990)	-9%	4,990
PLN	8%	(741)	-8%	741
USD	5%	2,929	-5%	(2,929)

The assumed movement in the foreign currency sensitivity analysis is based on the currently observable market environment.

21.2.3.	Commodity risk

The Group is subject to the risk of volatility in commodity prices, more specifically polypropylene prices. The Group manages this risk by entering into longer term contracts and fixing the contract price, however currently there is no market to enter into financial hedges to reduce this risk. The Group reviews the market on an ongoing basis to identify opportunities to enter into tailored contracts with counterparties.

21.3.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk primarily from its receivables from customers, and to lesser extent from its deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed according to the Group’s established policy, procedures and controls relating to customer credit risk management. Credit quality of a customer is evaluated based on an assessment performed by a credit insurance company. The Group has insured its trade receivables via this credit insurance company.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.3.	Credit risk (continued)

Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by credit insurance and additional letters of credit or other forms of credit insurance.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and operate in largely independent markets. The exposure of credit risks relating to trade receivables is limited, due to the relatively large number of group customers and their wide geographic distribution. The carrying amounts of trade receivable represent the maximum credit exposure.

An impairment analysis is performed at each reporting date on an individual basis for all customers. The calculation is based on actual incurred historical data. The Group does not hold collateral as security. Trade receivables are expected to be collected in accordance with their payment terms, generally 30 to 90 days following delivery of the goods. If uncollected after 90 days past due, credit loss allowance is recognised in full, unless there is reliable evidence that an overdue receivable is not impaired.

Credit losses for the period were €5,206 thousand and (2019: €2,259 thousand; 2018: €1,108 thousand).

The Group writes off financial assets for which the Group believes the likelihood of collection is nil, for example in situations in which the borrower is in liquidation or bankruptcy proceedings.

21.4.	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and available funding through an adequate amount of committed credit facilities to meet obligations when due. Due to the dynamic nature of its underlying businesses, the Group maintains flexibility in funding with availability under committed credit lines. The Group monitors rolling forecasts of its liquidity both at local level, in accordance with practice and limits set by management, and at Group level.

In addition, the Group operates a cash pool arrangement (see Note 14.5), which allows flexibility in terms of liquidity needs and prevents the cash pool participants from having overdraft balances. The Group’s liquidity management process includes full year cash flow projections, assessing the level of liquid assets necessary to meet these projections, monitoring internal and external liquidity ratio requirements, and maintaining debt financing plans.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.4.	Liquidity risk (continued)

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 1 year	1 to 5 years	Over 5 years	Total
31 December 2020:
Loans and borrowings from banks	151,542	1,221,236	—	1,372,778
Lease liabilities	24,175	68,363	23,436	115,974
Loans from related parties	—	339,789	—	339,789
Trade and other payables	188,832	2,666	—	191,498
Derivatives	—	—	—	—

	364,549	1,632,054	23,436	2,020,039

31 December 2019:
Loans and borrowings from banks	140,293	1,280,055	—	1,420,348
Lease liabilities	27,686	78,033	41,673	147,392
Loans from related parties	—	370,529	—	370,529
Trade and other payables	167,396	—	—	167,396
Derivatives	826	—	—	826

	336,201	1,728,617	41,673	2,106,491

21.5.	Fair value

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Management believes that the carrying amount of cash, trade receivables, trade payables and other current financial assets and liabilities approximate their fair value due to the short-term maturities of these instruments.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.5.	Fair value (continued)

Set out below is a comparison of the carrying amounts and fair values of the Group’s financial instruments, other than those not measured at fair value and with carrying amounts that are reasonable approximations of fair values:

	Note	Carrying amount	Fair value
31 December 2020:
Financial instruments measured at fair value:
Foreign exchange forward contracts	21.1	—	—	N/A
Interest rate swap	21.1	—	—	N/A

Financial instruments for which fair value is only disclosed:
Senior loan facility agreement	14.1	1,081,581	1,093,079	Level 2
PIK loans	16.1	216,341	183,058	Level 3

31 December 2019:
Financial instruments measured at fair value:
Foreign exchange forward contracts	21.1	875	875	Level 2
Interest rate swap	21.1	56	56	Level 2

Financial instruments for which fair value is only disclosed:
Senior loan facility agreement	14.1	1,071,763	966,147	Level 2
PIK loans	16.1	209,144	178,707	Level 3

The following methods and assumptions were used to estimate the fair values:

•

The fair value of foreign exchange forward contracts was determined based on the bank confirmation. The bank uses generally accepted valuation techniques, namely discounted cash flow models to determine the fair value.

•

The fair value of the interest rate swap was valued by an independent third party and has been calculated as the present value of the estimated future cash flows, discounted using an appropriate discount factor curve.

•	The fair value of the senior loan facility agreement was determined by reference to price quotations on the Group’s debt at the reporting date.

•

The fair values of the PIK loans were valued by an independent third party and have been calculated as the present value of the estimated future cash flows, discounted using the appropriate yield curve based on the Group’s credit risk profile.

21.6.	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns to shareholders and other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

21.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT AND FAIR VALUE (continued)

21.6.	Capital management (continued)

The Group’s considers ‘capital’ its equity as shown in the consolidated statement of financial position and is maintained in the context of the Group. Considering the nature of the Group’s activities and the extent of debt, the capital level as at the end of the reporting period is deemed adequate by the Group.

22.	RELATED PARTIES

Note 1.2 provides information about the Group’s structure. The following tables provide the total amount of transactions that have been entered into with related parties.

22.1.	Keter Group Holding S.à r.l (the parent)

Keter Group Holding S.à r.l is the immediate parent of the Group. Transactions with Keter Group Holding S.à r.l are described below.

	Transactions for the year ended 31 December			Net balance outstanding as at 31 December
	2020	2019	2018	2020	2019
Shareholder loan (Note 16)	—	(1) (961)	(1) (351)	—	—
Expense reimbursement, net	206	206	(341)	(1,377)	(1,568)

(1)	Interest expenses.

22.2.	Other BC Partners related companies

BC Partners are the ultimate controlling entity of the Group. Transactions with BC Partners and its associated entities, other than Keter Group Holding S.à r.l (see 22.1 above), are described below.

	Transactions for the year ended 31 December			Net balance outstanding as at 31 December
	2020	2019	2018	2020	2019
PIK loan (Note 16)	(1) (714)	(1) (635)	(1) (199)	(6,448)	(5,734)
Expense reimbursement, net	—	(1,414)	(192)	—	(1,899)

(1)	Interest expenses.

Krona Management S.A.

Krona Management S.A. is a shareholder of Keter Group Holding S.à r.l, the immediate parent of the Group, and is indirectly controlled by BC Partners. Shares of Krona Management S.A. are offered to Group employees as part of the management incentive plan (see Note 13.3). The Group has not entered into any transactions with Krona Management S.A. during the periods presented.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

22.	RELATED PARTIES (continued)

22.3.	PSP related companies

PSP is a shareholder of an indirect parent of the Group with the ability to exercise significant influence over the Group. Transactions with PSP and its associated entities are described below.

	Transactions for the year ended 31 December			Net balance outstanding as at 31 December
	2020	2019	2018	2020	2019
PIK loan (Note 16)	(1) (16,880)	(1) (15,385)	(1) (13,053)	(140,037)	(135,861)

(1)	Interest expenses.

22.4.	JIH related companies

The Sagol family are the former owners of the Group. On 31 October 2016, they sold most of their ownership interest in the Group, retaining significant influence over the Group through ownership interest held by Jardin International Holding B.V (‘JIH’). Transactions with JIH and its associated entities are described below.

	Transactions for the year ended 31 December			Net balance outstanding as at 31 December
	2020	2019	2018	2020	2019
PIK loan (Note 16)	(1) (8,640)	(1) (7,875)	(1) (6,681)	(69,856)	(67,549)
Lease liabilities	(1) (2,595)	(1) (3,036)	(1) (3,258)	(2) (48,867)	(2) (59,693)
Contingent consideration payable	—	—	(1) (371)	—	—

(1)	Interest expenses (see also Note 23.2).
(2)	The Group repaid €9,483 thousand (2019: €9,924 thousand; 2018: €9,621 thousand) of its lease liabilities to JIH related companies.

Transitional service agreement

As part of the purchase agreement of the Group from the Sagol family, the Group entered into a transitional service agreement (‘TSA’) with several of JIH related entities, whereby the Group continued to provide access and support to certain IT software and support services until final de-integration of these entities. In 2019, following a dispute with respect to certain services that were charged during the transitional period to one of the entities, the Group recognised a bad debt expense of €362 thousand.

Lease agreement in Belgium

Until 2020, the Group leased a plant in Belgium from a JIH related entity (the ‘lessor’). During the lease period, the Group incurred refurbishment costs of €375 thousand, which were recharged to the lessor. In early 2019, the Group vacated the plant (see also Note 15.2), and during negotiation on the termination of the lease agreement, the lessor refused the refurbishment recharges. Consequently, the Group recognised a bad debt expense of €375 thousand.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

22.	RELATED PARTIES (continued)

22.5.	Key management personnel of the Group

Compensation of key management personnel:

	Year ended 31 December
	2020	2019	2018
Short-term employee benefits	(5,177)	(5,244)	(5,555)
Long-term employee benefits	(205)	(248)	(277)
Termination benefits	—	(588)	(1,486)
Share-based payment expenses (Note 13.3)	(1,579)	(107)	(77)

23.	BUSINESS COMBINATIONS

23.1.	Acquisition of Adams Mfg. Corp. (Adams) in 2018

On 4 September 2018, the Group acquired 100 per cent of the issued share capital of Adams, obtaining control. Adams is a Pennsylvania-based manufacturer and distributor of consumer resin products in the US. Adams’ product range is mainly focused on garden furniture (85% of revenues), but also includes planters and other decorative products (e.g. clips, clamps, hangers, hooks etc.). Adams is a well-established player in the attractive garden furniture market in the U.S., where Keter was underrepresented at that time. The acquisition intended to strengthen relationships with blue chip retailers and capture cross-selling opportunities at new or less penetrated retailers.

For the four months ended 31 December 2018, Adams contributed revenue of €8,687 thousand and a loss of €1,977 thousand to the Group’s results.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Adams as at the date of acquisition were:

Assets:
Property, plant and equipment	17,357
Intangible assets	7,892
Inventories	16,989
Trade and other receivables	9,368
Cash and cash equivalents	5,882

Liabilities:
Loans and borrowings	(19,623)
Deferred tax liabilities	(2,713)
Trade and other payables	(5,382)

Total identifiable net assets acquired	29,770

Goodwill arising on acquisition	22,157

Purchase consideration transferred	51,927

The goodwill comprises the value of expected synergies arising from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purposes.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2020 (continued)

In thousands of euro

23.	BUSINESS COMBINATIONS (continued)

23.1.	Acquisition of Adams Mfg. Corp. (Adams) in 2018 (continued)

Consideration transferred

The purchase consideration transferred was satisfied as follows:

Cash	39,029
Shares issued by Keter Group Holding S.à r.l (Note 13.2)	13,936
Receivables from the sellers	(1,038)

Purchase consideration transferred	51,927

The net cash outflow arising on acquisition:

Cash consideration	(39,029)
Less: cash and cash equivalent balances acquired	5,882

Net outflow of cash from investing activities	(33,147)

The receivable from the seller was received in January 2019 (€956 thousand at that date due to exchange differences) and presented in the statement of cash flows as a cash inflow from ‘investing activities’.

The Group incurred acquisition-related costs of €1,185 thousand on legal fees and due diligence costs. These costs have been included in ‘general and administrative expenses’ and classified in the statement of cash flows as part of ‘operating activities’.

23.2.	Contingent consideration

As part of the purchase agreement with the previous owner of Keter Group in October 2016, the Group agreed to pay a consideration of €50 million under certain conditions. At the date of acquisition, the Group’s management estimated that it was probable the conditions would be met in 2017, and accordingly, the entire amount of the contingent consideration was recognised as a liability at its discounted present value of €48.3 million. The contingent consideration was settled in 2018 (see also Note 13.2), including €371 thousand additional interest charge.

24.	EVENTS AFTER THE REPORTING PERIOD

Bank borrowings

In February 2021, the Group extended the expiration date of its UBS revolving credit facility and Deutsche Bank asset-backed facility – see Notes 14.2 and 14.3.

Legal claims and other contingencies

For information about legal claims and other contingencies after the reporting period, see Note 20.1.

Derivatives

For information about derivative transactions entered after the reporting period, see Note 21.1.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended 30 June		Six months ended 30 June
In thousands of euro (except earnings per share data)	Note	2021	2020	2021	2020
Profit or loss:
Revenue	4	444,343	328,886	854,980	657,451
Cost of sales		(294,276)	(216,078)	(559,372)	(435,688)

Gross profit		150,067	112,808	295,608	221,763
Selling and distribution expenses		(85,916)	(67,837)	(165,439)	(135,754)
Research and development expenses		(2,057)	(1,362)	(4,192)	(2,689)
General and administrative expenses		(35,993)	(23,763)	(66,234)	(47,656)
Other operating income, expenses, gains and losses, net		85	(36)	309	204

Operating profit (loss)		26,186	19,810	60,052	35,868
Finance income		1	2	12	3
Finance cost		(27,618)	(27,173)	(54,093)	(54,365)
Other finance gains (losses), net		(2,160)	(2,050)	1,474	(3,424)

Profit (loss) before tax		(3,591)	(9,411)	7,445	(21,918)
Income tax benefit (expense)		(1,092)	1,915	(5,027)	3,165

PROFIT (LOSS) FOR THE PERIOD		(4,683)	(7,496)	2,418	(18,753)

Other comprehensive income (loss):
Items that may be reclassified to profit or loss in subsequent periods (net of tax):		—	—	—	—
Exchange differences on translation of foreign operations		3,013	3,638	(192)	(3,445)

Total other comprehensive income (loss) for the period, net of tax		3,013	3,638	(192)	(3,445)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		(1,670)	(3,858)	2,226	(22,198)

Earnings (loss) per share:
Basic and diluted earnings (loss) per share (euro)		(0.01)	(0.02)	0.01	(0.06)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands of euro	Note	30 June 2021	31 December 2020
ASSETS
Property, plant and equipment	8	368,960	360,092
Intangible assets		545,694	579,401
Financial assets		1,537	1,499
Deferred tax assets		2,884	1,120

Non-current assets		919,075	942,112

Inventories		269,695	228,490
Trade and other receivables		285,103	215,624
Financial assets		1,613	3,299
Current tax assets		3,056	5,724
Cash and cash equivalents		116,109	79,702

Current assets		675,576	532,839

TOTAL ASSETS		1,594,651	1,474,951

EQUITY AND LIABILITIES
Issued share capital and share premium		766,371	766,371
Other reserves		19,500	3,568
Accumulated other comprehensive income		(2,091)	(1,899)
Accumulated deficit		(1,096,614)	(1,099,032)

Total equity		(312,834)	(330,992)

Bank loans and borrowings	5	1,078,483	1,073,037
Lease liabilities		85,229	80,002
Loans from related parties	6	236,710	216,341
Employee defined benefit liabilities, net		3,353	3,191
Trade and other payables		7,684	4,552
Deferred tax liabilities		42,143	48,263

Non-current liabilities		1,453,602	1,425,386

Bank loans and borrowings	5	105,018	101,139
Lease liabilities		19,124	18,806
Provisions		6,940	6,712
Trade and other payables		306,761	239,832
Derivatives	10	208	—
Current tax liabilities		15,832	14,068

Current liabilities		453,883	380,557

Total liabilities		1,907,485	1,805,943

TOTAL EQUITY AND LIABILITIES		1,594,651	1,474,951

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands of euro	Issued share capital	Share premium	Share- based payment reserve	Foreign currency translation reserve	Employee defined benefit reserve	Accumu- lated deficit	Total equity
At 1 January 2020	319,501	446,870	774	(7,357)	(1,040)	(1,022,271)	(263,523)

Loss for the period	—	—	—		—	(18,753)	(18,753)
Other comprehensive loss	—	—	—	(3,445)	—		(3,445)

Total comprehensive loss	—	—	—	(3,445)	—	(18,753)	(22,198)

Share-based payment	—	—	212	—	—	—	212

At 30 June 2020	319,501	446,870	986	(10,802)	(1,040)	(1,041,024)	(285,509)

In thousands of euro	Issued share capital	Share premium	Share- based payment reserve	Foreign currency translation reserve	Employee defined benefit reserve	Accumu- lated deficit	Total equity
At 31 December 2020	319,501	446,870	3,568	(830)	(1,069)	(1,099,032)	(330,992)

Profit for the period	—	—	—	—	—	2,418	2,418
Other comprehensive loss	—	—	—	(192)	—	—	(192)

Total comprehensive income (loss)	—	—	—	(192)	—	2,418	2,226

Share-based payment (Note 7)	—	—	15,932	—	—	—	15,932

At 30 June 2021	319,501	446,870	19,500	(1,022)	(1,069)	(1,096,614)	(312,834)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended 30 June
In thousands of euro	2021	2020
Cash flows from operating activities:
Profit (loss) for the period	2,418	(18,753)
Adjustments to reconcile profit (loss) for the period to net cash flow from operating activities:
Income tax expense (benefit)	5,027	(3,165)
Depreciation, amortisation and impairment	70,035	72,771
Loss (gain) on disposal of fixed assets	(309)	(122)
Change in employee defined benefit liabilities, net	158	(62)
Share-based payment expense	12,883	212
Change in derivatives	208	(1,304)
Finance income and costs and foreign exchange, net	48,011	58,655
Credit losses remeasurements, net	(337)	1,104
Change in operating assets and liabilities:
Decrease (increase) in inventories	(37,325)	95,432
Increase in trade and other receivables	(64,681)	(88,972)
Increase in trade and other payables	62,771	2,796
Increase in provisions	142	586

Cash generated from operations	99,001	119,178
Income tax received (paid), net	(5,413)	8,592
Interest paid	(33,784)	(35,423)

Net cash flow from operating activities	59,804	92,347

Cash flows from investing activities:
Purchase of property, plant and equipment	(20,903)	(13,481)
Proceeds from disposals of property, plant and equipment	2,354	2,322
Purchase of intangible assets	(338)	(128)
Proceeds from sale of Hovac	—	375
Deposit into bank deposit accounts	—	(2,114)
Withdrawal from bank deposit accounts	1,767	—

Net cash flow from investing activities	(17,120)	(13,026)

Cash flows from financing activities:
Repayment of lease liabilities	(10,673)	(10,612)
Proceeds from (repayment of) short-term bank borrowings, net (Note 5)	3,794	(45,550)
Payment of deferred consideration related to fixed assets purchases	(1,027)	—

Net cash flow from financing activities	(7,906)	(56,162)

Increase (decrease) in cash and cash equivalents	34,778	23,159

Net foreign exchange differences	1,629	(849)
Cash and cash equivalents at the beginning of the period	79,702	34,065

Cash and cash equivalents at the end of the period	116,109	56,375

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021

1.	GENERAL INFORMATION

1.1.	Corporate information

Krona Holding (Luxembourg) I S.à r.l. (the ‘Company’) was incorporated in accordance with the laws of Luxembourg on 21 September 2016 under the legal form of a Société à responsabilité limitée. The Company’s registered office is ZI Haneboesch, Differdange, Luxembourg, and therewith subject to all relevant laws of the Grand Duchy of Luxembourg. The Company is registered with the Register of Commerce of Luxembourg under the section B number B209182.

The direct majority shareholder of the Company is Keter Group Holding S.à r.l, which is ultimately controlled by BC European Capital IX L.P.

The Company and its subsidiaries (collectively, the ‘Group’) are principally engaged in the production, distribution and marketing of indoor and outdoor resin-based durable lifestyle solutions.

During the six months ended 30 June 2021, the Group commenced preparation for an initial public offering (‘IPO’). As at 30 June 2021, related costs of approximately €8.7 million have been incurred, and will ultimately be recorded in the consolidated financial statements of Keter Group S.A., a newly formed entity incorporated to effect the IPO, and the ultimate reporting entity following the IPO. Costs incurred by Keter Group Holding S.à r.l, and eventually Keter Group S.A., which are directly related to the issuance of new shares for raising capital will be initially recorded as a deferred charge until recognised directly in equity upon IPO. There is no current obligation or intent of the Group to directly or indirectly reimburse such costs incurred by Keter Group Holding S.à r.l., and therefore these costs are not recognised in the financial statements of the Group. All other IPO related costs incurred by Keter Group Holding S.à r.l (i.e. costs that are not directly related to the issuance of new shares) will be recharged to the Group’s subsidiaries, and therefore are recognised by the Group as an expense as incurred. For the six months and three months ended 30 June 2021, IPO related costs of €5,509 thousand and €5,177 thousand, respectively, have been recognised by the Group.

1.2.	COVID-19

During the first quarter of 2020, the COVID-19 pandemic has had an adverse effect on the Group’s industry and the markets in which it operates. Lock-down measures taken by governments as a response to COVID-19 in some jurisdictions where the Group operates resulted in a number of cancellations of orders starting mid-March 2020. As a consequence, Management took a number of initiatives as early as beginning of March 2020 to limit the financial impact related to COVID-19 such as (i) scale down of production to reduce inventories, (ii) delay of non-essential spending, (iii) hiring freeze, (iv) leverage of governmental support across regions, and (v) active monitoring and engagement with clients on collections. In addition, in April 2020, the financial covenants of the Senior Facility Agreement were renegotiated with the lenders (see Note 14.1 to the Group’s annual consolidated financial statements for the year ended 31 December 2020).

Despite that initial adverse impact, during the rest of 2020 and the first six months of 2021, the Group has successfully been able to maintain operational capability and liquidity throughout this period.

Government grants and assistance

The Group has applied for various government support programs introduced in response to the COVID-19 pandemic, which included primarily payment deferrals of income tax, value added tax and other similar payments, but also wage subsidy and job retention schemes (Canada, Israel, Italy and United Kingdom),

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

1.	GENERAL INFORMATION (continued)

1.2.	COVID-19 (continued)

municipal tax waivers (Israel) and carry-back of net operating losses that resulted in income tax refunds (United States).

The Group has elected to present government grants as a reduction of the related expenses. The impact on profit or loss for the six months and three months ended 30 June 2021 was nil (six months and three months ended 30 June 2020: a reduction of €1,745 thousand to cost of sales; €486 thousand to selling and distribution expenses; and €475 thousand to general and administrative expenses).

As at 30 June 2021, the Group does not have any outstanding balances of deferred income or receivable nor any unfulfilled obligations related to these programs.

Going concern

Management has considered the consequences of COVID-19 and other events and conditions, including the impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity (which might be significant). Management has determined that they do not create a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern.

1.3.	Approval of the financial statements

The interim condensed consolidated financial statements have been authorised for issue on 6 September 2021 by the Board of Managers.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of preparation

These interim condensed consolidated financial statements for the six months ended 30 June 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The interim condensed consolidated financial statements do not include all the information and disclosures required for a complete set of financial statements, and should be read in conjunction with the Group’s last annual consolidated financial statements for the year ended 31 December 2020.

2.2.	Changes in accounting policies

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those of the Group’s last annual consolidated financial statements for the year ended 31 December 2020, except for the adoption of new and amended standards effective as of 1 January 2021 as described below.

2.2.1.	‘Interest Rate Benchmark Reform – Phase 2’ (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Applying the practical expedient introduced by the amendments, when the benchmarks affecting the Group’s loans are replaced, the adjustments to the contractual cash flows will be reflected as an adjustment to the effective interest rate. Therefore, the replacement of the loans’ benchmark interest rate will not result in an

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2.	Changes in accounting policies (continued)

2.2.1.	‘Interest Rate Benchmark Reform – Phase 2’ (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (continued)

immediate gain or loss recorded in profit or loss, which may have been required if the practical expedient was not available or adopted.

The amendments will provide relief to the Group in respect of certain bank loans whose contractual terms might be affected in the future.

The initial application of these amendments did not have any impact on the Group’s interim condensed consolidated financial statements.

2.3.	Disclosure of standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning 1 January 2022 and earlier application is permitted (see Note 2.21 to the Group’s annual consolidated financial statements for the year ended 31 December 2020). The Group has not early adopted any of the forthcoming new or amended standards in preparing these condensed consolidated interim financial statements.

The Group is continuing to evaluate the impact of the new or amended standards, but currently does not believe that any will have a significant impact on the financial statements, except as disclosed in Note 2.21 to the Group’s annual consolidated financial statements for the year ended 31 December 2020.

3.	SEGMENT INFORMATION

3.1.	Information about reportable segments

	Three months ended 30 June 2021			Three months ended 30 June 2020
In thousands of euro	Indoor	Outdoor	Total segments	Indoor	Outdoor	Total segments
Total segment revenue	199,069	245,274	444,343	139,912	188,974	328,886

Total segment profit	34,812	63,733	98,545	28,909	44,408	73,317

	Six months ended 30 June 2021			Six months ended 30 June 2020
In thousands of euro	Indoor	Outdoor	Total segments	Indoor	Outdoor	Total segments
Total segment revenue	390,909	464,071	854,980	292,436	365,015	657,451

Total segment profit	70,268	127,342	197,610	59,182	87,572	146,754

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

3.	SEGMENT INFORMATION (continued)

3.2.	Reconciliations to consolidated profit (loss) before tax

	Three months ended 30 June		Six months ended 30 June
In thousands of euro	2021	2020	2021	2020
Total segment profit for reportable segments	98,545	73,317	197,610	146,754
Unallocated items included in cost of sales and distribution expenses:
—Depreciation and amortisation	(6,198)	(7,218)	(12,647)	(14,103)
—Impairment losses	(20)	(1)	(480)	(218)
—Plant closure related costs	(937)	(378)	(1,639)	(1,571)
—Other	(933)	(1,014	((1,918)	(2,903)
Rent expenses eliminated under lease accounting	5,325	5,585	10,916	11,147
Selling expenses	(31,631)	(25,320)	(61,673)	(53,097)
Research and development expenses	(2,057)	(1,362)	(4,192)	(2,689)
General and administrative expenses	(35,993)	(23,763)	(66,234)	(47,656)
Other operating income, expenses, gains and losses, net	85	(36)	309	204
Financing	(29,777)	(29,221)	(52,607)	(57,786)

Consolidated profit (loss) before tax	(3,591)	(9,411)	7,445	(21,918)

4.	REVENUE

In the following table, revenue is disaggregated by primary geographical market of the customers.

	Three months ended 30 June		Six months ended 30 June
In thousands of euro	2021	2020	2021	2020
Europe	235,045	175,164	464,692	364,006
North America	183,568	132,627	340,449	254,871
Other	25,730	21,095	49,839	38,574

	444,343	328,886	854,980	657,451

For the three months ended 30 June 2021, segments revenue in Europe were €235,045 thousand (three months ended 30 June 2020: €175,164 thousand), of which €95,727 thousand (three months ended 30 June 2020: €74,214 thousand) related to the Indoor segment and €139,318 thousand (three months ended 30 June 2020: €100,950 thousand) related to the Outdoor segment.

For the three months ended 30 June 2021, segments revenue in North America were €183,568 thousand (three months ended 30 June 2020: €132,627 thousand), of which €90,859 thousand (three months ended 30 June 2020: €55,667 thousand) related to the Indoor segment and €92,709 thousand (three months ended 30 June 2020: €76,960 thousand) related to the Outdoor segment.

For the six months ended 30 June 2021, segments revenue in Europe were €464,692 thousand (six months ended 30 June 2020: €364,006 thousand), of which € 195,484 thousand (six months ended 30 June 2020:

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

4.	REVENUE (continued)

€157,008 thousand) related to the Indoor segment and € 269,208 thousand (six months ended 30 June 2020: €206,998 thousand) related to the Outdoor segment.

For the six months ended 30 June 2021, segments revenue in North America were €340,449 thousand (six months ended 30 June 2020: €254,871 thousand), of which €170,017 thousand (six months ended 30 June 2020: €116,689 thousand) related to the Indoor segment and €170,432 thousand (six months ended 30 June 2020: €138,182 thousand) related to the Outdoor segment.

5.	LOANS AND BORROWINGS FROM BANKS

	Non-current liabilities		Current liabilities
In thousands of euro	30 June 2021	31 December 2020	30 June 2021	31 December 2020
Senior loan facility agreement	1,078,483	1,073,037	8,523	8,544
UBS revolving credit facility	—	—	277	277
Deutsche Bank asset-backed facilities	—	—	31,046	27,222
Other short-term loans	—	—	65,172	65,096

Total loans and borrowings from banks	1,078,483	1,073,037	105,018	101,139

The table below includes the movement in the bank loans and borrowings:

In thousands of euro
At 31 December 2020	1,174,176
Net cash flow from financing activities	3,794
Accrued interest	36,230
Interest paid	(30,727)
Translation adjustments	28

At 30 June 2021	1,183,501

As at 30 June 2021, the Group had met the covenant requirements (see Note 14 to the Group’s annual consolidated financial statements for the year ended 31 December 2020).

6.	LOANS FROM RELATED PARTIES

	PIK loans
In thousands of euro	Curver Netherlands B.V.	Galvaude Private Investments Inc.	BCP Special Opportunities Fund I L.P.	Total
At 31 December 2020	69,856	140,037	6,448	216,341

Interest expense	4,425	8,646	385	13,456
Exchange differences	2,302	4,611	—	6,913

At 30 June 2021	76,583	153,294	6,833	236,710

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

7.	SHARE-BASED PAYMENT

For information on the Group’s management incentive plan, see Note 13.3 to the Group’s annual consolidated financial statements for the year ended 31 December 2020.

There is no contractual vesting period for the Group’s awards, as vesting only applies in the case of an exit event. The Group applies management’s best estimate to determine the period over which the services will be provided to such exit event, and uses that as the period over which to recognise the expense. The vesting period is reassessed every reporting period.

Following a strategic review performed by the Group’s ultimate controlling shareholder in January of 2021, the Group was identified as a potential candidate for raising capital via an initial public offering, due to a combination of strong financial performance of the Group and favorable market conditions.

Since the inception of the management incentive plan, the vesting period for all grants was determined to be five years from the inception of the plan in 2017, implying an exit date of 2022. Each tranche of grant awarded over the period from 2017 to 2020 does not have its own vesting period as all awards vest simultaneously on an exit. In the first quarter of 2021, management determined that the assumed vesting period for all awards should be accelerated to reflect the expectation of an exit event in late 2021. The change in estimation resulted in additional expense for the six months and three months ended 30 June 2021 of €5,379 thousand and €2,705 thousand, respectively.

As at 30 June 2021, the Group recognised deferred tax assets of €4,059 thousand for the deductible temporary differences related to the management incentive plan, of which €3,049 thousand was recognised directly in equity, representing the excess of the associated deferred tax that resulted from the deductible temporary differences exceeding the amount of the cumulative remuneration expense recognised in profit or loss.

8.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2021, the Group acquired items of property, plant and equipment with a cost of €27.2 million (six months ended 30 June 2020: €13.5 million), of which €6.3 million (six months ended 30 June 2020: nil) on deferred terms of three to five years.

In addition, during the six months ended 30 June 2021, the Group commenced construction of new factories in Israel, and consequently entered into contracts to purchase property, plant and equipment of over €30 million.

9.	CONTINGENCIES

The Group is subject to various claims and assessments. The amounts recognised for each claim represent the Group’s best estimates of probable losses, and the Group does not expect a material impact from the resolution of the matters.

Product liability claims

In January 2021, a product liability claim was received in Israel and a defense against the claim has been filed. The Group is awaiting the appointment of an expert on behalf of the Court. No date for the next discussion has been set. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

9.	CONTINGENCIES (continued)

Labor-related claims

After the reporting period, in July 2021, a lawsuit for approximately €322 thousand was filed in the Luxembourg labor Court against Keter Luxembourg S.à r.l by a former senior employee of the company. The first hearing is expected in October 2021. The Group’s consolidated financial statements include a provision covering this claim based on management’s best estimate.

Other legal claims

In September 2017, a landlord of an asset that was previously leased by Keter Plastic Ltd. submitted a claim alleging the subsidiary owes the landlord 2.7 million Israeli shekel (see Note 20.1.1 to the Group’s annual consolidated financial statements for the year ended 31 December 2020). After the reporting period, in July 2021, the evidentiary phase has been concluded, and the arbitrator is expected to submit an outline to the parties according to which the parties’ summaries will be submitted. After the submission of the summaries, the arbitration ruling is expected to be given.

In August 2019, a €213 thousand claim was filed against Keter Benelux B.V. regarding a dispute on whether goods were delivered by the subsidiary. After the reporting period, in August 2021, the court verdict ruled that a total of € 90 thousand should be paid to the plaintiff. The payment was executed immediately upon the court’s request. The subsidiary and the plaintiff have until November 2021 to decide whether to further appeal this decision.

Other contingencies

In August 2015, the Authority for Investments and Development of the Industry and Economy in Israel (‘the Investments Authority’) decided to retroactively cancel Keter Plastic Ltd.’s investment plan and requested that the subsidiary reimburse 5/7 of the sums granted plus CPI indexation adjustments and interest, in total 5 million Israeli shekel (see Note 20.1.3 to the Group’s annual consolidated financial statements for the year ended 31 December 2020). In May 2021, the Administrative Affairs Court rejected the subsidiary’s appeal. In June 2021, the subsidiary appealed this ruling to the Supreme Court.

In October 2019, Krona Resin (2016) Ltd was notified by the Israeli Tax Authority as being subject to a VAT inspection for financial years 2016-2019 (see Note 20.1.3 to the Group’s annual consolidated financial statements for the year ended 31 December 2020). In June 2021, the Israeli Tax Authority rejected the subsidiary’s appeal. The subsidiary intends to further appeal this decision.

In November 2019, Keter Plastic Ltd. was notified by the Israeli Tax Authority as being subject to a withholding tax inspection for the financial years 2016–2018. As at 31 December 2020, the subsidiary recognised a provision of 745 thousand Israeli shekel (€189 thousand) with respect to the inspection. After the reporting period, in August 2021, the subsidiary agreed with the Israeli Tax Authority on a payment of 1 million Israeli shekel (€258 thousand), and consequently the provision was updated in the reporting period ended 30 June 2021.

10.	FAIR VALUE

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

KRONA HOLDING (LUXEMBOURG) I S.À R.L

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2021 (continued)

10.	FAIR VALUE (continued)

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Management believes that the carrying amount of cash, trade receivables, trade payables and other current financial assets and liabilities approximate their fair value due to the short-term maturities of these instruments.

In thousands of euro	Carrying amount	Fair value
30 June 2021:
Financial instruments measured at fair value:
Foreign exchange forward contracts	208	208	Level 2

Financial instruments for which fair value is only disclosed:
Senior loan facility agreement	1,087,006	1,108,109	Level 2
PIK loans	236,710	217,147	Level 3

31 December 2020:
Financial instruments measured at fair value:
Foreign exchange forward contracts	—	—	N/A

Financial instruments for which fair value is only disclosed:
Senior loan facility agreement	1,081,581	1,093,079	Level 2
PIK loans	216,341	183,058	Level 3

The fair value of foreign exchange forward contracts was determined based on the bank confirmation. The bank uses generally accepted valuation techniques, namely discounted cash flow models to determine the fair value.

The fair value of the senior loan facility agreement was determined by reference to price quotations on the Group’s debt at the reporting date.

The fair values of the PIK loans were valued by an independent third party and have been calculated as the present value of the estimated future cash flows, discounted using the appropriate yield curve based on the Group’s credit risk profile.

11.	EVENTS AFTER THE REPORTING PERIOD

Legal claims and other contingencies

For information about legal claims and other contingencies after the reporting period, see Note 9.

             ordinary shares

Preliminary Prospectus

Goldman Sachs International

J.P. Morgan

BofA Securities

Jefferies

RBC Capital Markets

BC Partners

Baird

Oppenheimer & Co.

Piper Sandler

Truist Securities

BNP PARIBAS

                    , 2021

Through and including                , 2021 (the 25th calendar date after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

The registrant will indemnify its directors and officers, to the fullest possible extent permitted under Luxembourg law, from and against any liabilities arising out of or in connection with their services. Members of the board of directors and senior management and certain other officers of the Company and certain subsidiaries are insured under an insurance policy against damages resulting from their conduct when acting in the capacities as such members or officers.

The Articles of Association provide for an indemnity for current and former members of the Board and such current and former officers and employees of the Company as designated by the board of directors, or collectively, the Indemnified Persons. The Company shall indemnify all Indemnified Persons against any financial losses or damages incurred by such person and any expense reasonably paid or incurred by such person in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which such person becomes involved to the extent this relates to his current or former position with the Company and/or a group company and in each case to the extent permitted by applicable law. No indemnification shall be given to an Indemnified Person: (a) if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such Indemnified Person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such Indemnified Person); (b) to the extent that the Indemnified Person’s financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so); (c) in relation to proceedings brought by such Indemnified Person against the Company, except for proceedings brought to enforce indemnification to which the Indemnified Person is entitled pursuant to the Articles of Association of the Company, any indemnification agreement entered into with such Indemnified Person which has been approved by the board of directors, or pursuant to insurance taken out by the Company for the benefit of such Indemnified Person; or (d) for any financial losses, damages, or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent.

Item 7. Recent Sales of Unregistered Securities

Not applicable.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Number	Description

1.1*	Form of Underwriting Agreement

3.1	Incorporated Deed of Keter Group SA, as currently in effect

3.2*	Form of Amended and Restated Incorporation Deed of Keter Group SA, to be in effect immediately prior to the consummation of this offering

5.1*	Form of Opinion of Arendt & Medernach SA

10.1*	Form of Investor Rights Agreement by and among Keter Group SA and certain holders identified therein

10.2*	Form of Registration Rights Agreement, by and among Keter Group SA and certain holders identified therein

10.3*	Form of Director and Officer Indemnification Agreement

II-1

Number	Description
10.4*	Senior Facilities Agreement, dated as of October 31, 2016, among Keter Group B.V. and the other parties named therein

10.5	Form of 2021 Equity Incentive Plan

21.1*	Subsidiaries of Keter Group SA

23.1	Consent of Ernst & Young S.A.

23.2*	Consent of Arendt & Medernach SA (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page to the registration statement)

99.1	Consent of Côme Arhanchiague to be named as a director nominee

99.2	Consent of Thomas del Marmol to be named as a director nominee

99.3	Consent of Ralph Kugler to be named as a director nominee

99.4	Consent of David Leland to be named as a director nominee

99.5	Consent of Alan LeFevre to be named as a director nominee

99.6	Consent of Tanya Thompson to be named as a director nominee

99.7	Consent of Alejandro Pena to be named as a director nominee

*	To be filed by amendment.

(b) Financial Statement Schedules:

None.

Item 9. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida on September 16, 2021.

Keter Group SA

By: /s/ Alejandro Pena
Name:	Alejandro Pena
Title:	Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alejandro Pena, Pasquale Iannone and Nir Palistrant as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on September 16, 2021 in the capacities indicated:

/s/ Alejandro Pena Alejandro Pena	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Pasquale Iannone Pasquale Iannone	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Jean-Baptiste Wautier Jean-Baptiste Wautier	Director

/s/ Benjamin Dupuy Benjamin Dupuy	Director

/s/ Pierre Stemper Pierre Stemper	Director

/s/ Giuliano Bidoli Giuliano Bidoli	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Keter Group SA has signed this registration statement on September 16, 2021.

By:	/s/ Alejandro Pena
Name:	Alejandro Pena
Title:	Chief Executive Officer and Director

II-3